As filed with the Securities and Exchange Commission on June 19, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GLOBAL ENERGY, INC.

(Exact Name of Registrant as Specified in its Charter)

OHIO	4931	31-1271534
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

312 Walnut Street, Suite 2300

Cincinnati, Ohio 45202

(513) 621-0077

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

H. H. Graves

President and Chief Executive Officer

312 Walnut Street, Suite 2300

Cincinnati, Ohio 45202

(513) 621-0077

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jonathan B. Abram, Esq. Dorsey & Whitney LLP 50 South Sixth Street Minneapolis, Minnesota 55402 (612) 340-2600 Fax: (612) 340-2868	Jeffrey J. Delaney, Esq. Pillsbury Winthrop Shaw Pittman LLP 1540 Broadway New York, New York 10036 (212) 858-1292 Fax: (212) 858-1500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common stock, no par value per share	$350,000,000	$10,745

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933. Includes the offering price attributable to shares available for purchase by the underwriters to cover over-allotments, if any.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated                     , 2007

Prospectus

                 Shares

Global Energy, Inc.

Common Stock

We are selling                  shares of our common stock. This is the initial public offering of our common stock. We anticipate that the initial public offering price will be between $         and $         per share.

Prior to this offering, there has been no public market for our common stock. We intend to apply to have our common stock listed on The Nasdaq Global Market under the symbol “GEGT”.

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page 12 of this prospectus.

	Per Share	Total

Initial Public Offering Price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to Global Energy, Inc.	$	$

We have granted the underwriters an option for a period of 30 days to purchase up to           additional shares of our common stock on the same terms and conditions set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

J.P. Morgan Securities Inc. will act as sole book-running manager and on behalf of the underwriters expects to deliver the shares of common stock to investors on or about                     , 2007.

JPMorgan

                    , 2007

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

Industry data and other statistical information relating to the energy industry used in this prospectus are based on independent publications, government publications, reports by market

i

research firms or other published independent sources. Some data are also based on our good faith estimates, derived from our review of internal surveys and the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information.

Unless otherwise indicated, any projections and any information contained in this prospectus relating to or based upon the market prices of commodities, production levels and items of a similar nature are based upon prevailing market prices for such commodities in effect as of the date of this prospectus.

A glossary of certain terms used in this prospectus appears on page 146 of this prospectus.

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Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus. Because this section is only a summary, it does not contain all of the information that may be important to you or that you should consider before making an investment decision. Before making an investment decision, you should read this entire prospectus, including the information contained in the section entitled “Risk Factors.” You should read the following summary together with the more detailed information and the consolidated financial statements and the notes thereto included elsewhere in this prospectus. Except as otherwise indicated or required by the context, references in this prospectus to “we,” “us,” “our,” “Global Energy” or the “company” refer to the combined businesses of Global Energy, Inc. and its subsidiaries.

Our company

We are an environmentally focused alternative energy company pursuing clean energy solutions based on gasification technologies. We are utilizing our ownership and operating experience to develop, construct, own and operate gasification facilities, certain of which will employ Integrated Gasification Combined Cycle (IGCC) technology. Gasification facilities cost-effectively convert low-value, solid carbon fuel sources, such as coal, petroleum coke (petcoke) and renewables, into higher value, environmentally cleaner energy sources such as synthetic gas (SG) or synthetic natural gas (SNG), which is virtually identical to natural gas. IGCC facilities use the SG that is produced through gasification to efficiently produce electricity. Gasification and IGCC technologies represent emerging segments of the energy market. Based on our experience of owning and operating a gasification facility and our portfolio of active development projects, we believe that we are the leading gasification and IGCC company in the U.S. and the U.K.

With three major near-term projects in active development, we believe that we have the most advanced portfolio of gasification and IGCC projects in the U.S. and U.K. energy markets. We are one of the first companies in the U.S. to receive permits necessary to begin construction work on an IGCC facility, which is located in Lima, Ohio. We believe that our Wabash SNG Export project under development at the Wabash River gasification facility in West Terre Haute, Indiana (the Wabash River facility) will be the first new gasification project in the U.S. since 1984 to produce SNG from coal for delivery through the natural gas pipeline system. We also believe that our proposed expansion project at Fife, Scotland will be the only solid feedstock conversion gasification facility in the U.K. to produce SNG and electricity. Upon completion of these three gasification projects as designed, we would have gasification production capacity of approximately 940 MW net of electricity and 63 BCF per year of SNG, which would give us the largest gasification capacity in each of the U.S. and the U.K. based on current production levels.

We believe that our prior ownership and operation of a gasification facility (the Wabash River facility) in the U.S. gives us the unique expertise required for developing, constructing, owning and operating gasification facilities. We have assembled a management team with a combined experience of over 300 years in the development, construction, ownership and operation of gasification and other energy facilities. From 2000 through January 2005, we owned and operated the gasification facility at Wabash River, one of only two IGCC facilities in the U.S., and, since that time, we have shared ownership of that facility through a joint venture. During this period, we demonstrated an ability to reduce operating costs, produce clean SG at competitive costs compared to prevailing market prices for natural gas and increase reliability at the Wabash River facility. The Wabash River facility is one of the world’s cleanest coal-based power stations according to the U.S. Department of Energy (DOE). We also own a gasification demonstration facility in Fife, Scotland at the Westfield Development Centre (Westfield), which our employees previously operated on behalf of British Gas.

We intend to commence operations within the next four years at three gasification projects currently under development:

•

Lima Energy IGCC.    Our project in Lima, Ohio is being designed to produce 540 MW net of electricity, 26 BCF per year of SNG and six million SCF per day of hydrogen. We refer to this project as the Lima project or Lima Energy IGCC. The Lima project is located on a 63-acre site which we intend to acquire from the City of Lima and will consist of three operating gasifiers and one connected spare gasifier. We expect that approximately half the gasification capacity will produce SG that will be used as fuel in General Electric (GE) gas turbines to generate electricity while the remaining half of the SG production will be converted to pipeline quality SNG and hydrogen products. We have entered into a ten-year SNG purchase and sale agreement with The Procter & Gamble Paper Products Company (P&G), a subsidiary of The Procter & Gamble Company, for six million MMBtu of annual SNG production at the Lima project. We began construction on the Lima project in October 2005 and expect to restart construction once full financing is in place, which we anticipate will be in the fourth quarter of 2007. The Lima project is expected to have project costs of approximately $1.01 billion and is expected to begin commercial operations in the fourth quarter of 2010.

•

Wabash SNG Export.    At the Wabash River facility, located in West Terre Haute, Indiana, we have the right to expand and begin commercial operation of an existing gasifier to produce pipeline quality SNG. We refer to this project as the Wabash River project or Wabash SNG Export. We have entered into a long-term agreement with Eagle Energy Partners I, L.P. for all of the SNG that will be produced by Wabash SNG Export. Wabash SNG Export is expected to produce 14 BCF of SNG per year. When Wabash SNG Export is operational, we plan to use coal from our own Indiana coal reserves (approximately 50 million tons), located approximately two miles from the Wabash River facility, to produce pipeline quality SNG. We currently expect to begin construction work on Wabash SNG Export in the fourth quarter of 2007. Wabash SNG Export is expected to have project costs of approximately $280 million and is expected to begin commercial operations in the first quarter of 2010.

•

Westfield Project.    At the Westfield Development Centre, located in Fife, Scotland, we plan to start operations in two phases consisting of two gasification projects (Fife gasification) and one electric project (Fife electric). We refer to these projects collectively as the Westfield project. In the first phase, which focuses on Fife gasification, we have begun the design work necessary to recommission our existing gasifier and to add new related equipment and site services. We expect that this gasifier will provide fuel to a gas turbine owned by a third party at the Westfield Development Centre to generate electricity. The second phase, consisting of the further development and completion of Fife gasification and the development of Fife electric is expected to add seven new gasifiers, each utilizing coal and renewable feedstock, and a new 400 MW net IGCC facility at the site. The expected capacity of SNG to be produced following completion of the Westfield project is 23 BCF per year. We expect that the gas turbines to be used at Fife electric will be fueled by the SG produced by the increased gasification capacity resulting from the installation of these seven new gasifiers. The Westfield project is expected to have project costs of approximately $860 million. We expect that construction work will begin on the first phase of the Westfield project in the fourth quarter of 2007. We currently expect that the two gasification projects will begin commercial operations following completion of the first and second phases in the third quarter of 2008 and the second quarter of 2010, respectively.

In addition, following the completion of these three projects, we intend to complete the development and construction of a second, larger gasification facility in the Lima, Ohio area and the development and construction of a larger gasification facility to be located near a 402 million ton coal reserve in Wyoming to which we acquired the rights pursuant to the assignment of several leases from the State of Wyoming in 2005 and 2007.

To support our development and construction plans, we have developed several strategic alliances including the following:

•	Shaw/Stone & Webster (SS&W), who will be our preferred provider of EPC services and pipes/vessels to our facilities, as well as our partner in developing future gasification technologies;

•	Oxbow Carbon & Minerals (Oxbow), who will be our preferred provider of petcoke and other feedstock to our facilities;

•

HTC Purenergy, who will provide carbon dioxide (CO2) management advisory services, including CO2 sequestration and enhanced oil recovery services at our facilities, to offset emissions through storage of CO2 in underground formations in commercial proximity to the facilities; and

•

Porvair Filtration Group (Porvair), from whom we expect to purchase all of our requirements for SG filters for certain entrained flow gasification technology projects and any filter-related equipment required with respect to such SG filters that Porvair or its affiliates manufacture and agree to supply.

Gasification and IGCC technologies

Gasification and IGCC are well-established technologies that represent emerging alternative technologies for the natural gas, electricity and transportation fuels markets. Gasification has been in commercial use for more than 50 years around the world. We believe that gasification products, such as SG or SNG, represent attractive economic alternatives to the historically high and volatile costs of liquid and gas-based fuel sources, particularly natural gas. In addition to this economic advantage, we believe that SG and SNG are alternative energy products that address the current environmental concerns associated with traditional carbon-based fuel sources, particularly coal.

Gasification technology is flexible and has consistently been able to efficiently convert several different low value hydrocarbon fuel sources, such as coal, petcoke and renewables, into various higher value fuels including SG, SNG, transportation fuels and hydrogen, which are environmentally superior fuel sources compared to the original hydrocarbon fuels. We believe that the most significant application of gasification is the conversion of coal and petcoke into SG or SNG at costs that compare favorably to current market prices for natural gas. The price of solid hydrocarbons such as coal, on a Btu basis, has historically been considerably lower and less volatile than the price of natural gas. We believe that the conversion of coal into SG to produce electricity provides cost advantages over natural gas and is cost competitive with traditionally sourced coal-based power generation, especially low-sulfur coal.

The environmental benefits of gasification result from the capability to produce energy with extremely low sulfur oxides (SOx), nitrogen oxides (NOx) and particulate emissions compared to burning coal and other solid fuels. In addition, we believe that the ability to convert coal into SNG in the gasification process results in a fuel source with the environmental qualities of natural gas. Gasification by definition is a closed system with minimal air emissions during normal operation. We believe that gasification offers a further potential environmental advantage in addressing current concerns over the atmospheric buildup of greenhouse gases such as CO2. Using the gasification process, CO2 can be separated and captured efficiently for use in enhanced oil recovery (EOR) projects or carbon sequestration, when techniques for carbon sequestration are fully developed by research programs.

The 2004 World Gasification Survey indicates that existing world gasification capacity grew to 45,001 MWth of SG output in 2004. This capacity is equivalent to more than 25,000 MW of electricity according to the DOE. The DOE also states, “The reason for this long-term and continuing growth is clear: modern, high temperature slagging gasifiers have the ability to convert low value feedstocks into higher value products—chemicals, fuels and electricity—while meeting the most demanding environmental standards for air emissions, solids, water use and CO2 removal from the product gas.”

Furthermore, we believe that gasification will benefit from the abundant supply of coal and other feedstock around the world and can serve as a large-scale energy supply solution. We believe that due to gasification’s broad and dynamic matrix of potential inputs and outputs, flexibility to use worldwide abundant feedstock, potential environmental benefits compared to other energy production methods and status as a proven and established process, we will be provided with a wide range of business opportunities and the flexibility to maximize value in an environment of high and volatile commodity prices.

Our markets

We intend to sell SNG into the natural gas market and electricity into the power market.

Natural gas is used primarily as a fuel to produce chemicals, to generate electricity and to heat buildings. In recent years, the U.S. natural gas industry has been characterized by a steady increase in demand and consumption coupled with a widening gap between production and consumption, which has resulted in increases in imports of natural gas to the U.S. The U.S. Energy Information Administration (EIA) estimates that consumption of natural gas in the U.S. will increase from approximately 22.0 trillion cubic feet (tcf) per year in 2005 to a peak of approximately 26.3 tcf per year in 2020, while production will only increase from approximately 18.3 tcf per year to approximately 20.9 tcf per year over the same period. In addition, according to the EIA, total electricity consumption in the U.S. is projected to grow by 43% from approximately 3,821 billion kilowatt hours in 2005 to approximately 5,478 billion kilowatt hours in 2030. Furthermore, according to the EIA’s International Energy Outlook 2007, worldwide marketed energy consumption is projected to increase by 57% from 2004 to 2030. Within this projection, global natural gas consumption is anticipated to grow by 64% from 2004 to 2030 from 99.6 tcf per year to 163.2 tcf per year, and worldwide net electric generation is anticipated to increase by 85% from 2004 to 2030 going from approximately 16,424 billion kilowatt hours to approximately 30,364 billion kilowatt hours.

We believe that this anticipated growth in demand requires significant investment in additional facilities for power generation and supplies of natural gas, including gasification and IGCC facilities. In the U.S., in order to meet this increasing demand, the EIA anticipates that 156 gigawatts of coal-fired power plants are required from 2005 through 2030, including an anticipated 67 gigawatts of newly constructed IGCC facilities. Furthermore, we believe that additional demand for clean, cost-effective power generation, including renewable power and other technologies, will result from clean air legislation, environmental regulations and concerns about rising levels of greenhouse gases.

Our competitive strengths

We believe the gasification technologies we intend to employ and our operational experience, technical expertise and strategic alliances give us several potential competitive strengths in the natural gas and electricity markets, including the following:

•

Our management team has significant expertise in the operation and ownership of gasification facilities, has been instrumental in the advancement of gasification and IGCC technologies and collectively has over 300 years of combined experience in the gasification and related industries.

•

We have an advanced project portfolio of gasification and IGCC projects in the U.S. and the U.K. We are one of the first companies in the U.S. to receive permits necessary for the construction of an IGCC facility (Lima Energy IGCC).

•	Our gasification and IGCC facilities will use proven technologies.

•	Our gasification facilities are being designed to produce SNG that we believe will provide cost advantages compared to traditionally sourced natural gas.

•

Our IGCC facilities are being designed to produce electricity at costs that we expect will be advantageous compared with the costs of electricity generated by natural gas-fired plants and competitive with the costs of electricity produced by coal-fired plants.

•

Our gasification facilities are being designed to produce environmentally superior fuels (SG and SNG) compared to coal, while our IGCC facilities are being designed to significantly reduce emissions of pollutants.

•	Our gasification and IGCC facilities are being designed to flexibly convert a broad and dynamic range of fuel sources, including renewables, into a variety of different fuel outputs.

•	Our gasification and IGCC facilities are being designed to run on a variety of abundant global resources, such as coal, petcoke and renewables.

•

We currently have mineral rights to approximately 452 million tons of proven and probable recoverable coal reserves in Wyoming and Indiana, which, on a Btu basis are approximately 1.3 billion barrels of oil equivalent (BOE).

•	We have entered into several strategic alliances that will support our development and construction plans.

•	Our projects are being designed to allow us in the future to implement technology to separate and isolate carbon dioxide (CO2).

•	While U.S. federal government regulation is supportive of gasification and IGCC technology, we do not anticipate requiring government subsidies to execute our business strategy.

Our business strategy

Our goal is to be the worldwide leader in the development, construction, ownership and operation of environmentally responsible gasification and IGCC facilities. In order to achieve this goal, we are pursuing the following business strategies:

•	We intend to operate our facilities in an environmentally responsible manner.

•	We intend to focus on the completion of the three major gasification projects currently under development, which we intend to begin operating within the next four years.

•	We plan to finance our projects by maximizing the use of project-specific non-recourse debt financing secured by the assets of each individual project.

•

We plan to enter into long-term offtake agreements for a sufficient portion of the output from each project to support project debt while selling the remainder of the output, if any, in retail and wholesale markets to take advantage of prevailing energy commodity prices.

•	We intend to leverage the energy facility expertise of our management team to efficiently bring our projects to commercial operation.

•	We intend to leverage our fuel sourcing capabilities to efficiently capitalize on the fuel flexibility of our projects.

•	We intend to expand our product offerings over time to capitalize on the conversion flexibility of our gasification facilities.

•

We intend to expand our existing strategic alliances and to enter into new strategic alliances to support our capabilities in areas such as development, construction, fuel sourcing and product marketing.

•

In the long term, we intend to develop, construct, own and operate additional gasification and IGCC projects, including large scale gasification facilities to produce SNG, electricity and other products.

Risks affecting us

In operating our business we have faced and will continue to face significant challenges. Our ability to successfully operate our business, and execute our development and construction plan, is subject to numerous risks, as discussed more fully in the section entitled “Risk Factors.” Among the risks and uncertainties that face our business are the following:

•	we have a limited history of operations;

•	we may be unable to complete our projects presently under development;

•	we may not be able to achieve our planned schedules and budgets for our development projects;

•	we may be unable to raise substantial additional capital required by our project development and construction plan;

•	we or our project companies may be unable to meet the debt service requirements of the financing arrangements used to fund our projects;

•

we are subject to increased construction risk as a result of our electing to act as our own main engineering, procurement and construction (EPC) contractor with respect to EPC arrangements at the Lima project or elsewhere;

•	we may be unable to obtain or maintain the agreements, permits, approvals and consents required to commence construction and commercial operations at our projects;

•	we may be unable to obtain feedstock for our projects at acceptable prices;

•	we may be unable to protect the confidentiality of sensitive information and know-how;

•	we may be unable to enter into acceptable offtake agreements due to fluctuations in natural gas prices and other energy commodity prices;

•	we may be unable to sell our end-products at favorable prices if market acceptance of gasification and IGCC technologies does not increase;

•	we will need to hire, retain and/or integrate key executive officers and skilled technical and field personnel; and

•	we may be adversely affected by existing and future worldwide, U.S. and U.K. governmental regulation and energy policies.

Any of the above risks could have a material adverse effect on our business, financial condition and results of operations. An investment in our common stock involves risks. You should read and consider the information set forth in the section entitled “Risk factors” and all other information set forth in this prospectus before investing in our common stock.

Our corporate information

We were incorporated in Ohio in October 1988. Our principal executive offices are located at 312 Walnut Street, Suite 2300, Cincinnati, Ohio, 45202, and our telephone number is (513) 621-0077. Our website address is www.globalenergyinc.com. The information on, or that may be accessed through, our website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.

The offering

Common stock offered by Global Energy	shares

Common stock to be outstanding immediately after this offering	shares

Over-allotment option	shares

Use of proceeds

We expect to receive net proceeds from this offering of approximately $         (or approximately $         assuming exercise of the underwriters’ over-allotment option in full). We intend to use (1) approximately $         million of the net proceeds to fund project costs, (2) approximately $         million of the net proceeds to pay certain accrued salaries, wages and bonuses to certain members of our senior management team, (3) approximately $         million to repay indebtedness that is currently overdue, (4) approximately $         million to fund the purchase price of the shares of our common stock which we expect to be required to purchase upon the closing of this offering from one of our shareholders and (5) the remainder of the net proceeds for future gasification projects, the addition of new employees and services to meet the demands of growth in a public company environment, working capital and general corporate purposes. See “Use of proceeds.”

Proposed Nasdaq Global Market symbol	GEGT

Risk Factors	See “Risk factors” beginning on page 12 for a discussion of factors you should consider carefully before deciding to invest in our common stock.

The number of shares of our common stock that will be outstanding immediately after this offering is based on          shares of our common stock outstanding as of         , 2007 (as adjusted to reflect the adjustments set forth below).

Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise the over-allotment option granted to them by us, and has been adjusted to reflect:

•	a -for-1 stock split of our common stock to be effected immediately prior to the effectiveness of this offering;

•	the automatic conversion of all shares of our outstanding cumulative convertible redeemable preferred stock into shares of our common stock upon the closing of this offering;

•

the conversion of $     million in outstanding principal, accrued interest and bond fee as of         , 2007 under (1) a $2.0 million secured 9% note issued to a third party in January 2004, and an additional $2.0 million representing a bond fee due on such secured note as a result of its overdue status, and (2) a $2.8 million secured note bearing interest at LIBOR plus 5% issued to an affiliate of such third party in December 2002 into a total of          shares of our common stock, in each case, upon the closing of this offering, assuming that both such third party and its affiliate elect to convert such outstanding principal, accrued interest and bond fee into shares of our common stock, as discussed in the section entitled “Management’s discussion and analysis of financial condition and results of operations;”

•

the issuance of          shares of our common stock to minority shareholders of our Global Energy Europe Limited and Global Energy de Mexico, S.A. de C.V. subsidiaries upon the closing of this offering in connection with certain corporate reorganization matters discussed in the section entitled “Certain relationships and related transactions—Subsidiary relationships;”

•

the retirement by us of          shares of our common stock which we expect to be required to purchase upon the closing of this offering from one of our shareholders, as discussed in the section entitled “Description of capital stock;” and

•	amendments to our charter and bylaws to be effective upon the closing of this offering.

Summary financial data

The following tables summarize our consolidated financial data for the periods presented. The summary consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 are derived from our audited annual financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the three months ended March 31, 2006 and 2007 and summary consolidated balance sheet data as of March 31, 2007 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. Our unaudited consolidated financial statements include, in the opinion of our management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of those statements. The historical results are not necessarily indicative of the results to be expected for any future periods. You should read this data together with the consolidated financial statements and related notes appearing elsewhere in this prospectus, as well as “Capitalization,” “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations.”

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
(in thousands except per share data)				(unaudited)

Consolidated statements of operations data:
Product sales	$6,591	$—	$—	$—	$—
Cost of goods sold	12,111	—	—	—	—

Gross profit (loss)	(5,520)	—	—	—	—
Selling, general and administrative expenses	3,771	7,930	17,071	3,527	4,019
Depreciation and amortization	668	407	407	101	103
Impairment of long-lived assets	—	—	903	—	—

Operating loss	(9,959)	(8,337)	(18,381)	(3,628)	(4,122)

Other income (expense):
Interest expense, financing fees and penalties, net	(11,713)	(3,585)	(7,695)	(698)	(1,156)
Foreign exchange gain (loss)	749	(1,080)	1,516	102	24
Gain on formation of joint venture (SG Solutions, LLC)	—	15,383	—	—	—
Gain on sale of air separation unit	—	29,301	—	—	—
Gain on E-Gas™ Technology contract amendment	—	—	7,760	7,760	—
Dividend income	—	—	1,096	106	660
Other	623	256	284	76	34

(Loss) income before taxes	(20,300)	31,938	(15,420)	3,718	(4,560)
Provision for income taxes	34	962	376	94	—

Net (loss) income	$(20,334)	$30,976	$(15,796)	$3,624	$(4,560)

Dividends on cumulative convertible redeemable preferred stock	(48)	(48)	(48)	(11)	(11)

Net (loss) income to common shareholder	$(20,382)	$30,928	$(15,844)	$3,613	$(4,571)

Loss (earnings) per common shareholder
Basic	$(3.55)	$5.32	$(2.63)	$0.62	$(0.73)
Diluted	(3.55)	5.07	(2.63)	0.60	(0.73)

Weighted average shares outstanding
Basic	5,739	5,810	6,032	5,857	6,222
Diluted	5,739	6,158	6,032	6,079	6,222

	As of March 31, 2007
	Actual	As adjusted(1)
(in thousands)	(unaudited)

Consolidated balance sheet data:
Cash and cash equivalents	$ 74	$
Total assets	18,759
Total debt	23,656
Cumulative convertible redeemable preferred stock	371
Total shareholders’ deficit	(40,079)

(1)	As adjusted information reflects (a) a -for-1 stock split of our common stock to be effected immediately prior to the effectiveness of this offering, (b) the automatic conversion of all shares of our outstanding cumulative convertible redeemable preferred stock into shares of our common stock on a post-split basis upon the closing of this offering, (c) the conversion of $ million in outstanding principal, accrued interest and bond fee as of , 2007 under (1) a $2.0 million secured 9% note issued to a third party in January 2004, and an additional $2.0 million representing a bond fee due on such secured note as a result of its overdue status, and (2) a $2.8 million secured note bearing interest at LIBOR plus 5% issued to an affiliate of such third party in December 2002 into a total of shares of our common stock, in each case, upon the closing of this offering, assuming that both such third party and its affiliate elect to convert such outstanding principal, accrued interest and bond fee into shares of our common stock, (d) the issuance of shares of our common stock to minority shareholders of our Global Energy Europe Limited and Global Energy de Mexico, S.A. de C.V. subsidiaries upon the closing of this offering in connection with certain corporate reorganization matters, (e) the retirement by us of shares of our common stock which we expect to be required to purchase upon the closing of this offering from one of our shareholders and (f) our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share (the mid-point of the initial public offering price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and offering expenses, and the application of the net proceeds from those shares. Each $1.00 increase (decrease) in the assumed public offering price of $ per share would increase (decrease) each of cash and cash equivalents, total assets and total shareholders’ equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase of 1.0 million shares in the number of shares offered by us, together with a concomitant $1.00 increase in the assumed offering price of $ per share, would increase each of cash and cash equivalents, total assets and total shareholders’ equity by approximately $ million. Similarly, each decrease of 1.0 million shares in the number of shares offered by us, together with a concomitant $1.00 decrease in the assumed offering price of $ per share, would decrease each of cash and cash equivalents, total assets and total shareholders’ equity by approximately $ million. The as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

Risk factors

Investing in shares of our common stock involves a high degree of risk. Before deciding to invest in shares of our common stock, you should carefully consider the following risk factors. The risks described below are the ones we consider material to your decision to invest in our common stock at this time. If any of the following risks occur, our business, financial condition, prospects or results of operations could be materially harmed. The trading price of our common stock could decline due to any of these risks and you may lose all or part of your investment in our common stock.

Risks relating to our business and industry

We have a limited history of operations and we do not directly operate a gasification facility.

We have a limited operating history upon which you can evaluate our business, and we do not directly operate a gasification facility. We are focused on developing and constructing new or expanded gasification and IGCC facilities that we intend to complete within the next four years. As a result, we do not have an operating history, other than our operation of the Wabash River facility from 2000 through January 2005, on which you can evaluate our business and prospects. In addition, our financial statements are not indicative of the operating results that we are likely to experience after the completion of the development and construction of our projects. As a consequence, our prospects must be considered in light of the uncertainties and risks associated with a limited operating history.

We may be unable to complete the development and construction of our projects on our planned schedule or within our project budget.

Our ability to complete the design, development and construction of each project, and to commence commercial operations at each project, according to our planned schedule and within our project budget, if at all, will depend upon a variety of factors, including:

•	obtaining adequate project-specific debt or other financing,

•	completing the project design and engineering for each project,

•	negotiating commercially acceptable EPC contracts and engaging qualified sub-contractors to perform under these EPC contracts,

•	receiving critical components and equipment from third parties on schedule and according to design specifications,

•	integrating and optimizing the operation of critical components and equipment supplied by third parties into a single plant that operates according to design specifications,

•	receiving quality and timely performance of third-party services,

•	hiring and training key personnel, including plant managers and facility operators,

•	obtaining adequate and reliable supply agreements for feedstock, water, utilities and other necessary raw materials,

•	negotiating pipeline easement, interconnection and transmission agreements for the delivery of SNG and electricity through local and national natural gas pipelines and electrical grids,

•	establishing long-term offtake arrangements for a sufficient portion of each project’s output to support project debt,

•	acquiring adequate real estate rights,

•	securing and maintaining required regulatory and environmental permits or approvals,

•	obtaining necessary third-party consents,

•	licensing, or otherwise obtaining, on acceptable terms, any technology needed to construct and operate each project, and

•	avoiding force majeure or other events out of our control with respect to our projects.

The development and construction process for our first three projects is expected to require at least four years given the complex nature of designing, constructing, permitting and starting the operation of commercial scale gasification and IGCC facilities. Any delay in, or failure to, achieve one or more of the foregoing factors could:

•	cause a project to miss its scheduled date to begin operations or not begin operations at all,

•	result in cost overruns compared to project budget,

•	prevent the project from operating according to design specifications,

•	cause termination of our offtake agreements,

•	reduce operating income at the project, or

•	make commercial operation of the project uneconomic or impracticable.

Our planned schedule and project budget for each of our projects may not be achievable.

The expected date of first commercial operations, and the projected total project costs, for each project are based on our internal estimates and depend on a variety of assumptions that ultimately may prove to be incorrect. At this time, we have not entered into a fixed price engineering, procurement and construction (EPC) contract for our Wabash SNG Export or Westfield projects with a third party EPC contractor, in which the EPC contractor agrees to meet our planned schedule and projected total construction costs for these projects. In addition, we have not received a final independent engineer’s report with respect to any of our projects, and therefore do not have an independent evaluation as to whether we can achieve our planned schedules and projected total project costs at any of our projects. As a consequence, our project schedules and budgets may contain incorrect assumptions and unknown execution risks and other uncertainties that may cause our planned schedules and estimated costs for our projects to not be achievable. To a large degree, our financial results will depend on our ability to implement our development and construction plan on time and on budget.

In connection with our evaluation of alternative financing arrangements for Lima Energy IGCC, we have consulted with an independent engineer. We have been advised by this independent engineer that certain of our plans for the construction and financing of Lima Energy IGCC are subject to risks and uncertainties, including:

•

Lima Energy IGCC is the initial gasification project for the project’s general contractor, Industrial Construction Company (ICC), the systems integrator, SSOE, Inc., and the designer of the power island and total plant integration, Sega, Inc.

•	Lima Energy IGCC is the largest project that ICC has attempted to construct.

•

Although ICC has a guaranteed maximum price contract for the construction of Lima Energy IGCC, the independent engineer considered all cost estimates for the project to be preliminary. Any required modifications to the design of the Lima Energy IGCC project will not be known until engineering is at least 25% complete, a point intended to be reached within 90 days after the full notice to proceed is delivered.

•

ICC’s contract guarantees the maximum construction cost of Lima Energy IGCC (subject to change orders for up to $86.2 million which are made during the 90 days following delivery of the full notice to proceed), the construction completion date, and the performance of the facility. However, ICC’s liability for delays in the construction completion date is limited to 20% of the maximum construction cost in the contract and its liability for failure to meet performance standards is limited to 20% of the maximum construction cost in the contract. ICC’s total liability on all its guarantees is limited to 25% of the maximum construction cost in the contract.

•

The independent engineer has not been able to confirm that the estimating methods that form the basis for the guaranteed maximum construction cost in the ICC contract were in accordance with generally accepted conceptual engineering and estimating practices and methods.

•

The independent engineer is of the opinion that the estimated total construction costs for Lima Energy IGCC are significantly lower than the estimated construction costs for reasonably similar combined IGCC and SNG projects with which the independent engineer is familiar. As a result, the independent engineer has not been able to form an opinion as to the adequacy of the proposed contingency reserves to be provided by GEC for Lima Energy IGCC.

In addition, the independent engineer initially advised us that our proposed contractual duration from full notice to proceed to commercial operation of Lima Energy IGCC did not appear to be achievable. Subsequent to receiving such advice, we issued a change order to lengthen the contractual duration and we are in discussions with the independent engineer regarding such contractual duration.

The advice of the independent engineer has not been issued in the form of a final written report and may be subject to change based on several factors, including, among other factors, modifications in our construction schedule for Lima Energy IGCC, adjustments to our estimates of construction costs to account for design modifications and additional engineering, and amendments of our construction agreements with ICC and other sub-contractors. Any report of an independent engineer that may be issued in the future could reach substantially different conclusions regarding Lima Energy IGCC depending on the circumstances at the time any such report is issued.

We have incurred losses since our inception and anticipate that we will continue to incur increasing losses for the foreseeable future.

We have incurred operating losses and negative cash flows since our inception in October 1988. We had operating losses of $10.0 million in 2004, $8.3 million in 2005 and $18.4 million in 2006. We currently have no revenues and do not expect to generate significant revenues, if any, until at least our Lima Energy IGCC project and our Wabash SNG Export and Westfield expansion projects are completed, which we currently anticipate will occur in 2010. Our only current source of operating cash flows comes from payments related to our 50% ownership interest in the joint venture that owns the Wabash River facility, SG Solutions, LLC, and potential royalty payments from ConocoPhillips in connection with our sale of the E-Gas™ gasification technology described elsewhere in this prospectus.

We anticipate that our expenses will continue to increase substantially following the closing of this offering as we implement our project development and construction plan and expand our marketing and general and administrative operations. In addition, such factors as increases in labor or material costs, higher than anticipated financing costs for our projects, non-performance by third-party suppliers or subcontractors and major incidents and/or catastrophic events, such as fires, explosions, earthquakes or storms, may cause us to experience increased costs with respect to our projects. For these reasons, we expect to continue to incur significant and increasing operating losses for the next several years. These losses have had and will continue to have an adverse effect on our shareholders’ equity and working capital.

Our ability to become and remain profitable will depend on, among other things:

•	our ability to identify, develop and construct gasification and IGCC facilities, including our projects currently in development, at our projected cost and within our projected timetables;

•	our ability to obtain adequate financing for our projects on terms consistent with our expectations;

•

our ability to effectively manage the operations at our facilities and to avoid extended outages or other breakdowns or failures of equipment or processes, whether due to catastrophic natural events or otherwise;

•	prices for traditional and alternative fuel sources and competitive power generation technologies;

•	our ability to develop and market our end-products at a sufficient margin;

•	our ability to develop an effective internal corporate organization and systems; and

•	our ability to attract, hire and retain qualified and experienced management and technical and field personnel.

Because of the numerous uncertainties associated with the development, construction, ownership and future operation of our projects, we are unable to predict the extent of any future losses or when we will become profitable, if ever. Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future.

We anticipate undergoing a period of rapid growth and activity related to our development and construction plan and our failure to manage this growth and activity could harm our business.

Subsequent to the completion of this offering, in the near term, we anticipate undergoing a period of rapid growth in the number of employees and in the scope of our operations as we accelerate the development and construction of our three near term projects. In the long term, we intend to develop, construct or acquire new projects, increase our gasification capacity, develop gasification technologies and improve the application of existing gasification technologies we select for our projects. This anticipated growth, as well as any other growth that we may experience in the future, will provide challenges to our organization and may strain our management, technical and field personnel and operations, especially since our development and construction plan involves simultaneous activity on multiple projects. We may misjudge the amount of time or resources that will be required to manage effectively any anticipated or unanticipated growth or activity in our business or with respect to our development and construction plan or we may not be able to attract, hire or retain qualified and experienced personnel, including additional senior management personnel and technical and field personnel, to meet our needs. Our ability to manage growth and to execute our development and construction plan will depend in large part on our ability to continue to enhance our operating, financial and management information systems. If we cannot scale our business appropriately, maintain control over expenses or otherwise adapt to anticipated and unanticipated growth or changes to our development and construction plan, our business resources may become strained, and we may fail to stay within our project budgets or fail to achieve our target commercial operation dates for one or more of our projects.

Our development and construction plan requires substantial additional capital, and we may be unable to raise capital when needed, which could force us to delay, reduce or eliminate some or all of our development and construction plan.

We will require substantial capital resources in addition to the proceeds from this offering to fund our development and construction plan. Over the next four years, we expect to need $1.01 billion for the Lima project, $280 million for the Wabash SNG Export project and $860 million for the Westfield project. We also expect to need substantial funds for the development and construction of our proposed second gasification facility near Lima, Ohio and our proposed new gasification facility in Wyoming. We intend to supply the funds necessary for these projects through a combination of equity, including this offering, and debt, primarily non-recourse debt financing specific to each project. Our ability to obtain adequate funding for our projects will depend on a variety of factors, including adequacy of equity investment in each project, adequacy of EPC and related contracts, the opinions of the independent engineers we retain for each project, the adequacy of offtake arrangements and market conditions for each project. We may not be able to obtain adequate funding on terms consistent with our expectations to support our development and construction plan in a timely manner.

We may also need additional financing for a variety of reasons, including to support ongoing operations (including operations and maintenance expenses at our projects after commercial operations start), to pursue new project development opportunities (including EOR and CO2 sequestration), to attract and retain qualified management and technical and field personnel, to establish an effective infrastructure and to acquire complementary businesses or technologies. We do not have a credit facility to provide short term borrowing capacity.

Future financings may include terms that disadvantage us or restrict our operations or use of operating cash flow. For example:

•	borrowings or debt issuances by us may subject us to restrictive covenants, including limitations on our ability to raise additional capital;

•	borrowings or debt issuances at the project level may subject the project to restrictive covenants, including covenants limiting its ability to make distributions to us or raise additional capital;

•	borrowing or debt issuances at the project level could carry higher financing costs than expected due to credit market conditions and the supply of funds for gasification and IGCC projects; and

•	additional offerings of our equity securities would cause dilution of our common stock.

In addition, it is also possible that the actual costs to complete any one of our projects may be greater than anticipated, in which case we may be forced to raise additional funds to complete the project on terms that substantially reduce the value of the project to us.

If we are unable to raise adequate funds, or to raise adequate funds on terms acceptable to us, we may have to delay, reduce or eliminate some or all of our development and construction plan, liquidate some or all of our assets, or transfer ownership of one or more of our projects to our lenders or strategic partners.

If we or our project companies are unable to meet the debt service requirements of the financing arrangements used to fund our projects, our lenders may take over ownership of our projects.

We intend to supply a significant amount of the funds necessary for our projects through non-recourse debt financing specific to each project, which will be secured by the assets of such project. As a result, we expect to be highly leveraged. In the event that after a debt financing, a project experiences cost overruns or a material delay in the start of commercial operations, the project may be unable to meet its debt service requirements. In addition, once a project becomes operational, an increase in the price of feedstock or other raw materials, a decrease in prices for natural gas and electricity, a failure of the project to achieve its specified reliability or performance standards, or the occurrence of other events that may or may not be within our control, such as natural disasters, could cause the project to be unable to meet its debt service requirements, possibly resulting in a default under a project financing agreement and ultimately the bankruptcy of that project company. In the event of a default that we or our project company cannot cure, the lenders would generally have rights to enforce their security interest in the assets of the relevant project and assume control over the ownership of such project. A bankruptcy of a project company may also constitute an event of default under any future debt agreements of ours even though such project company may not be a party to such agreement.

If we are unable to release existing liens on our assets, we may be unable to obtain financing at the project level.

At March 31, 2007, we had $26.7 million (principal and interest) of outstanding indebtedness in default, most of which was secured by assets related to our projects. In order to obtain non-recourse debt financing specific to each project, we will need to pay off this outstanding indebtedness and obtain releases of the liens associated with such indebtedness. We intend to use $     million of proceeds from this offering to repay outstanding indebtedness. We will require the assistance of our lenders to release liens on project assets in a timely manner once they receive repayment. A delay in obtaining the release of liens on project assets could affect the timing of financings for one or more of our projects.

Our dependence on third-party service providers and suppliers may cause delays in the development and construction of our projects.

In certain instances, we will rely entirely on third parties to supply us with all of the equipment, components and construction and engineering services necessary for the development and construction of our projects. As of the date of this prospectus, we have entered into limited contractual arrangements with service providers and suppliers for the development and construction of our projects. As a result, we do not yet have many of the contractual arrangements with service providers, such as fixed price EPC contracts for the Wabash SNG Export and Westfield projects, or equipment and component suppliers that will be needed to obtain adequate financing for our projects and to complete the development and construction of our projects. We may have difficulty obtaining agreements with third-party service providers and equipment and component suppliers on terms favorable or acceptable to us.

Once a services or supply agreement is obtained, we cannot be sure that our third-party service providers and equipment and component suppliers will provide their services or deliver equipment or components in a timely manner. Generally, our service providers and equipment and component suppliers will have had limited experience with gasification and IGCC projects, which increases the risk of untimely, incomplete or insufficient performance, especially with respect to EPC services. If these service providers and equipment and component suppliers should fail to provide services or deliver equipment or components in a timely manner or if the services or equipment fail to meet our quality, quantity or cost standards, we could experience construction delays or cost increases, which will adversely affect our ability to complete construction, to commence project operations and to generate revenue. If an EPC contractor fails to perform under its agreement to complete a project by a scheduled date at a fixed price or is unable to pay performance guarantees or liquidated damages, we may be unable to complete the project. Even if that EPC contractor pays all performance guarantees and liquidated damages required under its agreement with us, that agreement may not provide for sufficient performance guarantees or liquidated damages to enable the completion of a project.

Some key gasification equipment and components are complex and highly specialized in nature, are available from only a limited number of sources, are difficult to manufacture and require long lead times from the time an order is placed to when the equipment or components are delivered. As a result, if our equipment and component suppliers do not perform as expected, we may have difficulty finding alternative suppliers on a timely basis and we could experience a significant delay in receiving key equipment and components for our projects. Any interruption or delay in the supply of equipment or components, or our inability to obtain equipment or components from alternative sources at acceptable prices in a timely fashion, could impair our ability to develop and construct any of our projects consistent with our projected timing, if at all.

We are subject to increased construction risk as a result of our wholly-owned subsidiary acting as our main EPC contractor with respect to EPC arrangements at the Lima project.

In connection with the construction of the Lima project, Gasification Engineering Corporation (GEC), our wholly owned engineering and operations subsidiary, entered into an EPC contract with Lima Energy Company (Lima Energy), another of our wholly owned subsidiaries and the owner of the Lima project, to provide main EPC contractor services to the Lima project, which means that GEC is responsible for building and testing the Lima project and training the operators of the Lima project. GEC in turn has entered into an EPC agreement with ICC, providing that ICC, as general contractor, will assume day-to-day execution and implementation provide certain construction services and hire additional, separate subcontractors with respect to the Lima project. The Lima project is the first gasification project and the largest project attempted by ICC and the first project for GEC. If ICC fails to perform under its contract for any reason, we would be forced to engage a substitute contractor, which would likely result in a significant delay in our development and construction schedule for the Lima project. Although ICC has guaranteed overall facility performance and construction schedule and is obligated to pay liquidated damages up to a specified amount in the event of certain delays or performance shortfalls in its work, GEC has guaranteed that commercial operation of the Lima project will occur by the guaranteed completion date and is also required to pay liquidated damages to Lima Energy Company in the event that the schedule and performance guarantees agreed to in the two EPC contracts are not met or covered by ICC. In addition, GEC must maintain a separate reserve to finance cost overruns and as a backup to ICC’s performance guarantees and obligation to pay liquidated damages. A portion of GEC’s reserve will be funded with the proceeds of this offering.

We believe that our role as the main EPC contractor and our arrangement with ICC as general contractor for the Lima project is unique in the context of the development and construction of energy facilities. Because we are acting as the main EPC contractor, we are not relying on a third-party EPC contractor to be responsible for cost overruns, schedule or performance guarantees or liquidated damages, which such third-party EPC contractor would typically be required to pay in the event that such amounts are not otherwise paid by a responsible subcontractor. Instead, we must provide back-up guarantees and establish reserves for project contingencies ourselves and rely directly upon the reserves and liquidated damages obligations of ICC and other subcontractors. This contracting approach places us, through GEC, in the position of providing the overall guarantees for the Lima project to the lenders for the project. As a result, potential lenders may require us to incur higher financing costs due to this contracting approach to the extent that they are willing to finance the Lima project on this basis at all. In the event that the schedule or performance guarantees for the Lima project are not met or covered by ICC or other subcontractors and we exhaust our own established reserves, we may default on any future Lima project financing arrangements and the lenders would generally have the right to assume ownership of the Lima project.

In the future, we may choose to provide main EPC contractor services to a particular project, which would expose that project to similar risks as the Lima project. Our lack of experience in the role of EPC contractor for projects of our proposed magnitude, including the Lima project, coupled with our potentially acting as main EPC contractor on several of our projects simultaneously, may delay the development, construction or completion of one or more of our projects, may increase our financing costs and put us at a disadvantage compared to other alternative energy or similar companies that may utilize the services of established outside EPC contractors for similar projects.

Our projects involve the use of specialized technology and equipment that must conform to particular design specifications, which may cause delays or increased costs in connection with their completion and delivery.

Gasification and IGCC projects are technically complex. Our projects are being designed to meet specified engineering and performance standards and they involve the use of specialized gasification equipment, including fuel islands, gasification islands, power islands, air separation units, and environmental systems and control equipment, as well as various custom design elements. The manufacturing of this specialized gasification equipment and the construction of facilities in accordance with established design specifications involves substantial engineering expertise coupled with the use of highly specialized, gasification technology, which may vary from project to project. We have not completed (or, in certain cases, significantly begun) the design and engineering work for the projects currently in development, which means we may encounter unexpected engineering, construction or technical difficulties and delays during the construction process as a result of required design modifications. In addition, this equipment or engineering expertise may become more costly in the future. Factors such as design and engineering errors and construction performance falling below expected levels of output or efficiency could cause us to experience delays in completing the construction or commencing the commercial operations of our projects on time or on budget.

We may be unable to obtain or maintain the regulatory permits, approvals and consents required to construct and commence operations at our projects.

We must obtain numerous environmental and other regulatory permits and certifications from federal, state and local agencies and authorities, including air permits and wastewater discharge permits, in order to construct and commence operations at our projects. A number of these permits and certifications must be obtained prior to the start of construction for a project, while other permits are required to be obtained at or prior to the time of first commercial operation. Any failure to obtain the necessary environmental permits and certifications on a timely basis could delay the construction or commercial operation of our projects. In addition, once a permit or certification has been issued to us for a project, we must take steps to develop the project or the permit could lapse. We may also need to modify existing permits to reflect changes in design or in project requirements, which modification could be evaluated under a legal or regulatory regime that may be more stringent than when the permits were originally granted.

At the Lima Energy IGCC project, delays in our construction schedule have required us to seek an extension of our air permit, which was issued on March 26, 2002. Under this air permit we were required to begin construction on the Lima Energy IGCC project prior to September 26, 2003, which date was extended to September 26, 2004. Under the air permit as extended, Lima Energy was required to undertake a continuing program of installation or modification at the Lima Energy IGCC project, or enter into a binding contractual obligation to undertake and complete within a reasonable time a continuing program of installation or modification at the Lima Energy IGCC project, prior to September 26, 2004. On September 16, 2004, Lima Energy entered into a $29 million Contract to Install Material Handling Equipment with Roberts & Schaefer Company (the R&S Contract) for the installation of a fuel handling facility at the Lima Energy IGCC project. Engineering and design work on the fuel handling facility began upon award of the contract. On October 1, 2004, Lima Energy provided the Ohio Environmental Protection Agency (OEPA) with a Notice of Construction Start based on its entrance into this contract. After the completion of the work required under the R&S Contract, Lima Energy paused on-site construction activities at the facility in October 2006, pending further financing for the project.

Lima Energy also has explained to OEPA that Lima Energy plans certain changes and modifications to the design of the Lima IGCC Project. OEPA staff reviewed descriptions of these changes and modifications provided by Lima Energy and confirmed either that certain changes did not require an air permit amendment or that other changes should be pursued in an air permit modification. As would be the case in many requests for an air permit modification, OEPA has indicated to us that it intends to conduct a review of our air permit in the context of the modification request, including issuing a public notice and request for comments on the proposed permit terms. Parties seeking to challenge our air permit could intervene in this review process to raise objections and request changes to our air permit. In addition, any such review will be made according to the regulations of OEPA at the time of the review and the air quality restrictions in effect for Lima, Ohio, which may be more restrictive than the restrictions in place at the time of the original issuance of the air permit. In connection with such a review, the OEPA could evaluate all aspects of our air permit, including whether the start of construction under the R&S Contract and the progress of construction to date continues the permit’s authorization to construct, as well as the proposed modifications to the design for the Lima Energy IGCC Project. As a result of this comprehensive review, OEPA could invalidate the air permit. In all cases, the U.S. Environmental Protection Agency retains the authority to review the determinations made by the OEPA, and it could impose stricter terms for the continuation of the Lima Energy IGCC Project. If for any reason, the OEPA does not reissue our air permit with our requested modifications, we may be required to:

•	delay or suspend construction at the Lima Energy IGCC project until the necessary regulatory approvals are obtained, if ever;

•	seek a new air permit for the project;

•

modify our design of the Lima Energy IGCC Project or adopt new equipment and processes for handling emissions at the Lima Energy IGCC, which could result in increased costs or delays in the construction schedule; or

•	pay fines for any past noncompliance if any were to be identified.

We require agreements with, and consents from, third parties to construct and commence operations at our projects.

We require numerous agreements with third parties that we have not yet obtained to allow us to construct and commence operations at our projects. We need third party consents, easements and agreements to connect our projects to natural gas pipelines and the electric power grid. We also require agreements that we have not yet obtained to provide rights of way and other access rights. In addition, we must enter into shared services agreements and leases for the use of common facilities and land at our Wabash SNG Export and Westfield projects. As we begin operations at these projects we will require the on-going cooperation of third parties to operate effectively. As an example of the consent requirements for a project, prior to commencing commercial operations at the Wabash SNG Export project, we will need to, among other things, negotiate a detailed common facilities agreement relating to use of land, use of additional water supply from the Wabash river and other matters, negotiate a lease for the SNG product line to cross the adjacent property of a third party and finalize negotiations with Midwestern Gas Transmission for the interconnection into its pipeline for the transport of natural gas. The process of obtaining these agreements and rights is time-consuming and burdensome. Our other projects are expected to require similar agreements and consents. If we are unable to obtain and maintain such agreements and rights needed to construct and commence operations at our projects, or if the rights that we do obtain are modified, cancelled or not renewed, our projects could be materially adversely affected.

We may not be able to obtain feedstock at acceptable prices, which could increase operating costs significantly and harm our profitability.

Our ability to operate our facilities once we have completed development and construction activities is dependent upon the availability of feedstock at reasonable prices. Different gasification technologies utilize different types of feedstock and we may not have access to the feedstock appropriate for each technology at our facilities. In addition to the coal reserves that we have rights to in Wyoming and Indiana, we plan to purchase feedstock such as coal and petcoke as fuel sources for our projects. In addition, we plan to purchase electricity and natural gas during the initial plant start-up period to supplement these feedstocks. Such electricity and natural gas will be purchased at market prices which may be high. During periods of rising prices for such feedstock, we may incur significant increases in our operating costs while not being able to increase our selling prices in a timely manner due to the fixed price nature of our existing offtake agreements. In addition, as a result of increased demand during such periods, our suppliers may be unable to supply the necessary feedstock to us or may otherwise fail to deliver products to us in the quantities required and at acceptable prices.

Natural disasters, catastrophic accidents, equipment failure or other similar events could delay our development and construction schedule and reduce the availability of the end-products of our gasification and IGCC facilities after operations commence.

Our gasification and IGCC facilities may be damaged by, or experience outages as a result of, natural disasters, catastrophic accidents, equipment failure or other events beyond our control.

Any such incidents could result in severe business disruptions, including a delay in our development and construction schedule, a reduction in the availability of our end-products, the termination of our offtake agreements in certain circumstances, such as if we do not achieve commercial operation by an agreed date, and significant decreases in revenues or significant additional costs to us. Given the nature and location of our gasification and IGCC facilities, any such incidents also could cause fires, leaks, explosions, spills or other significant damage to natural resources or property belonging to third parties, or personal injuries, which could lead to significant claims against us. We anticipate that we will maintain insurance consistent with industry standards to protect against these risks (subject to availability on commercially reasonable terms). We have not yet, however, obtained the insurance we expect will be necessary for each of our projects, and there can be no assurance that such insurance coverage will be available in the future on commercially reasonable terms or at commercially reasonable rates. In addition, insurance coverage may be insufficient or may become unavailable for certain of these risks and, even if available, the insurance proceeds received for any loss of or damage to any of our facilities, or for any loss of or damage to natural resources or property or personal injuries caused by our operations, may be insufficient to cover our losses or liabilities without materially adversely affecting our business, financial condition and results of operations.

We rely upon third parties for certain licenses and we have no assurance that, in the future, we will be able to secure licenses for the technologies that we intend to employ at our gasification and IGCC facilities.

A portion of the intellectual property that we plan to use at our facilities has been and may be licensed to us on a project-by-project, non-exclusive basis from third parties who may also license such intellectual property to others, including our competitors. For example, we license the E-Gas™ technology that we intend to use at the Wabash SNG Export project and the Lima project from ConocoPhillips under the terms of an asset purchase and sale agreement with ConocoPhillips. The asset purchase and sale agreement does not provide for any expiration date of our right to license the E-Gas™ technology and contains specific terms for the licensing and use by us of this technology in connection with the operation of ten additional gasification projects of which we own at least 50% of the equity interest and which are in commercial operation prior to December 31, 2015.

We do not know whether the necessary technologies to operate our facilities will continue to be available to us for an indefinite period of time on commercially reasonable terms, or at all. If we were forced to renegotiate the terms of the agreements relating to these technologies in the future following the expansion of our project portfolio or for other reasons, we could be unable to access important gasification technologies on terms acceptable to us.

Furthermore, in the future, we may need additional licenses to intellectual property owned by third parties in order to utilize the necessary technologies to operate our facilities. If we cannot obtain these additional licenses, we may not be able to utilize these technologies. Our rights to use technologies licensed to us by third parties are not entirely within our control, and if we are unable to license the necessary technologies, we may be forced to use alternative technologies. This may limit and delay our ability to complete our projects or competitively price our products, and may increase our costs of construction and production.

Claims that our current or future technologies infringe or misappropriate the proprietary rights of others could adversely affect our ability to utilize those technologies and cause us to incur additional costs.

We could be subject to third-party infringement claims if third parties challenge our use of a particular technology, including the E-Gas™ technology referred to above. Any litigation,

regardless of its outcome, would likely result in the expenditure of significant financial resources and the diversion of management’s time and resources. In addition, litigation in which we are accused of infringement may cause negative publicity, adversely impact prospective offtake customers, require us to develop non-infringing technology, make substantial payments to third parties or enter into royalty or license agreements, which may not be available on acceptable terms or at all.

If we are unable to protect the confidentiality of sensitive information and know-how, our ability to develop, complete and operate our projects could be materially adversely affected.

We believe that the most important element of our intellectual property comes from the knowledge base of our management and employees, which consists of expertise, art and trade secrets obtained through many years of gasification and IGCC facility operational experience. As a result, we consider our trade secrets, operational experience, processes and know-how to be one of our principal competitive strengths. In the future, we will seek to limit disclosure of these trade secrets, operational experience, processes and know-how by requiring employees, consultants and any third parties with access to such information to execute confidentiality agreements and by restricting access to such information. In addition, we are currently in the process of putting into place a formal program to protect the confidentiality of our trade secrets, processes and know-how, including a program to ensure the assignment of future inventions. We can not be certain, however, that all of our existing employees will execute such agreements and, if they choose not to do so, we will have no contractual recourse against them if they disclose our trade secrets, processes or know-how to third parties or otherwise use such intellectual property in connection with future employment. In addition, even if executed, these agreements may be breached, and we may not have adequate remedies for any such breach. Furthermore, trade secrets may otherwise become known or be independently developed by third parties. To the extent that our employees, consultants or third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Such disputes could result in our having to enter into licensing arrangements that may require the payment of a license fee or royalties to the owner of the intellectual property. Such royalty or licensing arrangements, if required, may not be available on terms acceptable to us, or at all.

In addition, we believe that our management team has been instrumental in the advancement of gasification and IGCC technologies through the optimization of such technologies and the operational process over their careers with us and other companies. Accordingly, our success in effectively protecting the confidentiality of our sensitive information and know-how will depend in large part upon our ability to retain our current senior management. Our employment agreements with our Chief Executive Officer and our Chief Financial Officer do not contain assignment of invention provisions and the loss of the services of our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Technology Officer or certain other members of our senior management team could cause significant harm to our competitive position and technical capabilities, prevent or delay the development, construction and operation of our projects and negatively reflect upon our reputation.

Fluctuations in natural gas and other energy commodity prices and our inability to enter into offtake agreements at acceptable prices could adversely affect our business plan and ability to become profitable.

Our results of operations will be directly impacted by the price of wholesale natural gas, electricity, petcoke and coal. Some of these markets are often highly volatile. In particular, the wholesale natural gas and electric power markets often experience price fluctuations. We intend to manage our wholesale price risk by implementing a risk management strategy that attempts to assure project lenders of adequate revenue to cover operating and financing costs by entering into long-term offtake agreements for a significant portion of the output from our gasification and IGCC facilities with fixed prices or suitable price floors. However, wholesale energy market prices may fluctuate to such extremes that our products may fail to remain price-competitive relative to natural gas, electricity or other sources of energy. In addition, in light of the long construction cycle of each of our projects, current prices for commodities such as coal, electricity and natural gas may not be indicative of the prices for such commodities when we expect our projects to commence operations. As a result, we can give no assurance that we will be successful entering into long term offtake agreements on terms that are acceptable to us or that we will be able to sell our uncommitted output at satisfactory prices. Given the fixed price nature of many of the offtake agreements we expect to enter into, we may incur losses caused by rising fuel commodity prices and expenses. Furthermore, changes in commodity prices could result in our deciding not to proceed with our planned projects or deciding to suspend or reduce development efforts or operations of these projects because such development efforts or operations are no longer economically viable, including due to our inability to enter into adequate offtake agreements for our products. In addition, while we have secured an offtake agreement with The Procter & Gamble Paper Company (P&G) for SNG to be produced at the Lima project and with Eagle Energy Partners I, L.P. (Eagle) for all of the SNG to be produced at the Wabash River project, each of P&G and Eagle have the right to terminate their respective offtake agreements in the event that we fail to meet certain conditions, including if we do not commence commercial operations by a certain date.

We are also exposed to the risk that the counterparties to our long-term offtake agreements will not perform their obligations under such agreements. We do not expect that these counterparties will provide collateral to secure their obligations under those agreements. Should these counterparties fail to perform, we may incur additional losses with respect to end-products already delivered to such counterparties.

If we are unable to enter into long-term offtake arrangements, or if our counterparties do not perform their obligations under such agreements or elect to terminate such agreements pursuant to their terms, we may not be able to obtain adequate financing for our projects and ultimately, our revenue and profitability could be materially reduced.

We may not be able to sell the end-products generated at our facilities at favorable prices, or at all, if market acceptance of gasification and IGCC technologies and processes does not continue to increase or the price of natural gas decreases.

The prices that we expect to receive for the end-products that we intend to generate from our gasification and IGCC facilities will depend upon the demand for them. Recently, in the U.S. and the U.K., we believe that a significant increase in the demand for and price level of natural gas, national security concerns associated with foreign oil reserves, increased environmental guidelines and public support surrounding climate change and stricter environmental guidelines for the disposal of waste have all led to increasing demand for “clean” power utilizing environmentally responsible coal-based generation technology. We believe that this, in turn, has led to an increasing proliferation of proposed gasification and IGCC facilities and has created a market for gasification and IGCC end-products at favorable prices based on current market conditions. However, there can be no assurance that the acceptance and adoption of gasification and IGCC technologies and the related demand for gasification and IGCC end-products will continue to grow or that the pricing of these end-products in the future will be at satisfactory levels. A significant decrease in the price of natural gas, a change in any of the other above factors or an inability of IGCC facilities to achieve adequate reliability levels could adversely impact the demand and market for the end-products produced by gasification and IGCC facilities, including our facilities, as well as the prices for such end-products.

We may not be able to develop the retail sales and marketing capabilities necessary to sell our products to retail customers in Ohio.

As a result of deregulation initiatives in Ohio, retail electricity and natural gas markets are currently deregulated under Ohio law, and alternative suppliers are allowed to compete with local utilities to sell electricity and gas supply to consumers. If we elect to sell a portion of the products produced by our Lima project to retail customers, we will need to develop additional capabilities that are substantially different from those relating to the wholesale market targeted by most of our current and proposed long-term offtake agreements. To generate and manage retail sales, we will need to develop infrastructure or contract with third parties to perform various functions such as 24-hour operations and support, risk management, commodity trading, information technology, market analysis, finance, credit, accounting, legal and sales. Developing a sales force is expensive and time-consuming and could detract the attention of our management from other matters. If we are unable to establish our own retail sales and marketing capabilities, we will need to contract with third parties to market and sell the relevant products. In this event, our profit margins would likely be lower than if we performed these functions ourselves. We cannot assure you that we will be able to develop these capabilities or to contract with third parties in a cost-effective manner to sell any of the Lima project’s projected gas or electric output to the retail market. Moreover, to the extent Ohio pursues limitations on customer choice programs, we may be also unable to sell our products to retail customers in Ohio.

We compete with other suppliers, including utility companies, in each of our anticipated product areas and our revenue could decline if we are unable to compete successfully.

We expect to compete with all traditional suppliers of natural gas and with utilities and independent power producers who sell power in our anticipated target markets. Our ability to compete with established energy suppliers, particularly utilities, depends on, among other factors, providing competitively priced SNG and electricity in reliable quantities. Some of our competitors, particularly utilities, may be larger and better capitalized than us and, as such may have significant advantages over us. In addition, to the extent that our gasification and IGCC facilities enjoy product support that is derived in part from the environmental advantages associated with our technologies, such advantages may be compromised to the extent that owners of coal-fired generation assets, particularly utility companies, are able to cost-effectively upgrade pollution control techniques or utilize competing power technologies at these plants.

In addition, there are more than 20 gasification projects under consideration by companies other than large utilities and industrial companies. Some of these companies may compete with us in the future for customers, sites and government funding. We also compete with a wide variety of participants in the EPC business. Certain well known companies, such as General Electric and Shell, own the major gasification technologies in the U.S. and may decide to develop or invest in, or form alliances to develop, gasification or IGCC technologies. These companies may have the manufacturing, marketing, finance and sales capabilities to complete development of gasification projects that could be more competitive than our projects and could be brought to market or constructed more quickly than our projects. To the extent that these companies already have name recognition, their initiatives into gasification technology may enjoy greater market acceptance. Lastly, oil production and petrochemical firms have proposed numerous new plants that have the capability to produce transportation fuels, hydrogen and a wide range of other products. Although these firms are focused on their own needs, they could reduce the available market for the products that can be produced at our gasification facilities. A substantial increase in the number of gasification or IGCC facilities, or the advancement of competing power technologies, could impact our competitive attractiveness, and, therefore, our ability to become profitable.

We may choose to pursue future acquisitions that could present unforeseen integration obstacles or costs.

We may pursue acquisitions to complement our portfolio of current and contemplated projects. Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, such assets, or of complementary businesses, services or technologies, from time to time in the ordinary course of business, we may pursue discussions with various parties about these types of arrangements and we may enter into such arrangements in the future. Acquisitions involve a number of risks and present financial, managerial and operational challenges, including:

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potential disruption of our ongoing business (including our current development and construction plan) and distraction of management, potentially at a time when we have multiple projects under development;

•	difficulty integrating personnel and financial and other systems;

•	hiring additional management and other critical personnel; and

•	increasing the scope, geographic diversity and complexity of our operations.

In addition, we may encounter unforeseen obstacles or costs in the integration of acquired businesses. Also, the presence of one or more material liabilities of an acquired company that are unknown to us at the time of acquisition may have a material adverse effect on our business, financial condition and results of operations. Acquisitions may not be successful, and we may not realize any anticipated benefits from acquisitions.

There are many risks associated with doing business in international markets which may adversely impact our business, financial condition and results of operations.

The Westfield project is located in Fife, Scotland. This proposed international operation poses a number of risks, including:

•	regulatory delays or disapprovals;

•	exposure to exchange rate risks;

•	restrictions on the repatriation of funds;

•	difficulties in managing foreign relationships and operations;

•	costs of enforcing contractual obligations in foreign jurisdictions;

•	political instability;

•	adverse changes in tax and other regulations;

•	difficulties with foreign suppliers;

•	difficulty in collecting accounts receivable and longer collection periods;

•	recession in the United Kingdom or European economies;

•	difficulties in staffing and managing an organization spread over two countries, including cultural differences; and

•	potentially weaker legal protection for patent, trademarks, and other intellectual property rights.

If we are successful in expanding our operations into additional foreign markets, we will be affected by these additional business risks. In addition, expansion into foreign markets imposes additional burdens on our executive and administrative personnel and general managerial resources. Our efforts to expand our operations into foreign markets may not be successful, in which case we may have expended significant resources without realizing the expected benefit. Ultimately, the investment required for expansion into foreign markets could exceed the results of operations generated from this expansion.

Our need to hire and retain key executive officers and skilled technical and field personnel and integrate them into our company could adversely affect our financial performance.

Because our future success depends largely on the success of the experience and know-how of our executive team and technical and field personnel in the very complex area of gasification, our competitiveness and our ability to execute our development and construction plan will depend significantly on whether we can attract and retain additional qualified executive officers, including a treasurer and chief accounting officer, as well as skilled technical and field personnel, especially engineers, and integrate them into our business, and whether we can retain members of our existing executive team. We do not maintain key person life insurance policies on any of our personnel. We currently have employment agreements only with Harry H. Graves, our Chief Executive Officer, and Steven G. Rolls, our Chief Financial Officer, although these agreements cannot assure us of the continued services of these employees. Based on our planned acceleration of project development and construction activities, we will require a significant increase in the number of our employees, including skilled technical and field personnel, some of whom may need to be trained before becoming effective. Competition for skilled technical and field personnel is intense in an environment where there are not a significant number of people with experience operating gasification and IGCC facilities. We may not be successful in attracting and retaining the personnel or executive managers necessary to develop and operate our facilities.

Existing and future United States and United Kingdom governmental regulation and energy policies could seriously harm us.

United States laws and regulations such as the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Air Act, and the Clean Water Act, and analogous state laws have regularly imposed increasingly strict requirements for water and air pollution control and strict financial responsibility and remedial response obligations. Analogous European and United Kingdom environmental protection laws impose similar kinds of requirements. The cost of complying with such environmental legislation could have a material adverse effect on our business, results of operations and financial condition.

Existing environmental laws and regulations in countries where we operate may be revised or new laws and regulations may be adopted or become applicable to us. Revised or additional laws and regulations that result in increased compliance costs or additional operating restrictions, particularly if those costs are not fully recoverable from insurance or our customers, could have a material adverse effect on our business, results of operations and financial condition. For example, the advent of emission trading programs means that facilities need to hold sufficient emission allowances to cover their actual emissions each year. This obligation is in addition to compliance with traditional permit limitations on emissions from each facility and can require that the facility purchase any additional allowances it needs.

The concerns about greenhouse gas emissions and global warming continue to be the subject of national and international debate and an emission trading program is already established in the European Union. Restrictions on CO2 emissions may likely be part of any program to control global warming, and, for the power sector, may involve cap and trade emission control, using emission allowances to regulate the total amount of CO2 allowed to be emitted. IGCC facilities are significant sources of CO2 emissions. Therefore, any mandated federal or state greenhouse gas reductions or caps on CO2 emissions could have a material impact on IGCC facilities, including our facilities, in the future.

In addition, our business model for the Westfield project includes the use of feedstocks which qualify for U.K. Renewable Obligations Certificates (ROCs) and the related benefits. If the U.K. government were to discontinue or adversely modify the ROCs scheme, our anticipated revenues from the Westfield project could be materially adversely affected.

We will incur increased costs as a result of laws and regulations relating to corporate governance matters.

The laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 (the Sarbanes-Oxley Act) and rules adopted thereunder by the Securities and Exchange Commission (SEC), will result in increased costs to us as we become a public company. As a public company, we will be required to comply with many of these rules and regulations and may be required to comply with additional rules and regulations in the future. For example, we will have to evaluate our internal controls systems in order to allow us to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on us. In addition, these efforts will divert management’s time and attention away from our business and our development and construction plan in order to ensure compliance with these regulatory requirements. This diversion of management’s time and attention may have a material adverse effect on our business, financial condition and results of operations. These rules and regulations may also make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage which may result in our inability to attract and retain qualified personnel and which may materially adversely affect our business, financial condition and results of operations.

Our independent registered public accounting firm has identified material weaknesses in our internal control over financial reporting which will require remediation.

Our independent registered public accounting firm issued a letter to our board of directors and management in which they identified certain matters that they consider to constitute material weaknesses in the design and operation of our internal control over financial reporting as of

December 31, 2006. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity’s ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity’s financial statements that is more than inconsequential will not be prevented or detected by the entity’s internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity’s internal control.

The material weaknesses identified by our auditors relate to the following:

•

inadequate review and approval procedures with respect to financial information generated to prepare our consolidated financial statements, coupled with a lack of segregation of duties as a result of our size and overall lack of resources, including appropriate technical accounting resources, in the accounting department; and

•

inadequate procedures in place to ensure timely and effective communication of complex transactions between senior management and accounting and lack of appropriate second-level reviews by qualified individuals to ensure appropriate accounting treatment of complex and judgmental accounting issues.

We will need to take steps to remediate these material weaknesses. In addition, certain significant positions within our company which relate to internal control over financial reporting, such as a director of financial reporting, treasurer and director of investor relations, are currently vacant and we may not fill all these positions immediately following the closing of this offering. If we fail to fill these positions and remediate these material weaknesses, we may fail to meet our future reporting obligations, our financial statements may contain material misstatements and our operational results may be harmed. Any such failure could also adversely affect the results of the periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that will be required under Section 404 of the Sarbanes-Oxley Act of 2002. Internal control deficiencies could also cause investors to lose confidence in our reported financial information.

If we are unable to successfully maintain effective internal control over financial reporting and disclosure controls and procedures, investors may lose confidence in our reported financial information and our stock price and our business may be adversely impacted.

As a public company, after an initial transition period, we will be required to maintain internal control over financial reporting and our management will be required to evaluate the effectiveness of our internal control over financial reporting as of the end of each fiscal year. Additionally, we will be required to disclose in our annual reports on Form 10-K our management’s assessment of the effectiveness of our internal control over financial reporting and an independent registered public accounting firm’s attestation report on this assessment. As a public company, we will also be required to maintain disclosure controls and procedures, which encompass most of our internal control over financial reporting. Our principal executive officer and principal financial officer will be required to evaluate our disclosure controls and procedures as of the end of each quarter and disclose in our annual reports on Form 10-K and our quarterly reports on Form 10-Q their conclusions regarding the effectiveness of these controls and procedures. Until we can hire qualified personnel to fill currently vacant accounting positions, we initially plan to outsource our internal audit function. If we are not successful in establishing effective internal control over financial reporting or disclosure controls and procedures, there could be inaccuracies or omissions in the information we are required to file with the SEC, including our consolidated financial information. Additionally, even if there are no inaccuracies or omissions, we will be required to publicly disclose the conclusion of our management that our internal control over financial reporting or disclosure controls and procedures are not effective. These events could cause investors to lose confidence in our reported financial information, adversely impact our stock price, result in increased costs to remediate any deficiencies, attract regulatory scrutiny or lawsuits that could be costly to resolve and distract management’s attention, limit our ability to access the capital markets or cause our stock to be delisted from the Nasdaq Global Market or any other securities exchange on which it is then listed.

The outcome of litigation and legal proceedings, the application of and changes in accounting standards or guidance, tax laws, rates or policies, may adversely affect our business, financial condition and results of operations.

In the normal course of business, we may from time to time be named as a party in certain claims and lawsuits. We may also be the subject of investigative or enforcement proceedings conducted by administrative or regulatory agencies. In accordance with applicable accounting standards, we make provisions for liabilities when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If we incur losses in connection with litigation or other legal, administrative or regulatory proceedings that materially exceeded the provision we made for liabilities, our business, financial condition and results of operations could be materially adversely affected.

In addition, there is a risk that changes in accounting or tax rules, standards, guidance, policies or interpretations, or that changes in management’s estimates and assumptions underlying reported amounts of revenues, expenses, assets and liabilities, may result in write-offs, impairments or other charges that could have a material adverse affect on our business, financial condition and results of operations.

Terrorist attacks or sustained military campaigns may adversely impact our business.

The terrorist attacks that took place in the United States on September 11, 2001 were unprecedented events that have created many economic and political uncertainties, some of which may materially adversely impact our business. The continued threat of terrorism and the impact of military and other action will likely lead to continued volatility in prices for natural gas and could affect the markets for the operations of our customers on which we will be dependent. Furthermore, the United States government has issued public warnings that indicate that energy assets might be specific targets of terrorist organizations. The continuation of these developments may subject our operations to increased risks and, depending on their ultimate magnitude, could have a material adverse effect on our business, financial condition and results of operations.

Risks relating to this offering

Our existing shareholders will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including changes of control.

Upon the closing of this offering, we anticipate that our existing shareholders will retain approximately     % of our outstanding stock, assuming that the underwriters do not exercise their over-allotment option. Our shareholders, if acting together, would be able to control or influence significantly all matters requiring approval by our shareholders, including the election of our directors and the approval of mergers or other significant corporate transactions. These shareholders may have interests that differ from yours, and they may vote in a way with which you disagree and that may be adverse to your interests. The concentration of ownership of our common stock may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for their common stock as part of a sale of our company and may affect the market price of our common stock. This significant concentration of stock ownership may adversely affect the trading price of our common stock due to investor perception that conflicts of interest may exist or arise.

Our common stock has not been publicly traded and we expect that the price of our common stock will fluctuate substantially.

Prior to this offering, there has been no public market for shares of our common stock. An active public trading market may not develop following the closing of this offering or, if developed, may not be sustained. The price of the shares of our common stock sold in this offering will be determined by negotiation between the underwriters and us. This price will not necessarily reflect the market price of our common stock following this offering. The market price of our common stock following this offering will be affected by a number of factors, including:

•

progress and completion of our development and construction plan, including staying within our projected costs and meeting our projected milestones and commercial operational dates for each of our projects;

•	actual or anticipated variations in our quarterly operating results;

•	our ability to implement our development and construction plan and to achieve operating results consistent with securities analysts’ projections;

•	the public’s response to our press releases, our other public announcements and our filings with the SEC;

•	changes in financial estimates or investment recommendations by any securities analysts following our business;

•	differences between our reported results and those expected by investors and securities analysts;

•	recruitment or departure of key personnel;

•	the operating and stock price performance of other companies that investors may deem favorable to us;

•	development and use of competing technologies and alternative energy sources;

•	fluctuations in natural gas and other energy commodity prices and their relationship to our ability to enter into adequate offtake agreements for the products generated by our facilities;

•	changes in the level of market acceptance of gasification and IGCC technologies and processes;

•	changes in U.S. and foreign governmental regulations;

•	future sales of common stock by us or our directors, officers or significant shareholders, or the perception that such sales may occur;

•	market reaction to any acquisition, joint venture, or strategic investments announced by us or our competitors;

•	general economic or stock market conditions unrelated to our operating performance; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to such events.

In the past, securities class action litigation often has been initiated against a company following a period of volatility in the market price of the company’s securities. If class action litigation is initiated against us, we may incur substantial costs and our management’s attention may be diverted from our operations. All of these factors could cause the market price of our stock to decline, and you may lose some of all of your investment.

You will suffer immediate and substantial dilution and, as a result, you may not receive the full amount of your investment if we are liquidated.

If you purchase shares of our common stock in this offering, you will experience immediate dilution of $         per share (based on the mid-point of the initial public offering price range set forth on the cover page of this prospectus), because the price that you pay will be substantially greater than the adjusted net tangible book value per share of common stock that you acquire. This dilution is due in large part to the fact that many of our earlier investors paid substantially less than the price of the shares being sold in this offering when they purchased their shares of our capital stock. If outstanding options to purchase our common stock are exercised, or if we issue shares in consideration for acquisitions, the provision of services to us or in connection with strategic alliances with third parties, you will experience additional dilution. See the section entitled “Dilution” in this prospectus for a more detailed description of this dilution.

Future sales of our common stock by existing shareholders could cause our stock price to decline.

If our existing shareholders sell substantial amounts of our common stock in the public market, the market price of our common stock could decrease significantly. The perception in the public market that our shareholders might sell shares of common stock could also depress the market price of our common stock. Upon the closing of this offering, there will be      shares of common stock outstanding. We may in the future issue additional shares of our common stock that might become freely saleable. The shares of common stock sold in this offering will be freely transferable without further restriction or registration under the Securities Act of 1933. We have obtained lock-up agreements from our current shareholders representing      shares, or approximately     % of our outstanding common stock, preventing, with limited exceptions, those shareholders from selling their stock for a period of 180 days from the date of this prospectus, with an extension in limited circumstances. However, the underwriters can increase all or any portion of the shares subject to their lock-up agreements and allow shareholders to sell these shares at any time and without prior notice or announcement. See “Shares eligible for future sale” for a discussion of the shares of common stock that may be sold into the public market in the future.

In addition, shareholders currently representing     % of the shares of our common stock have certain registration rights. See “Description of capital stock—Registration rights.” Following this offering, we also intend to increase the number of our registered shares of common stock by filing registration statements with the SEC covering (a) all of the shares of our common stock subject to restricted stock grants under our profit sharing trust plan, which we have amended and restated as our stock incentive plan, subject to receipt of shareholder approval, as of             , 2007, but not issued, at the closing of this offering and (b) all of the shares of our common stock available for future issuance under our profit sharing trust plan.

A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities, and may cause you to lose part or all of your investment.

Non-United States holders of our common stock may be subject to United States federal income tax on the disposition of our common stock.

We believe that our common stock is, and will be for the foreseeable future, stock in a “United States real property holding corporation.” As a result, if our common stock is not “regularly traded on an established securities market,” as defined by the applicable United States tax rules, a non-United States holder of our common stock will be subject to United States federal income tax and withholding tax on the disposition of that stock, including certain distributions with respect to our common stock that are treated as dispositions. If our common stock is regularly traded on an established securities market, only a non-United States holder that directly or constructively owns more than 5% of our common stock within five years of the disposition of that stock will be subject to United States federal income tax on the disposition of such stock. We believe that our common stock should be treated as being regularly traded on an established securities market for purposes of these rules, but there can be no assurance that it will be so treated at all times in the future. See “Material United States federal income tax consequences to non-United States holders.”

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our common stock.

We have never paid any dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future. In addition, the terms of our outstanding indebtedness prohibit us from paying dividends. The payment of dividends on our common stock will depend on our earnings, financial condition, opportunities to invest in the growth of our business and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will occur only if our stock price increases.

Our charter documents may discourage or prevent a change of control, even if an acquisition would be beneficial to our shareholders, which could adversely affect our stock price and prevent attempts by our shareholders to replace or remove our current management.

Our amended articles of incorporation and amended and restated code of regulations, each as to be in effect upon the closing of this offering, contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our shareholders might consider favorable and limit the price that certain investors might be willing to pay in the future for our securities. Among other things, these provisions:

•	authorize the issuance of preferred stock which can be created and issued by the board of directors without prior shareholder approval, with rights senior to those of our common stock; and

•	require advance written notice of shareholder proposals and director nominations to be considered at shareholders’ meetings.

These and other provisions in our amended articles of incorporation and amended and restated code of regulations could make it more difficult for shareholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including a merger, tender offer or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements, principally in the sections entitled “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business.”

Generally, you can identify these statements because they include words and phrases like “expect,” “estimate,” “anticipate,” “predict,” “believe,” “think,” “plan,” “will,” “should,” “intend,” “seek,” “potential” and similar expressions and variations. These statements are only predictions. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled “Risk factors” and the various factors described below. Since it is not possible to foresee all such factors, you should not consider these factors to be a complete list of all risks or uncertainties. We believe the most significant factors that could affect our future operations and results and the liquidity and value of our common stock are set forth in the list below:

•	we have a limited history of operations;

•	we may be unable to complete the development and construction of our projects;

•	we may not be able to achieve our planned schedules and project budgets for our projects;

•	we may continue to incur increasing losses for the foreseeable future;

•	we may fail to manage rapid growth and activity related to our development and construction plan;

•	we may be unable to raise substantial additional capital required by our development and construction plan;

•	we or our project companies may be unable to meet the debt service requirements of the financing arrangements used to fund our projects;

•	we may be unable to release existing liens on our assets;

•	we depend upon third-party service providers and suppliers;

•	we are subject to increased construction risk as a result of our acting as our own main EPC contractor with respect to EPC arrangements at our Lima project;

•	we use specialized technology and equipment at our projects which may cause delays or increased costs in connection with their completion and delivery;

•	we may be unable to obtain or maintain the agreements, permits, approvals and consents required to commence operations at our projects;

•	we may be unable to obtain feedstock at acceptable prices;

•	natural disasters, catastrophic accidents, equipment failure or other similar events could delay our development and construction schedule;

•	we rely upon third parties for certain licenses;

•	we may be subject to third-party infringement claims with respect to proprietary rights;

•	we may be unable to protect the confidentiality of sensitive information and know-how;

•	fluctuations in natural gas prices and other energy commodity prices and our inability to enter into offtake agreements at acceptable prices;

•	we may be unable to sell our end-products at favorable prices;

•	we may be unable to develop sales and marketing capabilities necessary to sell our products to retail customers;

•	we may be unable to compete successfully;

•	obstacles or costs relating to the integration of future acquisitions;

•	foreign economic conditions, including currency rate fluctuations;

•	we will need to hire, retain and/or integrate key executive officers and skilled technical personnel;

•	the impact of existing and future U.S. and U.K. governmental regulation and energy policies;

•	increased costs as a result of compliance with laws and regulations relating to corporate governance matters;

•

we may be unable to remediate material weaknesses in our internal control over financial reporting or to successfully maintain effective internal control over financial reporting and disclosure controls and procedures;

•	adverse outcome of litigation and legal proceedings or the application of and changes in accounting standards or guidance, tax laws, rates or policies; and

•	potential terrorist attacks or sustained military campaigns.

We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are unable to predict accurately or over which we have no control. The risk factors listed on the previous pages, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the previous risk factors and elsewhere in this prospectus could negatively impact our business, cash flows, results of operations, financial condition and stock price.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. We assume no obligation to update any forward-looking statements after the date of this prospectus as a result of new information, future events or developments, except as required by federal securities laws. You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect.

Use of proceeds

We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $     million. If the underwriters fully exercise their over-allotment option, the net proceeds will be approximately $     million. “Net proceeds” are what we expect to receive after we pay the underwriting discount and other estimated expenses for this offering.

We intend to use:

(1) approximately $     million of the net proceeds to fund project costs from our projects;

(2) approximately $     million of the net proceeds to pay certain accrued salaries, wages and bonuses to certain members of our senior management team;

(3) approximately $     million to repay the following indebtedness that is currently overdue:

•

$     million in outstanding principal and accrued interest as of             , 2007 under the Loan and Security Agreement which we entered into with LaSalle Bank National Association in April 2005. Borrowings outstanding under this agreement bear interest at a rate of the lender’s prime rate plus 1.00% per year;

•

$     million in outstanding principal, accrued interest and bond fee as of             , 2007 under (1) a $2.0 million secured 9% note issued to a third party in January 2004, and an additional $2.0 million representing a bond fee due on such secured note as a result of its overdue status, and (2) a $2.8 million secured note bearing interest at LIBOR plus 5% issued to an affiliate of such third party in December 2002 into a total of          shares of our common stock, assuming that neither such third party nor its affiliate elect to convert such outstanding principal, accrued interest and bond fee into shares of our common stock;

•

$     million in outstanding principal and accrued interest as of             , 2007 under a $2.65 million secured 10% note issued to a third-party in March 2005, and an additional $1.0 million representing a late fee due on such secured note in connection with its overdue status;

•	$ million in outstanding principal and interest under certain promissory notes issued to third parties between December 1990 and May 2007 which bear interest at rates between 7% and 14% per year; and

•	$ million in outstanding principal and accrued interest as of , 2007 under a $3.69 million secured 17% promissory note issued to an unrelated third-party in September 1998;

(4) approximately $     million to fund the purchase price of the shares of our common stock which we expect to be required to purchase from one of our shareholders upon the closing of this offering; and

(5) the remainder of the net proceeds (including any net proceeds available to the extent the holders of the indebtedness referred to in the second bullet above convert such indebtedness into shares of our common stock) for future gasification projects, the addition of new employees and services to meet the demands of growth in a public company environment, working capital and general corporate purposes.

Following the closing of this offering, we intend to repay the above-referenced past due indebtedness and to seek the release of certain liens associated with such indebtedness from the related lenders.

Dividend policy

We have never declared or paid cash dividends on shares of our common stock. We expect to retain any future earnings to finance the development and growth of our business. We therefore do not anticipate paying any cash dividends on our common stock in the foreseeable future.

In response to a shareholder vote at our 2004 annual meeting, on January 9, 2006, our board of directors authorized revenues received by us in the form of net license fees pursuant to sales of E-Gas™ licenses by ConocoPhillips under our existing asset purchase and sale agreement with ConocoPhillips with respect to E-Gas™ technology to be treated as a special dividend for our shareholders, and instructed management to create procedures for the declaration and distribution of such a special dividend to shareholders. As of March 31, 2007, no such special dividend had been declared or distributed by our board of directors.

Our future decisions concerning the payment of dividends on our common stock will depend upon our results of our operations, our financial condition and our development and construction plans, as well as any other factors that our board of directors, in its sole discretion, may consider relevant. In addition, our existing indebtedness restricts, and our future indebtedness may restrict, our ability to pay dividends.

Capitalization

The following table sets forth our capitalization as of March 31, 2007 on an actual basis and on a pro forma as adjusted basis to reflect: (a) the automatic conversion of all shares of our outstanding cumulative convertible redeemable preferred stock into          shares of our common stock (on a post-split basis) upon the closing of this offering, (b) the conversion of $     million in outstanding principal, accrued interest and bond fee as of             , 2007 under (1) a $2.0 million secured 9% note issued to a third party in January 2004, and an additional $2.0 million representing a bond fee due on such secured note as a result of its overdue status, and (2) a $2.8 million secured note bearing interest at LIBOR plus 5% issued to an affiliate of such third party in December 2002 into a total of          shares of our common stock, in each case, upon the closing of this offering, assuming that both such third party and its affiliate elect to convert such outstanding principal, accrued interest and bond fee into shares of our common stock, (c) the issuance of          shares of our common stock to minority shareholders of our Global Energy Europe Limited and Global Energy de Mexico, S.A. de C.V. subsidiaries upon the closing of this offering in connection with certain corporate reorganization matters, (d) the retirement by us of          shares of our common stock which we expect to be required to purchase upon the closing of this offering from one of our shareholders and (e) our sale of          shares of common stock in this offering at an assumed initial public offering price of $     per share (the mid-point of the initial public offering price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and offering expenses, and the application of the net proceeds from those shares.

You should read this table together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the “Management’s discussion and analysis of financial condition and results of operations” and “Selected consolidated financial data” sections of this prospectus.

	As of March 31, 2007
	Actual	As Adjusted
(in thousands)	(unaudited)

Cash and cash equivalents	$ 74	$

Current liabilities	52,108
Long-term debt due to SG Solutions, LLC (less current portion)	6,359	$

Total liabilities	$ 58,467	$

Liabilities, redeemable securities and shareholders’ deficit:
Cumulative convertible redeemable preferred stock—no par value; 500,000 shares authorized, 105,086 shares issued and outstanding at March 31, 2007, 500,000 shares authorized, no shares outstanding, as adjusted	371
Redeemable common stock issued in exchange for Wyoming coal lands and mineral rights	18,750
Contingency associated with Wyoming coal lands and mineral rights	(18,750)

Shareholders’ (deficit):
Common stock—no par value; 10,000,000 shares authorized, 5,580,112 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted	49,708
Accumulated other comprehensive loss	(1,681)
Accumulated deficit	(88,106)	$

Total shareholders’ (deficit)	(40,079)	$

Total capitalization	$ 18,759	$

Dilution

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the adjusted net tangible book value per share of common stock immediately after this offering. Our net tangible book value as of March 31, 2007 was $     million, or $     per share of common stock. Net tangible book value per share is determined by dividing (a) our total tangible assets less our total liabilities (including cumulative convertible redeemable preferred stock) by (b) the number of shares of common stock outstanding.

After giving effect to (a) the automatic conversion of all shares of our outstanding cumulative convertible redeemable preferred stock into          shares of our common stock (on a post-split basis) upon the closing of this offering, (b) the conversion of $     million in outstanding principal and accrued interest as of             , 2007 under (1) a $2.0 million secured 9% note issued to a third party in January 2004, and an additional $2.0 million representing a bond fee due on such secured note as a result of its overdue status, and (2) a $2.8 million secured note bearing interest at LIBOR plus 5% issued in December 2002 to an affiliate of such third party into a total of          shares of our common stock, in each case, upon the closing of this offering, assuming that both such third party and its affiliate elect to convert such outstanding principal, accrued interest and bond fee into shares of our common stock, (c) the issuance of          shares of our common stock to minority shareholders of our Global Energy Europe Limited and Global Energy de Mexico, S.A. de C.V. subsidiaries upon the closing of this offering in connection with certain corporate reorganization matters, (d) the retirement by us of          shares of our common stock which we expect to be required to purchase upon the closing of this offering from one of our shareholders and (e) our sale of          shares of common stock in this offering at an assumed initial public offering price of $     per share (the mid-point of the initial public offering price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and offering expenses, and the application of the net proceeds from those shares. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share of common stock as of March 31, 2007	$

Effect of conversion of all shares of preferred stock into common stock and the conversion of the $2.0 million secured 9% note and the $2.8 million secured note bearing interest at LIBOR plus 5% issued to common stock

$
Increase per share attributable to new investors	$

Adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

Each $1.00 increase (decrease) in the assumed public offering price of $     per share would increase (decrease) each of cash and cash equivalents, total assets and total shareholders’ equity by approximately $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase of 1.0 million shares in the number of shares offered by us, together with a concomitant $1.00 increase in the assumed offering price of $     per share, would increase each of cash and cash equivalents, total assets and total shareholders’ equity by approximately $     million. Similarly, each decrease of 1.0 million

shares in the number of shares offered by us, together with a concomitant $1.00 decrease in the assumed offering price of $     per share, would decrease each of cash and cash equivalents, total assets and total shareholders’ equity by approximately $     million. The as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option to purchase additional shares in this offering, our adjusted net tangible book value at March 31, 2007 would have been $     million, or $     per share, representing an immediate increase in net tangible book value to our existing shareholders of $     per share and an immediate dilution to new investors of $     per share.

The following table sets forth, as of March 31, 2007, on an as adjusted basis, the number of shares of common stock purchased from us, the total consideration paid and average price per share paid by existing shareholders and by new investors, based upon an assumed initial public offering price of $     per share (the mid-point of the initial public offering price range set forth on the cover page of this prospectus), and before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent

Existing shareholders		%	$	%	$
New investors		%	$	%	$

Total		100%		$100%	$

If the underwriters exercise their over-allotment option in full, our existing shareholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding after this offering.

The above tables are based on          shares of common stock issued and outstanding as of March 31, 2007 and also reflect (a) the automatic conversion of all shares of our outstanding cumulative convertible redeemable preferred stock into          shares of our common stock (on a post-split basis) upon the closing of this offering, (b) the conversion of $     million in outstanding principal and accrued interest as of             , 2007 under (1) a $2.0 million secured 9% note issued to a third party in January 2004, and an additional $2.0 million representing a bond fee due on such secured note as a result of its overdue status, and (2) a $2.8 million secured note bearing interest at LIBOR plus 5% issued in December 2002 to an affiliate of such third party into a total of          shares of our common stock, in each case, upon the closing of this offering, assuming that both such third party and its affiliate elect to convert such outstanding principal, accrued interest and bond fee into shares of our common stock, (c) the issuance of          shares of our common stock to minority shareholders of our Global Energy Europe Limited and Global Energy de Mexico, S.A. de C.V. subsidiaries upon the closing of this offering in connection with certain corporate reorganization matters and (d) the retirement by us of          shares of our common stock which we expect to be required to purchase upon the closing of this offering from one of our shareholders.

These tables do not include, as of March 31, 2007, the conversion of interest accrued subsequent to March 31, 2007 through the date of this prospectus under (1) the $2.0 million secured 9% note and (2) the $2.8 million secured note bearing interest at LIBOR plus 5% described above into a total of an additional          shares of our common stock. To the extent those conversion rights are exercised, there will be further dilution to new investors.

Selected consolidated financial data

The selected consolidated financial data set forth below should be read in conjunction with the consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information appearing elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 are derived from consolidated financial statements audited by our independent registered public accounting firm and are included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2002 and 2003, and the consolidated balance sheet data as of December 31, 2002, 2003 and 2004 are derived from our consolidated financial statements not included in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2006 and 2007 and the consolidated balance sheet data as of March 31, 2007 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. Our unaudited consolidated financial statements include, in the opinion of our management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of those statements. Historical results are not necessarily indicative of the results to be expected for any future periods.

	Year ended December 31,					Three months ended March 31,
	2002	2003	2004	2005	2006	2006	2007
(in thousands except per share data)	(unaudited)					(unaudited)

Consolidated statements of operations data:
Product sales	$ 29,526	$ 31,327	$6,591	$—	$—	$—	$—
Cost of goods sold	28,118	30,681	12,111	—	—	—	—

Gross profit (loss)	1,408	646	(5,520)	—	—	—	—
Selling, general and administrative expenses	5,962	5,193	3,771	7,930	17,071	3,527	4,019
Depreciation and amortization	335	681	668	407	407	101	103
Impairment of long-lived assets	—	—	—	—	903	—	—

Operating loss	(4,889)	(5,228)	(9,959)	(8,337)	(18,381)	(3,628)	(4,122)

Other income (expense):
Interest expense, financing fees and penalties, net	(5,904)	(6,851)	(11,713)	(3,585)	(7,695)	(698)	(1,156)
Foreign exchange gain (loss)	651	784	749	(1,080)	1,516	102	24
Gain on formation of joint venture (SG Solutions, LLC)	—	—	—	15,383	—	—	—
Gain on sale of air separation unit	—	—	—	29,301	—	—	—
Gain on sale of E-Gas™ Technology	—	2,576	—	—	—	—	—
Gain on E-Gas™ Technology contract amendment	—	—	—	—	7,760	7,760	—
Gain on discontinued business	21,559	—	—	—	—	—	—
Dividend income	—	—	—	—	1,096	106	660
Other	1,307	324	623	256	284	76	34

(Loss) income before taxes	12,724	(8,395)	(20,300)	31,938	(15,420)	3,718	(4,560)
Provision for income taxes	—	—	34	962	376	94	—

Net income (loss)	$12,724	$(8,395)	$(20,334)	$30,976	$(15,796)	$3,624	$(4,560)

Dividends on cumulative convertible redeemable preferred stock	(36)	(48)	(48)	(48)	(48)	(11)	(11)

Net (loss) income to common shareholder	$12,688	$(8,443)	$(20,382)	$30,928	$(15,844)	$3,613	$(4,571)

Earnings (loss) per share
Basic	$2.32	$(1.54)	$(3.55)	$5.32	$(2.63)	$0.62	$(0.73)
Diluted	2.30	(1.54)	(3.55)	5.07	(2.63)	0.60	(0.73)
Weighted average shares outstanding
Basic	5,463	5,483	5,739	5,810	6,032	5,857	6,222
Diluted	5,535	5,483	5,739	6,158	6,032	6,079	6,222

	As of December 31,					As of March 31, 2007
	2002	2003	2004	2005	2006
(in thousands)	(unaudited)					(unaudited)

Consolidated balance sheet data:
Cash and cash equivalents	$ 7	$ 312	$ 69	$ 282	$ 944	$ 74
Total assets	12,701	10,323	18,414	16,079	19,651	18,759
Total debt	31,604	31,581	41,978	22,794	23,650	23,656
Total cumulative convertible redeemable preferred stock	574	526	478	430	382	371
Total shareholders’ deficit	(54,265)	(62,992)	(71,914)	(37,063)	(37,473)	(40,079)

Management’s discussion and analysis of

financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements, the notes to those consolidated financial statements, and other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking statements that reflect our plans, estimates, intentions, expectations, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. See “Special note regarding forward-looking statements.” Factors that could cause or contribute to such differences include those set forth in “Risk factors” and contained elsewhere in this prospectus.

Overview

We are in the business of developing, constructing, owning and operating gasification facilities that convert high carbon content feedstocks such as coal, petcoke and renewables into SG, which is then converted into SNG, electric power, hydrogen or transportation fuels. We were founded by our Chief Executive Officer in 1988. We have in the past sold, and plan to sell in the future, the SG produced by our gasification facilities to third party customers or plans to convert the SG into other end products for sale to third party customers. While the various projects we are developing are expected to provide future revenue and income, we have not directly operated a gasification facility since January 2005 and are not currently receiving income from product sales.

On January 14, 2005, we contributed the net assets of our subsidiary, Wabash River Energy (WRE), to SG Solutions LLC, a joint venture between us and WVPA. The Wabash River gasification facility was previously owned and operated through our wholly owned subsidiary WRE. WVPA has a 50% interest in SG Solutions and we hold a 50% interest which is accounted for using the equity method of accounting. We exercise significant influence in the operations of SG Solutions through our 50% ownership interest and participation on the Management Board where our representatives comprise two of the five Board seats.

WVPA contributed cash of $17,000,000 to SG Solutions. We contributed $3,868,000 in fixed assets and inventory to SG Solutions as well as liabilities of $17,635,000. The cash proceeds contributed by WVPA were used to pay off liabilities assumed by SG Solutions in the transaction. Our $15,383,000 pre-tax gain on its contribution of net liabilities to SG Solutions is limited by our retained economic interest in the venture. Accordingly, our initial basis in our investment in SG Solutions totaled $1,617,000.

Under the terms of the operating agreement with WVPA, we do not share in any profits or losses of the joint venture. Although we do not share in any of the profits or losses of SG Solutions, we are guaranteed a monthly payment of $220,000 related to the operating productivity of the facility. The guaranteed payment may be reduced by 50% in the following year under certain performance conditions in the current year. We are also eligible to receive bonus payments at the discretion of the Management Board of SG Solutions. During 2005, we received $1,393,000 in payments from SG Solutions, reflecting our guaranteed monthly payment of $220,000 per month for six full months and $73,000 for a partial month of operation during 2005. The cash received reduced our basis in its underlying investment in SG Solutions. During 2006, we received $1,320,000 in payments from SG Solutions, reflecting the 50% reduction in the guaranteed monthly payment. SG Solutions did not meet the required performance conditions in 2005 as a result of a six-month idle period following the formation of the joint venture. SG Solutions met the required performance conditions during the 2006 calendar year and the payment increased back to $220,000 per month in 2007 less amounts repaid under an outstanding loan with SG Solutions.

We also may receive income from our share of E-Gas™ license fees charged by ConocoPhillips in licensing their E-Gas™ technology. We sold the E-Gas™ technology to ConocoPhillips in 2003 and retained rights to a portion of certain future E-Gas™ license fee revenues. The license fee structure is more fully explained in the section entitled “Business—Technology and intellectual property, licenses and intellectual property.”

No revenues are currently derived from the projects that we plan to develop, construct, own and operate. Based on our current target operational dates for our projects, we do not expect these projects to begin generating significant revenues until late 2010 or early 2011.

We have incurred operating losses and negative cash flows since our inception in 1988. We expect to continue to incur significant losses until our projects commence operations. As of March 31, 2007, we had an accumulated deficit of $88,106,000.

Our goal is to develop and construct gasification and IGCC facilities so that we can strengthen our leadership position in the U.S. and the U.K. in the ownership and operation of these facilities. Over the next four years we will require substantial capital resources to fund construction and financing costs relating to the development of our principal projects. Project costs for the Lima project, the Wabash SNG Export project and the Westfield project are expected to be approximately $1.01 billion, $280 million and $860 million, respectively. We intend to supply a significant amount of the funds necessary for the construction of our projects through non-recourse debt financing specific to each project. We anticipate that the project specific debt will be secured by all the assets of such project. As a result, we will be highly leveraged and our assets will be subject to forfeiture upon any default on project-specific debt. Each of our projects will also require dedicated equity contributions which we intend to supply through a combination of debt and equity offerings, including this offering.

The accompanying financial statements have been prepared assuming we will continue as a going concern, which contemplates realization of assets and payments of liabilities in the ordinary course of business.

Our historical operating results have resulted in losses and we currently have a working capital deficit. However, we have managed to secure additional debt and equity funding or sell assets to meet liquidity needs. Current liabilities consist of third party trade obligations, employee related liabilities, and unpaid debt and interest that are currently in default or due upon demand. Several of our outstanding debt balances relate to the conversion of trade payables to structured note agreements due to our inability to make timely payments on outstanding trade payable balances. At March 31, 2007 and December 31, 2006, we are in default on several of our structured debt agreements due to our inability to make timely principal and interest payments as a result of insufficient cash flows from operating activities. We do not have facilities currently in operation. Our only source of operating cash flows comes from monthly dividend payments from SG Solutions and licensee payments from ConocoPhillips in connection with our sale of our E-Gas™ Technology.

Summary of significant accounting policies

Basis of presentation

Our consolidated financial statements are presented in U.S. dollars in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

Our financial statements include our accounts and the accounts of our wholly owned and majority-owned subsidiaries and have been prepared from records maintained by us and our subsidiaries in our respective countries of operation. Losses attributable to non-controlling interests in subsidiary companies are included in minority interest in our Consolidated Statements of Operations to the extent of the basis of the non-controlling investment in the subsidiary company. Losses in excess of that basis (excess losses) are allocated entirely to us. Subsequent profits are allocated entirely to us until such excess losses are recovered. All other profits attributable to non-controlling interests in subsidiary companies are included in minority interest in our Consolidated Statements of Operations. At March 31, 2007, December 31, 2006 and December 31, 2005, we maintained an ownership interest of 76% in Global Energy Europe Limited and 77% in Global Energy de Mexico, S.A. de C.V. Cumulative losses for Global Energy Europe Limited and Global Energy de Mexico, S.A. de C.V. have exceeded our basis in these subsidiaries. Accordingly, collective losses incurred by Global Energy Europe Limited and Global Energy de Mexico, S.A. de C.V. of $681,000 and $474,000, respectively, for the three months ended March 31, 2007 and 2006, and $1,002,000, $2,455,000 and $621,000 for the years ending December 31, 2006, 2005 and 2004, respectively, have been allocated entirely to us. The 24% minority interest in Global Energy Europe Limited is owned by an entity controlled by our Chief Executive Officer. The 23% interest in Global Energy de Mexico, S.A. de C.V. is owned by the cousin of our Chief Executive Officer.

Investments in 20% to 50% owned affiliates over which we exercise or have the ability to exercise significant influence are accounted for by the equity method of accounting. We do not hold any interest in variable interest entities.

All significant intercompany accounts and transactions have been eliminated in consolidation.

The unaudited information as of and for the three month periods ended March 31, 2007 and 2006 includes all adjustments necessary for the fair presentation of the results of operations, financial position, and cash flows. All adjustments are of a normal and recurring nature.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Although management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, actual results could differ significantly from the estimates under different assumptions and conditions.

Revenue recognition and Concentration of Revenues

Revenues recognized in 2004 from the sale of synthetic gas and byproducts produced by the gasification process at WRE’s gasification facility were entirely attributable to sales made under contract by WRE to Public Service Company of Indiana (now Duke Energy Indiana), a subsidiary of Cinergy Corp. (now Duke Energy Corporation). Revenues are recognized when pervasive evidence of an arrangement exists, delivery has occurred, the buyer’s price is fixed and determinable and collection is reasonably assured. Costs associated with revenues, including shipping and handling costs, are included in cost of goods sold. With the formation of the SG Solutions joint venture in 2005 (as discussed in Note 3 to the Consolidated Financial Statements), we ceased recognizing revenues from the gasification facility previously owned by WRE but began applying dividends received associated with our ownership interest in SG Solutions against the investment value of our ownership interest recorded on the balance sheet. During 2006, cash dividends received from SG Solutions exceeded our basis in our investment in the joint venture, reducing the investment balance to zero at December 31, 2006. Dividends received in excess of our basis in our investment in the joint venture are recognized as dividend income in our Consolidated Statements of Operations.

Cash and cash equivalents

Cash and cash equivalents consist of all cash on hand, deposits and funds invested in short-term investments with original maturities of three months or less, at the time of purchase.

Inventories

Due to the nature of our operations, we do not carry inventory of goods for sale. Amounts recorded as inventory are raw material supplies of coal and petroleum coke which typically amount to less than one month’s supply and engineering stores for facility maintenance and repair. Engineering stores are capitalized into inventory until used at which time they are expensed. Inventories are stated at lower of cost or market.

Property, plant, and equipment

Coal and mineral rights

The Company records purchased coal lands and mineral rights based on the purchase price at the date of acquisition. A significant portion of our coal reserves are controlled through leasing arrangements. Amounts paid to acquire such reserves are capitalized. Coal reserves are depleted over the life of those reserves that are proven and probable. Depletion of coal reserves is computed using the units-of-production method, and the rights are assumed to have no residual value. The leases are generally long-term in nature and, in Wyoming, state statutes contain provisions that allow for extension of the lease term as long as mining continues and certain other conditions are met. Mining has not yet commenced on our coal reserves.

Cost of developing new mines or significantly expanding the capacity of existing mines are capitalized and amortized using the units-of-production method over the estimated recoverable reserves that are associated with the property being benefited. We have not incurred any cost of developing new mines or significantly expanding the capacity of existing mines through March 31, 2007.

Other property, plant and equipment

Purchases of property, plant, and equipment are recorded at cost to us, which includes the purchase price, duties and other directly attributable costs of bringing the assets to useable condition for the intended use. Expenditures for major replacements are capitalized while expenditures for normal maintenance and repairs to maintain facilities in operating condition are expensed as incurred.

Depreciation of the recorded cost of depreciable property, plant and equipment is provided by using straight-line rates over the estimated useful lives of the assets, as follows:

Estimated Useful Lives

Office equipment	3-7
Aircraft	7
Buildings, machinery and equipment	20

Upon the retirement or sale of assets, the cost of such assets and the related accumulated depreciation are removed from the balance sheet and the gain or loss, if any, is credited or charged to the Statement of Operations.

We evaluate long-lived assets, such as property, plant and equipment, when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is based on an estimate of undiscounted cash flows attributable to the assets, as compared to the carrying value of the assets. If an impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value of the assets and recording a loss if the carrying value is greater than fair value.

Income taxes

Income taxes are accounted for under Financial Accounting Standards Board (FASB) Statement No. 109 (FAS 109), “Accounting for Income Taxes.” The provision for income taxes includes income taxes paid, currently payable or receivable, and those deferred. Under FAS 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities, and are measured using enacted tax rates and laws that are expected to be in effect when the differences reverse. Deferred tax assets are also recognized for the estimated future effects of tax loss carry-forwards. The effect on deferred taxes of changes in tax rates is recognized in the period in which the enactment date changes. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

In the ordinary course of business, there are transactions and calculations where the ultimate tax determination is uncertain. Accruals for tax contingencies are provided for in accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 5, “Accounting for Contingencies.” The FASB has recently issued Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes”. This Interpretation is effective for fiscal years beginning after December 15, 2006 and prescribes a framework for recognizing and measuring income tax benefits for inclusion in the consolidated financial statements. This interpretation also provides guidance on derecognition, classification, interest and penalties. FIN 48 provides that an income tax benefit is recognized in the financial statements when it is more likely than not that the benefit claimed or to be claimed on an income tax return will be sustained upon examination. The amount of income tax benefit recognized is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

We have adopted FIN 48 as of January 1, 2007. The cumulative effect of adopting FIN 48 was not material to our consolidated financial statements.

Foreign currency

The functional currencies for our foreign subsidiaries are their local currencies. These amounts consist principally of our operations in the United Kingdom, for which the functional currency is the British Pound. The foreign subsidiaries’ balance sheets are translated into U.S. dollars at the period end exchange rates and results of operations are translated at weighted average exchange rates for the period. Translation adjustments resulting from this process are recorded directly in accumulated Other Comprehensive Loss in our Consolidated Statements of Shareholder Deficit.

Transaction gains and losses are recognized in the results of operations based on differences between the foreign exchange rates on the transaction date and on the settlement date. Net foreign exchange gains/(losses) totaled $24,000, $102,000, $1,516,000, ($1,080,000) and $749,000 for the three months ended March 31, 2007 and 2006; the years ended December 31, 2006, 2005 and 2004, respectively. Substantially all of our foreign exchange gains/(losses) are derived from U.S. Dollar denominated third-party debt with our British based subsidiary, Global Energy Europe Limited, whose functional currency is the British Pound.

Accounting for stock-based compensation

We have a stock-based compensation plan as more fully described in Note 14 to the consolidated financial statements. In December 2004, the FASB issued Statement No. 123R (FAS 123R), which revised FAS 123, “Accounting for Stock-Based Compensation,” by requiring the expensing of share-based compensation over the vesting period of the award based on the grant-date fair value of the award. FAS 123 had provided companies the option of expensing such awards or disclosing the pro forma effects of such expensing in the notes to financial statements. We have historically expensed employee stock-based compensation in accordance with FAS 123 and its related amendments. We have adopted FAS 123R on January 1, 2006 and elected the modified prospective method of adoption, under which compensation costs recorded in the years ended December 31, 2005 and 2004 were the same as that which would have been recorded had the recognition provisions of FAS 123 been applied from its original effective date. Results for prior periods were not restated. Our stock-based compensation plan consists solely of awards of restricted stock units which require no payment by the employee. Restricted stock units generally vest over a two year period conditioned on the employee’s continued employment through that period. The fair value of restricted stock units at the grant date is amortized on a straight-line basis over the vesting period. The vested restricted stock units give the recipient the right to receive shares of our stock upon termination of employment. Amounts expensed totaled $1,979,000 and $1,617,000 for the three months ended March 31, 2007 and 2006, respectively, and $8,603,000, $2,262,000 and $503,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

The adoption of FAS 123R during 2006 did not have a material effect on our financial position, results of operations or cash flows.

Results of operations

Background

The following describes the elements that are included in each of the categories of results of operations:

Product sales.    The sale of synthetic gas and end products of the gasification process.

Cost of goods sold.    The cost of feedstock, such as coal or petcoke, inclusive of delivery and handling, and gas and electric purchases to operate the Wabash River facility. For the year ended December 31, 2004, cost of goods sold also included the costs of operating and maintaining the Wabash River facility, including repairs, parts and materials and contract services.

Selling, general and administrative expenses.    Ordinary course operating costs not directly associated with the operation of the Wabash River facility, principally consisting of corporate and other indirect overhead costs.

Depreciation and amortization.    The cost associated with writing-off the basis of long-lived assets, generally with lives of more than 12 months.

Interest expense, financing fees and penalties, net.    The cost associated with debt including accrued interest, financing fees and penalties.

Other income (expense).    The cost or income from transactions that are rare to us.

Provision for income taxes.    The reconciliation of book to tax differences and the assessment of our future ability to recognize deferred assets are offset by the valuation allowance. Our provision for income tax also includes amounts owed for Alternative Minimum Tax, state taxes, penalties and interest and contingencies with respect to certain tax positions.

Three months ended March 31, 2007 (unaudited) compared to three months ended March 31, 2006 (unaudited)

Product sales.    We did not have product sales during the three months ended March 31, 2007 or the three months ended March 31, 2006.

Cost of goods sold.    As a result of not generating product sales, we did not have any costs of goods sold for the three months ended March 31, 2007 or the three months ended March 31, 2006.

Selling, general and administrative expenses.    Selling, general and administrative expenses for the three months ended March 31, 2007 increased $0.5 million to $4.0 million from $3.5 million for the three months ended March 31, 2006. Non-cash stock-based compensation charges, which totaled $2.0 million and $1.6 million for the three months ended March 31, 2007 and 2006, respectively, comprise the majority of the increase in selling, general, and administrative expenses. The remaining increase can primarily be attributed to professional services.

Depreciation and amortization.    Depreciation and amortization expenses for the three months ended March 31, 2007 remained constant at $0.1 million due to the absence of any increase in capital assets placed in service during the three months ended March 31, 2007.

Interest expense, financing fees and penalties, net.    Interest expense for the three months ended March 31, 2007 increased $0.5 million to $1.2 million from $0.7 million for the three months ended March 31, 2006. This increase can be attributed to an increased amount of debt and the compounding feature of certain debt that is in default.

Other income (expense).    Other income (expense) for the three months ended March 31, 2007 decreased $7.3 million to $0.7 million from $8.0 million for the three months ended March 31, 2006. The decrease can primarily be attributed to a cash gain of $7.8 million from an E-Gas™ Technology contract amendment during the first quarter of 2006 and $0.6 million in dividend income received from SG Solutions in 2007.

Provision for income taxes.    There was no provision for income taxes for the three months ended March 31, 2007 versus $0.1 million for the three months ended March 31, 2006.

Year ended December 31, 2006 compared to year ended December 31, 2005

Product sales.    We did not have product sales during the years ended December 31, 2006 and December 31, 2005.

Cost of goods sold.    There were no direct costs of fuel and purchased power for the years ended December 31, 2006 and 2005.

Selling, general and administrative expenses.    Selling, general and administrative expenses for the year ended December 31, 2006 increased $9.2 million to $17.1 million from $7.9 million for the year ended December 31, 2005. Non-cash stock-based compensation charges, which totaled $8.6 million and $2.3 million for the years ended December 31, 2006 and 2005, respectively, comprise the majority of the increase in selling, general and administrative expenses. In 2006, we awarded 138,000 shares through our profit sharing trust plan versus 50,000 shares in 2005. The remaining increase can be primarily attributed to $1.6 million of additional cost related to staffing and $0.5 million in additional external audit services and tax outsourcing cost.

Depreciation and amortization.    Depreciation and amortization expenses for the year ended December 31, 2006 and December 31, 2005 remained constant at $0.4 million due to the absence of any increase in capital assets placed in service during the year ended December 31, 2006.

Impairment of long-lived assets.    Impairment of long-lived assets expense for the year ended December 31, 2006 increased $0.9 million to $0.9 million from $0.0 for the year ended December 31, 2005. During 2006, we modified our future gasification project construction plans. One of our projects, Kentucky Pioneer Energy, has been suspended and is no longer considered probable of completion in the near term. Accordingly, we evaluated the ongoing value of the construction in-progress associated with Kentucky Pioneer and determined that the associated long-lived assets with a carrying value of $0.9 million were no longer recoverable and, as a result, were written down to a fair value of zero in 2006.

Interest expense, financing fees and penalties, net.    Interest expense for the year ended December 31, 2006 increased $4.1 million to $7.7 million from $3.6 million for the year ended

December 31, 2005. This increase can be attributed to a $2.0 million bond fee becoming due on demand in 2006 and $2.2 million in stock being issued as security on debt classified as interest expense.

Other income (expense).    Other income (expense) for the year ended December 31, 2006 decreased $33.2 million to $10.7 million from $43.9 million for the year ended December 31, 2005. This decrease can be primarily attributed to the difference between a $44.7 million gain from the formation of the SG Solutions joint venture partially offset by a $1.1 million loss on foreign exchange in 2005, compared with a gain of $7.8 million from the E-Gas™ technology contract modification, $1.1 million in dividend income received from SG Solutions and a $1.5 million gain on foreign exchange in 2006.

Provision for income taxes. The provision for income taxes for the year ended December 31, 2006 decreased $0.6 million to $0.4 million from a tax provision of $1.0 million for the year ended December 31, 2005. The decrease in the provision for income taxes is due primarily to the net impact from foreign results, penalties and interest. At December 31, 2006 and December 31, 2005, we had carryforward net operating loss benefits for federal and state taxes of $23.1 million and $14.4 million, respectively, which are available for use should we generate future taxable income. Changes in our tax at the statutory rate is largely offset by changes in the underlying valuation allowances on deferred tax assets.

Year ended December 31, 2005 compared to year ended December 31, 2004

Product sales.    Product sales for the year ended December 31, 2005 were $0 as compared to $6.6 million in product sales for the year ended December 31, 2004. The decrease in the 2005 year revenue is attributable to the contribution of the net assets of WRE to SG Solutions, LLC on January 14, 2005. We account for our investment in SG Solutions using the equity method.

Cost of goods sold.    There were no costs of goods sold for the year ended December 31, 2005. Costs of goods sold for the year ended December 31, 2004 were $3.9 million, which were attributable to our ownership and operation of the Wabash River facility, and $8.2 million of operations and maintenance expenses associated with the Wabash River facility.

Selling, general and administrative expenses.    Selling, general and administrative expenses for the year ended December 31, 2005 of $7.9 million increased $4.1 million from $3.8 million for the year ended December 31, 2004. Non-cash stock-based compensation charges, which totaled $2.3 million and $0.5 million for the years ended December 31, 2005 and 2004, respectively comprise the majority of the increase in selling, general, and administrative expenses. The remaining increase can primarily be attributed to additional cost for professional services which were primarily legal costs.

Depreciation and amortization.    Depreciation and amortization expenses for the year ended December 31, 2005 decreased by $0.3 million, to $0.4 million from $0.7 million for the year ended December 31, 2004. The decrease is the result of WRE contributing its net assets to the joint venture SG Solutions in 2005.

Interest expense, financing fees and penalties, net.    Interest expense for the year ended December 31, 2005 decreased by $8.1 million, to $3.6 million from $11.7 million for the year ended December 31, 2004. This decrease can be attributed to a $19.2 million reduction of short and long-term debt to $22.8 million at the year ended December 31, 2005 from $42.0 million at the year ended December 31, 2004. This reduction reflects consideration received from Wabash Valley Power Association in the formation of SG Solutions. Additionally, the decrease can be attributed to 53,334 shares of our common stock being issued as security to an outstanding debt holder and were therefore expensed for $4.0 million in 2004.

Other income (expense).    Other income (expense) for the year ended December 31, 2005 increased by $42.5 million, to $43.9 million from $1.4 million for the year ended December 31, 2004. This increase can be primarily attributed to the $15.4 million gain from forming the SG Solutions joint venture in 2005 and $29.3 million from the sale of the air separation unit, along with the change in foreign exchange gain (loss) from $0.7 million in 2004 to ($1.1) million in 2005.

Provision for income taxes.    The provision for income taxes for the year ended December 31, 2005 increased $1.0 million to $1.0 million from a negligible provision for the year ended December 31, 2004. The increase in the provision for income taxes is attributable to taxable income for 2005 and the impact of alternative minimum tax (AMT). At December 31, 2005, we had carryforward net operating loss benefits for federal and states taxes of $25.3 million and $9.8 million, respectively, which are available for use should we generate future taxable income. Changes in our tax at the statutory rate is largely offset by changes in the underlying valuation allowances on deferred tax assets.

Liquidity and capital resources

Overview

Historically, we have financed our operations primarily through internally generated cash, long- and short-term borrowings, and infusions of capital from new and existing shareholders. Net cash used in operating activities was approximately $617,000, $9,198,000 and $7,427,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The net cash flow used in operating activities was principally made to fund our administrative costs since we currently have no facilities in operation. Net cash used in investing activities was approximately $3,629,000, $1,468,000 and $149,000 for the years ended December 31, 2006, 2005 and 2004, respectively, and was primarily used for the purchase of plant and equipment in connection with the construction of the gasification and IGCC facility in Lima, Ohio. Cash flows used in our operating and investing activities were financed through cash proceeds obtained through our financing activities. Cash proceeds from financing activities totaled approximately $4,904,000, $10,882,000 and $7,332,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Cash provided through our financing activities includes debt and equity funding. Total cash consideration paid in exchange for our common stock amounted to $6,000,000, $100,000, and $1,222,000 for the years ended December 31, 2006, 2005, and 2004, respectively. Proceeds from the issuance of debt totaled approximately $1,050,000, $11,432,000 and $6,510,000 for the years ended December 31, 2006, 2005, and 2004, respectively. New debt proceeds principally relate to promissory notes made with various individuals. Debt proceeds in 2005 include our $4,000,000 loan from a large financial institution. Repayment of debt totaled $2,146,000, $650,000 and $400,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Our cash requirements depend on many factors, including our project development activities, construction of our projects, and the number of employees required to drive future growth. Over the next four years, we expect to make significant expenditures to expand our projects currently under development and construction and to bring them into commercial operation. We plan to finance the Lima Energy IGCC, Wabash SNG Export, and Westfield projects using a combination of equity and debt, primarily project-specific non-recourse debt financing secured by assets of each individual project. We will seek the appropriate combination of debt and equity for each project. We expect to incur total expenditures of $1.01 billion at the Lima Energy IGCC facility, $280 million at the Wabash SNG Export project, and $860 million at the Westfield project to bring each project into commercial operation.

We intend to use the net proceeds from this offering to fund a portion of the project costs related to our development and construction plan, to pay certain accrued salaries, wages and bonuses to certain members of our senior management team, to repay certain indebtedness that is currently overdue and to repurchase certain shares of our common stock, each as further described above under “Use of proceeds”. The remainder of the net proceeds from this offering will be used for future gasification projects, working capital needs, including expenses associated with becoming a public company, and other general corporate purposes.

We will require substantial capital resources in addition to the net proceeds from this offering to fund the project costs related to our development and construction plan, which we expect to be provided by non-recourse debt financing specific to each project. Our ability to obtain adequate funding for our development and construction plan as well as for our working capital needs will depend on a variety of factors and cannot be guaranteed. We do not intend to enter into a short-term credit facility to support our working capital needs. We believe, however, that the net proceeds from this offering, together with the project financing we expect to obtain for our development and construction plan, will provide us with sufficient cash for our development and construction plan and our working capital needs for at least the next twelve months.

Coal Rights

As discussed below under “Business—Coal assets,” we currently have mineral rights to approximately 452 million tons of proven and probable recoverable coal reserves in Wyoming and Indiana.

We purchased the Indiana coal reserves from Midwest Mining, Inc. (Midwest Mining) in January 2004 and, as partial consideration for these reserves, issued shares to Midwest Mining. Due to the non-monetary consideration paid in connection with the acquisition of the Indiana coal reserves, the carrying value is based on the estimated fair value of our common stock at the date of the acquisition as well as additional consideration paid in the form of debt.

In October 2005 and February 2007 we acquired the lease rights to certain coal reserves in Wyoming from Deane H. Stoltz and those acting on his behalf. Our agreements with Stoltz are conditional in that our lease rights to the Wyoming coal reserves are dependent upon the occurrence of specified future events (either the consummation of an initial public offering by October 31, 2007 or the payment of cash proceeds of $50,000,000), neither of which is certain to occur. Accordingly, the Wyoming coal reserves and the value of the stock granted to Stoltz, valued collectively at $18,750,000, have been classified outside of shareholders’ equity, but not as a liability in our Consolidated Balance Sheets.

Contractual obligations

The following summarizes our significant contractual obligations with respect to us and our subsidiaries, in thousands, as of December 31, 2006.

Type of obligation (in thousands)	2007	2008	2009	2010	2011	Thereafter	Total
Construction contracts(1)	$3,149	$154,288	$340,064	$163,734	$—	$—	$661,235
Operating leases(2)	177	262	277	284	319	1,756	3,075
Purchase obligations(3)	16,000	—	—	—	—	—	16,000
Debt maturities(4)	17,453	674	717	761	808	3,237	23,650

Total contractual obligations	$36,779	$155,224	$341,058	$164,779	$1,127	$4,993	$703,960

(1)	Construction of gasification and IGCC facility in Lima, Ohio. These construction contracts do not equal the total contract price of $799,933,000, as $138,698,000 of the contract price is related to a subsidiary of ours (Gasification Engineering Corporation) and is also a contingency reserve on the Lima Energy IGCC project. These obligations are contingent on receipt of Lima project financing.
(2)	Operating lease for the corporate office space (see Note 12 to Consolidated Financial Statements).
(3)	E-Gas™ license for Lima project. These obligations are contingent on receipt of Lima project financing and communication of notice to proceed (see Note 17 to the consolidated financial statements).
(4)	Short and Long-term note obligations, $14,149,593 of which is currently in default and payable on demand (see Note 7 to Consolidated Financial Statements). As of May 31, 2007, there was $701,650 of short-term debt issued.

Inflation

Due to our limited operating history with respect to the production of energy and energy producing fuels, our production offerings and supplies have not been subject to significant price fluctuations as a result of inflationary or other market conditions; however, certain of our product offerings and supplies may potentially be subject to future price fluctuations due to inflationary and other market conditions. We believe that we will largely be able to pass such increased costs on to our customers through price increases, although we may not be able to adjust our prices immediately due to fixed price contracts for specific terms. In general, we do not believe that inflation has had a material effect on our results of operations in recent years. Technological advances have not caused prices on certain products to decrease, which could have a negative impact on margins.

Quantitative and qualitative disclosure about market risk

The primary market risks facing us deal with credit risk, interest rate risk, foreign currency risk and commodity price risk.

Credit Risk.    As a result of the nature of our operations, we are exposed to significant credit risks should our customers chose not to comply with our supply agreements, dispute account balances, or become financially distressed. At December 31, 2006 and 2005, trade receivables totaled $0.0 million. During the year ended December 31, 2004, a single domestic customer accounted for approximately 97.00% of revenue. Management monitors its credit risks using policies it considers appropriate in the circumstances.

Interest Rate Risk.    We do not believe that we are currently subject to significant interest rate risk as the majority of our debt obligations provide fixed rate terms. In the future we may be exposed to changes in interest rates if we elect to issue variable rate debt. The majority of our debt is currently in default. Accordingly, certain of our debt agreements carry default rates in excess of prevailing market conditions.

Foreign Operations.    Since December 1992, we have had a foreign subsidiary in the United Kingdom. Substantially all of those operations revenues and costs are conducted in local currency.

Hedging Activities.    Through our history, we have not entered into any foreign currency forward contracts to hedge assets or liabilities denominated in foreign currencies. There were no forward contracts outstanding at December 31, 2006, 2005 and 2004. We may use derivative instruments, such as swaps, options, futures and forwards, to manage our commodity and financial market risks. We could recognize financial losses as a result of volatility in the market values of these contracts or if a counterparty fails to perform. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these derivative instruments would involve management’s judgment or use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts.

Commodity Price Risk.    We are exposed to energy commodity price risk associated with the acquisition of feedstock needed to run our gasification facilities, as well as the electricity and SNG produced and sold. A portion of our feedstock requirements are purchased in the spot market and a portion of products, including electricity and SNG we produce may be sold in the spot market. As a result, our financial performance varies depending on changes in the prices of energy and energy-related commodities.

Business

Introduction

We are an environmentally focused alternative energy company pursuing clean energy solutions based on gasification technologies. We are utilizing our ownership and operating experience to develop, construct, own and operate gasification facilities, certain of which will employ Integrated Gasification Combined Cycle (IGCC) technology. Gasification facilities cost-effectively convert low-value, solid carbon fuel sources, such as coal, petroleum coke (petcoke) and renewables, into higher value, environmentally cleaner energy sources such as synthetic gas (SG) or synthetic natural gas (SNG), which is virtually identical to natural gas. IGCC facilities use the SG that is produced through gasification to efficiently produce electricity. Gasification and IGCC technologies represent emerging segments of the energy market. Based on our experience of owning and operating a gasification facility and our portfolio of active development projects, we believe that we are the leading gasification and IGCC company in the U.S. and the U.K.

With three major near-term projects in active development, we believe that we have the most advanced portfolio of gasification and IGCC projects in the U.S and U.K. energy markets. We are one of the first companies in the U.S. to receive permits necessary for construction and to begin construction on an IGCC facility, which is located in Lima, Ohio. We believe that our Wabash SNG Export project under development at the Wabash River facility in West Terre Haute, Indiana will be the first new gasification project in the U.S. since 1984 to produce SNG from coal for delivery through the natural gas pipeline system. We also believe that our proposed expansion project at Fife, Scotland will be the only solid feedstock conversion gasification facility in the U.K. to produce SNG and electricity. Upon completion of these three gasification projects as designed, we would have gasification production capacity of approximately 940 MW net of electricity and 63 BCF per year of SNG, which would give us the largest gasification capacity in each of the U.S. and the U.K. based on current production levels.

We believe that our prior ownership and operation of a gasification facility (the Wabash River facility) in the U.S. gives us the unique expertise required for developing, constructing, owning and operating gasification facilities. We have assembled a management team with a combined experience of over 300 years in the development, construction, ownership and operation of gasification and other energy facilities. From 2000 through January 2005, we owned and operated the gasification facility at Wabash River, one of only two IGCC facilities in the U.S., and, since that time, we have shared ownership of that facility through a joint venture. During this period, we demonstrated an ability to reduce operating costs, produce clean SG at competitive costs compared to prevailing market prices for natural gas and increase reliability at the Wabash River facility. The Wabash River facility is one of the world’s cleanest coal-based power stations according to the U.S. Department of Energy. We also own a gasification demonstration facility in Fife, Scotland at the Westfield Development Centre, which our employees previously operated on behalf of British Gas plc.

We intend to commence operations within the next four years at three gasification projects currently under development:

•

Lima Energy IGCC.    Our project in Lima, Ohio is being designed to produce 540 MW net of electricity, 26 BCF per year of SNG and six million SCF per day of hydrogen. We refer to this project as the Lima project or Lima Energy IGCC. The Lima project is located on a 63-acre site, which we intend to acquire from the City of Lima, and will consist of three operating gasifiers and one connected spare gasifier. We expect that approximately half the gasification capacity will produce SG that will be used as fuel in General Electric (GE) gas turbines to generate electricity while the remaining half of the SG production will be converted to pipeline quality SNG and hydrogen products. We have entered into a ten-year SNG purchase and sale agreement with The Procter & Gamble Paper Products Company (P&G), a subsidiary of The Procter & Gamble Company, for six million MMBtu of annual SNG production at the Lima project. We began construction on the Lima project in October 2005 and expect to restart construction once full financing is in place, which we anticipate will be in the fourth quarter of 2007. The Lima project is expected to have project costs of approximately $1.01 billion and is expected to begin commercial operations in the fourth quarter of 2010.

•

Wabash SNG Export.    At the Wabash River facility, located in West Terre Haute, Indiana, we have the right to expand and begin commercial operation of an existing gasifier to produce pipeline quality SNG. We refer to this project as the Wabash River project or Wabash SNG Export. We have entered into a long-term agreement with Eagle Energy Partners I, L.P. for all of the SNG that will be produced by Wabash SNG Export. Wabash SNG Export is expected to produce 14 BCF of SNG per year. When the Wabash SNG Export project commences commercial operations, we plan to use coal from our own Indiana coal reserves (approximately 50 million tons), located in Vigo County, Indiana, approximately two miles from the Wabash River facility, to produce pipeline quality SNG. We currently expect to begin construction work on Wabash SNG Export project in the fourth quarter of 2007. Wabash SNG Export is expected to have project costs of approximately $280 million and is expected to begin commercial operations in the first quarter of 2010.

•

Westfield Project.    At the Westfield Development Centre, located in Fife, Scotland, we plan to start operations in two phases consisting of two gasification projects (Fife gasification) and one electric project (Fife electric). We refer to these projects collectively as the Westfield project. In the first phase, which focuses on Fife gasification, we have begun the design work necessary to recommission our existing gasifier and to add new related equipment and site services. We expect that this gasifier would provide fuel to a gas turbine owned by a third party at the Westfield Development Centre to generate electricity. The second phase, consisting of the further development and completion of Fife gasification and the development of Fife electric, is expected to add seven new gasifiers, each utilizing coal and renewable feedstock, and a new 400 MW net IGCC facility at the site. The expected capacity of SNG to be produced following the completion of the Westfield project is 23 BCF per year. We expect that gas turbines to be used at Fife electric will be fueled by the SG produced by the increased gasification capacity resulting from the installation of these seven new gasifiers. The Westfield project is expected to have project costs of approximately $860 million. We expect to begin construction work on the first phase of the Westfield project in the fourth quarter of 2007. We currently expect that the two gasification projects will begin commercial operations following completion of the first and second phases in the third quarter of 2008 and the second quarter of 2010, respectively.

In addition, following the completion of these three projects, we intend to complete the development and construction of a second, larger gasification facility in the Lima, Ohio area at a location to be identified in the future and the development and construction of a larger gasification facility to be located near a 402 million ton coal reserve in Wyoming to which we acquired the rights pursuant to the assignment of several leases from the State of Wyoming in 2005 and 2007. These leases expire in 2015, subject to modification and to earlier termination for failure to meet diligent development requirements. Pursuant to Wyoming law, we have the exclusive right to renew the Wyoming coal leases for successive 10 year terms, subject to the satisfaction of certain conditions, including compliance with the terms of the lease agreements and continued production of coal from the leased lands or good faith development of the leased lands.

To support our development and construction plans, we have developed several strategic alliances including the following:

•	Shaw/Stone & Webster (SS&W), who will be our preferred provider of EPC services and pipes/vessels to our facilities, as well as our partner in developing future gasification technologies;

•	Oxbow Carbon & Minerals (Oxbow), who will be our preferred provider of petcoke and other feedstock to our facilities;

•

HTC Purenergy, who will provide CO2 management advisory services, including CO2 sequestration and enhanced oil recovery services at our facilities, to offset emissions through storage of CO2 in underground formations in commercial proximity to the facilities; and

•

Porvair Filtration Group (Porvair), from whom we expect to purchase all of our requirements for SG filters for certain entrained flow gasification technology projects and any filter-related equipment required with respect to such SG filters that Porvair or its affiliates manufacture and agree to supply.

Industry background

U.S. natural gas market overview

Natural gas is used primarily as a fuel to produce chemicals, to generate electricity and to heat buildings. In recent years, the U.S. natural gas industry has been characterized by a steady increase in demand and consumption coupled with a widening gap between production and consumption, which has resulted in projected increases in imports of natural gas to the U.S. This gap is illustrated in the following chart which we constructed based upon data from the U.S. Energy Information Administration (EIA):

Source: EIA

The EIA estimates that consumption of natural gas in the U.S. will increase from approximately 22.0 trillion cubic feet (tcf) per year in 2005 to a peak of approximately 26.3 tcf per year in 2020, while production will only increase from approximately 18.3 tcf per year to approximately 20.9 tcf per year over the same period. Despite the expected increased production, EIA estimates show a persistent gap between expected U.S. supplies of natural gas and expected U.S. production, resulting in the projection that U.S. production will meet only 79% of U.S. consumption of natural gas in 2020. Some of this increased demand is expected to be addressed through the importation of liquified natural gas (LNG). Importing natural gas in the form of LNG to meet potential production shortfalls is expected to be costly due to infrastructure requirements for new pipelines, LNG terminals, LNG tankers, strong opposition to new facilities and environmental regulations.

According to the EIA, consumption of natural gas has been increasing steadily and is projected to continue to rise due to a number of factors, including:

•	global economic growth and increasing energy demand;

•	clean air legislation and other environmental regulations;

•	potential greenhouse gas regulations and programs;

•	the fact that natural gas is a cleaner burning fuel than coal and oil, contributing to an increase in the development of power plants that run on natural gas; and

•	the wide applicability of natural gas as a fuel source, along with consumer desires to diversify fuel sources.

U.S. electricity market overview

In its recent Annual Energy Outlook 2007 report, the EIA projects that U.S. demand for electricity will increase by 43% from 3,821 billion kilowatt hours in 2005 to 5,478 billion kilowatt hours in 2030. In order to meet this increasing demand, the EIA anticipates that 156 gigawatts of coal-fired power plants are required, including an anticipated 67 gigawatts of newly constructed IGCC facilities. This projected addition of IGCC capacity equates to roughly 124 new facilities with the anticipated electric generating capability of the Lima project. Overall, the EIA’s anticipated growth in electric generation capacity is illustrated on the following chart which we constructed based on the Annual Energy Outlook 2007 report:

Source: EIA

We believe several factors could increase the need for additional IGCC generating capacity, including:

•	higher than anticipated growth rate in electric consumption (the current projection for annual growth in electricity demand is 43% over the period from 2005-2030);

•	potential implementation of a carbon tax or cap-and-trade system;

•	regulatory factors, including environmental and greenhouse gas regulatory developments, and government incentives; and

•	strong environmental opposition to traditional coal burning technology.

Global natural gas and electricity market overview

According to the EIA’s International Energy Outlook 2007, worldwide marketed energy consumption is projected to increase by 57% from 2004 to 2030. Within this projection:

•	worldwide natural gas consumption is anticipated to grow by 64% from 2004 to 2030 from 99.6 tcf per year to 163.2 tcf per year, and

•	worldwide net electric generation is anticipated to increase by 85% from 2004 to 2030, growing from approximately 16,424 billion kilowatt hours to approximately 30,364 billion kilowatt hours.

According to an October 2004 report by the Parliamentary Office of Science and Technology, the U.K., like the U.S., has also experienced a decline in the domestic natural gas production rate, and it is expected that the U.K. will depend upon imported natural gas for approximately 50% of its natural gas requirements by 2010. As in the U.S., importing natural gas in the form of liquid natural gas, or LNG, to meet potential production shortfalls is expected to be costly due to infrastructure requirements for new pipelines, LNG terminals, LNG tankers and environmental regulations.

Overview of energy market conditions

Current projections of both natural gas and electricity demand show steadily increasing requirements for the next two decades in the U.S. and even stronger demand globally due primarily to strong demand growth in developing markets, such as China. We believe that this anticipated growth in demand requires significant investment in additional facilities for new electric generation and supplies of natural gas or SNG. Furthermore, demand for secure, clean, cost-effective power generation and alternative energy also results from the pressures from clean air legislation, environmental regulations and concerns about rising levels of greenhouse gases. In addition, the focus on environmentally responsible energy generation includes a desire for renewable fuels, such as biomass and municipal waste, that can alleviate the increasing costs and environmental issues associated with landfills.

Natural gas and electricity futures contracts traded on the New York Mercantile Exchange (NYMEX) represent current market clearing prices. Although these prices do not extend beyond 2012, we believe they provide a reasonable perspective on price expectations for natural gas and electricity into the future. NYMEX closing prices for electricity and natural gas in the U.S. as of June 8, 2007 were as follows:

Year	2007(3)	2008	2009	2010	2011	2012

Natural Gas(1)	$ 8.274	$ 8.955	$ 8.743	$ 8.405	$ 8.104	$ 7.878
Electricity(2)	$ 83.56	$ 85.28	$ 82.63	$ 79.59	$ 78.04	$ 77.50

(1)	Natural gas prices are Henry Hub market prices in U.S. dollars per MMBtu.

(2)	Forward peak prices are PJM West pricing in U.S. dollars per megawatt hour for the calendar month LMP swap on June 8, 2007. The PJM West Interconnection is a regional transmission organization that coordinates the movement of wholesale electricity in all or parts of Maryland, Ohio, Pennsylvania, Virginia and West Virginia. Acting neutrally and independently, PJM, inclusive of PJM West, operates the world’s largest competitive wholesale electricity market and ensures the reliability of the largest centrally dispatched grid in the world.

(3)	2007 is the average of June through December monthly contracts as of June 8, 2007.

Gasification and IGCC technologies

Proven technology.    Gasification and IGCC are well-established technologies that represent emerging alternative technologies for the natural gas, electric power and transportation fuels markets. Gasification has been in commercial use for more than 50 years around the world. Commercial coal gasification operations began in South Africa in 1955. According to the U.S. Department of Energy (DOE), during the 1990s, worldwide gasification capacity grew by 50% as 43 new plants were put into service. Since 2000, a similar number of projects have been completed, expanding capacity by another 50% and creating an annual growth rate of slightly under 10%. According to the DOE, there is currently over 40,000 MWth of gasification capacity worldwide, of which 3,585 MWth is in the U.S. The operational and economic viability of IGCC plants has been demonstrated in the U.S. by the operation of the Wabash River facility, which commenced operations in 1995, and the IGCC facility operated by Tampa Electric Company at the Polk Power Station since 1997. In addition, a coal-gasification plant producing SNG and other chemicals has been operating in North Dakota since 1984.

Cost advantages.    Gasification and IGCC technologies have cost advantages over using solid carbon fuels, such as coal, petcoke or renewables, as compared to liquid or gas fuels, such as oil or natural gas, at current market prices. According to the Annual Energy Outlook 2007 from the DOE, the price of coal is expected to remain low and relatively stable through 2030. Conversely, as set forth in the table under “—Industry background—Overview of energy market conditions” above, according to NYMEX projections, the market price of natural gas is expected to range between $7.878 and $8.955 per MMBtu from 2007 to 2012.

We believe that gasification products, such as SG or SNG, represent an attractive economic alternative to the historically high and volatile costs of liquid- and gas-based fuel sources, particularly natural gas.

Gasification technology is flexible and has consistently been able to efficiently convert several different low value hydrocarbon fuel sources, such as coal, petcoke and renewables, into various higher value fuels including SG, SNG, transportation fuels and hydrogen, which are environmentally superior fuel sources compared to the original hydrocarbon fuels. We believe that the most significant application of gasification is the conversion of coal and petcoke into SG or SNG at costs that compare favorably to current market prices for natural gas. The price of solid hydrocarbons such as coal, on a Btu basis, has historically been considerably lower and less volatile than the price of natural gas. We believe that the conversion of coal into SG to produce electricity provides cost advantages over natural gas and is cost competitive with traditionally sourced coal-based power generation, especially low-sulfur coal.

Clean energy source.    In addition to this economic advantage, we believe that SG and SNG are alternative energy sources that are capable of addressing the current environmental concerns associated with traditional carbon-based fuel sources, particularly coal. The environmental benefits of gasification result from the capability to produce energy with extremely low sulfur oxides (SOx), nitrogen oxides (NOx) and particulate emissions compared to burning coal and other solid fuels in conventional boilers. For example, according to a report issued by the DOE in September 2000, the atmospheric emissions from the Wabash River facility after the introduction of the IGCC technology were significantly lower than the emissions from the coal-fired boiler that the IGCC system replaced. Specifically, according to the DOE:

•	SO2 emissions were reduced by 96% from 38.2 lb/MWh to 1.35 lb/MWh;

•	NOx emissions were reduced by 88% from 9.3 lb/MWh to 1.09 lb/MWh; and

•	particulate emissions were reduced by close to 100% from 0.85 lb/MWh to a non-detectable level.

We believe that the emissions of carbon dioxide at the Wabash River facility referenced above were reduced by approximately 18% per MWh as a result of the improvement in net plant efficiency.

The 2004 World Gasification Survey shows that existing world gasification capacity has grown to 45,001 MWth of SG output. This is equivalent to more than 25,000 MW electric according to the DOE. The DOE also states, “The reason for this long-term and continuing growth is clear: modern, high temperature slagging gasifiers have the ability to convert low value feedstocks into higher value products—chemicals, fuels and electricity—while meeting the most demanding environmental standards for air emissions, solids, water use and CO2 removal from the product gas.”

We believe that, in addition to the reduction in CO2 emissions resulting from improvements in efficiency as demonstrated pursuant to installation of IGCC technology at the Wabash River facility, gasification offers a further environmental advantage in addressing concerns over the atmospheric buildup of greenhouse gases such as CO2. Through the utilization of gasification together with downstream gas cleanup processes, we believe that CO2 can be captured more cost-efficiently than in conventional coal or natural gas-fired power systems. Once captured, CO2 can be compressed and injected into either deep saline aquifers or used for enhanced oil recovery (EOR) projects. Once these techniques are fully vetted by research programs, if the research shows carbon is prevented from escaping into the atmosphere it may be considered sequestered.

We believe a significant part of the expense associated with overall carbon capture and storage process is capturing CO2. IGCC technology makes it possible to capture carbon prior to combustion by converting the carbon monoxide (CO) produced by gasification into hydrogen and CO2 where the CO2 can be isolated using traditional gas conditioning process systems. These systems operate at high pressure which reduces the volume of gas requiring treatment. Conventional coal-fired power plants are faced with the more difficult task of capturing post-combustion CO2 from the boiler exhaust gas at atmospheric pressure where the volume of exhaust gas is much greater and the concentration of CO2 is much lower due to dilution by the large quantity of combustion air in the boiler. We believe removing a concentrated CO2 stream in the pre-combustion phase as part of the gasification process is currently easier, more cost-effective and removes more CO2 than as a post-combustion step by way of a conventional coal-fired power plant.

Governmental support.    Gasification and IGCC market technologies have received significant support from the U.S. federal government. The U.S. federal government has provided approximately $219 million in support for the development of the demonstration IGCC plant at the Wabash River facility and previously committed to provide approximately $78 million in support for the development of our Kentucky Pioneer Energy project discussed below, as well as other support. In addition, the Energy Policy Act of 2005 supported IGCC and related clean technologies that utilize coal and renewables to produce power by providing loan guarantees and other incentives. Currently, the U.S. federal government is supporting a project which involves the development of a prototype power plant that will use an advanced coal gasifier. We do not currently expect to commence commercial operations at any of our projects in time to qualify for support from the government as a result of the Energy Policy Act of 2005.

In the U.K. the government has created Renewable Obligations Certificates (ROCs), a market-based trading mechanism established by the U.K. Office of the Gas and Electricity Markets which provides incentives to suppliers to purchase energy from renewable sources. Under existing legislation, all licensed suppliers are obligated to supply a specified percentage of renewable feedstock or, at a minimum, to hold ROCs equal to such specified percentage. The initial required percentage of 3% will increase to 15.4% by 2015, a level at which it is expected to remain until March 2027 in the absence of further regulatory initiatives. We anticipate that our Westfield project will generate ROCs in excess of what we are required to use and that the excess will be available for sale.

In addition to the U.S. and the U.K., various countries around the world are supporting the development of gasification and IGCC technologies.

Abundant supply.    Due to the abundant worldwide supply of solid hydrocarbon fuels such as coal, gasification and IGCC technologies represent a potentially large scale alternative to conventional natural gas and power generation. According to the EIA, recoverable coal reserves worldwide are estimated (as of January 2003) at 998 billion tons. Coal is the most abundant fossil fuel resource in the U.S. recoverable coal reserves are estimated (as of January 1, 2005) at 267 billion tons, according to the EIA. These coal resources are widely distributed throughout the U.S. with recoverable reserves located in 33 states. Based on current annual production of nearly 1.1 billion tons, the U.S. has at least an approximate 250-year supply. Furthermore, coal supply is also abundant in the U.K. In addition, renewable feedstock for gasification and IGCC facilities, such as biomass and municipal waste, are readily available in the U.S. and the U.K.

We believe that due to gasification’s broad and dynamic matrix of potential inputs and outputs, reliance on globally abundant feedstocks, potential environmental benefits compared to other energy production methods and status as a proven and established process, we will be provided with a wide range of business opportunities and the flexibility to maximize value in an environment of high and volatile commodity prices.

Illustration of gasification economics

As an illustration of the potential economics associated with gasification and IGCC technologies, we have constructed the following graphs that plot the projected breakeven sale prices for SNG and power at the Lima project at different prices for coal and petroleum coke based on our projected EPC costs and assumptions as to operations and maintenance expenses, as described below. In order to indicate the sensitivity of our illustration to potential cost overruns in the construction of the Lima project, we have included a second projection that assumes that the EPC costs are 100% greater than we currently project under our fixed price EPC contract with ICC. The EPC cost estimates are subject to the risks of increased costs due to design changes and construction cost overruns, delays in the construction schedule and accidents. In addition, although we believe we have a reasonable basis for our estimate of total operations and maintenance expenses based on our knowledge of the costs of various resources, including labor, in the Lima market and our past operating experience, our actual operations and maintenance expenses could differ significantly from our expectations based on labor and raw material shortages, increases in demand, changes in prices and changes in laws and regulations.

We do not assume that the price we will receive for sales of SNG or power at the Lima project will equal the natural gas or power market prices at the time we sell these products. The prices we receive may be lower depending on the terms of any long term offtake arrangements and market conditions. The prices of natural gas and power are highly volatile and may be substantially lower or higher at the time the Lima project commences commercial operations and sales of SNG or power.

The basis and assumptions for each of the following charts are as follows:

•	annual facility production is based on 26 BCF of SNG, assuming 96% availability, and 4.1 million MWh assuming 540 MW net capacity and 87% IGCC availability;

•

the baseline projection includes interest at 7.5% (on a pre-tax basis) on the expected debt (assuming 79% project leverage and $797 million of debt) plus depreciation on a 30-year basis on our currently projected total capital expenditures for the Lima project of $31.5 million per year;

•

the baseline projection includes our current estimates of the total cost of operations and maintenance at the Lima project once it commences commercial operations, plus an additional contingency of 10%, of $60.8 million per year;

•	a reference price for petcoke of 1.17 per million Btu is shown, based on the current price for petcoke delivered to the Wabash River facility;

•	a reference price for high-sulfur coal of 1.25 per million Btu is shown, based on the market price for Illinois Basin mid sulfur coal as quoted by Bloomberg on June 8, 2007;

•	historical Henry Hub natural gas prices sourced from Bloomberg on June 8, 2007;

•	forward Henry Hub natural gas prices sourced from NYMEX.com for the calendar month LMP swap as of June 8, 2007;

•	historical peak and off-peak power prices reflect daily 24 hour average real-time pricing at PJM West as reported by Bloomberg; and

•	forward peak and off-peak prices sourced from NYMEX.com reflect PJM West pricing for the calendar month LMP swap as of June 8, 2007.

This projection is a forward-looking statement that is subject to all of the risks identified in this prospectus under “Risk factors.”

The gasification process

Introduction

Gasification is a process that converts carbon-containing materials into SG composed primarily of carbon monoxide and hydrogen. Gasification occurs when a carbon-containing feedstock is exposed to steam at elevated temperatures and pressures in the presence of controlled amounts of oxygen. SG can be used as a fuel to generate electricity or steam or as a basic chemical building block in the petrochemical and refining industries.

The following diagram illustrates the major building blocks of the gasification process:

Gasifier

The heart of a gasification-based system is the gasifier. There are two basic types of gasifiers: fixed bed and entrained flow. Fixed bed gasification differs from entrained flow gasification primarily with regard to the method by which the system accepts feedstock, which in turn affects the size and types of incoming feedstock. Entrained flow gasifiers typically accept feedstock of less than one-quarter inch in size and use a pulverizing system to crush solid feedstock, such as coal or petcoke. Fixed bed gasifiers typically accept feedstock of one-quarter inch to three inches in size. As a result, in addition to coal and petcoke, such gasifiers can use renewable feedstock containing carbon, such as wood, refuse-derived fuel (RDF) and sludge powder which have been processed into pellets or cubes. The gasification technologies that we currently use and plan to use in future projects are also referred to as slagging gasification technologies because they operate at a temperature high enough to melt the mineral components of the feedstock into a vitrified frit or glass-like material that is non-leachable. Slagging gasification is a closed process that has minimal air emissions and does not produce ash. Gasification technologies differ in many aspects but share certain general production characteristics. The feedstock reacts in the gasifier with steam and oxygen at high temperature and pressure in an oxygen-deficient atmosphere to produce SG and synthetic aggregate or vitrified frit. SG is primarily composed of hydrogen, carbon monoxide and other minor gaseous constituents, the proportions of which can vary depending upon the conditions in the gasifier and the type of feedstock.

When using the slagging gasification technologies that we expect to use, inorganic material in the feedstock (i.e., the minerals and other impurities which do not gasify) separate and leave the bottom of the gasifier in the form of either synthetic aggregate or vitrified frit. Synthetic aggregate is a marketable material with a variety of uses in the construction and building industries, such as road base and sea wall construction.

Feedstock

Coal is the most common feedstock used in the gasification process. As described below, virtually all types of coal can be processed in slagging gasifiers. Unlike conventional power plants, which typically avoid high-ash and high-sulfur coal due to regulatory emission compliance constraints, gasification facilities can readily process such types of coal. In addition, other feedstock such as petcoke, RDF and renewables may be used in gasification systems. IGCC facilities remove the sulfur from the SG prior to use, thereby avoiding challenging regulatory limitations on sulfur emissions and broadening both the potential sources of feedstock supply and siting opportunities. While the specific type of feedstock used in any particular circumstances depends upon desired energy output, desired efficiency and other economic considerations, gasification technologies are versatile and flexible. As a result, we are able to build plants which will use technology appropriate to the type feedstock that we expect to be available to us in the long term at a particular location. In addition, once our plants are constructed, we are able to efficiently switch among different types of feedstock as necessary. We expect that coal, including high-sulfur coal and petcoke will be the primary feedstocks used with both the fixed bed and entrained flow gasification technologies which we plan to use in each of our projects, each of which are described below. RDF and renewables are better suited to fixed bed designs and petcoke may be used with either type of technology.

Feedstock handling and storage

Feedstock handling is an important facet of the gasification process as most gasifiers can only take feedstock in a certain form that may require pre-treatment. Feedstock requires storage to ensure that periods of reduction in feedstock transport do not affect the flow to the gasifier. The feedstock must then be prepared and transported to the gasifier.

Gas clean-up

Sulfur impurities in the feedstock form hydrogen sulfide (H2S) and, to a lesser extent, carbonyl sulfide (COS), which can be removed from the SG stream using commercially available technology and converted to liquid elemental sulfur to be sold for agricultural use. Carbon dioxide (CO2) which, depending upon the overall facility configuration, is formed in the gasifier and may be formed in downstream processes, can be separated into a concentrated stream and removed using commercially available physical solvents.

Gasification has the capability to produce relatively low SOx, NOx and particulate emissions. NOx emissions from an IGCC plant, even without selective catalytic reduction, as well as SOx emissions, are expected to be less than half those of the current New Source Performance Standard (NSPS) for conventional coal-fired generating plants. For example, our Lima Energy IGCC project is permitted for 0.07 lb. of NOx per MMBtu compared with the NSPS for a conventional coal plant of 0.15 lb of NOx per MMBtu. Conventional coal-fired boilers use scrubbing technologies on the exhaust gas, which leave a significant solid waste residual commonly called fly ash, or simply ash, that must be disposed of in landfills or ash-settling ponds. Conversely, gasification technology results in the sulfur content of the carbon-based feedstock being largely removed in liquid form as molten sulfur as a saleable product and the ash content of the feedstock is melted to form a glassy or vitrified frit. Nitrogen oxides are a by-product of both coal and gas-fired power production that must be treated in conventional power plants with special control facilities, such as catalytic converters and “low-NOx” burners. Gasification plants, in contrast, dilute the SG gas stream with nitrogen or steam before it is used in the combustion turbine. This dilution minimizes the formation of nitrogen oxides by causing the fuel to burn at a significantly lower temperature.

Conversion process and products

The principal product generated from the gasification process is SG. SG resulting from the gasification process can be converted into one or more end-products that have commercial applications. Some gasification facilities can be configured to produce more than one commercial end-product at the same facility in a process called co-production.

SG.    The primary product from the gasification process is SG, which can be sold on its own or converted into a variety of end-products, including SNG, electricity, liquid transportation fuels (including low-sulfur diesel, jet fuel and methanol), hydrogen and other liquids and chemicals.

SNG.    SG produced in the gasification process is frequently converted into SNG which can either be used locally or compressed into a high pressure interstate natural gas pipeline system where it can be delivered nationwide and used as an alternative to traditional natural gas. An interconnection agreement with the respective pipeline transportation company typically reflects instrumentation necessary to measure SNG composition and quality, includes the relevant tariff specification for that company and describes the physical requirements of the interconnection itself.

Electricity.    Gasification technology is frequently applied to the production of electricity in an IGCC configuration. An IGCC facility is composed of a gas island and a power island. The SG produced by the gas island is piped to the power island, which consists of three primary components: a combustion turbine generator, a heat-recovery steam generator (HRSG), which captures the exhaust heat of the gas turbine or other latent heat to produce high-pressure steam, and a steam turbine generator that produces additional electricity from the steam created by the HRSG. Currently, we believe that gasification-based systems can operate at approximately 40% efficiency for the generation of power. By contrast, a conventional coal-based power plant employs only a steam turbine-generator and we believe that is typically limited to 34% to 36% efficiency. Higher efficiency means that less fuel is used to generate the rated power, resulting in better economics and the formation of less greenhouse gas.

Transportation fuel and other liquids.    SG can be sent through a Fischer-Tropsch synthesis reactor and other downstream processes to produce liquids such as biodegradable sulfur-free diesel, jet fuel, kerosene and naphtha.

Hydrogen.    Hydrogen in the SG can be isolated and then used for various manufacturing processes in petroleum refining and for the removal of sulfur from liquid fuels such as diesel and gasoline during their manufacture in refineries.

Other liquids and chemicals.    SG can also provide the basic building blocks for a broad range of chemicals (for example, fertilizer and plastics) using processes that are well established in today’s chemical industry.

The following diagram illustrates the fixed bed gasification process as applied to a process designed to produce power:

Gasification Process	IGCC Process

The following diagram illustrates the entrained flow gasification process as applied to a process designed to produce power:

Source: Gasification Technologies Council

Competitive strengths

We believe the gasification technologies we intend to employ and our operational experience, technical expertise and strategic alliances give us several potential competitive strengths in the natural gas and electricity markets, including the following:

Our management team has significant expertise in the operation and ownership of gasification facilities.    Our management team has significant expertise in the operation and ownership of gasification facilities, has been instrumental in the advancement of gasification and IGCC technologies and collectively has over 300 years of combined experience with multiple entrained flow and fixed bed gasification technologies over their careers with us and other companies. Our senior management team has had experience in the gasification and related industries ranging from building a new gasification facility at Westfield to operating experience at gasification facilities to related energy experience with chemical processes and project management. In addition, we operated the Wabash River facility, one of only two IGCC facilities in the U.S., for four years, gaining significant experience and developing valuable know how in IGCC operations. We have continued our involvement at the Wabash River facility through our 50% interest in the joint venture that now owns that facility.

We have an advanced portfolio of gasification and IGCC projects.    We have an advanced project portfolio of gasification and IGCC projects in the U.S. and the U.K., including the Lima Energy IGCC, Wabash SNG Export and Westfield projects. We are one of the first companies in the U.S. to receive the permits necessary to begin construction on an IGCC facility (Lima Energy IGCC). Upon completion of these three projects as designed, we would have gasification production capacity of approximately 940 MW net of electricity and 63 BCF per year of SNG, which would give us the largest gasification capacity in the U.S. and the largest gasification capacity in the U.K. based on current production levels. In addition, we believe that our two long-term Global Gas Unit (GGU) projects in Wyoming and Lima, Ohio, will be two of the only projects in the U.S. to focus on large scale SNG production.

Our gasification and IGCC facilities will use proven technologies.    Gasification has been in commercial use for over 50 years. Lima Energy IGCC and Wabash SNG Export are being designed to use the entrained flow technology employed at the current Wabash River facility for over a decade. At Westfield, we will use fixed bed gasification technology previously in operation at that facility.

Our gasification facilities are being designed to produce SNG that we believe will provide cost advantages compared to traditionally sourced natural gas.    Our planned gasification facilities are being designed to use gasification technologies that use lower cost feedstock, such as high-sulfur coal, petcoke and renewables, which we believe provide cost advantages compared to traditionally sourced natural gas. In addition, we believe our experience operating the Wabash River facility gives us the necessary expertise and know how to produce SNG at costs below current market rates for natural gas.

Our IGCC facilities are being designed to produce electricity at costs that we expect will be advantageous compared with the costs of electricity generated by natural gas-fired plants and competitive with the costs of electricity produced by coal-fired plants.    Our planned IGCC facilities are being designed to use gasification technologies that use lower cost feedstock, such as high-sulfur coal, petcoke and renewables, which we believe will be cost-competitive compared to conventional coal-fired plants. We believe that the ability to convert coal into SG to produce electricity provides significant cost advantages over electricity generated by natural gas-fired plants and is cost-competitive with the costs of electricity produced by coal-fired plants.

Our gasification facilities are being designed to produce environmentally superior fuels (SG and SNG), compared to coal, while our IGCC facilities are being designed to significantly reduce emissions of pollutants.    Our planned facilities are being designed to use gasification technologies that offer environmental benefits from the capability to produce energy with extremely low sulfur oxides (SOx), nitrogen oxides (NOx) and particulate emissions compared to burning coal and other solid fuels. In addition, we believe that the ability to convert coal into SNG in the gasification process results in a fuel source with the cost benefits of coal and the environmental qualities of natural gas.

In particular, IGCC facilities can use low quality coal to produce electricity with environmental emissions that are significantly lower than conventional coal-fired power plants. We believe that gasification offers a further environmental advantage in its potential to help address concerns over the atmospheric buildup of gases such as CO2. Using the gasification process, CO2 can be separated and captured efficiently for use in enhanced oil recovery (EOR) projects or carbon sequestration, when techniques for carbon sequestration are fully developed by research programs. Research is currently underway to develop EOR and other techniques that would achieve carbon sequestration.

Our gasification and IGCC facilities are being designed to flexibly convert a broad and dynamic range of fuel sources, including renewables, into a variety of different fuel outputs.    Different gasification technologies can handle a broad range of carbon-based feedstocks, including low-grade coal and renewables such as biomass and municipal waste and petcoke. We are able to take advantage of economic conditions in an environment of volatile commodity prices by selecting the lowest-cost feedstock which will produce the highest-value end-product. We have the flexibility to locate gasification and IGCC facilities at a variety of sites, including those close to demand markets and with less dependence on transportation networks.

Our gasification and IGCC facilities are able to run on a variety of abundant global resources, such as coal, petcoke and renewables.    Due to the abundant global supply of solid hydrocarbon fuels such as coal, gasification and IGCC technologies represent a potentially large scale alternative to conventional natural gas and power generation. According to the EIA, recoverable coal reserves worldwide are estimated (as of January 2003) at 998 billion tons. Coal is the most abundant fossil fuel resource in the U.S. recoverable coal reserves are estimated (as of January 1, 2005) at 267 billion tons. These coal resources are widely distributed throughout the U.S. with recoverable reserves located in 33 states. Based on current annual production of nearly 1.1 billion short tons, the U.S. has at least an approximate 250-year supply. Furthermore, coal supply is also abundant in the U.K. In addition, renewable feedstock for gasification and IGCC facilities, such as biomass and municipal waste, are readily available to us in the U.S.

We have access to an abundant supply of coal.    We currently have mineral rights to approximately 452 million tons of proven and probable recoverable coal reserves in Wyoming and Indiana, which, on a Btu basis, are approximately 1.3 billion barrels of oil equivalent (BOE). These coal reserves are available for use in our contemplated projects. The Indiana coal reserves represent approximately a 50-year supply of feedstock based on the current project design of Wabash SNG Export, while the Wyoming coal reserves represent approximately a 20-year supply of feedstock if used at our contemplated Johnson GGU project described below. We plan to source additional coal by acquiring reserves, entering into long-term supply contracts with third parties, buying it in the open market or using our own coal reserves.

We have entered into several strategic alliances that will support our development and construction plans.    We have added fuel procurement strength through our alliance with Oxbow, construction expertise through our alliance with SS&W and CO2 management strength through our alliance with HTC. Through our alliance with Porvair, we will be able to purchase from Porvair all of our requirements for SG filters for certain entrained flow gasification technology projects anywhere in the world and any filter-related equipment required with respect to such SG filters that Porvair or its affiliates manufacture and agree to supply. In addition, at the Lima project, Gasification Engineering Corporation (GEC), our wholly owned engineering and operations subsidiary, has entered into an EPC agreement with Industrial Construction Company (ICC) providing that ICC will assume the day-to-day execution and implementation of the Lima project, provide civil and structural construction services and hire separate mechanical and electrical instrumentation subcontractors. With respect to offtake arrangements, we have secured an offtake agreement with Procter & Gamble for SNG to be produced at the Lima project and with Eagle Energy Partners I, L.P. for all of the SNG to be produced at Wabash SNG Export.

Our projects are being designed to allow us in the future to implement technology to separate and isolate carbon dioxide (CO2).    CO2 capture may bring additional economic benefits to us if implemented at any of our projects. Removing a concentrated CO2 stream in the pre-combustion phase as part of the gasification process is easier, more cost-effective and removes more CO2 than as a post-combustion step by way of a conventional coal-fired power plant. According to the Electric Power Research Institute, IGCC facilities produce less CO2 than coal-fired plants and may be more cost-effective at CO2 removal.

Our business strategy

Our goal is to be the worldwide leader in the development, construction, ownership and operation of environmentally responsible gasification and IGCC facilities. In order to achieve this goal, we are pursuing the following business strategies:

Operate our facilities in an environmentally responsible manner.    We intend to operate our facilities to maximize the environmental benefits of the gasification process. We intend to develop, construct, own and operate projects which convert low value feedstock into higher value products while meeting the most demanding environmental standards for air emissions, solids, water use and CO2 removal.

Complete near-term major gasification projects.    Our primary focus will be commencing operations at our three major gasification projects, currently under development, which we intend to begin operating within the next four years. This will include focus on completing the Wabash facility expansion in early 2010, completing the first of two phases of expansions at Westfield in 2008 and completing the Lima project in late 2010.

Secure and maximize non-recourse project finance debt.    We plan to finance our projects by maximizing the use of project-specific non-recourse debt financing secured by the assets of each individual project. Furthermore, we intend to maximize the level of project finance debt while maintaining a sustainable capital structure.

Balance long-term offtake agreements and commercial merchant opportunities.    We plan to enter into long-term offtake agreements for a sufficient portion of the output from each project to support project debt while selling the remainder of the output, if any, in retail and wholesale markets to take advantage of prevailing energy commodity prices. At the Lima project, we have entered into an offtake agreement with P&G for SNG. We have also entered into an agreement with Eagle Energy Partners I, L.P. for all of the SNG produced at Wabash SNG Export. In addition to accessing short-term wholesale markets, in states with residential choice programs, such as Ohio, we may seek to sell SNG and electricity directly to retail consumers.

Leverage the energy facility expertise of our management team to efficiently bring our projects to commercial operation.    Our development team has substantial experience with designing, developing, and building energy, gas processing, chemical, power generation and other energy facilities. We intend to control the cost of building our new facilities by directly managing the EPC services for many of our projects. We will directly hire and supervise the contractors who will build our projects. As a result, we believe that our costs will be substantially less than costs associated with conventional EPC arrangements. In addition, in certain of our projects, such as the Lima project, we will act as our own main EPC contractor. For example, in the Lima project, Gasification Engineering Corporation, our wholly owned engineering and operations subsidiary, will be the main EPC contractor and will enter into an EPC agreement with Industrial Construction Company (ICC) to assume the day-to-day execution and implementation of the project, provide civil and structural construction services and hire separate mechanical and electrical instrumentation subcontractors. This approach allows us to manage the EPC services for the Lima project ourselves, thereby giving us greater control over the expenditures associated with that project, which we believe will result in an efficient construction and development project and potential cost savings.

Leverage our fuel sourcing capabilities to efficiently capitalize on the fuel flexibility of our projects.    We intend to continue to capitalize on our flexibility to utilize different types of feedstock, including different types of coal based on sulfur and ash content, for our facilities depending upon the particular gasification technology to be used. We currently have mineral rights to approximately 452 million tons of proven and probable recoverable coal reserves in Wyoming and Indiana, which, on a Btu basis, are approximately 1.3 billion barrels of oil equivalent (BOE). These coal reserves are available for use in our contemplated projects. Where economically advantageous, we intend to secure long-term contract agreements with owners of coal reserves, acquire reserves that are attractively priced or buy coal or petcoke in the open market.

Expand our commercial product offerings over time to capitalize on the conversion flexibility of our gasification facilities.    In addition to producing SNG and electricity, our planned facilities are being designed to have the ability to convert SG into transportation fuels and hydrogen, two important and increasingly expensive products for many industries, including airlines, chemical companies and the U.S. government. The U.S. government has stated that increasing the low-cost domestic supply of transportation fuels is a priority as demand is expected to exceed supply in coming years. We are presently evaluating opportunities to expand our offerings to such alternative commercial end-products.

Expand our strategic alliances and enter into new strategic alliances to support our capabilities in areas such as development, construction, fuel sourcing and product marketing.    We intend to leverage our existing strategic alliances with Oxbow to provide secure sources of feedstock for our projects, with SS&W to provide EPC and technology development services, with HTC to provide CO2 management advisory services and with Porvair to purchase SG filters and related equipment for our E-Gas™ technology projects as described elsewhere in this prospectus. We plan to seek further opportunities for cooperation with these and other potential strategic partners with a view toward creating synergies that will enable us to increase our efficiency, improve our technologies and to minimize the environmental impact of our facilities.

Develop, construct, own and operate additional gasification and IGCC projects, including large scale gasification facilities to produce SNG, electricity and other products.     With the experience that we will gain from our existing facilities, we believe that we are well positioned to be the global leader in the development of gasification technology projects that achieve regulatory compliance and are environmentally superior to competing alternatives. In the long term, we intend to develop, construct, own and operate additional facilities to produce SNG, electricity and other products. Specifically, we intend to complete the development of a second, larger gasification facility in the Lima, Ohio area at a location to be identified in the future and the development and construction of a larger gasification facility to be located near a 402 million ton coal reserve in Wyoming to which we acquired the rights pursuant to the assignment of several leases from the State of Wyoming in 2005 and 2007. New facilities can be located near the applicable feedstock or close to demand markets. We intend to build production facilities at or adjacent to fuel reserves or pipelines. Once these new facilities are placed into commercial operation, we will focus on using our technology expertise to produce and sell pipeline quality SNG at competitive prices.

Operations

Overview

The following table shows our gasification and IGCC facilities currently in development, as well as proposed future facilities:

	Lima Energy IGCC	Wabash SNG Export	Westfield (Gasification and IGCC)	Lima GGU	Johnson GGU

Project type	New Facility	Expansion	Expansion	New Facility	New Facility

Location	Lima, Ohio	West Terre Haute, Indiana	Fife, Scotland	Lima, Ohio	Johnson County, Wyoming

Existing assets	Fuel storage facility (partially constructed)	Rights to gasifier; E-Gas™ license; approximately 50 million ton coal reserve	Licensed gasifier and existing gasification infrastructure	—	402 million ton coal reserve

Projected cost	$1.01 billion	$280 million	$860 million	$1.2 billion	$1.5 billion

Main products	SNG, power	SNG	SG, SNG, power	SNG	SNG

Expected capacity SNG (BCF per year)	26	14	23	182	182

Expected capacity power (MW net)	540	—	400	—	—

Gasification technology	Entrained flow	Entrained flow	Fixed bed	Fixed bed	Fixed bed

Main feedstock	Petcoke or coal	Coal	Coal and other renewables	Coal	Coal

	Lima Energy IGCC	Wabash SNG Export	Westfield (Gasification and IGCC)	Lima GGU	Johnson GGU

Offtake partner	The Procter & Gamble Paper Products Company; other offtake arrangements may be negotiated	Eagle Energy Partners I, L.P.	To be determined	To be determined	To be determined

Construction permit status	Complete; air permit modification to be pursued	Applications being developed	Section 36 consent together with deemed planning permission obtained; others in process	Permit application process expected to commence in Q1 2008	Permit application process expected to commence in Q3 or Q4 2008

Expected construction start date	Preliminary construction began in October 2005; restart of construction expected to begin in Q4 2007 once financing is complete	Q4 2007	Q4 2007 (first phase)	To be determined	To be determined

Expected first commercial operation date	Q4 2010	Q1 2010	Q3 2008 (for first gasification project) Q2 2010 (for second gasification project and electric project)	To be determined	To be determined

☐ Facilities currently in advanced development

☐ Facilities in preliminary development

Lima project

Overview.    The Lima project is being designed to produce 540 MW net of electricity, 26 BCF per year of SNG and six million SCF per day of hydrogen. The project is also expected to produce synthetic aggregate and sulfur as normal byproducts of the gasification process. The Lima project is located on 63 acres adjacent to a petrochemical complex in Lima, Ohio. The project will consist of three operating gasifiers and one connected spare gasifier. We expect that approximately half the gasification capacity will produce SG for use as fuel by the combustion turbines for power production while the remaining half of gasification capacity will produce SG that will be converted into pipeline quality SNG and hydrogen products. The facility is to be constructed on two tracts of land which we expect to be purchased by our subsidiary, Lima Energy Company

(Lima Energy), from the City of Lima at the time of the closing of the anticipated debt financing for the Lima project for total cash consideration of $1.5 million, plus certain subordinated economic development payments of up to $5 million per year over twenty years.

Engineering, procurement and construction.    Gasification Engineering Corporation, our wholly owned engineering and operations subsidiary (GEC), has entered into an EPC agreement with Lima Energy to provide the main EPC contractor services for the Lima project. GEC has entered into an EPC agreement with Industrial Construction Company (ICC), pursuant to which ICC will provide general contracting services to construct the Lima facility. Lima Energy has also entered into a contract (the R&S contract) with Roberts & Schaefer Company (R&S) to design, build and install the solid material handling systems for the Lima project, which will include a rail car unloading and conveyor transfer station, a 75,000-ton fuel storage building and solid material handling systems for synthetic aggregate. As part of its general contractor role, ICC has agreed to assist in the administration of the R&S contract, as well as to provide construction services for the materials supplied by R&S. In addition, Sega, Inc., an engineering subcontractor to ICC, has agreed to be responsible for the power island design, total plant integration and balance of plant design, including general arrangement, as well as coordination of procurement and scheduling activities. In addition, SSOE, Inc., another engineering subcontractor to ICC, has agreed to design gas purification and processing, the SNG system and the hydrogen system, and is expected to be responsible for piping design. There are other agreements in place or contemplated between Lima Energy and us and various third parties, including the City of Lima, in connection with the Lima project. These agreements or proposed agreements will cover services such as the provision of process and potable water to the project, the electrical interconnection of the facility to regional electric transmission lines owned by Ohio Power Company and operated by PJM Interconnection (PJM), a regional transmission operator, and fuel supply management.

Gasification technology.    The Lima facility is being designed to use multiple entrained flow gasifiers based upon E-Gas™ technology under our license with ConocoPhillips. ConocoPhillips has agreed to provide process guarantees on the output and efficiency of the gasification system and will be responsible for completing a process design package which will provide heat and material balances, water balance, process flow diagrams, performance, equipment lists and system description for the gasification system.

Feedstock.    The Lima facility is being designed and permitted to use either petcoke or coal as feedstock for its gasifiers. If Oxbow completes its $10 million investment in Lima Energy as described below under “—Strategic alliances,” we will enter into a fuel management and supply agreement with Oxbow under which Oxbow will agree to supply all of the petcoke and coal to be utilized as feedstock in the Lima facility.

Offtake arrangements.    Our offtake strategy for the Lima facility is to enter into long-term agreements sufficient to support the project’s financing requirements and evaluate a variety of arrangements for the balance of the project’s production with wholesale and industrial customers. We may also evaluate the opportunity to develop retail sales capability to individual customers.

Lima Energy has executed a ten-year SNG purchase and sale agreement with The Procter & Gamble Paper Products Company (P&G), a subsidiary of The Procter & Gamble Company, for six million MMBtu of annual SNG production at an initial fixed contract price, subject to P&G’s right to change the fixed contract price to a floating price in certain circumstances. The terms of the agreement provide for increased annual sales under certain operating conditions. The agreement will continue in effect for a period ending on the date that is ten years from the earlier of the commercial operation date of the Lima facility and June 30, 2010. If the commercial operation date is prior to January 1, 2010, the agreement is deemed to be effective on January 1, 2010. P&G may terminate the agreement if the commercial operation date is delayed for more than 365 consecutive days following January 1, 2010. Furthermore, P&G may terminate the agreement if it has not been able to obtain rights to firm transportation service on gas pipelines as necessary to transport gas to its facilities by September 30, 2008. The obligations of Lima Energy and P&G under this agreement are conditional upon the closing of the financing for the Lima project on or before a fixed date and either party can terminate the agreement upon ten business days’ notice if the closing of the financing has not occurred on or before that date. If the closing of the financing has not occurred on or before that date and the agreement is terminated, in the event that the financing closes by a later fixed date, P&G has the option to reinstate the agreement, subject to changes in the commercial operation date of the Lima facility. In addition, P&G can terminate the agreement if, subject to certain exceptions, as of the end of any contract year, the aggregate quantity of scheduled SNG sold and delivered by us during such contract year is less than three million MMBtu. The amount of SNG covered by this agreement is expected to account for approximately one-third of the Lima facility’s daily SNG production.

We may negotiate with other potential electric and SNG customers for the Lima facility’s remaining SNG and electricity production. We expect that any further contractual commitments will be entered into to support the debt service requirements of the project’s lenders while preserving the opportunity for Lima Energy to capture potential additional revenue, if any, in the short-term wholesale energy market.

As a result of deregulation initiatives in Ohio, retail electricity and natural gas markets are currently deregulated under Ohio law, and alternative suppliers are allowed to compete with local utilities to sell electricity and gas supply to consumers. We believe that this residential choice program may provide additional revenue opportunities at the Lima project as compared to fixed price offtake arrangements at the wholesale prices. In order to participate in the Ohio retail choice program, we would need to develop a new sales and marketing staff.

Interconnection agreements.    We expect to enter into interconnect agreements with the Columbia Gas Transmission Corporation (CGTC) to deliver the SNG output to the CGTC system for transportation to customers in the eastern United States and to receive natural gas required for facility start-up or as a back-up fuel for power generation. We expect that the plant will be connected to the electrical grid operated by PJM at a nearby substation and that the plant’s electricity output will be delivered to PJM.

CO2 capture.    The Lima facility is being designed to allow us to separate and isolate CO2 produced in the methanation process. Further investment and engineering work will be required to capture the benefits of any sequestration projects or enhanced oil recovery (EOR).

Projected cost.    The project costs for the Lima project are expected to be approximately $1.01 billion. Of this amount, approximately $800 million represents the price of the EPC agreement between GEC and Lima Energy pursuant to which GEC will provide main EPC contractor services for the Lima project, and approximately $29 million represents the R&S contract. As described above, under “—Engineering, procurement and construction,” GEC has entered into a fixed price EPC agreement with ICC with a total contract price of approximately $575 million. The difference between the $800 million price of the main EPC contract between Lima Energy and GEC and the $575 million price of the additional EPC contract between GEC and

ICC represents a reserve of approximately $225 million established to cover change orders, cost overruns and other unanticipated expenditures in connection with the construction and development of the Lima project. The EPC contract between GEC and ICC also provides that ICC has the right to revise the fixed price of the contract after the first 90 days from full notice to proceed based on ICC’s intention to complete 25% of the engineering in that time frame. At the end of the initial 90-day engineering period, ICC can submit a change order to increase the construction price by an amount of up to $86 million, which would be deducted from this $225 million project reserve, leaving approximately $139 million of the reserve for use by GEC. The remaining portion of this reserve will provide contingent funds to be used to cover cost overruns and other unanticipated expenditures to the extent all other ICC funds, including retention and performance bonds, have been used up.

Financing.    We intend to finance the entire cost of this project through an appropriate mix of equity and debt, primarily project-specific non-recourse debt. We anticipate maximizing the use of project-specific non-recourse debt and using the assets of the Lima project to secure such debt. We expect that the equity component of the financing necessary for the Lima project will be $     million, $     million of which will be satisfied using a portion of the proceeds of this offering.

Status of construction permits.    We have obtained all of the necessary permits, including the air permit, power siting certificate and interconnect agreement, needed to begin construction of the Lima facility. The Lima facility will pre-treat any waste-water into the City of Lima publicly owned treatment works and will not require a National Pollutant Discharge Elimination System permit. As described elsewhere in this prospectus, we plan to pursue a modification to the air permit for the facility to include planned changes to the design of the Lima Energy IGCC project, which modifications will open the permit for review and comment by the public and the U.S. Environmental Protection Agency before it is finalized.

Principal additional actions necessary prior to commencement of commercial operation.    Prior to commencing commercial operations at the Lima project, we will need to, among other things, close with the City of Lima on our subsidiary’s purchase of the land on which the facility will be constructed, modify our existing air permit, apply for certain environmental and other permits both prior to and after startup and testing, modify our existing power siting certificate and acquire easement rights for and finalize the interconnection agreement for the natural gas supply line from Columbia Gas Transmission Company and the power interconnection agreement previously signed with American Electric Power that is being incorporated into the new PJM interconnection agreement.

Expected first commercial operation date.    ICC began field construction work on the Lima project in October 2005 and expect to restart construction once full financing is in place, which we anticipate will be in the fourth quarter of 2007. We expect the facility to begin commercial operations in the fourth quarter of 2010.

Wabash SNG Export project at the Wabash River facility

At the Wabash River facility, we have the right to expand and begin commercial operation of an existing gasifier to produce pipeline quality SNG. The Wabash River facility currently has two gasifiers, one of which, an IGCC gasifier, is fully committed for use by Wabash Valley Power Association (WVPA), our joint venture partner at the facility, as described below. The second gasifier will be committed to the Wabash SNG Export project. From 2000 through January 2005, we solely owned and operated the facility through our wholly owned subsidiary, Wabash River Energy, Ltd. (WRE).

Joint venture with WVPA.    The Wabash River facility, at which Wabash SNG Export will be developed, is currently a 262 MW net IGCC facility located in West Terre Haute, Indiana that is presently owned and operated by SG Solutions LLC (SG Solutions), a joint venture equally owned by us and WVPA. The facility is located on property leased by SG Solutions from Duke Energy and is currently producing SG for electric power production for the benefit of WVPA. Under the operating agreement of SG Solutions, WVPA receives profits attributable to the gasifier in operation. We do not share in any profits or losses of SG Solutions but are guaranteed a dividend payment of $1.3 million to $2.6 million annually depending on whether the gasifier meets a certain annual availability threshold. This payment may be suspended if the gasifier fails to operate for a period of more than 90 consecutive days and will not resume until the gasifier restarts production. Furthermore, in the event that funds have been advanced to us, our dividend payment will be offset against such advance plus interest at an annual rate of six percent. Management of SG Solutions may also establish an opportunity to receive an additional bonus payment based on performance in the prior year and will have final approval of any such payment. We have two representatives on SG Solutions’ five-member Management Board.

In the event of liquidation of SG Solutions, WVPA will act as liquidator and is required to liquidate the assets of the joint venture and make final distributions following a predetermined order of priority. Liquidated value will first be utilized to pay any outstanding debts and liabilities of SG Solutions and to create any reserves which may be necessary for the payment of contingent or unforeseen liabilities related to the closing of the facility. Once completed, WVPA has the right to 100% of the cumulative operating profits not previously distributed. Finally, any remaining proceeds are returned to WVPA and us in the proportion of each member’s original investment after taking into account any loans SG Solutions has made to either WVPA or us.

Overview.    The Wabash River facility is one of the first commercial IGCC facilities in the U.S. The facility has two gasifiers, only one of which is in operation at any particular time. Although SG Solutions will own the second gasifier, we have rights to renovate and begin commercial operation of that gasifier for our benefit.

The following table shows the cost of operations and maintenance (O&M), excluding fuel and power for the site load, which is supplied from the associated generating station, as well as the reliability for each year from 2000 through 2003. Reliability is a measure of unscheduled outages and is equal to 100% minus the forced outage rate. The facility did not run for the full year in 2004 due to an extended outage related to the gasifier refractory and due to the scheduled conclusion of the commercial offtake agreement in place at that time.

	2000	2001	2002	2003

O&M cost	$18,655,000	$17,095,100	$10,015,700	$12,396,700
Reliability	89.5%	91.9%	91.5%	88.3%

We intend to renovate and expand the Wabash River facility to enable the production of SNG using the second gasifier. Following this proposed renovation and expansion, the second gasifier will continue to be owned by SG Solutions, although we will receive all of the income attributable to this gasifier. Producing pipeline quality SNG using the second gasifier will require additional upstream and downstream equipment and infrastructure at the site, including an air separation unit, a gas treatment process to remove sulfur, a water-gas-shift process to maximize methane production and a methanation process to convert SG into SNG. All of this additional equipment will be owned by us. The Wabash River facility is located on land owned by Duke Energy and leased to SG Solutions. As a result, we expect to enter into a common facilities agreement to provide for access to the second gasifier and the use and sharing of certain common facilities, subject to there being sufficient available space upon the premises and the ability to interconnect with the first gasifier and use such common facilities without impeding or impairing the production of SG from the first gasifier. The lease between Duke Energy and SG Solutions expires in 2018. When the Wabash River project commences operations, we expect to staff operation of the second gasifier with our own employees.

Engineering, procurement and construction.    Under a “fast-track” EPC contract between us and SS&W, SS&W began the engineering and design work on the Wabash River project under a general services arrangement on a time and materials contract basis. In contrast to a fixed price EPC contract, a “fast-track” EPC contract is one which enables a general contractor to commence work on a project with no set price agreed upon for the project in advance. A “fast-track” EPC contract therefore leaves the party contracting with the general contractor more exposed to potential cost overruns than in a fixed price EPC contract. A party which initially hires a general contractor on a “fast-track” basis can typically convert the EPC contract to a fixed price EPC contract for a fee at any time during the construction of the project, but the earlier it does so, the higher the fee, as the general contractor seeks to build in a risk premium as a result of the conversion. Under our “fast-track” EPC contract with SS&W, we may convert from the time and materials basis to a fixed price contract.

Gasification technology.    The second gasifier will use an entrained flow gasifier based upon E-Gas™ technology under our license with ConocoPhillips.

Feedstock.    When the second gasifier becomes operational, we plan to use coal from our own Indiana coal reserves (approximately 50 million tons) located in Vigo County, Indiana, approximately two miles from the facility, to produce pipeline quality SNG. The second gasifier will also be able to use petcoke as a feedstock if necessary. We intend to negotiate with companies with existing mining know-how and operations to provide mine development and coal extraction services, as well as mine-mouth slurry preparation and slurry pipeline operation. In addition to the coal slurry pipeline, we anticipate that Wabash SNG Export will be able to receive coal or petcoke feedstock directly by rail. Our Indiana coal reserves represent approximately a 50-year supply of feedstock based on the current project design of Wabash SNG Export.

Offtake arrangements.    SNG Export LLC, our wholly owned subsidiary has executed an SNG purchase and sale contract with Eagle Energy Partners I, L.P. (Eagle). Under the terms of this agreement, Eagle will purchase all of the SNG produced by the expansion project (anticipated to be 14 BCF per year) at market index prices. The SNG will be delivered into the Midwestern Gas Transmission Pipeline system. The term of the agreement is ten years from commercial operation and SNG Export has the ability to adjust volumes delivered to Eagle under the agreement on a daily basis. Either Eagle or SNG Export may terminate the agreement if commercial operation has not begun on September 1, 2010. The obligations of SNG Export and Eagle under this agreement are conditional upon the closing of the financing for the expansion project on or before August 31, 2007 and SNG Export’s acceptance and execution of a firm transportation agreement with Midwestern Gas Transmission prior to February 1, 2008. If the closing does not occur prior to August 31, 2007 but does occur prior to November 30, 2007, Eagle may reinstate the agreement.

CO2 capture.    The Wabash River project is being designed to allow us to separate and isolate CO2 produced in the methanation process. Further investment and engineering work will be required to capture the benefits of any sequestration projects or EOR.

Projected cost.    The project costs for the Wabash River project are expected to be approximately $280 million. We do not currently have any fixed price contracts in place or any design work completed. Because the offtake contract with Eagle is based upon Eagle purchasing SNG produced by Wabash SNG Export at market index prices, we anticipate entering into a hedge to protect our exposure. The cost of the hedge will add to the project costs for this project.

Financing.    We intend to finance the entire cost of this project through an appropriate mix of equity and debt, primarily project-specific non-recourse debt. We anticipate maximizing the use of project-specific non-recourse debt and using the assets of the Wabash SNG Export project to secure such debt. We expect that the equity component of the financing necessary for the Wabash SNG Export project will be $     million, $     million of which will be satisfied using a portion of the proceeds of this offering and a portion of which may be satisfied by contributing the assets of WRE’s ownership interest in SG Solutions. This contribution would require the consent of WVPA pursuant to the operating agreement of SG Solutions.

Status of construction permits.    Necessary permits for the project, including an air quality permit and state approvals for the slurry pipeline, will be applied for and developed once funding and negotiations are complete.

Principal additional actions necessary prior to commencement of commercial operation.    Prior to commencing commercial operations at the Wabash River project, we will need to, among other things, obtain an air permit and other permits, negotiate a detailed common facilities agreement relating to use of land, use of additional water supply from the Wabash river and other matters, negotiate a lease for the SNG product line to cross the adjacent property of a third party and finalize negotiation with Midwestern Gas Transmission for the interconnection into its pipeline. We will also need to hire and train new employees to work at the facility.

Expected first commercial operation date.    We currently expect to begin construction work on the expansion project in the fourth quarter of 2007 and for the second gasifier to begin commercial operations in the first quarter of 2010.

Westfield

Overview.    The Westfield facility is a gasification and electric generating facility located in Fife, Scotland. We own the two gasifiers located at the site through Global Energy Europe Limited (Global Energy Europe), our 76% owned subsidiary, and Fife Energy Ltd. (Fife Energy), Global Energy Europe’s wholly owned subsidiary. Scottish and Southern Energy (SSE), a Scottish energy company, owns the 120 MW net turbine located within the site. The gasifiers are currently not operating and the generator is being supplied by pipeline natural gas from wholesale gas suppliers in the area.

We originally acquired the Westfield Development Centre through Fife Energy from British Gas plc in 1995, including all plant equipment and technical licenses. During our ownership, we managed the design and installation of a GE Frame 6A combustion turbine configured for operation on both natural gas and SG to facilitate the anticipated IGCC operation. We initially operated the Westfield facility on natural gas as the first independent power station in the then newly deregulated British electricity market. The dramatic downturn in the U.K. electricity market ultimately affected the economic viability of the power station and, in 2004, the existing 120 MW net power island was transferred to SSE.

The existing gasifier at Westfield was last in operation in 1992. We plan to restart operations at Westfield in two phases consisting of two gasification projects and one electric project. In the first phase, we have begun a portion of the design work necessary to recommission the existing 200 metric ton per day (tpd) high pressure fixed bed slagging gasifier together with new related equipment and site services. We expect that the gasifier would provide fuel to the 120 MW net gas turbine combined cycle unit at the Westfield site. The second phase provides for increasing gasification capacity at Westfield with the addition of seven fixed bed slagging gasifiers utilizing feedstock which qualifies for ROCs to produce approximately 3,671 MMBtu per hour of SG. We also plan to construct a new 400 MW net IGCC facility, with the installation of a GE 9FA turbine which will be fueled by the SG produced by the increased gasification capacity resulting from the second phase of our gasification project. Each of the three projects will be designed to qualify for or benefit from ROCs by converting renewable fuels such as sludge powder, RDF and wood, in pellet or briquette form, into SG for use in power generation and production of SNG.

Engineering, procurement and construction.    In connection with the two gasification projects and the electric generation project, we will install various new equipment at Westfield, including an air separation unit and an acid gas treating process to remove most sulfur compounds and help ensure that the SNG will meet pipeline standards for existing natural gas. Under a “fast-track” EPC contract between Fife Energy and SS&W covering all three projects, SS&W began engineering and design work under a general services arrangement for time and materials. Fife Energy may agree with SS&W to convert this to a fixed price EPC contract. This is the same type of “fast-track” EPC contract as the one we entered into with SS&W in connection with Wabash SNG Export.

Gasification technology.    The two Westfield gasification projects will use fixed bed gasification technology licensed from Advantica (formerly known as British Gas) in order to take advantage of renewable feedstock and qualify for ROCs.

Feedstock.    The two Westfield gasification projects are permitted to utilize coal and/or a mixture of coal and feedstocks, such as RDF, which are eligible for ROCs. We currently expect to purchase the coal for the Westfield project under long-term contracts with suppliers to be identified at a later stage in the expansion process. We expect to negotiate with multiple coal suppliers to supply the coal required for the Westfield project. Electric power to the project will be supplied from the power grid by SSE.

Offtake arrangements.    Our offtake strategy for the Westfield project is to enter into arrangements with wholesale and industrial users. Currently, no firm offtake arrangements have been established. However, we expect to negotiate a long-term purchase and sale agreement with a suitable offtake party for both the electric power output and the output of SG or SNG from the Westfield project.

CO2 capture.    The Westfield project is being designed to allow us to separate and isolate CO2 produced in the methanation process. Further investment and engineering work will be required to capture the benefits of any sequestration projects or EOR.

Projected cost.    The project costs for the project to be carried out pursuant to the first and second gasification phases and the electric project are expected to be approximately $31 million, $520 million and $315 million, respectively.

Financing.    We intend to finance the entire cost of this project through an appropriate mix of equity and debt, primarily project-specific non-recourse debt. We anticipate maximizing the use of project-specific non-recourse debt and using the assets of the Westfield project to secure such debt.

We expect that the equity component of the financing necessary for the Westfield project will be $         million, $         million of which will be satisfied by using a portion of the proceeds of this offering and a portion of which may be satisfied by contributing the assets of the Westfield project.

Status of construction permits.    We have obtained a Section 36 consent together with deemed planning permission (a consent required under the Electricity Act of 1989 to permit construction of an electricity generation station following review and approval by the Scottish Ministers) for the electric applications for other construction permits are in process.

Principal additional actions necessary prior to commencement of commercial operation.    Prior to commencing commercial operations at the Westfield project, we will need to, among other things, obtain an operating permit from the Scottish Environmental Protection Agency (SEPA) and enter into an agreement with SSE for interconnection arrangements for both the SNG and electricity to be produced. We will also need to hire and train new employees to work at the facility.

Expected first commercial operation date.    We currently expect that the two gasification projects will begin commercial operations following completion of the first and second phases in the third quarter of 2008 and the second quarter of 2010, respectively, and that the electric project will begin commercial operations in the second quarter of 2010.

Additional projects

Following the completion of our Lima, Wabash SNG Export and Westfield projects, we intend to complete the development and construction of the following additional projects:

GGU projects

In the longer term, we are developing two Global Gas Unit (GGU) projects: the Lima GGU project and the Johnson GGU project. GGU projects focus on large scale SNG production and operate using larger scale facilities than traditional gasification facilities. As a result, GGU facilities produce a greater output and we believe they will be more cost-efficient than traditional gasification facilities.

Lima GGU project.    While the Lima facility is under construction, we expect to complete the design of a second gasification facility, also in the Lima, Ohio area, at a location to be identified in the future, which we refer to as the Lima GGU project. We expect that this facility would be dedicated to the production of pipeline quality SNG. We expect that the fuel supply for the project expansion would come from Ohio coal suppliers and possibly Oxbow. We anticipate that site selection and acquisition and initial permitting activities will commence in early 2008. The project costs for the Lima GGU project are expected to be approximately $1.2 billion. The Lima GGU project is being designed to produce 182 BCF of SNG per year.

Johnson GGU project.    In October 2005 and February 2007, we acquired a 402 million ton coal reserve in Johnson County, Wyoming through the assignment to us of several leases initially granted by the State of Wyoming to the Stoltz parties, as described below under “—Coal assets”. These leases expire in 2015, subject to modification and to earlier termination for failure to meet diligent development requirements. Pursuant to Wyoming law, we have the exclusive right to renew the Wyoming coal leases for successive 10 year terms, subject to the satisfaction of certain conditions, including compliance with the terms of the lease agreements and continued

production of coal from the leased lands or good faith development of the leased lands. We believe that the location of these coal reserves lends itself to the development of a gasification facility to be located adjacent to these reserves. We refer to this proposed mine-mouth facility as the Johnson GGU project. Based on current project design, the 402 million tons of coal represent approximately a 20-year supply if used as feedstock at the Johnson GGU project. We expect that the Johnson GGU project will produce pipeline quality SNG for export into an existing natural gas pipeline in reasonable proximity to the mine. We anticipate that site selection and acquisition and initial permitting activities will commence in late 2008. The project costs for the Johnson GGU project are expected to be approximately $1.5 billion. The Johnson GGU project is being designed to produce192 BCF of SNG per year.

Kentucky Pioneer Energy project

In February 1999, we formed Kentucky Pioneer Energy LLC (Kentucky Pioneer Energy) and in November 1999 we were awarded a $78 million grant from the U.S. Department of Energy (DOE) to construct an IGCC facility in Kentucky. In 2001, we received an air permit with authority to construct this project. This project was initially intended as an IGCC project in cooperation with the East Kentucky Power Cooperative but was suspended. Although the project is currently inactive, we retain the rights to the project and may recommence development efforts and re-apply for permits previously obtained in connection with its proposed construction and development at an appropriate time in the future.

Coal assets

We currently have access to significant coal assets for use in our contemplated projects. We currently have mineral rights to approximately 452 million tons of proven and probable recoverable coal reserves in Wyoming and Indiana, which, on a Btu basis, are approximately 1.3 billion barrels of oil equivalent (BOE). Recoverable reserves include only saleable coal and do not include coal which would remain unextracted. To date, no coal has been mined from either location.

The Indiana coal reserves are located in Fayette Township, Vigo County, in southwestern Indiana within approximately two miles of the Wabash River facility and are part of the Illinois Basin of coal deposits. We purchased the Indiana coal reserves from Midwest Minerals, Inc. (Midwest Minerals) in January 2004 pursuant to a fuel reserve agreement with Midwest Minerals. When we acquired these rights, they were subject to overriding royalty interests in favor of various third parties. As a result, such third parties are entitled to royalty payments from us in varying amounts. We anticipate that the Indiana coal reserves will be mined using underground mining methods, utilizing the services of Midwest Mining Inc. (Midwest Mining) or one of its affiliates at agreed-upon rates. We have committed to enter into a mining lease with an affiliate of Midwest Mining for the purpose of mining the coal to be supplied pursuant to our coal supply agreement with Midwest Mining. When the Wabash SNG Export project becomes operational, we plan to use coal from the Indiana coal reserves to produce pipeline quality SNG. We have the right to receive 50 million tons of coal pursuant to our coal supply agreement with Midwest Mining. The 50 million tons of coal represent approximately a 50-year supply of feedstock based on the current project design of Wabash SNG Export.

The Wyoming coal reserves are located in Johnson County, in eastern Wyoming, part of the Powder River Basin coal production region. The Wyoming coal reserves represent approximately 402 million tons of proven and probable coal reserves on 8,640 acres of coal land leased from the state of Wyoming through several leases assigned to us in initially in October 2005 and then subsequently in February 2007. These leases expire in 2015, subject to renewal. Pursuant to Wyoming law, we have the exclusive right to renew the Wyoming coal leases for successive 10 year terms, subject to the satisfaction of certain conditions, including compliance with the terms of the lease agreements and continued production of coal from the leased lands or good faith development of the leased lands. The leases provide for the payment of a 5% and 12.5% royalty to the successors-in-interest of the assignor (the Stoltz parties) and to the State of Wyoming, respectively, based on the percentage of the gross sales price of the mined coal. The leases are further subject to overriding royalty interests in favor of third parties in varying amounts and payable by us. Under the transaction agreements executed in connection with the assignments of the leases in February 2007, our retention of the rights to the Wyoming coal reserves through 2015 is dependent upon the closing of an initial public offering of our shares of common stock on or before July 31, 2007 or, in the alternative, upon a payment of $50 million from us to the Stoltz parties on or before July 31, 2007. On May 31, 2007, the date for the closing of our initial public offering was extended until October 31, 2007. Based on independent engineering reports, the proven and probable Wyoming coal reserves represent low sulfur and low Btu per-pound coal. We anticipate that the Wyoming coal reserves will be mined using surface mining methods and under our current mining plans, all reported leased reserves will be mined within the period of the lease or within the time period of expected lease renewals. Based on current project design, the 402 million tons of coal represent approximately a 20-year supply if used as feedstock at the Johnson GGU project.

Permits from applicable state regulatory authorities are required before the mining of any particular coal reserves can commence. Applications for permits require extensive engineering and data analysis and presentation, and must address a variety of environmental, health and safety matters associated with a proposed mining operation. These matters include the manner and sequencing of coal extraction, the storage, use and disposal of waste and other substances and other impacts on the environment, the construction of overburden fills and water containment areas and reclamation of the area after coal extraction. We anticipate beginning the preparation of applications for permits for areas that we intend to mine as early as three years prior to their expected issuance date. We currently plan to hire a professional mining company to mine our coal reserves.

Our reported coal reserves are those that could be economically and legally extracted or produced at the time of their determination. In determining whether our reserves meet this standard, we take into account, among other things, our potential inability to obtain a mining permit, the possible necessity of revising a mining plan, changes in estimated future costs, changes in future cash flows caused by changes in costs required to be incurred to meet regulatory requirements and obtaining mining permits, variations in quantity and quality of coal, and varying levels of demand and their effects on selling prices. We are not currently aware of matters which would significantly hinder our ability to obtain future mining permits or governmental approvals with respect to our reserves.

Construction strategy

As part of our construction strategy, depending upon the circumstances and the economics of a particular project, we may choose to use our subsidiary Gasification Engineering Corporation (GEC) or a third party as our main EPC contractor.

Use GEC as our main EPC contractor.    If we elect to choose GEC, our wholly-owned engineering and operations subsidiary, GEC would act as our main EPC contractor with respect to EPC arrangements and hire a third-party general contractor who will retain subcontractors for additional EPC services and other services. This approach would allow us to manage the EPC services ourselves, thereby giving us greater control over the expenditures associated with a project. We expect this approach will result in lower project costs, but at the same time would also increase our exposure to potential cost escalation at a project. In these circumstances, we or a third-party would act as main EPC contractor for such schedule or performance guarantees or for the payment of liquidated damages and would be effectively placed in the position of providing the overall guarantees for the project.

For example, in connection with the construction of the Lima project, GEC entered into an EPC contract with Lima Energy to provide EPC contractor services to the project. GEC acts as the main EPC contractor responsible for building and testing the project and training the operators of the project. GEC in turn has entered into an EPC agreement with ICC, as general contractor, who will assume day-to-day execution and implementation of the project, provide certain construction services and hire additional, separate subcontractors. Where we elect to use GEC to act as our main EPC contractor, we must typically provide certain performance guarantees and maintain a separate reserve as a backup to our own or a third-party general contractor’s (ICC in the case of the Lima project) performance guarantees and are also obligated to pay liquidated damages to the project company up to a specified amount in the event that such guarantees are not met.

Engage a third party to act as our main EPC contractor.    A third-party EPC contractor would serve as general contractor either through a fixed-price or “fast-track” EPC contract:

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In a fixed-price EPC contract, the customary contract structure utilized in the power generation sector, the contractor fixes the price of the project at onset, effectively eliminating the customer’s risk of cost escalation throughout the project’s development and construction.

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In a “fast track” EPC contract, the contractor initiates work on the project on a time and materials basis until the customer elects to convert to a fixed-price structure, upon which the contractor fixes the price of the project for the duration of development and construction. The customer incurs the risk of cost escalation during the time and materials portion of the contract and transfers that risk to the contractor upon the conversion to a fixed-price structure.

We expect either of these approaches allow us to rely on the experience of an established main EPC contractor to provide greater performance and project cost certainty, but will increase the capital expenditures at a project.

At Wabash SNG Export and Westfield, we have entered into “fast-track” EPC contracts, or general services arrangements, with SS&W to act as main EPC contractor and to engage third-party subcontractors. SS&W will, at our election, fix the price of the project. SS&W will provide certain performance guarantees and will be obligated to pay liquidated damages to us up to a specified amount in the event that such performance guarantees are not met. This approach will allow us to rely on the experience of SS&W, an established main EPC contractor, and decrease the risk of cost overruns born by us, while at the same time may increase capital expenditures at the projects.

We believe it will be advantageous to use GEC as our main contractor at future projects instead of engaging a third-party EPC contractor. We believe the potential for cost savings attained by engaging GEC outweighs the reduction in performance and project cost certainty attained by engaging a third-party EPC contractor by allowing us to apply our development and construction expertise.

Strategic alliances

Overview

As part of our business strategy, we seek to enter into strategic alliances with third parties in various areas, including preferred provider arrangements for goods, EPC and other services for our projects and marketing. We believe that these alliances will create synergies and enable us to implement our business plan in an efficient and cost-effective manner. A description of our principal strategic alliances is set forth below.

Strategic alliance with Oxbow Carbon & Minerals LLC.    We have entered into a strategic alliance agreement with Oxbow Carbon & Minerals LLC which provides for the formation of a strategic alliance between Oxbow and us under which each party will be the other party’s preferred supplier of certain goods and services. Oxbow will be our preferred supplier of petcoke, coal, coal fines, gob or waste coal products to gasification projects owned or controlled by us. We will in turn be the preferred supplier of services with responsibility for selecting and implementing gasification technology for petroleum coke gasification projects majority owned or controlled by Oxbow, and the preferred gasification project operator for petcoke gasification projects at sites majority owned or controlled by Oxbow. The obligations of each party are subject to mutual agreement on the schedule, pricing, financing, economics and other terms and conditions to any such project. The agreement will expire on December 21, 2017 (taking into account the initial term of five years and automatic renewal for an additional five years) unless earlier terminated.

The agreement also contemplates that Oxbow will make an investment of $10 million in Lima Energy as consideration for obtaining the fuel management and supply agreement for the Lima facility described below and certain other revenues and benefits specified in the agreement. The investment is subject to several contingencies, including Oxbow’s obtaining the consent of its existing lenders under outstanding financings, our securing one or more firm written commitments for at least $217 million of equity funding for the Lima facility, and our providing evidence satisfactory to Oxbow that we have secured the right to purchase the site for the Lima facility from the City of Lima for a purchase price of $1.5 million plus certain subordinated economic development payments of up to $5 million per year over twenty years as presently contemplated. If Oxbow completes its investment in Lima Energy, it will receive 4% of the Lima facility’s pre-tax project cash flow after debt service and operation and maintenance expenses, subject to satisfaction of the same lender covenants which will apply to distributions to equity investors in the Lima facility. In addition, Oxbow will receive 2% of those non-operation and maintenance revenues of GEC related to the Lima facility and will have a seat on the board of directors of GEC or any subsidiary or affiliate of GEC which is responsible for the engineering, procurement and construction contract for the Lima facility.

Finally, in the event the investment is completed, Oxbow will enter into a fuel management and supply agreement with us for all fuel to be utilized by the Lima facility. Under the fuel management and supply agreement, Oxbow will manage all petcoke and coal supply and logistics for the Lima facility. In addition, (a) Oxbow will be paid a management fee of $1 million per year, irrespective of actual coal or petroleum coke use by the Lima facility, (b) Oxbow will, as fuel supply manager, receive a base commission of $0.12 per MMBtu consumed by the Lima facility, independent of fuel type, and as an incentive to obtain the lowest cost of fuel, (c) Lima Energy would receive 2/3 of any cost savings below $1.07 per MMBtu delivered to the Lima facility, increasing each year beginning in 2009 in accordance with increases in the Consumer Price Index (CPI), and Oxbow would receive 1/3 of any such cost savings, and (d) we may provide up to 10% of the annual fuel requirements of the Lima facility from renewable sources, with Oxbow receiving the same commission on a per-Btu basis on any such fuel supplied by us.

If Oxbow funds its investment in Lima Energy and either or both of the following occur: (a) equity funding for the Lima facility is not closed on or before December 15, 2007, or (b) there is a delay of twelve months or more in meeting any agreed-upon project milestones, Oxbow will have the right to take over the development and management of the Lima facility, provided that the Lima facility fuel supply arrangements shall continue to be managed as set forth in the fuel management and supply agreement.

In connection with this agreement, Oxbow purchased 25,000 shares of our common stock for a price of $5 million. We agreed to issue additional shares of our common stock to Oxbow if, on or prior to the earlier of December 31, 2007 and the date on which we complete an initial public offering of our common stock, we issue shares of common stock (or securities convertible to common stock) at a price of less than $200 per share. In such an event, we must issue to Oxbow additional shares of common stock such that the adjusted per-share price for Oxbow’s shares will be no greater than the lowest price paid by any subsequent purchaser of its shares. This price protection provision extends to and includes the offering price pursuant to an initial public offering by us.

During the term of the strategic alliance agreement and for so long as Oxbow continues to own at least 15,000 shares of our common stock (as adjusted to reflect any subsequent stock splits), Oxbow will have a seat on our board of directors.

Strategic alliance with Shaw/Stone & Webster Ltd.    We have entered into a strategic alliance agreement with Shaw/Stone & Webster Ltd., pursuant to which SS&W has been designated as a worldwide preferred EPC services and pipes/vessels provider to our projects, and we have agreed to select SS&W and/or its affiliated companies for the supply of major piping and pressure vessels at the Lima facility, as well as the expansions at the Wabash and Westfield facilities. In addition, we have agreed to collaborate with SS&W on the further development, commercialization, and licensing of GENV gasification technology, which is a fixed bed technology owned by GENV, a company in which our President and Chief Executive Officer is the principal shareholder, initially focusing on our projects and our GGU design, and for the negotiation of a technology collaboration agreement covering the development, commercialization and licensing activities related to GENV gasification technology contemplated in the agreement. As a result of this alliance, we and SS&W have agreed to develop a master procurement agreement covering the provision by SS&W of piping systems and pressure vessels to our projects. Pursuant to the alliance agreement, we also agreed to advance the “fast-track” Wabash and Westfield EPC contracts with SS&W to completion. Upon completion of the performance test at any of the Lima, Westfield or Wabash SNG Export projects, SS&W may elect to receive the final balance due, up to an aggregate of $25 million for all three projects, for SS&W equipment and/or services as shares of our common stock at a price of $200 per share or cash with 7% annual accrued interest. The initial term of this alliance agreement will expire on February 23, 2012 unless earlier terminated and there is no provision for renewal.

Strategic alliance with HTC Purenergy.    We have entered into a commercial alliance agreement with HTC Purenergy, a project development company focused on developing carbon capture projects, to provide CO2 management advisory services over a two-year period. In addition, HTC has agreed to undertake an assessment of the project opportunities that may exist at the Wabash and Lima facilities for carbon capture and to engineer an incremental EOR oil project to sequester the CO2 emissions from the facilities as a source for existing or new oil recovery programs (which would realize a yield from the sale of CO2 or a carried interest in the recovered oil) and potentially offset the emissions through storage of CO2 in underground formations in commercial proximity to the facilities, when these techniques are fully developed by research programs. In addition, the assessment would analyze opportunities for a secondary stage CO2 storage program. Pursuant to the commercial alliance agreement, we have also agreed to work toward the development and implementation of a unified and mutually beneficial marketing plan. We believe that this alliance agreement will provide reliable CO2 management and EOR solutions for our facilities. In exchange for $2 million of services to be performed by HTC, we will issue 10,000 shares of our common stock to HTC. The alliance agreement does not provide an express triggering event for the issuance of the shares. However, HTC will periodically send invoices to us for services rendered, and such invoices shall be set off against the value of the shares.

Strategic alliance with Porvair Filtration Group Ltd.    We have entered into an alliance agreement with Porvair Filtration Group Ltd. (Porvair), pursuant to which we have agreed to purchase exclusively from Porvair and its affiliates all of our requirements for SG filters for certain entrained flow gasification technology projects anywhere in the world and any filter-related equipment required with respect to such SG filters that Porvair or its affiliates manufacture and agree to supply. However, Porvair is not obligated to supply our requirements for filters or filter-related equipment and if Porvair notifies us that it is unwilling or unable to supply our requirements, we are permitted to seek an alternate supply source. All sales of filters and filter- related equipment will be subject to competitive pricing and terms, which are not specified in the agreement, and each requirement or portion of a requirement that Porvair agrees to supply will be represented by a separate purchase order or separate contract with a term of not less than 15 years. The alliance agreement terminates on the later of the date on which Porvair and its affiliates collectively have received $20 million in sales revenue from us and our affiliates or April 3, 2008.

Competition

We compete with other suppliers, including utility companies, in each of our anticipated product areas of SNG, power, transportation fuels and hydrogen. We also compete with EPC contractors and equipment and fuel suppliers who develop and construct gasification and IGCC facilities.

Natural gas competitors.    Our products compete with all traditional suppliers of natural gas. In addition competition from new sources of natural gas may reduce the demand for SNG. Companies such as Cheniere Energy plan to import large quantities of LNG into the U.S. The availability and price of LNG affects the price of traditional natural gas and, indirectly, the price of SNG. This is because the liquification of LNG, which constitutes a more compact, liquid form of natural gas typically used for areas which are too distant from natural gas resources and cannot be reached by traditional natural gas pipelines, has been increasing to help meet global demand. U.S. LNG imports are projected to increase 86.2% from 580 BCF in 2006 to 1,080 BCF in 2008, according to the EIA’s January 2007 Short-Term Energy Outlook Supplement. Competition in the natural gas market may also come from renewed emphasis on drilling for natural gas in the deep water portion of the Gulf of Mexico, in the Arctic and in other areas that are not currently being utilized.

Utilities, independent power producers and competing power technologies.    We compete with large utilities and independent power producers which sell power in our anticipated target markets. A number of utility companies that own and operate large coal-fired generating facilities have announced that they intend to install major upgrades to the pollution control equipment at these plants to comply with more stringent environmental requirements, in lieu of retiring them or pursuing other repowering options such as gasification. Some utility companies have announced plans, such as super-critical design and enhanced emission control systems, to construct a number of new conventional, coal-fired generating plants to meet expected load growth. Decisions by these companies to opt for equipment upgrades or new conventional coal facilities can restrict the pool of available repowering opportunities and reduce the collective new capacity that could otherwise be filled by our IGCC facilities. In addition, large utilities, such as Duke Energy Corporation, TXU Corp. and American Electric Power Company, Inc., have publicly discussed the environmental advantages of utilizing IGCC facilities for power production and have proposed the construction of IGCC facilities. Although such companies are currently focused on their own needs within their own service territories, they may become competitors in the independent power generation market.

Other independent IGCC companies.    There are more than 20 gasification projects under consideration by companies other than the major utility and industrial companies discussed above, including Erora, Excelsior Energy Inc. (Excelsior) and Tenaska, each of which have proposed to construct IGCC facilities in the Midwest. Their projects are in various stages of development, and we believe that Excelsior’s planned 530 MW net Mesaba Energy project in Minnesota is the farthest advanced. Additional independent companies may enter the business in the future, especially as the technology and operating performance of gasification facilities become more widely proven. Some of these companies may compete with us in the future for power offtakers, sites, and government funding.

Gasification technology licensors, EPC contractors and equipment and fuel suppliers.    We compete with a wide variety of participants in the EPC business. For example, General Electric Company (GE), Shell Global Solutions International B.V. (Shell) and ConocoPhillips own the major commercial gasification technologies in the U.S. and may decide to develop or invest in IGCC or other gasification facilities in the future. In addition, GE Energy Financial Services has announced that they would take a 20% equity position in an independent IGCC project being developed by The Erora Group (Erora) in Kentucky. In the period 2004-2005, GE and Bechtel Corporation announced an alliance to develop a standard commercial offering for IGCC projects in North America. Similar alliances have been announced by Black and Veatch Corporation and Uhde GmbH relating to Shell’s gasification technology and by ConocoPhillips and Fluor Corporation for E-Gas™ technology. While these alliances are reported to be initially targeted at offerings of comprehensive EPC services for turnkey projects to major utility companies, these companies have substantial resources should they decide to develop and own projects for their own account in the future. In addition, they may compete with us by offering gasification plants on a turnkey basis to host facilities that we may also target. Peabody Energy Corporation, the world’s largest coal producer, has announced its desire to promote the use of coal gasification as a means to increase their production rates. This may include the development, construction, ownership, and operation of gasification facilities dedicated to the production of products in a manner similar to ours.

Transportation fuel and hydrogen competitors.    Oil production and petrochemical firms have proposed a number of new plants that have the capability to produce transportation fuel, hydrogen and a wide range of other products. Companies such as Suncor Energy Inc. have publicly discussed the possibility of using gasification to produce power, steam and hydrogen as required to support their production of oil from the Canadian tar sands. Although these firms are focused on their own needs, they could reduce the available market for the products that can be produced in our gasification facilities. Companies such as Rentech, Inc. have publicly discussed the fact that they own and license a proprietary and patented process that converts coal into liquid fuel.

Regulation and environmental matters

United States

We currently are subject to regulation by United States federal, state, and local authorities with regard to air and water-quality control standards and other environmental matters, and are subject to zoning and other regulation by local authorities. Environmental laws and regulations have become increasingly more stringent. Such laws generally require capital expenditures for compliance, including modifications and installation of required pollution control equipment. In addition, securing regulatory approvals for construction or modification of facilities can be a costly and time-consuming process. The environmental issues that are potentially material to IGCC facilities include:

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The Clean Air Act, as amended (CAA), and state laws and regulations (including State Implementation Plans) contain requirements regarding emissions standards, requirements to obtain permits, and reporting requirements for regulated air emissions. These laws and regulations cover, among other pollutants, those contributing to the formation of ground-level ozone, carbon monoxide, sulfur dioxide (SO2), nitrogen oxides (NOx), particulate matter (PM), mercury, and hazardous air pollutants (HAPs). Coal gasification processes and fossil and synthetic gas fueled power generating facilities may emit various levels of these pollutants and, accordingly, are subject to regulation and enforcement oversight by various governmental agencies. The power island portion of the IGCC is the primary emission source under the CAA, which requires that installation or construction permits as well as operating permits be obtained to ensure emissions will meet pollutant limitations. Synthetic gas turbine plants are subject to different regulations than those that govern coal-fired boilers. For instance, because synthetic gas fueled turbine plants generally are able to limit HAPs below regulatory thresholds, maximum achievable control technology regulations affecting combustion turbines may not apply. As a result of applicable regulations or changes in regulations, expenditures for appropriate pollution control technology may be required from time to time.

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Future initiatives regarding greenhouse gas emissions and global warming continue to be the subject of national and international debate. The Kyoto Protocol generally requires developed countries to cap greenhouse gas emissions, such as carbon dioxide (CO2), at specified levels. The U.S. currently is not a party to the Kyoto Protocol. However, pressure for regulating CO2 emissions may come from other countries that have ratified the protocol, and at the regional and state level. Several legislative representatives have stated their desire to include CO2 caps as part of multi-pollutant legislation. In addition, certain states have begun to regulate CO2 emissions. IGCC power plants are significant sources of CO2 emissions. Therefore, any mandated federal or state greenhouse gas reductions or caps on CO2 emissions could have a material impact on IGCC plants, including our facilities in the future.

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Rules issued by the U.S. EPA (including, for example, the Clean Air Interstate Rule, the Clean Air Act, Air Mercury Rule, the regional haze program, the Eastern States NOx Trading Program and final state non-attainment area designations to implement the revised ozone and new fine particulate standards) require substantial reductions in SO2, mercury, PM, and NOx emissions.

The compliance dates for such rules take effect in stages through as late as 2018. The U.S. EPA also reviews its National Ambient Air Quality Standards every five years, often acting to make them more stringent. The advent of emission trading programs means that facilities need to hold sufficient emission allowances to cover their actual emissions each year. This obligation is in addition to compliance with traditional permit limitations on emissions from each facility, and can require that the facility purchase any additional allowances it needs.

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The Federal Clean Water Act prohibits the discharge of pollutants, including heat, into waters of the U.S. except pursuant to appropriate permits, which establish discharge limits, monitoring, and reporting requirements. “Indirect” wastewater discharges to publicly owned treatment works also are subject to permitting and other requirements. Depending upon the size of the plant, an IGCC plant generally requires make up water in the range of six to seven million gallons per day. This water is used in the gasifier slurry or steam and in the steam turbine. Cooling tower evaporative losses are typically a significant portion of an IGCC plant’s water usage. If the water is drawn from a river or lake, the state may regulate or permit access to quantity. In 2004, the U.S. EPA adopted a new Clean Water Act rule to reduce the number of fish and other aquatic organisms killed by water intake systems at power plants. This rule requires cooling water intake structures to reflect the best technology available for minimizing adverse environmental impacts. The final rules require the installation of additional intake screens or other protective measures, as well as site-specific study and monitoring requirements.

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Solid and hazardous waste laws and regulations, including the Resource Conservation and Recovery Act (RCRA), govern the management and disposal of certain wastes. The majority of solid waste created from the combustion of coal and fossil fuels is non-toxic fly ash and other coal combustion byproducts, which the U.S. EPA has determined are not hazardous waste subject to RCRA, but which are sometimes subject to special solid waste disposal requirements. In an IGCC, the vitreous solid residue from the gasification process generally passes the RCRA leachability tests and is therefore considered non-hazardous under RCRA. Sale for commercial value or disposal will be a case-by-case decision. Solid residues from wastewater treating may test hazardous under EPA protocols and appropriate management decisions made on a case-by-case basis.

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In addition to imposing compliance obligations, these laws and regulations authorize the imposition of substantial penalties for non-compliance, including fines, injunctive relief, and other sanctions.

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Nuisances are typically prohibited by state and local law. Noise limits are commonly set by state utility regulators or state noise standards established by other agencies, such as the Ohio Power Siting Board (OPSB) in Ohio. In conjunction with certification of electric power generating facilities, OPSB and its counterparts in other states typically set specific measurable fence line noise limits on equipment or plants, and the site selection process in each state also considers local zoning requirements, generally either by the city or county.

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Power generation projects typically require review and approval of state utility regulators for contractual arrangements for interconnection, siting, and access to the transmission grid. Rates for transmission services are regulated by the Federal Energy Regulatory Commission (FERC). The natural gas back-up supply pipeline may be subject to certification and regulation as a natural gas company and subject to the jurisdiction of FERC.

United Kingdom and European Union

In the United Kingdom and the European Union, we currently are subject to national and local regulation by national and local authorities with regard to air and water-quality control standards and other environmental matters, and are subject to planning regulation by local authorities. Environmental laws and regulations have become increasingly more stringent. Such laws generally require capital expenditures for compliances, including modifications and installation of required pollution prevention and control equipment. In addition, securing regulatory consents for construction or modification of facilities can be a costly and time-consuming process. The environmental issues that are material to the development of the Westfield facility include:

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Integrated pollution prevention and control (IPPC) is a regulatory system that employs an integrated approach to control all environmental impacts of certain listed industrial activities, including combustion. In Scotland, the European IPPC Directive is implemented through the Pollution Prevention and Control (Scotland) Regulations 2000. It involves determination by the Scottish Environment Protection Agency (SEPA) of the appropriate controls for those industries to protect all environmental media, through a single permitting process. To gain an IPPC Permit, an operator must demonstrate in its application, in a systematic way, that the techniques it is using or proposing to use, both represent the use of Best Available Techniques (BAT), taking account of relevant local factors, and meet other relevant statutory requirements. The essence of BAT is that the techniques selected to protect the environment should achieve an appropriate balance between environmental benefits and the cost incurred by operators. However, whatever the costs involved, no installation may be permitted where its operation would cause significant pollution. The BAT approach of IPPC differs from regulatory approaches based on fixed national emission limits. The legal instrument that ultimately defines BAT is the Permit, and Permits can only be issued at the installation level.

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Impacts on local water bodies are regulated through authorizations issued under the Water Environment (Controlled Activities) (Scotland) Regulations 2005, and effluent standards are imposed to reduce impact on receiving bodies of water. Wastes generated from plant operations must be disposed of in an appropriate licensed waste disposal facility, and the quantities and methods of disposal are part of the application for consent under IPPC.

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Where noise, vibration and/or odor issues are likely to be relevant, an operator is required, in its application for an IPPC Permit, to provide detailed information on these issues. The IPPC Regulations require installations to be operated in such a way that all the appropriate preventative measures are taken against pollution, in particular through the application of BAT. The definition of “pollution” includes emissions that may be harmful to human health or the quality of the environment, cause offence to human senses or impair or interfere with amenities and other legitimate uses of the environment. BAT is therefore similar in practice to the requirements of statutory nuisance legislation which requires the use of “best practicable means” to prevent or minimize, for example, noise nuisance.

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The consent under Section 36 of the Electricity Act 1989 requires that a background noise survey be undertaken before commencement of development in order to provide a baseline for monitoring background levels at occupied premises during the operation of development. The Environmental Health department of the local authority have powers to regulate noise from the development where it creates a statutory nuisance under Part III of the Environmental Protection Act 1990 and (in relation to construction only) section 60 of the Control of Pollution

Act 1974. Individual proprietors of land affected by noise nuisance also have the ability to take action under the civil law of nuisance where the nuisance suffered is more than reasonable. Reference to the British Standards will be helpful in establishing what is reasonable, but not necessarily determinative.

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Future initiatives regarding greenhouse gas emissions and global warming continue to be the subject of national and international debate. The Kyoto Protocol generally requires some developed countries to cap greenhouse gas emissions, such as carbon dioxide (CO2), at specified levels. The United Kingdom is a party to the Kyoto Protocol, and is subject to the European Emissions Trading Scheme (EU ETS), which came into effect on January 1, 2005. The EU ETS is one of the policies being introduced across Europe to tackle greenhouse gas emissions and combat the serious threat of climate change. The objective of the Scheme is to promote reductions of greenhouse gas emissions in a cost effective and economically efficient manner. The total number of emission allowances will be reduced over time as the program is implemented in phases. IGCC power plants are significant sources of CO2 emissions.

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In the UK, the Greenhouse Gas Emissions Trading Scheme Regulations 2005 require certain specified activities (including activities of combustion installations with a rated thermal input exceeding 20 MW net, and “energy activities”) which emit specified greenhouse gases (presently CO2), to be the subject of a greenhouse gas emissions permit. Permits contain conditions that must be complied with, including monitoring and reporting requirements.

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The Large Combustion Plant Directive (LCPD) which comes into force on January 1, 2008, sets emission limits for nitrogen oxides, sulphur dioxide and certain particulate matter (“dust”) from large combustion plant, including many power stations. It covers all plant with a rated thermal input equal to or greater than 50 MW net, irrespective of the type of fuel used. In practice, however, the sulphur dioxide and dust restrictions are binding primarily for coal fired plant. It is envisioned that major investment will be required by some power stations in order to comply with LCPD requirements. In addition to up-front costs, some of the technologies, notably flue gas desulfurization used to limit sulfur dioxide emissions, also cause net efficiencies of plant to decrease as they require energy to run. UK implementation of the LCPD uses a combination of absolute emissions limits on covered plant and the imposition of a continuously binding maximum allowable emissions rate.

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Power generation projects typically require review and approval of the Scottish Ministers under Section 36 of the Electricity Act 1989, and direction under paragraph 7 of Schedule 8 to the Act for deemed planning permission. In addition, consents are required to burn natural gas under Sections 14(1) and 14(2) of the Energy Act 1976. Finally, an independent generator of over 100 MW net needs a Generation License (generators below 50 MW net are subject to a class exemption and those between 50 MW net and 100 MW net can obtain an individual exemption) and, if supplying electricity to premises (other than the premises occupied by the licensee) a Supply License is required.

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In addition to requiring that consents be obtained and imposing compliance obligations, these laws and regulations authorize the imposition of substantial enforcement consequences, including the imposition of financial penalties, revocation or suspension of permits and licences, and criminal prosecution of both corporate entities and individuals.

Technology and intellectual property

Technological flexibility and know-how

We do not depend upon any particular technology or license to operate our business and currently have no patents. Rather, we believe that the most important element of our intellectual property comes from the knowledge of our management team and technical and field personnel, consisting of know-how, art and trade secrets obtained through many years of gasification and IGCC facility operational experience. We believe that our management team has been instrumental in the advancement of gasification and IGCC technologies through the optimization of such technology and the operational process over their careers with us and other companies. Our senior management team has over 300 years of combined experience in the gasification and related industries. We believe that this knowledge and expertise provides us with the flexibility to select and efficiently apply the most appropriate technology for a particular project and even to improve on a particular technology in the course of its utilization. Gasification and IGCC projects are technically complex and require considerable practical experience and institutional knowledge to effectively choose and apply the numerous available technologies to a particular project based upon a knowledge of practices and procedures developed over time. Because gasification and IGCC technologies have been available for many years, much of the intellectual property related to any previously issued patents is already in the public domain. As a result, there are multiple technologies available for use in connection with various types of projects. These technologies differ in a number of significant respects, depending upon the type of gasifier and feedstock to be used, the end-products which a particular facility is expected to produce and the scope of intended CO2 capture and sequestration.

As a result of the experience of our management team and technical and field personnel in operating a varied portfolio of technologies and related sub-technologies, including E-Gas™ technology for entrained flow gasifiers, BGL technology for fixed bed gasifiers, GENV gasification technology for fixed bed gasifiers and pneumatic entrained flow technology, we believe that we will able to choose the technology best suited for a particular project. For example, the Lima project is being designed to use the same E-Gas™ technology which is currently in use at the Wabash River facility. As a result, unlike other companies which may be more dependent upon a single technology, we believe that we will be able to address any constraints about carbon conversion efficiency, physical form of the feedstock, maximization or minimization of methane or hydrogen production and other considerations by picking one of many technologies in which we have developed expertise. Within the gasification and IGCC technology framework, we have developed expertise in, among other things:

•	material handling and storage;

•	material sizing and injection/feed to the gasifier;

•	advanced particulate filtration;

•	advanced acid gas removal; and

•	sulfur production.

We also have experience in converting coal to SG and subsequently converting the SG to SNG and possess considerable knowledge in the area of methanation, which is the process for converting the produced SG to SNG. In addition, we have developed a technology known as Advanced Fuel Technology (AFT) to assist in the sizing and introduction of certain types of feedstock directly into the gasification unit. AFT involves the blending and fusing of coal (or petcoke), RDF and various additives and binders into a briquette or pellet form which exhibits significant strength and hardness to allow it to be introduced into fixed bed gasifiers. This provides for gasification of materials which are not easily sized for entrained flow technologies and enables quicker and more efficient gasification of renewable feedstock.

To complement our expertise in various IGCC and gasification technologies, we have also entered into an alliance agreement with HTC, which gives us access to a number of CO2 management technologies. See “—Strategic alliances.”

Licenses and intellectual property

Licenses.    A portion of the technology that we will use in our facilities has been and may be licensed to us on a project-by-project, non-exclusive basis from third parties who may also license such intellectual property to others, including our competitors. Gasification technology licenses typically describe the technology, the support that the licensee will receive from the licensor and the performance expectation (each of which is typically based upon several measures) that the licensor will guarantee to the licensee. Performance guarantees typically carry tiered liquidated damage penalties up to a certain percentage of the license fee.

We license the E-Gas™ technology that we intend to use at our Wabash River and Lima facilities from ConocoPhillips. ConocoPhillips acquired this technology from us in 2003 pursuant to the terms of an asset purchase and sale agreement between us and ConocoPhillips. As part of the asset purchase and sale agreement, we also retained certain rights in the E-Gas™ technology such that we have a license agreement for the use of that technology at our Lima facility. The asset purchase and sale agreement was amended in January 2006 and currently provides that we will receive an 85% share of the net license fee (defined as the amount paid for an E-Gas™ technology license by a third party (excluding ConocoPhillips’ and its wholly owned affiliates’ and subsidiaries’ share of a license)), less (a) certain engineering design costs, (b) amounts used to repay certain of our contingent obligations to the DOE assumed by ConocoPhillips in connection with its purchase of the E-Gas™ technology from us and (c) certain amounts used to pay certain of our former employees who transferred to ConocoPhillips concurrently with the sale of the E-Gas™ technology, which amounts are based on future transactions between us and ConocoPhillips) actually received by ConocoPhillips from the project company, for up to ten additional E-Gas™ licensed gasification plants of which we own at least 50% of the equity interest, provided that the plant must commence commercial operations prior to December 31, 2015. These net license fees are typically not paid by a project company until the commencement of its operations. In addition, if in any calendar year from January 2006 to December 31, 2020 ConocoPhillips receives final license fees for five licenses, we will receive a 20% share of the net license fee (as defined above) actually received by ConocoPhillips, subject to any deduction for damages, and for any licenses in excess of the fifth license for which final license fees are actually received by ConocoPhilips in that same calendar year, calculated on a year-by-year basis. License fees paid for the Lima license or the licenses for the ten additional gasification plants described above are not included in this yearly calculation. As part of the asset purchase and sale agreement, ConocoPhillips agreed to retain and to be liable for all obligations arising from ownership of the E-Gas™ technology from and after the effective date of the agreement and assumed from us the contingent repayment obligation to the DOE described above. The license covers the proprietary portions of the gasification and ancillary technologies, including gasifier size, configuration and function, feed mixers and injectors and synthetic aggregate removal. The license provides that ConocoPhillips will design and specify these components, ensure their proper fabrication and installation and guarantee their performance.

We also have a license from Advantica for the gasification technology used in the existing gasifier at our Westfield facility. We expect to obtain additional licenses in connection with the expansion projects at Westfield.

Intellectual property.    Although we believe that certain trade secrets and know-how developed as a result of our management’s operational experience are patentable and we may seek to patent such inventions in the future, we believe that the importance of the knowledge base and experience of our management generally outweighs the importance of patent rights and distinguishes us from our competitors. As a result, we do not currently hold and do not currently intend to seek any patents with respect to their trade secrets and know-how.

We consider our trade secrets, operational experience, processes and know-how to be one of our principal competitive strengths. Because of this, in the future, we will seek to limit disclosure of these trade secrets, operational experience, processes and know-how by requiring employees, consultants and any third parties with access to such information to execute confidentiality agreements and by restricting access to such information. In addition, we are currently in the process of putting into place a formal program to protect the confidentiality of our trade secrets, processes and know-how, including a program to ensure the assignment of future inventions. Our success will depend in part on our ability to preserve our trade secrets and to retain our management team with its considerable knowledge of and experience in the gasification industry.

Properties

Our headquarters in Cincinnati, Ohio comprise approximately 20,000 square feet of leased space and are used for office space. The lease agreement for our Cincinnati headquarters expires in January 2017.

With respect to our projects:

•	we own the portion of the Westfield Development Centre on which the Westfield projects will be located; and

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the Lima facility is being constructed on approximately 63 acres of land consisting of two tracts of land to be purchased by Lima Energy from the City of Lima upon the closing of the financing for the project and is expected to occupy approximately 50 acres upon completion.

We also have the rights to mine, extract and remove approximately 402 million tons of coal in Johnson County, Wyoming pursuant to leases from the State of Wyoming which were assigned to us in 2005 and 2007. Pursuant to Wyoming law, we have the exclusive right to renew the Wyoming coal leases for successive 10 year terms, subject to the satisfaction of certain conditions, including compliance with the terms of the lease agreements and continued production of coal from the leased lands or good faith development of the leased lands. In addition, we own approximately 50 million tons of coal reserves in Vigo County, Indiana approximately two miles from the Wabash River facility. Our properties are subject to or are expected to be subject to the following encumbrances:

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all of our owned space and our 50 million tons of Indiana coal reserves are currently encumbered by security interests granted in favor of lenders pursuant to the terms of certain financing arrangements; and

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when we develop and construct our Lima facility and complete our expansion at Wabash SNG Export and Westfield projects, we expect that all of the assets of each project will be encumbered pursuant to the terms of the project-specific non-recourse debt financing that we expect to use to finance all or a portion of such project.

Insurance

In accordance with customary industry practice, we maintain insurance which we believe adequately protects our real and personal property. We anticipate that we will obtain and maintain insurance in accordance with customary industry practices for each of our projects under development and construction. In addition, we maintain commercial general liability, automobile liability and umbrella liability coverage to protect us from third party liability claims. Statutory workers’ compensation coverage is maintained in all states in which we operate. All of the foregoing coverage is provided by insurance companies with an A.M. Best rating of A++. To the extent that we are subject to claims which exceed or are outside of our liability insurance coverage, such suits could have a material adverse effect on our business, financial condition and results of operations.

Employees

As of March 31, 2007, we had a total of 23 employees, including 13 domestic employees and 10 international employees. SG Solutions, LLC, our joint venture with WVPA, employs approximately 40 people. From time to time we also employ independent contractors, consultants and temporary employees to support our operations. None of our employees are subject to collective bargaining agreements. We have never experienced a work stoppage and believe that our relations with our employees are good.

Legal proceedings

We are not currently a party to any material litigation and we are not aware of any pending or threatened litigation against us that could have a material adverse effect on our business, operating results or financial condition. However, we may from time to time be involved in legal proceedings in the ordinary course of our business.

Management

Share numbers appearing in this "Management" section have not been adjusted to reflect the     -for-1 stock split of our common stock to be effected immediately prior to the effectiveness of this offering.

Executive officers and directors

The following table sets forth certain information regarding our executive officers and directors as of June 15, 2007 and, where indicated by footnote, as of the closing of this offering.

Name	Age	Position

Harry H. Graves(1)	51	President, Chief Executive Officer, and Director

Steven G. Rolls	52	Chief Financial Officer and Treasurer

Richard A. Bailey	52	Chief Operating Officer

Dwight N. Lockwood	60	Group Vice President

Dr. Steven C. Vick	56	Chief Technology Officer

Douglas C. Taylor(2)	46	General Counsel

Lynne R. Graves(1)(3)	50	Secretary and Director

Jimmie R. Bowden(4)(5)	78	Director and Chairman of the Board

James H. Burnley IV(4)(5)	58	Director

J. Bradley Davis(4)(6)	67	Director

Joseph E. O’Leary(4)	87	Director

John P. Proctor, Esq.(4)(5)(6)(7)	65	Director

Benjamin D. Stocks(4)(6)(7)	44	Director

John P. Stauffer(4)	46	Director

Michael R. Walker(7)	39	Director

(1)	Mr. Graves and Mrs. Graves are husband and wife.

(2)	Mr. Taylor will replace Mrs. Graves as our Secretary upon her resignation prior to the closing of this offering.

(3)	Mrs. Graves intends to resign both as our Secretary and as a member of our board of directors prior to the closing of this offering, and at that time will become our Manager, Special Projects.

(4)	Service on our board of directors will begin upon the closing of this offering.

(5)	Member of Nominating and Governance Committee.

(6)	Member of the Audit Committee.

(7)	Member of the Compensation Committee.

Harry H. Graves—President, Chief Executive Officer, and Director.    Mr. Graves founded Global Energy in 1988 and has served as our President, Chief Executive Officer and on our board of directors since that time, and will continue to serve on our board of directors. Mr. Graves has served as our chairman of the board at various times since he founded Global Energy and he also served as our Vice President and Treasurer from 1988 to 1991 and as our Treasurer in 2006. Mr. Graves is also a founding director of the Washington, D.C.-based Gasification Technologies

Council, an organization formed to promote a better understanding of the potential role of gasification in the energy industry. Prior to founding Global Energy, Mr. Graves worked for Procter and Gamble Company in various positions from 1978 to 1988, including Central Field Manager and Special Markets Manager at Procter and Gamble Company’s headquarters in Cincinnati, Ohio. Mr. Graves earned a B.A. in economics from Trinity College in Hartford, Connecticut.

Steven G. Rolls—Chief Financial Officer and Treasurer.    Mr. Rolls joined us as Chief Financial Officer in February 2006. Prior to joining us, Mr. Rolls served as the Chief Financial Officer of Convergys Corporation, a customer management, billing and human resources company, from the time of Convergys Corporation’s initial public offering in August 1998 until November 2003 and as an Executive Vice President responsible for the management of a number of Convergys Corporation’s businesses from January 2002 to February 2006. Mr. Rolls earned an MBA from the Ohio State University and a B.A. in marketing management from Miami University.

Richard A. Bailey—Chief Operating Officer.    Mr. Bailey has served as our Chief Operating Officer since March 2006. Prior to that, he served as our Senior Vice President from September 2003 until March 2006. Mr. Bailey also served as our Senior Vice President from January 2000 until April 2002. From April 2002 to August 2003, Mr. Bailey served as Executive Vice President—Power Generation for Rolls Royce Energy Systems Inc., a designer and manufacturer of power systems. Prior to 2000, Mr. Bailey worked at General Electric Company for 23 years where he held numerous positions of increasing responsibility, including Vice President of General Electric International Operations in the Asia/Pacific Region and as the Worldwide General Manager for Marketing and Sales Industrial Aero Derivatives. Mr. Bailey earned an MBA in finance from Xavier University and a BTME in mechanical engineering from the Oregon Institute of Technology.

Dwight N. Lockwood—Group Vice President.    Mr. Lockwood joined us as Manager of Regulatory Affairs in 1997 after having provided health, safety & environment diligence services to us in support of an acquisition opportunity we were pursuing. He held the positions of Vice President, Regulatory Affairs and Senior Vice President before becoming Group Vice President in June 2006. From June 1995 to June 1998, Mr. Lockwood operated a private environmental and project management consultancy. From 1981 to 1995, Mr. Lockwood held a number of positions with Standard Oil of Ohio (British Petroleum), including key project management positions in the development of the Prudhoe Bay, Alaska oil fields and in environmental management at a major oil refinery as well as its corporate oil business unit. From 1991 to 1994, while at BP Oil Company, a division of BP America Inc., Mr. Lockwood conducted internal corporate environmental consulting and auditing. Prior to joining Standard Oil of Ohio (British Petroleum) in 1981, Mr. Lockwood held positions in pipeline and refining divisions of UNOCAL Corporation in California. Mr. Lockwood is a licensed professional engineer in California, Ohio and Alaska, and holds a Qualified Environmental Professional (QEP) certification. Mr. Lockwood served as a pilot in the U.S. Navy from 1969 to 1973 and earned an MSME from Oregon State University.

Dr. Steven C. Vick—Chief Technology Officer.    Dr. Vick has served in various capacities with us and our affiliated companies since August 1995, and has served as our Chief Technology Officer since March 2006. Dr. Vick served as General Manager at SG Solutions, LLC, which is 50% owned by our subsidiary Wabash River Energy, Ltd., from January 2005 to February 2006, and as General Manager at Wabash River Energy, Ltd. from September 2003 to January 2005. He served as Senior Vice President of Global Environmental, Ltd., our former subsidiary, from 1995 until 2003. Before joining us, Dr. Vick served as the President of Trans-End Technology, a PCB disposal company, from June 1994 until April 1995. From 1977 until June 1994, Dr. Vick worked for Union Carbide Corporation and UNISON Transformer Services, Inc., a Union Carbide Corporation subsidiary, chemical and polymers companies, in various positions of increasing responsibility, including Director of Research and Technology. Dr. Vick earned a PhD in inorganic chemistry from Massachusetts Institute of Technology.

Douglas C. Taylor—General Counsel.    Mr. Taylor joined us as General Counsel in May 2007. During the period from June 2006 until he joined us in May 2007, Mr. Taylor performed consulting services from time to time, including for us. From May 1997 until May 2006, Mr. Taylor worked for Cinergy Corp., which is now part of Duke Energy Corp., in various positions, including as Vice President and General Counsel for Cinergy Corp.’s Energy Merchant Business Unit from August 2001 until November 2003 and as Vice President of Corporate Development from November 2003 until May 2006. From 1997 to 2001, Mr. Taylor served in various legal positions at Cinergy, including Vice President – General Counsel of its Power Technology and Infrastructure Services business unit. Mr. Taylor earned a B.B.A. in business management from the University of Cincinnati and a J.D. from Pepperdine University School of Law. Mr. Taylor is a member of the Ohio and Illinois state bars. Mr. Taylor will replace Mrs. Graves as our Secretary upon the effectiveness of her resignation prior to the closing of this offering.

Lynne R. Graves—Secretary.    Mrs. Graves has served as our Secretary and on our board of directors since 1994. She also served on our board or directors from 1988 to 1990 and as our Treasurer in 2000 and from 2002 to 2005. Prior to that time, Mrs. Graves served in various underwriting positions for companies in the insurance and reinsurance industries, including CIGNA Corporation from 1978 to 1979, Insurance Corporation of North America from 1979 to 1980, and E.W. Blanch Co. from 1980 to 1983. From 1983 to 1986 she served as Employee Benefits Consultant for Johnson & Higgins (now Marsh & McLennan Companies) and for Rollins Hudig Hall (now Aon Corporation) from 1990 to 1992. Mrs. Graves has served on the board of directors for Global Environmental, Ltd., our former subsidiary, since 1994. Mrs. Graves earned a B.A. in French from Middlebury College. Mrs. Graves intends to resign both as our Secretary and as a member of our board of directors prior to the closing of this offering and at that time will become our Manager, Special Projects.

Timothy B. Ferguson—Commercial Director.    Mr. Ferguson joined us in October 2006 as our Commercial Director. Mr. Ferguson has 20 years of experience in the power project development and energy commodity trading industry in the United States, United Kingdom and Europe. Prior to joining us, he served from August 2005 to October 2006 as an alternative energy project development consultant. Prior to that time Mr. Ferguson served as a Vice President of Cinergy Corp., which has since merged with Duke Energy Corp., where he was responsible for the project development activity of Cinergy’s non-regulated power generation development group from November 2001 to August 2005. Before that, from March 2000 to October 2001, he managed Cinergy’s non-regulated U.S. power trading business. From July 1997 to March 2000, Mr. Ferguson served as Director of Power Trading for Dynegy Inc., a provider of wholesale power, capacity and ancillary services, where he was responsible for Dynegy’s power trading activities in the midwestern and northeastern parts of the United States. Prior to that, Mr. Ferguson worked at Destec Energy, Inc., Deeptech International Inc. and Transco Energy Marketing Company (which has since merged with Williams Power Company, Inc.) in various project development and commodity trading roles. He earned a B.S. in petroleum engineering from Louisiana State University and an MBA from the University of Houston.

Jimmie R. Bowden.    Mr. Bowden will begin serving on our board of directors and as its Chairman upon the closing of this offering. Mr. Bowden previously served as a member of our board of directors and as its Chairman from 1996 through 2002, and as Chairman Emeritus in 2004. For the past five years, Mr. Bowden has worked as an independent consultant on technical matters related to gasification projects. From 1984 to 1991, Mr. Bowden worked for Bechtel Corporation, an engineering and construction company, in project management, process design, new technology evaluation, and research and development. Prior to that, Mr. Bowden served as the Executive Vice President and Chief Operating Officer for the Synthetic Fuels Corporation, a government funded synthetic fuels corporation, from 1982 to 1983. From 1966 to 1971, Mr. Bowden was the President of Conoco Plastics and Conoco Coal Development Company. Mr. Bowden earned a B.S. in chemical engineering from the University of Kansas, an M.S. in chemical engineering from the California Institute of Technology, and an S.M. in industrial management from the Massachusetts Institute of Technology, where he was a Sloan Fellow.

James H. Burnley IV.    Mr. Burnley will begin serving on our board of directors upon the closing of this offering. Since April 2002 Mr. Burnley has been a partner at the law firm of Venable LLP and focuses his practice on government relations and regulatory and legislative affairs, with a concentration in transportation matters. From 1993 to 2002, Mr. Burnley was a partner at the law firm of Winston & Strawn LLP. Mr. Burnley served as the U.S. Secretary of Transportation under President Regan from 1987 to 1989, and as Deputy Secretary of Transportation from 1983 to 1987. Mr. Burnley has served on the board of directors and the audit committee of the Intercollegiate Studies Institute, a non-profit educational organization, since 1989. Mr. Burnley earned a B.A. from Yale University and a J.D. from Harvard Law School.

J. Bradley Davis.    Mr. Davis will begin serving on our board of directors upon the closing of this offering. Since June 1990, Mr. Davis has served as the Managing Partner of Ridge Capital Partners, LLC, a private equity investment firm that he founded in February 1989. Prior to that time, Mr. Davis served as the first Managing Partner of Trivest, Inc., a private equity investment firm that he co-founded, from September 1981 to September 1988. Mr. Davis served on active duty in the U.S. Army from September 1961 to September 1963. He earned a B.A. in journalism from The Pennsylvania State University.

Joseph E. O’Leary.    Mr. O’Leary will begin serving on our board of directors upon the closing of this offering. Mr. O’Leary has been a senior consultant on energy technology and legislative liaison matters at the law firm of Winston & Strawn LLP since 1976. Previously, Mr. O’Leary was the Republican staff director for the U.S. Senate Rules Committee from February 1974 to June 1976, and a U.S. Army liaison officer to the U.S. Senate from June 1969 to June 1971. From 1943 to 1971, Mr. O’Leary served in the U.S. Army, including in combat in World War II, the Korean War, and the Vietnam War. Mr. O’Leary earned a B.A. in business administration from Texas A&M University and an M.S. in international relations from the George Washington University.

John P. Proctor, Esq.    Mr. Proctor will begin serving on our board of directors upon the closing of this offering. Mr. Proctor is Of Counsel at the law firm of Winston & Strawn LLP, which he joined in 1972, practicing in the areas of environmental and energy law. From 1967 to 1972, Mr. Proctor served in the U.S. Marine Corps. Mr. Proctor earned a B.A. from Princeton University and an L.L.B. from the University of Pennsylvania School of Law. In 2006, Mr. Proctor performed contract review services for us in a legal consultant capacity.

John P. Stauffer.    Mr. Stauffer will begin serving on our board of directors upon the closing of this offering, as the representative of Oxbow Carbon & Minerals LLC under the terms of a strategic alliance agreement between us and Oxbow. Mr. Stauffer has been Vice President—Project Development for Oxbow Carbon & Minerals LLC since May 1999. Mr. Stauffer earned a B.S. in mechanical engineering from Clarkson University.

Benjamin D. Stocks.    Mr. Stocks will begin serving on our board of directors upon the closing of this offering. Mr. Stocks has served as the Group Chief Executive of Porvair plc, a specialist filtration and environmental technology company, since 1998. Mr. Stocks earned an M.A. from St. Andrews University and an MBA from INSEAD.

Michael R. Walker.    Mr. Walker has served on our board of directors since January 2006 and will continue to serve on our board after the closing of this offering. Mr. Walker has been a principal in the energy and environmental strategy consultancy, E3 Ventures, Inc., since October 1994. While working for E3 Ventures, Inc., Mr. Walker has been serving as a vice president for E3 Gasification LLC with responsibility for developing gasification projects since January 2006. Previously, Mr. Walker served as Research Director at the Harvard University Kennedy School of Government for the IGCC Financing Project from July 2003 to December 2005, and served as Director of Project Development for the Michigan Broadband Development Authority from March 2002 to June 2003, where he established underwriting and due diligence procedures for the municipal bond finance of high-speed internet infrastructure. Mr. Walker earned a B.A. in political science and economics from Columbia University and an M.A. in mineral economics from the Colorado School of Mines.

Board of directors

Our board of directors currently consists of three directors (Mr. Graves, Mrs. Graves and Mr. Walker), and Mr. Graves serves as chairman of the board. Upon the closing of this offering, we expect that our board of directors will consist of nine directors and that Mr. Bowden will serve as chairman of the board. Mr. Stauffer will serve on our board of directors pursuant to the terms of a strategic alliance agreement between our company and Oxbow Carbon & Minerals LLC. The provisions of the strategic alliance agreement relating to the designation by Oxbow of a member of our board of directors are effective for so long as Oxbow continues to own at least 15,000 shares of our common stock (as adjusted to reflect any subsequent stock splits).

Our board of directors has determined that the following individuals who will be members of our board of directors upon closing of this offering will be independent directors for purposes of compliance with the corporate governance rules of The Nasdaq Stock Market, or the Nasdaq rules: Messrs. Bowden, Burnley, Davis, O’Leary, Proctor, Stocks, Stauffer and Walker. As required by the Nasdaq rules, we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present. We intend to comply with future governance requirements to the extent they become applicable to us.

Board committees

Upon the closing of this offering, our board of directors will have an audit committee, a compensation committee, and a nominating and governance committee. Our board of directors has determined that all of the individuals who will serve on these standing committees are independent as defined under the Nasdaq rules and, in the case of the audit committee, the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act.

Audit committee

We expect that Messrs. Davis, Proctor and Stocks will serve on our audit committee and that Mr. Davis will serve as chair of the audit committee. Our board of directors has determined that Mr. Davis qualifies as an “audit committee financial expert” within the meaning of the regulations of the SEC and the Nasdaq rules. The primary responsibilities of our audit committee will include:

•	appointing, approving the compensation of, and assessing the qualifications and independence of our independent registered public accounting firm, which currently is Ernst & Young LLP;

•	overseeing the work of our independent registered public accounting firm, including the receipt and assessment of reports from the independent auditor;

•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statements;

•	monitoring our internal control over financial reporting, disclosure controls and procedures;

•	reviewing our risk management status;

•	establishing policies regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our independent registered public accounting firm and management; and

•	monitoring compliance by our senior financial officers with our code of conduct and ethics.

All audit and non-audit services to be provided by our independent registered accounting firm must be approved in advance by the audit committee.

Compensation committee

We expect that Messrs. Proctor, Stocks and Walker will serve on our compensation committee and that Mr. Stocks will serve as the chair of the compensation committee. The compensation committee’s responsibilities will include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•	determining the compensation of our chief executive officer;

•	reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our other executive officers;

•	overseeing an evaluation of our senior executives; and

•	overseeing and administering our cash and equity incentive plans.

Nominating and governance committee

We expect that Messrs. Bowden, Burnley and Proctor will serve on our nominating and governance committee and that Mr. Proctor will serve as the chair of the nominating and governance committee. The nominating and governance committee’s responsibilities include:

•	identifying individuals qualified to become members of our board of directors;

•	recommending to our board of directors the persons to be nominated for election as directors and to each of our board’s committees;

•	reviewing and making recommendations to our board of directors with respect to management succession planning;

•	developing, updating and recommending to our board of directors corporate governance principles and policies;

•	overseeing the evaluation of our board of directors; and

•	reviewing and making recommendations to our board of directors with respect to director compensation.

Code of conduct and ethics

Upon or prior to the closing of this offering, our board of directors will adopt a code of conduct and ethics that will establish the standards of ethical conduct applicable to all directors, officers, and employees of our company. The code will address, among other things, conflicts of interest, compliance with disclosure controls and procedures and internal control over financial reporting, corporate opportunities, and confidentiality requirements. The audit committee of our board will be responsible for applying and interpreting our code of conduct and ethics in situations where questions are presented to it.

Executive and director compensation

Share numbers appearing in this "Executive and director compensation" section have not been adjusted to reflect the     -for-1 stock split of our common stock to be effected immediately prior to the effectiveness of this offering.

Compensation discussion and analysis

Overview

This compensation discussion and analysis explains our compensation objectives, policies and practices with respect to our principal executive officer, principal financial officer, and the other three most highly-compensated executive officers, collectively referred to as our named executive officers, as determined in accordance with applicable SEC rules.

We have operated since our inception as a private, closely-held company. Accordingly, the individuals who have played primary roles in establishing our compensation philosophy are our principal shareholders: Mr. Graves, who is also our founder, President, Chief Executive Officer, and a director, and Mrs. Graves, our Secretary and a director. The decisions regarding the compensation actually paid to our named executive officers, including Mr. Graves and Mrs. Graves, have historically been made primarily by Mr. Graves.

Our compensation philosophy reflects our business model. We have a limited operating history and to date, we have been primarily engaged in project development. Due to numerous uncertainties associated with the development, construction and future operation of our projects, we have been unable to predict the extent to which we will become profitable, if ever. In addition, the process for developing and constructing our projects can take years to complete, given the complex nature of designing, constructing, permitting and starting the operation of commercial scale gasification and IGCC facilities. By the same token, the complex nature of our business and the industry in which we operate requires that we attract and retain the best executive, professional and technical expertise we can, including individuals with the know-how and experience to enable us to succeed. Our management team has been instrumental in the advancement of gasification and IGCC technologies through the optimization of that technology and the operational process over their careers with us and other companies, and our success in effectively protecting the confidentiality of our sensitive information and know-how depends in large part upon our ability to retain our current management.

In light of these and other factors, we understand that we need to offer compensation packages that may be above the median for the industry segment in which we operate. We understand that to attract the best talent from long established, financially mature companies, we must offer better compensation in relative terms to those highly qualified employees who are critical to our success. In addition, we recognize the need to reward our loyal, long-term executives who have remained with us throughout our history.

As a new public company after the completion of this offering, we expect decisions regarding the compensation to be paid to our named executive officers to be made by our compensation committee and in accordance with the written charter we have adopted, which will be effective upon the closing of this offering.

Objectives

With the above factors in mind, our executive compensation programs for our named executive officers are designed to achieve the following objectives:

•

To provide executives with overall levels of compensation that are competitive with the high growth sector of the energy industry, as well as with the broader spectrum of companies from which we draw our top executives.

•	To attract the highest caliber of talent that would otherwise be employed by Fortune 500 companies.

•	To provide executive pay packages with appropriate short and long-term incentives, including annual bonus and equity compensation tied to individual and company performance.

•	To reward performance that creates shareholder value for our company.

Executive compensation programs

The three key elements of our executive compensation are (1) base salary, (2) annual cash incentive bonuses, and (3) long-term equity incentive compensation in the form of restricted stock units pursuant to our profit sharing trust plan, which we have amended and restated as our stock incentive plan, subject to receipt of shareholder approval. Our executives are also eligible to participate in employee benefit programs available to the broader employee population.

The compensation to which our principal executive officer and principal financial officer are currently entitled is set forth in employment agreements we entered into with those officers, which set forth each officer’s base salary and potential bonus during the term of each agreement. See “—Employment Agreements” below.

Each of the primary elements of our executive compensation is discussed below, including a description of the particular element and how it fits into our overall executive compensation philosophy.

Base salaries.    In general, we believe that a competitive base salary is a necessary element of any compensation program designed to attract and retain talented and qualified executives. For the reasons discussed above in the section entitled “—Overview,” our base salary philosophy has historically taken into account competitive market compensation levels for top-level executives in the major industrial companies from which we attract our executives. Ultimately, however, decisions regarding the base salaries paid to our named executive officers, including Mr. Graves and Mrs. Graves, have historically been made by Mr. Graves in his discretion.

The base salaries of our principal executive officer and principal financial officer are paid pursuant to the respective terms of the employment agreements entered into between each of them and us in 2006. Mr. Graves’ annual base salary under his employment agreement is $740,000 during the term of the agreement, which expires in 2013. Mr. Graves’ base salary was determined with his input and based in part on a review of the compensation offered by us to other executive officer candidates. Mr. Rolls’ annual base salary under his employment agreement is $575,000 and will be reviewed in accordance with the normal salary review procedures applicable to other executives. Mr. Rolls’ base salary was determined primarily by Mr. Graves and was based in part on his salary immediately prior to joining us.

We do not have employment agreements with any of our other named executive officers. Mr. Graves reviews and determines the base salary of those officers annually in his discretion as our president and chief executive officer, considering the scope of their responsibilities and individual experience.

Annual cash incentives.    To the extent not established by an employment agreement, our named executive officers (other than Mrs. Graves) are generally eligible to receive annual cash bonuses of up to 100% of their base salary. We have included bonuses as part of our overall executive compensation package both because they are standard in our industry (and we need and desire to be competitive within our industry), and because we believe these types of awards encourage superior performance that will assist us in achieving our goals. With respect to our named executive officers other than our chief executive officer and our chief financial officer, bonuses are determined in the discretion of Mr. Graves. In making bonus awards, Mr. Graves generally considers each officer’s individual achievements and contributions to us during the year, as well as our performance as a company.

Mr. Graves and Mr. Rolls are each entitled to a minimum annual bonus under the terms of their respective employment agreements with us. During the term of his employment agreement, Mr. Graves is entitled to a minimum annual bonus of $730,000 as long as his performance meets the reasonable expectations of our board of directors. Any bonus in excess of the minimum annual bonus will be paid solely at the discretion of our board of directors. Mr. Graves declined to receive his 2006 annual bonus. During the term of his employment agreement, Mr. Rolls is entitled to a minimum annual bonus of $300,000, not to exceed $575,000, as long as his performance meets the reasonable expectations of our board of directors. Mr. Rolls was awarded a $300,000 bonus for 2006.

Our board of directors has not determined whether it would attempt to recover bonuses from our executive officers if the performance expectations that led to the bonus determination were found not to have been met to the extent originally believed by the board. However, as a public company, if we are required to restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws as a result of misconduct, our principal executive officer and principal financial officer may be legally required to reimburse us for any bonus or other incentive-based or equity-based compensation they receive in accordance with the provisions of Section 304 of the Sarbanes-Oxley Act of 2002.

Long-term incentives.    Historically, we have not had in place a stock option plan. Prior to the closing of this offering, we have granted long-term equity incentive awards to our named executive officers in the form of restricted stock units granted under our profit sharing trust plan. Our board of directors has approved the amendment and restatement of our profit sharing trust plan as our stock incentive plan, subject to receipt of shareholder approval. See the section below entitled “—Stock Incentive Plan” for a more detailed description of the stock incentive plan. The profit sharing trust plan was designed to align a significant portion of the executive compensation opportunity with the long-term interests of our shareholders. Prior to this offering, all award determinations were made by Mr. Graves in his discretion. Mr. Graves determines, in his sole discretion, the number of restricted stock units to be granted under the plan on an annual basis, the number of restricted stock units to be granted to each named executive officer, and the terms of each grant. In 2006, neither Mr. Graves nor Mrs. Graves received grants of restricted stock units. Pursuant to his employment agreement with us, Mr. Rolls received in 2006 a grant of restricted stock units representing the right to acquire, under the terms and subject to the conditions of our profit sharing trust plan, 75,000 shares of our common stock. Messrs. Vick and Bailey were also granted restricted stock unit grants in 2006, representing the right to acquire 47,000 and 2,700 shares of our common stock, respectively, also under the terms and subject to the conditions of our profit sharing trust plan.

Prior to the completion of this offering, we intend to propose to our shareholders that the profit sharing trust plan be amended and restated as our stock incentive plan, which is described below under “—Stock Incentive Plan.” After this offering, subject to shareholder approval of the amended and restated stock incentive plan, we expect that our compensation committee will make equity-based awards to our named executive officers under the new plan as long-term incentives to ensure that a portion of their compensation is linked to our and our shareholders’ long-term success.

Employee benefit programs.    All full-time employees, including our named executive officers, may participate in our health and welfare benefit programs, including medical, dental, life and disability insurance and our 401(k) plan. In addition, these employees (including our named executive officers) may, after this offering and subject to shareholder approval of our stock incentive plan, participate in our stock incentive plan.

Perquisites.    In addition to the compensation described above, in 2006 we reimbursed our principal executive officer and principal financial officer for professional club fees in the amounts of $10,349 and $2,056, respectively, and for office parking space expenses of $1,920 each. We also paid a $24,330 premium for a life insurance policy for Mr. Graves. In addition, for all of our named executive officers, we paid premiums for the group life insurance policy we maintain.

Severance and change of control benefits.    Our principal executive officer and principal financial officer are entitled to certain severance and change of control benefits under the terms of their respective employment agreements, as described below under “—Employment Agreements.” In addition, each named executive officer who participates in our profit sharing trust plan, which we have amended and restated as our stock incentive plan, subject to receipt of shareholder approval, will be entitled to receive the shares of common stock underlying the grants of restricted stock units upon separation from service, as described below under “—Stock Incentive Plan.”

Executive compensation process

Prior to the closing of this offering, compensation to our named executive officers was primarily determined by Mr. Graves, in his sole discretion. We have not adopted any formal policies regarding executive compensation, including policies or guidelines for allocating compensation among salary, bonus, long-term incentives and other benefits.

Upon the closing of this offering, compensation to our named executive officers will be determined primarily by the compensation committee of our board of directors. Our board of directors believes that each proposed member of the compensation committee is independent as that term is defined in the applicable Nasdaq rules. We expect that our compensation committee will review executive compensation arrangements annually to ensure market competitiveness, and to ensure that we meet our objective of providing executive pay packages with appropriate short and long-term incentives, including annual bonus and equity compensation tied to individual and company performance.

Accounting and tax considerations

After the completion of this offering, Section 162(m) of the Internal Revenue Code of 1986 will limit our deduction for federal income tax purposes to not more than $1 million of compensation paid to each of certain executive officers in a calendar year. Compensation above $1 million may be deducted if it is “performance-based compensation.” Our board of directors has not established a policy for determining which forms of incentive compensation awarded to our executive officers will be designed to qualify as “performance-based compensation,” and our board has not adopted a policy that requires all compensation to be deductible. After the completion of this offering, we expect that our compensation committee will evaluate the effects of the compensation limits of Section 162(m) on any compensation it proposes to grant, and that our compensation committee will provide future compensation in a manner consistent with our best interests and those of our shareholders.

Stock ownership guidelines

We have not adopted any stock ownership guidelines. However, we believe that the compensation of our executive officers and directors, which includes the grant of restricted stock units, results in a significant alignment of interest between our named executive officers and our shareholders.

Role of executive officers in executive compensation

Determinations regarding executive compensation to our named executive officers, including Mr. Graves and Mrs. Graves, in the 2006 fiscal year and during the 2007 fiscal year up to the date of this prospectus have primarily been determined by Mr. Graves, who is also one of our named executive officers. Our board of directors has approved the compensation arrangements of our named executive officers for those periods, as well as the employment agreements of Messrs. Graves and Rolls.

Summary compensation table

The following table sets forth certain information with respect to compensation for the year ended December 31, 2006 earned by or paid to our named executive officers.

Name and Principal Position	Year	Salary($)		Bonus($)		Stock Awards($)(1)	All Other Compensation($)		Total($)

Harry H. Graves	2006	740,000	(2)	—	(3)	1,571,115	37,606	(4)	2,348,721
President and Chief Executive Officer

Steven G. Rolls	2006	527,083		300,000	(5)	2,578,125	4,899		3,410,107
Chief Financial Officer

Dr. Steven C. Vick	2006	154,167		—		1,468,750	771		1,623,688
Chief Technology Officer

Richard A. Bailey	2006	175,000		—		999,086	869		1,174,955
Chief Operating Officer

Lynne R. Graves	2006	97,200		—		784,910	441		882,551
Secretary

(1)	This column represents the dollar amount recognized by us for the 2006 fiscal year under Statement of Financial Accounting Standards, or SFAS, No. 123(R) for the fair value of restricted stock units granted to our named executive officers in 2006 and prior fiscal years. For information about the assumptions and underlying calculations upon which we base the amounts recognized by us under SFAS No. 123(R), see Notes 1 and 14 to the Consolidated Financial Statements appearing elsewhere in this prospectus. See the 2006 grants of plan-based awards table below for information on awards made in 2006. These amounts reflect our accounting expense for these awards and do not correspond to the actual value that will be recognized by the named executive officers.

(2)	Due to our negative cash position, only $415,933 of this amount has been paid. We intend to pay Mr. Graves the balance due upon the closing of this offering.

(3)	Mr. Graves was entitled to a bonus of $730,000 under the terms of his employment agreement. Mr. Graves declined to receive his 2006 bonus and it is therefore not reflected in this table.

(4)	The amount includes (a) life insurance premiums of $24,330; (b) professional club dues of $10,349; (c) the $1,007 premium paid by us for Mr. Graves under the group life insurance policy we maintain; and (d) office parking space expenses of $1,920.

(5)	Due to our negative cash position, this amount has not been paid to Mr. Rolls. We intend to pay the full amount to Mr. Rolls upon the closing of this offering.

2006 grants of plan-based awards

The following table sets forth certain information with respect to grants of plan-based awards for the year ended December 31, 2006 to our named executive officers.

Name	Grant Date(1)	Date of Board Meeting at Which Grant Was Approved	Estimated Future Payouts Under Non- Equity Incentive Plan Awards(2)				All Other Stock Awards: Number of Shares of Stock or Units (#)(5)	Grant Date Fair Value of Stock and Option Awards($)(6)
			Thresh- old($)	Target($)(3)	Maximum($)(4)

Harry H. Graves	—	—	730,000	730,000	—	(4)	—	—
Steven G. Rolls	2/1/2006		—	575,000	575,000		75,000	5,625,000
Dr. Steven C. Vick	3/1/2006		300,000	300,000	185,000		47,000	3,525,000
Richard A. Bailey	8/1/2006		—	—	175,000		2,700	540,000
Lynne R. Graves	—	—	—	—	—		—	—

(1)	Represents the grant dates for equity-based awards.

(2)	The actual cash bonus awards earned for fiscal 2006 for each named executive officer is set forth in the Summary compensation table above. As such, the amounts set forth in these columns do not represent additional compensation earned by the named executive officers for fiscal 2006. For a description of our annual cash bonus program, please see “—Compensation discussion and analysis—Executive compensation programs—Annual cash incentives” above.

(3)	This column sets forth the target bonus amount for Messrs. Graves and Rolls for the year ended December 31, 2006, as established under their respective employment agreements with us. Mr. Graves declined to receive this bonus.

(4)	This column sets forth the maximum bonus amount for the named executive officers. The amount for Mr. Rolls is as set forth in his employment agreement. Mr. Graves potentially could have received an additional cash bonus above $730,000, the amount of which would have been entirely in the discretion of our board of directors. Mr. Graves declined to receive his bonus for fiscal 2006. The amounts for Messrs. Vick and Bailey are as established under our annual cash bonus program, which was 100% of their respective base salaries for fiscal 2006.

(5)	Represents shares of common stock that may be issued as a result of restricted stock units granted in fiscal 2006 under our profit sharing trust plan, which we have amended and restated as our stock incentive plan, subject to receipt of shareholder approval. Under the terms of the plan and the related award notice for each named executive officer, grants of restricted stock units will vest at the end of the restricted period specified in the notice of award, which is February 1, 2008, March 1, 2008 and August 1, 2008 for Messrs. Rolls, Vick and Bailey, respectively, so long as the participant remains employed by us during that period. The underlying shares of common stock will be issuable within 30 days following the executive’s separation from service, subject to a six-month delay under Section 409A of the Internal Revenue Code for specified employees.

(6)	Valuation of awards is based on the grant date fair value of the awards, determined pursuant to SFAS 123(R).

Discussion of summary compensation and grants of plan based awards table

Our executive compensation policies and practices, pursuant to which the compensation set forth in the Summary compensation table and the 2006 grants of plan based awards table was paid or rewarded, are described under “—Compensation discussion and analysis.” A summary of certain material terms of our compensation plans and arrangements is set forth below.

Employment agreements

We have employment agreements with Harry H. Graves, our President and Chief Executive Officer, and Steven G. Rolls, our Chief Financial Officer.

Mr. Graves.    We entered into an employment agreement with Mr. Graves effective as of January 1, 2006 and amended effective June 1, 2007, which provides for a seven-year initial term of employment that is automatically extended for one-year periods until terminated. The current term of the agreement is scheduled to expire on January 1, 2013. Under the agreement, we agreed to pay Mr. Graves an annual base salary of $740,000 and a minimum annual bonus, payable each January 30, of $730,000 as long as his performance meets the reasonable expectations of our board of directors. Any bonus in excess of the minimum annual bonus will be paid solely at the discretion of our board of directors. In the event Mr. Graves’ employment agreement is terminated by us without “Cause” or by him in a manner that satisfies the definition of a “Separation from Service for Good Reason,” as these terms are defined in the employment agreement, (i) we will be obligated to pay him an amount equal to the sum of his then-current rate of base salary that would have been payable had he remained employed by us during the remainder of the term of his employment agreement in effect immediately prior to the date of termination, payable in accordance with our normal payroll procedures, and (ii) we will pay Mr. Graves’ health care continuation coverage costs for the COBRA continuation period. In addition, if we terminate Mr. Graves’ employment agreement without Cause, we have agreed to pay him a lump sum payment of $10,000,000. “Cause” and “Separation from Service for Good Reason” are described below, under “—Potential payments upon termination or change in control–Potential payments upon termination.”

Mr. Rolls.    We entered into an employment agreement with Mr. Rolls effective as of February 1, 2006 and amended effective June 1, 2007. The agreement provides that Mr. Rolls is an at-will employee and may be terminated for any reason at any time. Under the agreement, we agreed to pay Mr. Rolls an annual base salary of $575,000 and a minimum annual bonus, payable each January 30, of $300,000 if Mr. Rolls satisfies all reasonable performance expectations of our board of directors, but not to exceed $575,000 per year. Mr. Rolls was also granted restricted stock units representing the right to acquire 75,000 shares of common stock pursuant to the terms and subject to the conditions of our profit sharing trust plan, which will be amended and restated as our stock incentive plan, subject to receipt of shareholder approval. In the event that Mr. Rolls’ employment agreement is terminated by us without “Cause,” as that term is defined in the employment agreement, we will be obligated to pay Mr. Rolls an amount equal to the sum of his then-current rate of base salary that would have been payable had he remained employed by us until the earlier of the following dates: (i) the date that is nine months after the date Mr. Rolls is terminated, and (ii) the date Mr. Rolls obtains other employment. In the event that Mr. Rolls’ employment agreement is terminated by him in a manner that satisfies the definition of a “Separation from Service for Good Reason,” as that term is defined in the employment agreement, (i) we will be obligated to pay Mr. Rolls an amount equal to the sum of his then-current rate of base salary and annual bonus that would have been payable had he remained employed by us during the following two years, payable in accordance with our normal payroll procedures, (ii) we will pay Mr. Rolls’ health care continuation coverage costs for the COBRA continuation period, and (iii) Mr. Rolls will become vested in any unvested restricted stock units. “Cause” and “Separation from Service for Good Reason” are described below, under “—Potential payments upon termination or change in control—Potential payments upon termination.”

Stock Incentive Plan

Our profit sharing trust plan, which we have amended and restated as our stock incentive plan, subject to receipt of shareholder approval, was approved by our board of directors in 1989 and was memorialized in a written plan in December 2004. The amended and restated stock incentive plan has not been approved by our shareholders, but prior to the completion of this offering we intend to propose that our shareholders approve the amended and restated stock incentive plan described below. We intend to make all of our equity-based awards on a going-forward basis under the stock incentive plan.

The purpose of our stock incentive plan is to attract, retain and motivate officers and other key employees and to provide these persons with incentives and rewards for superior performance and contribution. The awards under our profit sharing trust plan historically had been determined by Mr. Graves, but the stock incentive plan, as amended, will be administered by the compensation committee of our board of directors. Under the stock incentive plan, as amended, our compensation committee may authorize grants to participants of stock options, stock appreciation rights, restricted stock and restricted stock units. The award agreements issued under the stock incentive plan list the conditions and restrictions that must be satisfied for an individual to vest in the award.

Our compensation committee selects plan participants, provided that only individuals who are our officers or key employees (as determined by the management committee) at the time they are selected (or who have agreed to commence serving in any such capacity within 90 days of the date of grant) are eligible to participate.

The compensation committee may at any time amend or terminate the stock incentive plan in whole or in part. The stock incentive plan will continue in effect until the date on which all shares of common stock available for issuance under the plan have been issued.

As of the date of this prospectus, 831,459 shares of our common stock were subject to restricted stock unit grants under the stock incentive plan. The stock incentive plan provides for an additional 500,000 shares of our common stock to be authorized for issuance under the plan.

Outstanding equity awards at fiscal year-end

The following table sets forth certain information with respect to outstanding equity awards at December 31, 2006 with respect to each of our named executive officers.

	Stock Awards
Name	Number of Shares or Units of Stock Held That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)

Harry H. Graves	21,000	$
Steven G. Rolls	75,000
Dr. Steven C. Vick	47,000
Richard A. Bailey	12,000 2,700
Lynne R. Graves	7,000

(1)	Represents a grant of restricted stock units under our profit sharing trust plan, which we have amended and restated as our stock incentive plan, subject to receipt of shareholder approval. Following vesting, the units are paid out in shares of our common stock within 30 days after the named executive officer’s separation from service (as defined in Section 409A of the Internal Revenue Code). Payment of the awards is subject to a six-month delay under the Internal Revenue Code for specified employees. Vesting occurs on the applicable vesting date, subject to the executive remaining continuously employed by us prior to the vesting date. For Mr. Graves and Mrs. Graves, the applicable vesting date is December 31, 2007. For Mr. Rolls, the applicable vesting date is February 1, 2008. For Mr. Vick, the applicable vesting date is March 1, 2008. For Mr. Bailey, the applicable vesting date is December 31, 2007 with respect to 12,000 shares and August 1, 2008 with respect to 2,700 shares. The restricted stock units do not pay dividends.

(2)	The amounts shown in this columns were calculated on the basis of the assumed initial public offering price of $ .

Stock vested

The following table sets forth certain information with respect to the vesting of restricted stock units during the fiscal year ended December 31, 2006 for our named executive officers.

	Stock Awards
Name	Number of Shares Acquired on Vesting(#)	Value Realized on Vesting($)(1)

Harry H. Graves	21,000	$
Steven G. Rolls	—
Dr. Steven C. Vick	—
Richard A. Bailey	11,700
Lynne R. Graves	14,000

(1)	The value realized on vesting was determined on the basis of the assumed initial public offering price of $ .

Pension benefits

Our named executive officers participate in our tax-qualified 401(k) plan. We do not sponsor a tax-qualified defined benefit plan.

Non-qualified deferred compensation

We currently do not sponsor a non-qualified defined contribution plan or other deferred compensation plans. Our compensation committee may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if the compensation committee determines that doing so is in our best interests.

Potential payments upon termination or change in control

Potential payments upon termination

Under employment agreements with us, in the event that the employment of Mr. Graves or Mr. Rolls is terminated by us without “Cause” or by Mr. Graves or Mr. Rolls in a manner that satisfies the definition of a “Separation from Service for Good Reason,” Mr. Graves and Mr. Rolls will be entitled to the respective severance payments as described below.

In the event that Mr. Graves’ employment agreement is terminated by us without “Cause” or by him in a manner that satisfies the definition of a “Separation from Service for Good Reason,” as these terms are defined in the employment agreement, (i) we will be obligated to pay Mr. Graves an amount equal to the sum of his then-current rate of base salary that would have been payable had he remained employed by us during the remainder of the term of his employment agreement in effect immediately prior to the date of termination, payable in accordance with our normal payroll procedures, and (ii) we will pay Mr. Graves’ health care continuation coverage costs for the COBRA continuation period. In addition, if we terminate Mr. Graves’ employment without “Cause,” we have agreed to pay him a lump sum payment of $10,000,000.

In the event that Mr. Rolls’ employment agreement is terminated by us without “Cause,” as that term is defined in the employment agreement, we will be obligated to pay Mr. Rolls an amount equal to the sum of his then-current rate of base salary that would have been payable had he remained employed by us until the earlier of the following dates: (i) the date that is nine months after the date Mr. Rolls is terminated, and (ii) the date Mr. Rolls obtains other employment. In the event that Mr. Rolls’ employment agreement is terminated by him in a manner that satisfies the definition of a “Separation from Service for Good Reason,” as that term is defined in the employment agreement: (i) we will be obligated to pay Mr. Rolls an amount equal to the sum of his then-current rate of base salary and annual bonus that would have been payable had he remained employed by us during the following two years, payable in accordance with our normal payroll procedures, (ii) we will pay Mr. Rolls’ health care continuation coverage costs for the COBRA continuation period, and (iii) Mr. Rolls will become vested in any unvested restricted stock units.

Notwithstanding the foregoing, our obligation to make these severance payments to each of Messrs. Graves and Rolls is generally subject to their execution of a general release of all claims against us, and their respective executive’s continued compliance with his confidentiality, non-solicitation and non-disparagement obligations under their respective employment agreements.

“Cause” as defined in Mr. Graves’ employment agreement means a termination following our determination that Mr. Graves has:

•

materially failed to perform the duties assigned to him under his employment agreement or has abandoned those duties and has not remedied the situation within 15 days after receipt of written notice from us specifying the failure or abandonment;

•	failed to abide by our policies, rules, procedures or directives;

•

acted with gross negligence or with willful misconduct in his conduct which resulted or could have resulted in harm to our standing and/or reputation among shareholders, customers, suppliers, employees, government regulators, public officials or other business relationships;

•	been found guilty by, or has entered a plea of nolo contendere with a court of law with respect to fraud, dishonesty and/or a felony crime; or

•

engaged in other misconduct, including but not limited to, breach of fiduciary duty, theft, fraud, dishonesty, embezzlement, violation of securities laws, violation of employment-related laws, or falsification of employment applications or other business records.

“Cause” as defined in Mr. Rolls’ employment agreement means a termination following our determination that he has:

•	abandoned his assigned duties whether through absence or failure to perform his duties (other than by reason of incapacity due to physical or mental illness) for a period of 15 or more days;

•

acted with gross negligence or with willful misconduct in his conduct which resulted or could have resulted in harm to our standing and/or reputation among shareholders, customers, suppliers, employees, government regulators, public officials or other business relationships;

•	been found guilty by, or has entered a plea of nolo contendere with a court of law with respect to fraud, dishonesty and/or a felony crime; or

•

engaged in other misconduct, including but not limited to, breach of fiduciary duty, theft, fraud, dishonesty, embezzlement, violation of securities laws, violation of employment-related laws, or falsification of employment applications or other business records.

A “Separation from Service for Good Reason” is defined in the employment agreements of each of Messrs. Graves and Rolls as a situation where:

•

the executive experiences a material reduction in base salary, authority, duties, or responsibilities, a material change in the authority, duties or responsibilities of the supervisor to whom he reports, a material reduction in the budget over which he has authority, a material change in the geographic location at which he must perform services, or a material breach by us of the employment agreement (the “condition”);

•	he provides us notice no more than ninety days after the initial existence of the condition;

•	we fail to cure the condition within thirty days after receiving notice; and

•	he voluntarily terminates employment within ten days after the cure period.

If Messrs. Graves or Rolls had been terminated without “Cause” or had terminated their employment with us in a manner that satisfies the definition of a “Separation from Service for Good Reason” on December 31, 2006, the approximate value of the severance benefits under the employment agreement for each such named executive officer would have been as follows: Mr. Graves: $4,440,000 ($14,440,000 if involuntarily terminated without “Cause” due to the $10,000,000 lump sum payment); and Mr. Rolls: $1,750,000 ($431,250 if involuntarily terminated without “Cause”). Under the award agreements relating to each grant of restricted stock units to our named executive officers under our stock incentive plan, all unvested restricted stock units held by these executives will be forfeited upon termination, except (i) under limited circumstances such as a leave of absence approved by us or a transfer of employment among us and our subsidiaries, and (ii) with respect to Mr. Rolls, in the event he terminates in a manner that satisfies the definition of a “Separation from Service for Good Reason.”

Potential payments upon a change in control

The employment agreements of Messrs. Graves and Rolls do not provide for payments in connection with a change in control of us, other than as described above in connection with a termination by us without “Cause” or by them in a manner that satisfies the definition of a “Separation from Service for Good Reason.”

Director compensation

None of our directors received compensation in 2006 for services as a director. In January 2007 our board of directors approved a grant of 175 shares of our common stock to Mr. Walker in consideration of his service as a non-employee director in 2006. Effective with respect to the 2007 fiscal year, each non-employee member of our board of directors will be entitled to an annual board fee of $35,000, which the director may elect to receive in cash or in shares of our common stock.

Prior to the closing of this offering, the compensation and benefits for service as a member of our board of directors have been determined primarily by our board of directors. After the closing of this offering, we expect that our compensation committee will determine all compensation and benefits for our directors in consideration of their service on the board.

Corporate governance

We believe that good corporate governance is important to ensure that, as a public company, we will be managed for the long-term benefit of our shareholders. In preparation for the offering being made by this prospectus, we and our board of directors have been reviewing the corporate governance policies and practices of other public companies, as well as those suggested by various authorities in corporate governance. We have also considered the provisions of the Sarbanes-Oxley Act and the rules of the SEC and The Nasdaq Stock Market. Based on this review, our board of directors has taken steps to implement many of these provisions and rules. In particular, we have established and adopted charters for the audit committee, compensation committee and nominating and governance committee, as well as a code of business conduct and ethics applicable to all of our directors, officers, and employees.

Compensation committee interlocks and insider participation

Upon the closing of this offering, our compensation committee will be comprised of Messrs. Proctor, Stocks and Walker. Upon the closing of this offering, none of our executive officers will serve as a member of our board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the persons who will be members of our compensation committee upon the closing of this offering will have ever been employed by us.

Certain relationships and related transactions

In addition to the director and executive compensation arrangement discussed above under “Management,” the following is a description of transactions since January 1, 2004, in which we have been a participant, in which the amount involved exceeded or will exceed $120,000 and in which any of our directors or executive officers or their immediate family members, beneficial owners of more than 5% of our capital stock or their immediate family members, had or will have a direct or indirect material interest.

Strategic alliance agreement with Porvair Filtration Group Ltd.

We are party to a strategic alliance agreement dated April 3, 2003 with Porvair Filtration Group Ltd. (Porvair), which is also discussed under “Business—Strategic alliances—Strategic alliance with Porvair,” pursuant to which we have agreed to purchase exclusively from Porvair and its affiliates all of our present and future requirements for SG filters for any E-Gas™ technology project anywhere in the world, as well as any filter-related equipment required with respect thereto that Porvair or its affiliates manufacture or are otherwise able to supply and which it or its affiliates agreed to supply. Benjamin Stocks, who we expect to be a member of our board of directors upon the completion of this offering, is the Group Chief Executive of Porvair plc.

All sales of filters and filter-related equipment under the strategic alliance agreement will be subject to reasonably competitive pricing and terms, which are not specified in the agreement, and each requirement or portion of a requirement that Porvair agrees to supply will be represented by a separate purchase order or separate contract with a term of not less than 15 years. The strategic alliance agreement terminates on the later of the date on which Porvair and its affiliates collectively have received $20 million in sales revenue from us and our affiliates or April 3, 2008. See “Business—Strategic alliances—Strategic alliance with Porvair.”

Strategic alliance agreement with Oxbow Carbon & Minerals LLC

We are party to a strategic alliance agreement dated December 21, 2006 with one of our shareholders, Oxbow Carbon & Minerals LLC (Oxbow). See “Business—Strategic alliances—Strategic alliance with Oxbow Carbon & Minerals.” John P. Stauffer, who we expect to be a member of our board of directors upon the completion of this offering, is the Vice President of Project Development of Oxbow.

The strategic alliance agreement provides for each of the following:

•

the formation of a strategic alliance between Oxbow and us under which each party will be the other party’s preferred supplier of certain goods and services, the terms of which, including the pricing and economic terms, will be subject to mutual agreement by the parties;

•

the sale by us of 25,000 shares of our common stock (not giving effect to the     -for-1 stock split of our common stock to be effected immediately prior to the effectiveness of this offering) to Oxbow for an aggregate purchase price of $5 million, and our agreement to issue additional common shares to Oxbow if we issue certain securities at a price of less than $200 per share on or prior to the earlier of December 31, 2007 or the date on which we close this offering;

•	our agreement to ensure that during the term of the strategic alliance agreement and for so long as Oxbow continues to own at least 15,000 shares of our common stock (as adjusted to

reflect any subsequent stock splits, but not including the     -for-1 stock split of our common stock to be effected immediately prior to the effectiveness of this offering), Oxbow will have a seat on our board of directors;

•

the potential investment by Oxbow of $10 million in Lima Energy Company, our subsidiary, as consideration for obtaining a fuel supply management agreement for the Lima project and certain other revenues and benefits specified in the strategic alliance agreement;

•

Oxbow’s entitlement, if it completes its investment in Lima Energy Company, to (i) 4% of the Lima project’s pre-tax project cash flow after debt service and operation and maintenance expenses, subject to satisfaction of the same lender covenants which will apply to distributions to equity investors in the Lima facility, (ii) 2% of those non-operation and maintenance revenues of GEC related to the Lima facility, and (iii) a seat on the board of directors of GEC or any subsidiary or affiliate of GEC which is responsible for the engineering, procurement and construction contract for the Lima facility;

•

the entry by Oxbow and us, if Oxbow’s investment in Lima Energy Company is completed, into a fuel management and supply agreement for all fuel to be utilized by the Lima facility, under which Oxbow will be paid a management fee of $1 million per year, a base commission of $0.12 per MMBtu consumed by the Lima facility, and 1/3 of any fuel cost savings below $1.07 per MMBtu delivered to the Lima facility, increasing each year beginning in 2009 in accordance with increases in the Consumer Price Index; and

•

the right of Oxbow to take over the development and management of the Lima facility if Oxbow funds its investment in Lima Energy Company and either or both of the following conditions occur: (i) the closing and funding of the Lima Energy Company project financing does not occur on or before December 31, 2007, or (ii) there is a delay of twelve months or more in meeting specified project milestones.

Legal fees

The law firm of Winston & Strawn LLP served as our legal counsel in 2004. Messrs. O’Leary and Proctor, each of whom we expect to be a member of our board of directors upon completion of this offering, are a senior consultant and Of Counsel, respectively, at Winston & Strawn LLP. In 2005, we paid legal fees of approximately $225,000 to Winston & Strawn LLP for services rendered in 2004 and prior years.

Subsidiary relationships

We own 76% of our subsidiary, Global Energy Europe Limited. The remaining 24% interest is owned by The Belcaro Group, a partnership controlled by Harry H. Graves, our President and Chief Executive Officer, a director, and a holder of over 5% of our outstanding capital stock, and Joseph O’Leary, whom we expect to be a member of our board of directors upon the completion of this offering. In addition, we own two gasifiers located at the Westfield gasification and electric generating facility in Fife, Scotland through Global Energy Europe Limited, and Fife Energy Ltd., which is a wholly owned subsidiary of Global Energy Europe Limited.

We own 77% of our subsidiary, Global Energy de Mexico, S.A. de C.V. The remaining 23% interest is owned by Harmon S. Graves, the cousin of Mr. Graves (and, by virtue of marriage, Mrs. Graves, our Secretary and a director).

Upon the closing of this offering, we intend to acquire The Belcaro Group’s 24% interest in Global Energy Europe Limited and Mr. Harmon S. Graves’ 23% interest in Global Energy de Mexico, S.A. de C.V., in each case in exchange for a number of shares of our common stock to be determined upon the completion of independent valuations of Global Energy Europe Limited and Global Energy de Mexico, S.A. de C.V., respectively.

Other transactions involving our directors or executive officers

In September 2006 we entered into an agreement to borrow up to $400,000 from Lynne R. Graves, who has served as our Secretary and as a member of our board of directors prior to this offering. Under the terms of the demand note providing for the loan, we were permitted to borrow up to $400,000 from Mrs. Graves until January 31, 2007. Amounts drawn under the note were payable upon demand and with a facility fee of $8,000, and if the principal was not paid in full at January 31, 2007, a penalty of 10% of the outstanding principal was to be applied to the remaining balance with interest accruing on this new balance at the rate of 10% per year. In addition, for each draw on the note, we incurred a financing fee of 25% of the amount drawn. Payments to Mrs. Graves under the demand note in 2006 totaled $400,000 in principal. $111,600 of interest and fees remain due and outstanding.

In April 2007 we borrowed $65,000 from Harry H. Graves, our President and Chief Executive Officer, a member of our board of directors, and a holder of over 5% of our outstanding capital stock, pursuant to the terms of a promissory note providing for a financing fee of $16,250. The principal sum of $65,000 plus the financing fee are due and payable no later than September 15, 2007. If the principal amount is not paid in full on or about that date, we are obligated to pay a penalty in the amount of 10% of the outstanding principal, and interest will accrue on the remaining balance at the rate of 7% per year. If the loan is not repaid in full on the due date, we intend to use proceeds of this offering to repay all balances related to the note.

In January 2004, Harry H. Graves, our President and Chief Executive Officer, a member of our board of directors, and a holder of over 5% of our outstanding capital stock, personally guaranteed $250,000 of a $2,000,000 loan made by Ohio National Financial Services, Inc. to our subsidiary, Lima Energy Company.

Since February 13, 2006 our subsidiary Lima Energy Company has employed H. Lee Reichart. Mr. Reichart is the brother-in-law of Harry H. Graves, our President and Chief Executive Officer, a member of our board of directors, and a holder of over 5% of our outstanding capital stock. Mr. Reichart receives a salary commensurate with his position.

Prior to the closing of this offering, Lynne R. Graves intends to resign both as our Secretary and as a member of our board of directors and at that time will become our Manager, Special Projects. Mrs. Graves is the wife of Harry H. Graves, our President and Chief Executive Officer.

Liability limitations and indemnifications

Our amended and restated code of regulations, as amended, provides that we must indemnify our directors and officers against any liability, potential or actual, in connection with any threatened, pending or completed action, suit or proceeding relating to the directors’ and officers’ positions as a director or officer and against any expenses incurred in defending these matters. We must advance expenses, including attorneys’ fees, to our directors and officers without the need for recoupment in connection with these matters, subject to very limited exceptions. To the extent the provisions of our code of regulations are determined to be inoperative or ineffective, we are obligated to indemnify our directors and officers to the full extent provided under applicable provisions of the Ohio Revised Code.

Employment Agreements

We have entered into employment agreements with our chief executive officer and our chief financial officer. Both employment agreements provide for severance benefits under certain circumstances. For more information regarding these agreements, see “Executive and director compensation–Discussion of summary compensation and grants of plan based awards table–Employment Agreements.”

Restricted stock units

In 2005 and 2004, we granted restricted stock units to our executive officers under our profit sharing trust plan, which we have amended and restated as our stock incentive plan, subject to receipt of shareholder approval. For more information regarding these restricted stock units, see “Compensation discussion and analysis.”

Policies and procedures with respect to related party transactions

Upon the closing of this offering and in accordance with its written charter, our audit committee, which will be comprised of all independent directors, will be responsible for reviewing all related party transactions for potential conflict of interest situations on an ongoing basis, and the approval of the audit committee will be required for all such transactions. The term “related party transactions” refers to transactions required to be disclosed in our filings with the SEC pursuant to Item 404 of Regulation S-K.

Principal shareholders

The following table shows information regarding the beneficial ownership of shares of our common stock as of the date of this prospectus and shows the number and percentage of shares of our common stock owned by:

•	each person who is known by us to beneficially own more than 5% of our common stock;

•	each member of our board of directors (as it will be composed upon the closing of this offering);

•	each of our named executive officers; and

•	all members of our board of directors and our named executive officers as a group.

Beneficial ownership is determined under rules issued by the SEC. Under these rules, beneficial ownership of common stock includes (1) any shares as to which the person or entity has sole or shared voting power or investment power and (2) any shares as to which the person or entity has the right to acquire beneficial ownership within 60 days after the date of this prospectus.

Each shareholder’s percentage ownership before this offering is based on 5,747,706 shares of our common stock outstanding as of the date of this prospectus, as adjusted to reflect at that date:

•	the automatic conversion of all shares of our outstanding cumulative convertible redeemable preferred stock into 185,449 shares of our common stock upon the closing of this offering;

•

the conversion of $4.10 million in outstanding principal and accrued interest as of September 30, 2007 under a $2.0 million secured 9% note issued to a third party in January 2004, with an additional $2.0 million representing a bond fee due on such secured note in connection with its overdue status, into 54,838 shares of our common stock upon the closing of this offering, assuming (i) a closing date of September 30, 2007, (ii) that the third party elects to convert the outstanding principal, accrued interest and bond fee into shares of our common stock on the assumed closing date, and (iii) that the third party elects to accept as part payment for the loan 53,334 shares of common stock currently issued in its name as collateral for the loan;

•

the conversion of $3.75 million in outstanding principal and accrued interest as of September 30, 2007 under a $2.8 million secured note bearing interest at LIBOR plus 5% issued in December 2002 to an affiliate of the third party referenced above, into 31,410 shares of our common stock upon the closing of this offering, assuming (i) a closing date of September 30, 2007, (ii) that the third party elects to convert the outstanding principal and accrued interest into shares of our common stock on the assumed closing date, and (iii) that the third party elects to accept as part payment for the loan 29,756 shares of common stock currently issued in its name as collateral for the loan; and

•

the retirement by us of 25,313 shares of our common stock which we expect to be required to purchase upon the closing of this offering from one of our shareholders, as discussed in the section entitled “Description of capital stock.”

Our profit sharing trust plan, which we have amended and restated as our stock incentive plan subject to receipt of shareholder approval, provides for the issuance of shares only upon a participant’s separation from service. Accordingly, the table below assumes that no shares of our common stock may be acquired by the individuals listed in the table within 60 days after the date

of this prospectus under the profit sharing trust plan. In addition, the table below does not reflect a proposed     -for-1 stock split of our common stock to be effected immediately prior to the effectiveness of this offering. We have granted the underwriters an option to purchase up to          additional shares of our common stock to cover overallotments, if any, and the table below assumes no exercise of that option. The table also does not reflect the issuance of          shares of our common stock to minority shareholders of our Global Energy Europe Limited and Global Energy de Mexico, S.A. de C.V. subsidiaries upon the closing of this offering.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of our common stock, except to the extent authority is shared by spouses under community property laws. Except as otherwise indicated in the table below, addresses of named beneficial owners are in care of Global Energy, Inc., 312 Walnut Street, Suite 2300, Cincinnati, Ohio 45202.

Name and Address of Beneficial Owner	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
	Number	Percentage	Number	Percentage

5% Shareholders:
Fifth Third Bank, Trustee(1)	900,000	15.7%
The Belcaro Group	300,000	5.2%

Executive Officers and Directors:
Harry H. Graves(2)	3,970,237	69.1%
Steven G. Rolls	—	—
Dr. Steven C. Vick	—	—
Richard A. Bailey	5,000	*
Lynne R. Graves(3)	3,970,237	69.1%
Dwight N. Lockwood	—	—
Douglas C. Taylor	—	—
Timothy B. Ferguson	—	—
Jimmie R. Bowden	48,500	*
James H. Burnley IV	1,000	*
J. Bradley Davis	15,750	*
Joseph E. O’Leary(4)	74,000	*
John P. Proctor	21,000	*
John P. Stauffer	—	—
Benjamin O. Stocks	—	—
Michael R. Walker	175	*

All executive officers and directors as a group (16 persons)	4,135,662	72%

*	Less than 1%.

(1)	Fifth Third Bank, 38 Fountain Square Plaza, Floor 17, Cincinnati, Ohio 45202.

(2)	Includes 1,183,597 shares beneficially owned by Mr. Graves’ spouse, 105,134 shares beneficially owned by Mr. Graves’ children and 255,000 shares owned by The Belcaro Group. Mr. Graves has sole investment and voting power with respect to, and therefore may be deemed the beneficial owner of, 255,000 shares of common stock held by The Belcaro Group.

(3)	Includes 2,681,506 shares beneficially owned by Mrs. Graves’ spouse, 105,134 shares beneficially owned by Mrs. Graves’ children, and 900,000 shares held in trust by Fifth Third Bank as trustee for the benefit of Mrs. Graves.

(4)	Includes 45,000 shares owned by The Belcaro Group. Mr. O’Leary has sole investment and voting power with respect to, and therefore may be deemed the beneficial owner of, 45,000 shares of common stock held by The Belcaro Group.

Description of capital stock

Immediately following the closing of this offering, our authorized capital stock will consist of 400,000,000 shares of our common stock, no par value, and 500,000 shares of undesignated preferred stock, no par value. The following description of our capital stock, upon the closing of this offering, does not purport to be complete and is subject to, and qualified in its entirety by, our Articles of Incorporation, as amended, and our Amended and Restated Code of Regulations, as amended, which are exhibits to this registration statement of which this prospectus forms a part, and by applicable law. We refer in this section to our Articles of Incorporation, as amended, as our Articles of Incorporation, and we refer to our Amended and Restated Code of Regulations, as amended, as our Code of Regulations.

Common stock

As of the date of this prospectus, there were 5,559,099 shares of our common stock and 105,086 shares of our preferred stock outstanding (not assuming the conversion of all of our outstanding preferred stock into our common stock to be effected immediately prior to the closing of this offering), which are held by 97 shareholders of record. Upon the closing of this offering, there will be 5,747,706 shares of our common stock outstanding and no shares of preferred stock outstanding. Holders of our common stock will be entitled to one vote per share on matters to be voted on by shareholders and also will be entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor. Subject to the rights of the holders of any preferred stock then outstanding, holders of our common stock will have exclusive voting rights for the election of our directors and all other matters requiring shareholder action, except with respect to amendments to our Articles of Incorporation that alter or change the powers, preferences, rights or other terms of any outstanding preferred stock if the holders of such affected series of preferred stock are entitled to vote on such an amendment. Upon our liquidation or dissolution, the holders of our common stock will be entitled to receive pro rata all assets remaining available for distribution to shareholders after payment of all liabilities and provision for the liquidation of any shares of preferred stock at the time outstanding. Our common stock will have no preemptive or other subscription rights, and there will be no conversion rights or redemption or sinking fund provisions with respect to such stock. The payment of dividends on our common stock will be subject to the prior payment of dividends on any outstanding preferred stock.

Preferred stock

Prior to or upon the closing of this offering, all previously outstanding shares of our preferred stock will be converted into shares of our common stock and no preferred stock will be outstanding. Our Articles of Incorporation currently provide that shares of preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series of our preferred stock. Our board of directors may be able to, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of our common stock, including the common stock offered by this prospectus, and could have anti-takeover effects. We have no present plans to issue any shares of preferred stock after the closing of this offering. The ability of our board of directors to issue preferred stock without shareholder approval could have the effect of delaying, deferring, or preventing a change of control of us or the removal of existing management.

Registration rights

The holders of 306,459 shares of our common stock (assuming the conversion prior to the completion of this offering of all of our outstanding shares of preferred stock but not assuming the exercise of the put right upon the closing of this offering as described below in “—Stockholders agreement”) have certain rights with respect to the registration of their shares of stock, or registrable securities, under the Securities Act, as described below.

Stockholders Agreement

The holder of 253,125 shares of our common stock (or, if the put right discussed below is exercised upon the closing of this offering, 227,813 shares of our common stock) possesses the following registration rights pursuant to the terms of a shareholders agreement, as amended, between that shareholder and us. We have requested that the holder waive its registration rights with respect to this offering.

•

IPO registration rights.    In connection with the closing of this offering, the holder may require us to register all of its registrable securities on the same terms and conditions as our common stock being sold through the underwriters in this offering. If the underwriters in this offering determine and advise in writing that the sale or other distribution of the registrable securities in this offering would interfere with the successful marketing, including pricing, of our common stock being sold through underwriters, then (i) we will remain obligated to register the registrable securities in this offering, but the registrable securities will be subject to a lockup period not to exceed 180 days following the effective date of the registration statement of which this prospectus forms a part so long as all of our officers and directors and holders of at least 1% of our voting securities are bound by similar agreements, and (ii) the holder may exercise its right to require us to purchase from it 10% of its outstanding shares of common stock under the circumstances described below under “—Stockholders Agreement.”

•

Demand registration rights.    If we have not consummated our initial public offering on or prior to October 31, 2007, the holder has the right to require us to register all or any part of its registrable securities under the Securities Act. Upon such a request, we will be required to use our best efforts to effect the registration as part of an initial public offering with underwriters acceptable to us. The holder may only require us to effect a maximum of two registration statements in response to its demand registration rights, and we may delay such registration under certain circumstances for up to 90 days. In addition, the number of shares that may be registered may be reduced by the underwriters in limited situations.

•

Piggyback registration rights.    If we propose to register any of our securities under the Securities Act, the holder is entitled to notice of such registration and is entitled to include all or any part of its registrable securities in the registration, subject to certain limitations. We may delay such registration under certain circumstances for up to 90 days. These registration opportunities are unlimited, but the number of shares that may be registered may be reduced by the underwriters in limited situations in an underwritten offering.

We are generally obligated to bear the expenses of registrations, other than underwriting discounts and commissions. The registration rights of the holder terminate when the holder ceases to own their shares of stock subject to the agreement, or upon the written agreement of the holder and us to terminate the agreement.

In connection with this offering, the holder will be subject to a lockup period not to exceed 180 days following the effective date of the registration statement of which this prospectus forms a part so long as all of our officers and directors and holders of at least 1% of our voting securities are bound by similar agreements. This lockup will exclude shares subject to the holder’s right to require us to purchase from it 10% of its outstanding shares of our common stock under the circumstances described below under “—Stockholders Agreement.”

Pledge and Assignment Agreement

Our repayment obligations under an existing loan are currently secured by the pledge of 53,334 shares of our common stock, which are held in the name of the third party lender. Assuming the third party exercises its right under the related promissory note to convert the full amount of the loan, including accrued interest thereon through September 30, 2007 and a bond fee due on the loan in connection with its overdue status, into shares of our common stock on October 1, 2007, the obligor will possess piggyback registration rights with respect to 54,838 shares of our common stock pursuant to the terms of a pledge and assignment agreement among the third party, Mr. Graves and us. The pledge and assignment agreement provides that if we propose to register any of our securities under the Securities Act, the obligor is entitled to notice of such registration and is entitled to include its registrable securities in the registration, subject to certain limitations. The number of shares that may be registered may be reduced by the underwriters in limited situations in an underwritten offering, and we are not obligated to effect any piggyback registration until 180 days after the closing of our initial public offering.

We are generally obligated to bear the expenses of registrations, other than underwriting discounts and commissions. The registration rights of the holder terminate when the third party ceases to own the shares of stock subject to the pledge and assignment agreement, or upon the written agreement of the third party and us to terminate the pledge and assignment agreement.

In connection with this offering, the third party will be subject to a lockup period not to exceed 180 days following the effective date of the registration statement of which this prospectus forms a part as long as all of our officers and directors and holders of at least 2% of our outstanding securities are bound by similar agreements.

Stockholders Agreement

Under the stockholders agreement discussed above, in addition to the rights described above the holder party to the agreement has the right, in the event that our initial public offering has not been consummated on or prior to October 31, 2007, to require us to redeem all of the issued and outstanding shares of our common stock held by it for a price equal to $200 per share.

In addition, after the effective date of our initial public offering, the holder has the right to require us to purchase from it 10% of its outstanding shares of our common stock, or 25,313 shares, at a price per share equal to the price of a share of common stock in the initial public offering. This right may be exercised within thirty days after the effective date of the registration statement of which this prospectus forms a part. We expect that the holder will exercise its put right upon the closing of this offering.

Certain anti-takeover provisions of Ohio law and our Articles of Incorporation and Code of Regulations

A number of provisions of our Articles of Incorporation and Code of Regulations concern matters of corporate governance and the rights of shareholders. These provisions, as well as the ability of our board of directors to issue shares of preferred stock and to set the voting rights, preferences and other terms of preferred stock, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by our board of directors, including takeovers which our shareholders may deem to be in their best interests. If takeover attempts are discouraged, temporary fluctuations in the market price of our common stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by shareholders, even if the removal or assumption would be beneficial to our shareholders. These provisions also could discourage or make more difficult a merger, tender offer, or proxy contest, even if favorable to the interests of shareholders, and could depress the market price of our common stock. Our board of directors believes that these provisions are appropriate to protect our interests and those of our shareholders. Our board of directors has no present plans to adopt any further measures or devices which may be deemed to have an “anti-takeover effect.”

Meetings of shareholders

Our Code of Regulations provides that a special meeting of our shareholders may be called only by our Chairman of the Board, President, a majority of our board of directors or by the holders of 25% of all shares outstanding and entitled to vote, unless otherwise required by law. Our Code of Regulations provides that only those matters included in the notice of the special meeting may be considered or acted upon at that special meeting.

Director vacancies and removal

Our Code of Regulations provides that vacancies on our board of directors may be filled by the affirmative vote of a majority of the remaining directors. Our Code of Regulations provides that directors may be removed from office with or without cause by the affirmative vote of holders of a majority of the shares then entitled to vote at an election of directors, provided, that unless all directors are removed, no individual director may be removed in the case where the votes cast against his or her removal would be sufficient to elect at least one director if voted cumulatively.

Amendment of Code of Regulations

Our Code of Regulations may be amended or repealed by an affirmative vote of the majority of the shareholders entitled to vote at a meeting called and held for that purpose, or without a meeting by the written consent of the holders of shares entitled to exercise two-thirds of the voting power on such proposal.

Ohio Merger Moratorium Statute

We are an issuing public corporation under Ohio law and will continue to be so on completion of this offering. Chapter 1704 of the Ohio Revised Code (the Merger Moratorium Statute) prohibits certain transactions between an issuing public corporation and an “interested shareholder” for a period of three years following the date on which the person becomes an interested shareholder unless, prior to such date, the directors of the issuing public corporation approve either the transaction or the acquisition of shares pursuant to which such person became an interested shareholder.

An interested shareholder is any person who is the beneficial owner of a sufficient number of shares to allow such person, directly or indirectly, alone or with others, including affiliates and associates, to exercise or direct the exercise of 10% of the voting power of the issuing public corporation in the election of directors.

The transactions restricted by the Merger Moratorium Statute include:

•

any merger, consolidation, combination, or majority share acquisition between or involving an issuing public corporation and an interested shareholder or an affiliate or associate of an interested shareholder;

•

certain transfers of property, dividends, and issuance or transfers of shares, from or by an issuing public corporation or a subsidiary of an issuing public corporation to, with, or for the benefit of an interested shareholder or an affiliate or associate of an interested shareholder unless such transaction is in the ordinary course of business of the issuing public corporation on terms no more favorable to the interested shareholder than those acceptable to third parties as demonstrated by contemporaneous transactions; and

•

certain transactions which (1) increase the proportionate share ownership of an interested shareholder, (2) result in the adoption of a plan or proposal for the dissolution, winding up of the affairs, or liquidation of the issuing public corporation if such plan is proposed by or on behalf of the interested shareholder, or (3) pledge or extend the credit or financial resources of the issuing public corporation to or for the benefit of the interested shareholder.

After the initial three-year moratorium has expired, an issuing public corporation may engage in a transaction subject to the Merger Moratorium Statute if: (1) the acquisition of shares pursuant to which the person became an interested shareholder received the prior approval of the board of directors of the issuing public corporation, (2) the transaction subject to the Merger Moratorium Statute is approved by the affirmative vote of the holders of shares entitled to exercise at least two-thirds of the voting power of the issuing public corporation in the election of directors and by the holders of shares representing at least a majority of voting shares which are not beneficially owned by an interested shareholder or an affiliate or associate of an interested shareholder, or (3) the transaction subject to the Merger Moratorium Statute meets certain statutory tests designed to ensure that it be economically fair to all shareholders.

Provided the issuing public corporation meets certain conditions, the Merger Moratorium Statute does not apply to that corporation if its articles of incorporation contain provisions opting out of it. We have not opted out of the application of the Merger Moratorium Statute. The Merger Moratorium Statute also does not apply to any person who becomes an interested shareholder before the corporation becomes an issuing public corporation.

Control Share Acquisition Act

Section 1701.831 of the Ohio Revised Code (the Control Share Acquisition Act) provides that any control share acquisition will be made only with the prior authorization of the shareholders of an issuing public corporation in accordance with that section. A “control share acquisition” is defined as the direct or indirect acquisition of an issuing public corporation’s shares that would, combined with any currently owned voting power, entitle the acquirer, directly or indirectly, alone or with others, to exercise or direct the voting power of the issuing public corporation’s shares in the election of directors within any of the following ranges:

•	one-fifth or more but less than one-third of such voting power;

•	one-third or more but less than a majority of such voting power; and

•	a majority or more of the voting power of the issuer in the election of directors.

A control share acquisition is not an acquisition pursuant to a merger or consolidation adopted, or a combination or majority share authorized, by vote of the holders of shares entitling them to exercise two-thirds of the voting power of the acquirer, or such lesser amount as the articles of incorporation of the acquiring entity provide, but not less than a majority. The acquiring person in a control share acquisition must deliver an acquiring person statement to the issuing public corporation, at the issuing public corporation’s principal office, setting forth various items as required by the statute. Within 10 days after receipt of the acquiring person’s statement, the directors of the issuing public corporation must call a special meeting of the shareholders of the corporation to vote on the control share acquisition. Notice of this special meeting shall be delivered promptly to all shareholders of record of the issuing public corporation. This meeting must be held within 50 days of receipt by the corporation of the acquiring person’s statement unless otherwise agreed to in writing by the acquiring person and the issuing public corporation.

The proposed control share acquisition will be approved when the following occur:

•	a majority of the voting power of the corporation approves the control share acquisition at a meeting at which a quorum is present in person or by proxy;

•	a majority of those present at the meeting, excluding interested shares, approves the control share acquisition; and

•	the acquisition is consummated no later than 360 days following the shareholder authorization.

The Control Share Acquisition Act does not apply to a corporation whose articles of incorporation or code of regulation contain provisions opting out of it. We have not opted out of the application of the Control Share Acquisition Act.

Other provisions of Ohio law

In addition to the Merger Moratorium Statute and the Control Share Acquisition Act, other provisions of Ohio law:

•

provide a corporation, or in certain circumstances the shareholders of a corporation, a cause of action to recover profits realized under certain circumstances by persons who dispose of securities of a corporation within 18 months after proposing to acquire such corporation; and

•	impose advance filing and notice requirements for tenders of more than 10% of certain Ohio corporations.

Liability limitations and indemnifications

In addition, our Code of Regulations provides that we must indemnify our directors and officers against any liability, potential or actual, in connection with any threatened, pending or completed action, suit or proceeding relating to the directors’ and officers’ positions as a director or officer and against any expenses incurred in defending these matters. We must advance expenses, including attorneys’ fees, to our directors and officers without the need for recoupment in connection with these matters, subject to very limited exceptions. To the extent the provisions of our Code of Regulations are determined to be inoperative or ineffective, we are obligated to indemnify our directors and officers to the full extent provided under applicable provisions of the Ohio Revised Code.

These provisions may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, you may lose some or all of your investment in our common stock if we pay the costs of settlement or damage awards against our directors and officers under these provisions. We believe these provisions are necessary to attract and retain talented and experienced directors and officers.

Trading on The Nasdaq Global Market System

We have applied to have our common stock approved for quotation on The Nasdaq Global Market under the symbol “GEGT.”

Transfer agent and registrar

The name and address of the transfer agent and registrar for our common stock is The Bank of New York, 101 Barclay Street (11E), New York, New York 10286.

Shares eligible for future sale

We cannot predict what effect, if any, market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity-related securities at a time and price that we deem appropriate.

Prior to this offering, there has been no public market for our common stock. Although we intend to apply to list our common stock on The Nasdaq Global Market, we cannot assure you that there will be an active public market for our common stock. Immediately after this offering, not giving effect to the         -for-1 stock split of our common stock to be effected immediately prior to the effectiveness of this offering, we will have          shares of our common stock outstanding, including      shares of our common stock sold by us in this offering, but not including:

•	shares of our common stock issuable upon exercise of the underwriters’ overallotment option;

•

1,331,459 shares of our common stock reserved for issuance under our profit sharing trust plan as of the date of this prospectus, which we have amended and restated as our stock incentive plan, subject to receipt of shareholder approval; and

•

the issuance of          shares of our common stock to minority shareholders of our Global Energy Europe Limited and Global Energy de Mexico, S.A. de C.V. subsidiaries upon the closing of this offering in connection with certain corporate reorganization matters discussed in the section entitled “Certain relationships and related transactions–Subsidiary relationships;”

•

1,504 shares of our common stock will be issued on or about October 1, 2007 in connection the conversion of $4.10 million in outstanding principal and accrued interest as of September 30, 2007 under a $2.0 million secured 9% note issued to a third party in January 2004, with an additional $2.0 million representing a bond fee due on such secured note in connection with its overdue status; and

•

1,654 shares of our common stock will be issued on or about October 1, 2007 in connection with the conversion of $3.75 million in outstanding principal and accrued interest as of September 30, 2007 under a $2.8 million secured note bearing interest at LIBOR plus 5% issued in December 2002 to an affiliate of the third party.

Of the number of shares of our common stock outstanding after this offering, all of the shares of our common stock to be sold in this offering (         shares, or          shares if the underwriters’ overallotment option is exercised in full) will be freely tradable without restrictions or further registration under the Securities Act of 1933, except for any shares purchased by “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933.

All of the remaining shares of our common stock held by existing shareholders (5,744,548 shares, as of the date of this prospectus) are “restricted securities” as that term is defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration, including an exemption under Rule 144 or 701 of the Securities Act of 1933. These rules are summarized below.

Subject to the lock-up agreements between the underwriters and certain of our directors, officers and shareholders described below, the 5,731,056 shares of our common stock that were outstanding as of the date of this prospectus (not giving effect to the         -for-1 stock split of our common stock to be effected immediately prior to the effectiveness of this offering) will become eligible for sale without registration pursuant to Rule 144 or Rule 701 under the Securities Act as follows:

•	1,480,838 shares of our common stock will be immediately eligible for sale in the public market without restriction pursuant to Rule 144(k); and

•

4,250,218 shares of our common stock will be eligible for sale in the public market under Rule 144 or Rule 701 at various times beginning 180 days after the effective date of the registration statement for this offering, subject to volume, manner of sale and other limitations under those rules.

The information above assumes that the only persons who will be deemed affiliates of ours for purposes of Rule 144 are our directors, executive officers and shareholders who will beneficially own 10% or more of our total outstanding common stock after the closing of this offering, calculated in the manner described in the section entitled “Principal shareholders.”

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•

1% of the then-outstanding shares of our common stock, which will equal approximately          shares immediately after the closing of this offering (approximately          shares if the underwriters exercise their overallotment option in full); or

•	the average weekly trading volume in the common stock on The Nasdaq Global Market during the four calendar weeks preceding the date on which notice of sale is filed, subject to restrictions.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least two years, would be entitled to sell those shares of our common stock under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their shares of our common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares of our common stock from us in connection with a compensatory stock plan or other written agreement are eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the public information, volume limitation, notice and holding period provisions, contained in Rule 144.

Lock-up agreements

We, our executive officers, our directors and certain holders of our outstanding common stock and common stock equivalents have agreed, with limited exceptions, that we and they will not offer or sell any shares of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of J.P. Morgan Securities Inc., except in limited circumstances. See the section entitled “Underwriting.”

Stock Incentive Plan

We have amended and restated our profit sharing trust plan as our stock incentive plan, subject to receipt of shareholder approval. Prior to the completion of this offering, we intend to propose to our shareholders the adoption of this stock incentive plan, which is described under “Executive and director compensation—Stock Incentive Plan.” Following the closing of this offering, subject to shareholder approval of the new stock incentive plan, we intend to file a registration statement on Form S-8 with the SEC covering shares of our common stock reserved for issuance under the new plan. This registration statement on Form S-8 is expected to become effective upon filing. Shares covered by this registration statement will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

Registration rights

As described in the section entitled “Description of capital stock—Registration rights,” upon completion of this offering, the holders of 306,459 shares of our common stock (or 281,147 shares assuming the exercise upon the closing of this offering of the put right described above under “Description of capital stock—Registration rights—Stockholders Agreement”) will have the rights, subject to various conditions and limitations, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders, subject to the 180 day lock up arrangement described above. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of our common stock to fall. In addition, any demand to include such shares in our registration statement could have a material adverse effect on our ability to raise needed capital.

Material United States federal income tax consequences

to non-United States holders

The following is a general discussion of the material United States federal income and estate tax considerations applicable to non-United States holders with respect to their ownership and disposition of shares of our common stock purchased in this offering. This discussion is for general information only and is not tax advice. Accordingly, all prospective non-United States holders of our common stock should consult their own tax advisors with respect to the United States federal, state, local and non-United States tax consequences of the purchase, ownership and disposition of our common stock. In general, a non-United States holder means a beneficial owner of our common stock who is not for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation or any other entity or organization taxable as a corporation for United States federal tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia; or

•	an estate, the income of which is included in gross income for United States federal income tax purposes regardless of its source; or

•

a trust if (a) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (b) it has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

This discussion is based on current provisions of the United States Internal Revenue Code of 1986, as amended, existing and proposed United States Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, in effect as of the date of this prospectus, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-United States holders described in this prospectus. We assume in this discussion that a non-United States holder holds shares of our common stock as a capital asset (generally, property held for investment).

This discussion does not address all aspects of United States federal income and estate taxation that may be relevant to a particular non-United States holder in light of that non-United States holder’s individual circumstances, nor does it address any aspects of United States state or local or non-United States taxes. This discussion also does not consider any specific tax consequences that may be relevant to a non-United States holder in light of such holder’s particular circumstances and does not address the special tax rules applicable to particular non-United States holders, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	partnerships or other entities treated as partnerships for United States federal income tax purposes;

•	regulated investment companies or real estate investment trusts;

•	pension plans;

•	individual retirement accounts or other tax-qualified retirement plans;

•	“controlled foreign corporations” or “passive foreign investment companies”;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	certain United States expatriates.

If a partnership (or other entity or organization treated as a partnership for United States federal income tax purposes) holds shares of our common stock, the United States federal income tax treatment of a partner will depend on the status of the partner and the activities of the partnership. Partners of partnerships that hold shares of our common stock should consult their tax advisers.

There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel or ruling from the IRS with respect to the United States federal income or estate tax consequences to a non-United States holder of the purchase, ownership or disposition of our common stock. We urge prospective investors to consult with their own tax advisors regarding the United States federal, state and local and non-United States income and other tax considerations of purchasing, owning and disposing of shares of our common stock.

Distributions on our common stock

Any distributions on our common stock paid to non-United States holders of common stock generally will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-United States holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “—Gain on sale, exchange or other disposition of our common stock.” Dividends paid to a non-United States holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be provided by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-United States holder within the United States (and, if an applicable income tax treaty so provides, are also attributable to a permanent establishment or a fixed base maintained within the United States by such non-United States holder) are generally exempt from the 30% withholding tax if the non-United States holder satisfies applicable certification and disclosure requirements. However, such United States effectively connected income, net of specified deductions and credits, is taxed at the same graduated United States federal income tax rates applicable to United States persons. Any United States effectively connected income received by a non-United States holder that is a corporation may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be provided by an applicable income tax treaty between the United States and such holder’s country of residence.

In order to claim the benefit of a tax treaty or to claim exemption from withholding because dividends paid on our common stock are effectively connected with the conduct of a trade or business in the United States, a non-United States holder must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income, or such successor forms as the IRS designates, prior to the payment of dividends. These forms must be periodically updated. Non-United States holders may be eligible to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on sale, exchange or other disposition of our common stock

In general, a non-United States holder will not be subject to any United States federal income tax or withholding tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

•

the gain is effectively connected with a United States trade or business (and, if an applicable income tax treaty so provides, is also attributable to a permanent establishment or a fixed base maintained within the United States by such non-United States holder), in which case the graduated United States federal income tax rates applicable to United States persons will apply, and, if the non-United States holder is a foreign corporation, the additional branch profits tax described above in “— Distributions on our common stock” may also apply;

•

the non-United States holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-United States holder will be subject to a 30% tax on the net gain derived from the disposition, which may be offset by United States-source capital losses of the non-United States holder, if any; or

•

we are or have been, at any time during the five-year period preceding such disposition (or the non-United States holder’s holding period, if shorter) a “United States real property holding corporation” (USRPHC).

In general, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide (domestic and foreign) real property interests and its other assets used or held for use in a trade or business. For this purpose, United States real property interests include interests in a mine, well, or other natural deposit.

We believe that we currently are, and expect to be for the foreseeable future, a USRPHC for United States federal income tax purposes as a result of our interests in mineral deposits that qualify as United States real property interests. However, as long as our common stock is “regularly traded on an established securities market,” as defined under applicable Treasury Regulations, a non-United States holder will be taxable on gain recognized on the sale or disposition of our common stock only if the non-United States holder actually or constructively holds more than 5% of our common stock at any time during the five-year period ending on the date of such disposition (or such non-United States holder’s holding period, if shorter). If a non-United States holder were subject to United States federal income tax as a result of our status as a USRPHC, any gain or loss on the disposition of the stock would be taken into account as if it were effectively connected with the conduct by the non-United States holder of a trade or business within the United States. For purposes of these rules, a disposition includes a distribution by us with respect to our common stock in excess of our current and accumulated earnings and profits as described above in “—Distributions on our common stock.”

We believe that our common stock should be treated as being regularly traded on an established securities market for purposes of these rules, but there can be no assurance that it will be so treated at all times in the future. If our common stock is not treated as regularly traded on an established securities market, a non-United States holder will be subject to United States federal income tax on a disposition of our common stock, including certain distributions with respect to our common stock that are treated as dispositions as described above, regardless of whether that non-United States holder holds more than 5% of our common stock during the relevant period. In addition, in that event, a purchaser may be required to withhold 10% of the proceeds of the disposition realized by such non-United States holder, and we may be required to withhold 10% of the amount of certain distributions with respect to our common stock that are treated as dispositions as described above.

United States federal estate tax

Shares of our common stock that are owned or treated as owned by an individual non-United States holder at the time of death are considered United States situs assets and will be included in the individual’s gross estate for United States federal estate tax purposes. Such shares, therefore, may be subject to United States federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Backup withholding and information reporting

Under United States Treasury Regulations, we must report annually to the IRS and to each non-United States holder the gross amount of distributions on shares of our common stock paid to such non-United States holder and the tax withheld with respect to those distributions. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable income tax treaty. Pursuant to an applicable tax treaty or agreement, that information may also be made available to the tax authorities in the country in which the non-United States holder resides.

Backup withholding will generally not apply to payments of dividends to a non-United States holder if such holder has provided the required certification that it is not a United States person or certain other requirements are met. Dividends paid to a non-United States holder who fails to certify its status as a non-United States person or otherwise establishes an exemption in accordance with the applicable Treasury Regulations generally will be subject to backup withholding at the applicable rate, currently 28%. Dividends paid to non-United States holders subject to the 30% withholding tax described above in “—Distributions on our common stock,” generally will be exempt from backup withholding.

Payments of the proceeds from a sale or other disposition of shares of our common stock by a non-United States holder through a non-United States office of a non-United States broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner is a non-United States holder and specified conditions are met or an exemption is otherwise established.

Payments of the proceeds from a sale or other disposition of shares of our common stock by a non-United States holder through the United States office of a United States or non-United States broker is generally subject to information reporting and backup withholding unless the non-United States holder certifies under penalties of perjury that it is not a United States person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the non-United States holder’s United States federal income tax liability if certain required information is timely furnished to the IRS. Non-United States holders should consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

Underwriting

J.P. Morgan Securities Inc. is acting as sole book-running manager and         ,          and          are acting as co-managers for this offering.

We and the underwriters named below have entered into an underwriting agreement covering the common stock to be sold in this offering. Each underwriter has severally agreed to purchase, and we have agreed to sell to each underwriter, the number of shares of common stock set forth opposite its name in the following table.

Name	Number of shares

J.P. Morgan Securities Inc.

Total

The underwriting agreement provides that if the underwriters take any of the shares presented in the table above, then they must take all of the shares. No underwriter is obligated to take any shares allocated to a defaulting underwriter except under limited circumstances. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and our independent registered public accountants.

The underwriters are offering the shares of common stock, subject to the prior sale of shares, and when, as and if such shares are delivered to and accepted by them. The underwriters will initially offer to sell shares to the public at the initial public offering price shown on the front cover page of this prospectus. The underwriters may sell shares to securities dealers at a discount of up to $     per share from the initial public offering price. Any such securities dealers may resell shares to certain other brokers or dealers at a discount of up to $     per share from the initial public offering price. After the initial public offering, the underwriters may vary the public offering price and other selling terms.

If the underwriters sell more shares than the total number shown in the table above, the underwriters have the option to buy up to an additional          shares of common stock from us to cover such sales. They may exercise this option during the 30-day period from the date of this prospectus. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The following table shows the per share and total underwriting discounts that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by Us
	Without exercise of Option to purchase additional shares	With exercise of Option to purchase additional shares

Per share	$	$
Total	$	$

The underwriters have advised us that they may make short sales of our common stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a “covered” short position to the extent that it does not exceed the shares subject to the underwriters’ over-allotment option and will be deemed a “naked” short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchase shares in this offering. The underwriters may reduce or close out their covered short position either by exercising the over-allotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Any “naked” short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

The underwriters have advised us that, pursuant to Regulation M under the Securities Act, they may engage in transactions, including stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A “stabilizing bid” is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A “penalty bid” is an arrangement permitting the underwriters to claim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member is purchased by the underwriters in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The underwriters have advised us that stabilizing bids and open market purchases may be effected on The Nasdaq Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

We estimate that our share of the total expenses of this offering, excluding underwriting discounts, will be approximately $    .

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We and our executive officers and directors and the holders of substantially all of our outstanding common stock and common stock equivalents have agreed that, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, none of them will, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of our common stock without the prior written consent of J.P. Morgan Securities Inc., except in limited circumstances.

We may issue shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for the benefit of our employees, directors and officers under benefit plans described in this prospectus provided that, during the term of the lock-up, we will not file a registration statement covering shares of our common stock issuable upon exercise of options outstanding on the date we enter into the underwriting agreement.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of our common stock offered by them and that no sales to discretionary accounts may be made without prior written approval of the customer.

We intend to apply to have our common stock listed on The Nasdaq Global Market under the symbol “GEGT”. The underwriters intend to sell shares of our common stock to a minimum of 2,000 beneficial owners in lots of 100 or more so as to meet the distribution requirements of this listing.

There has been no public market for our common stock prior to this offering. We and the underwriters will negotiate the initial public offering price. In determining the initial public offering price, we and the underwriters expect to consider the following factors in addition to prevailing market conditions:

•	the history of and prospects for our industry;
•	an assessment of our management;
•	our present operations;
•	our historical results of operations;
•	the trend of our revenues and earnings;
•	our earnings prospects; and
•	the price of similar securities of generally comparable companies.

We and the underwriters will consider these factors in relation to the price of similar securities of generally comparable companies. Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the common stock will trade in the public market at or above the initial public offering price.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates perform various financial advisory, investment banking and commercial banking services for us and our affiliates.

Legal matters

The validity of the shares of common stock offered hereby will be passed upon for us by Thompson Hine LLP, our Ohio counsel. Certain other related legal matters in connection with this offering will be passed upon for us by our U.S. counsel, Dorsey & Whitney LLP, and for the underwriters by Pillsbury Winthrop Shaw Pittman LLP.

Experts

Our consolidated financial statements at December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the company’s ability to continue as a going concern as described in Note 2 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of our common stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

On the closing of this offering, we will be subject to the information requirements of the Securities Exchange Act of 1934, as amended, and will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. We anticipate making these documents publicly available, free of charge, on our website at www.globalenergyinc.com as soon as reasonably practicable after filing such documents with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Glossary

Except as otherwise indicated or required by the context, references in this prospectus to the following terms have the meanings set forth below.

“BCF” means 1,000,000,000 cubic feet;

“BOE” means barrels of oil;

“Btu” means British thermal units;

“CO” means carbon monoxide;

“CO2” means carbon dioxide;

“COS” means carbonyl sulfide;

“DOE” means the U.S. Department of Energy;

“EIA” means the U.S. Energy Information Administration;

“EOR” means enhanced oil recovery;

“HRSG” means heat-recovery steam generator;

“H2S” means hydrogen sulfide;

“IGCC” means Integrated Gasification Combined Cycle;

“LNG” means liquid natural gas;

“MMBtu” means 1,000,000 British thermal units;

“MW” means 1,000,000 watts;

“MWth” means 1,000,000 watts thermal;

“NOx” means a mixture of nitrogen monoxide and nitrogen dioxide, a pollutant;

“NYMEX” means the New York Mercantile Exchange;

“O&M cost” means cost of operations and maintenance;

“petcoke” means petroleum coke, a carbonaceous solid derived from oil refinery coker units or other cracking processes;

“RDF” means refuse derived fuel;

“SCF” means standard cubic feet;

“sequestration” means a technique for the permanent storage of CO2 or other active compounds so they will not be released to the atmosphere;

“SG” means synthetic gas;

“SNG” means synthetic natural gas;

“SOx” is a shorthand for any of the oxides of sulphur including sulphur monoxide, sulphur dioxide or sulphur trioxide;

“syngas” means the gas resulting from the partial oxidization of coal with oxygen and steam, composed primarily of hydrogen and carbon;

“tcf” means trillion cubic feet;

“tpd” means tons per day; and

“vitrified frit” means the material formed when the components of coal or petcoke which are not gasified melt and are solidified into a glassy silica-like material.

Index to Financial Statements

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2005 and 2006 and March 31, 2007 (unaudited)	F-3

Consolidated Statements of Operations for the Years Ended December 31, 2004, 2005 and 2006 and the Three-Month Periods Ended March 31, 2006 and 2007 (unaudited)	F-4

Consolidated Statements of Shareholders’ Deficit for the Years Ended December 31, 2004, 2005 and 2006 and the Three-Month Period Ended March 31, 2007 (unaudited)	F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2005 and 2006 and the Three-Month Periods Ended March 31, 2006 and 2007 (unaudited)	F-6

Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Global Energy, Inc.

We have audited the accompanying consolidated balance sheets of Global Energy, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 16(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Energy, Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The accompanying financial statements have been prepared assuming that Global Energy, Inc. will continue as a going concern. As more fully described in Note 2, Global Energy, Inc. has incurred recurring operating losses and has a working capital deficiency. In addition, Global Energy, Inc. has not complied with certain covenants of its structured debt agreements with certain banks, financial institutions, lenders, and certain trade vendors. These conditions raise substantial doubt about Global Energy, Inc.’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 2. The 2006 consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Ernst & Young LLP

June 18, 2007

Cincinnati, Ohio

Global Energy, Inc.

Consolidated Balance Sheets

	December 31,		March 31,
	2005	2006	2007
(dollars in thousands)			(unaudited)

Assets

Current assets:
Cash and cash equivalents	$ 282	$ 944	$ 74
Accounts receivable—Trade (net of allowance for doubtful accounts of $111 at December 31, 2005)	—	—	—
Prepaid and other current assets	333	346	395

Total current assets	615	1,290	469

Property, plant and equipment:
Coal lands and mineral rights	9,283	9,283	9,283
Other property, plant and equipment, net	5,915	9,047	8,976

Property, plant and equipment, net	15,198	18,330	18,259

Other assets:
Investment in SG Solutions, LLC	224	—	—
Other	42	31	31

Total assets	$ 16,079	$ 19,651	$ 18,759

Liabilities, redeemable securities and shareholders’ deficit

Current liabilities:
Accounts payable	$ 3,658	$ 1,968	$ 2,463
Accrued salaries, wages and bonuses payable to Chief Executive Officer	10,527	11,607	12,037
Accrued salaries, wages and bonuses payable to other employees	1,331	1,524	1,712
Accrued interest (including penalties)	9,464	13,910	14,591
Accrued income taxes	996	1,372	1,093
Accrued other liabilities	3,942	2,711	2,915
Notes payable	2,566	2,667	2,623
Current portion of long-term debt due to SG Solutions, LLC	599	636	679
Debt in default	12,796	14,150	13,995

Total current liabilities	45,879	50,545	52,108

Non-current liabilities:
Long-term debt due to SG Solutions, LLC (less current portion)	6,833	6,197	6,359

Total liabilities	$ 52,712	$ 56,742	$ 58,467

Commitments and contingencies (Note 18)

Cumulative convertible redeemable preferred stock—no par value; 500,000 shares authorized; 105,086 issued and outstanding at December 31, 2006, December 31, 2005 and March 31, 2007, respectively	430	382	371
Redeemable purchase option/common stock issued in exchange for Wyoming coal lands and mineral rights (Note 6)	18,750	18,750	18,750
Contingency associated with Wyoming coal lands and mineral rights (Note 6)	(18,750)	(18,750)	(18,750)

Shareholders’ deficit

Common stock—no par value; 10,000,000 shares authorized; 5,580,112, 5,248,257 and 5,580,112 issued and outstanding at December 31, 2006, December 31, 2005 and March 31, 2007, respectively	30,894	47,729	49,708
Accumulated other comprehensive loss	(207)	(1,656)	(1,681)
Accumulated deficit	(67,750)	(83,546)	(88,106)

Total shareholders’ deficit	(37,063)	(37,473)	(40,079)

Total liabilities, redeemable securities and shareholders’ deficit	$ 16,079	$ 19,651	$ 18,759

The accompanying notes are an integral part of these financial statements.

Global Energy, Inc.

Consolidated Statements of Operations

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
(dollars in thousands)				(unaudited)

Product sales	$6,591	$—	$—	$—	$—
Cost of goods sold	12,111	—	—	—	—

Gross profit (loss)	(5,520)	—	—	—	—
Selling, general and administrative expenses	3,771	7,930	17,071	3,527	4,019
Depreciation and amortization	668	407	407	101	103
Impairment of long-lived assets	—	—	903	—	—

Operating loss	(9,959)	(8,337)	(18,381)	(3,628)	(4,122)

Other income (expense):
Interest expense, financing fees and penalties, net	(11,713)	(3,585)	(7,695)	(698)	(1,156)
Foreign exchange gain (loss)	749	(1,080)	1,516	102	24
Gain on formation of joint venture (SG Solutions, LLC)	—	15,383	—	—	—
Gain on sale of air separation unit	—	29,301	—	—	—
Gain on E-Gas Technology contract amendment	—	—	7,760	7,760	—
Dividend income	—	—	1,096	106	660
Other	623	256	284	76	34

(Loss) income before income taxes	(20,300)	31,938	(15,420)	3,718	(4,560)
Provision for income taxes	34	962	376	94	—

Net (loss) income	$(20,334)	$30,976	$(15,796)	$3,624	$(4,560)

Dividends on cumulative convertible redeemable preferred stock	(48)	(48)	(48)	(11)	(11)

Net (loss) income to common shareholder	$(20,382)	$30,928	$(15,844)	$3,613	$(4,571)

(Loss) earnings per common shareholder
Basic	$(3.55)	$5.32	$(2.63)	$0.62	$(0.73)
Diluted	(3.55)	5.07	(2.63)	0.60	(0.73)

The accompanying notes are an integral part of these financial statements.

Global Energy, Inc.

Consolidated Statements of Shareholders’ Deficit

(dollars in thousands)	Common Shares Outstanding	Common Stock	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total

Balance, January 1, 2004	5,068,475	$16,021	$(78,392)	$ (620)	$(62,991)
Net loss			(20,334)		(20,334)
Foreign currency translation				(597)	(597)

Total comprehensive loss					(20,931)
Issuances of common stock for Indiana coal lands and mineral rights	96,667	6,283			6,283
Issuances of common stock for cash.	18,600	1,222			1,222
Issuances of common stock for services rendered	53,334	4,000			4,000
Stock-based compensation	—	503			503

Balance, December 31, 2004	5,237,076	$28,029	$(98,726)	$(1,217)	$(71,914)
Net loss			30,976		30,976
Foreign currency translation				1,010	1,010

Total comprehensive income					31,986
Issuances of common stock for cash	1,334	100			100
Issuances of common stock for services rendered	6,700	503			503
Issuances of common stock under Profit Sharing Trust Plan	3,147	—			—
Stock-based compensation	—	2,262			2,262

Balance, December 31, 2005	5,248,257	$30,894	$(67,750)	$ (207)	$(37,063)
Net loss			(15,796)		(15,796)
Foreign currency translation				(1,449)	(1,449)

Total comprehensive loss					(17,245)
Issuances of common stock for Wyoming coal lands and mineral rights subject to associated contingency and redemption rights (Note 6)	250,000	—			—
Issuances of common stock for cash	30,000	6,000			6,000
Issuances of common stock for services rendered	29,756	2,232			2,232
Issuances of common stock under Profit Sharing Trust Plan	22,099	—			—
Stock-based compensation	—	8,603			8,603

Balance, December 31, 2006	5,580,112	$47,729	$(83,546)	$(1,656)	$(37,473)
Net Loss (unaudited)			(4,560)		(4,560)
Foreign currency translation (unaudited)				(25)	(25)

Total comprehensive loss (unaudited)					(4,585)
Stock-based compensation (unaudited)	—	1,979			1,979

Balance, March 31, 2007 (unaudited)	5,580,112	$49,708	$(88,106)	$(1,681)	$(40,079)

The accompanying notes are an integral part of these financial statements.

Global Energy, Inc.

Consolidated Statements of Cash Flows

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
(dollars in thousands)				(unaudited)

Operating activities:
Net (loss) income	$(20,334)	$ 30,976	$(15,796)	$ 3,624	$(4,560)
Adjustments to reconcile net income to cash use in operating activities:
Depreciation and amortization	668	407	407	101	103
Impairment of long-lived assets	—	—	903	—	—
Foreign exchange (gain) loss	(749)	1,080	(1,516)	(102)	(24)
Stock compensation expense	503	2,262	8,603	1,617	1,979
Expenses paid through issuance of equity instruments	4,000	503	2,232	—	—
Gain on early retirement of debt	(494)	—	—	—	—
Gain on formation of joint venture (SG Solutions, LLC)	—	(15,383)	—	—	—
Gain on sale of air separation unit	—	(29,301)	—	—	—
Distribution from equity affiliate	—	1,393	224	224	—
Changes in operating asset and liabilities, net of effects of business combinations:
Accounts receivable—trade	512	9	—	—	—
Prepaid and other assets	4	(104)	(26)	(17)	(51)
Accounts payable	(1,811)	(5,687)	(164)	(1,708)	494
Accrued salaries, wages and bonuses	603	862	1,273	(409)	470
Accrued interest	7,303	3,351	4,124	418	680
Accrued income taxes	34	962	376	94	(277)
Accrued other liabilities	2,334	(528)	(1,257)	475	339

Cash (used in) provided by operating activities	(7,427)	(9,198)	(617)	4,317	(847)

Investing activities:
Purchase of property, plant and equipment	(149)	(1,468)	(3,629)	(1,479)	(29)

Cash used in investing activities	(149)	(1,468)	(3,629)	(1,479)	(29)

Financing activities:
Proceeds from issuance of debt	6,510	11,432	1,050	—	420
Repayment of debt	(400)	(650)	(2,146)	(236)	(414)
Proceeds from issuance of common stock	1,222	100	6,000	—	—

Cash (used in) provided by financing activities	7,332	10,882	4,904	(236)	6

Effect of exchange rate changes on cash and cash equivalents	1	(3)	4	—	—

Increase (decrease) in cash and cash equivalents	(243)	213	662	2,602	(870)
Cash and cash equivalents at beginning of year	312	69	282	282	944

Cash and cash equivalents at end of year	$ 69	$ 282	$ 944	$ 2,884	$ 74

Supplemental disclosures of cash flow:
Interest paid	$ 75	$ 340	$ 988	$ 327	$ 260
Taxes paid (AMT)	—	—	—	—	277
Non-cash investing and financing activities (Note 1)	$ (9,283)	$ 46,970	$ 1,643	$ —	$ —

The accompanying notes are an integral part of these financial statements.

Global Energy, Inc.

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

(Information pertaining to the three months ended March 31, 2006 and 2007 is unaudited)

1. Summary of significant accounting policies

General

Global Energy, Inc. was incorporated in Ohio in 1988. Global Energy, Inc. and its subsidiaries (collectively, the “Company”) are developing and constructing gasification and Integrated Gasification Combined Cycle (“IGCC”) facilities that are being designed to produce synthetic gas, synthetic natural gas (SNG), electric power, hydrogen and transportation fuels to end users in the United States and the United Kingdom. With the contribution of the net assets of the Company’s wholly-owned subsidiary Wabash River Energy, Ltd. (WRE) to SG Solutions, LLC (SG Solutions) on January 14, 2005 (as more fully described in Note 3), the Company does not have facilities currently in operation. The Company is currently building a gasification and IGCC facility in Lima, Ohio.

Basis of presentation

The consolidated financial statements of the Company are presented in U.S. dollars in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

The financial statements include the accounts of the Company and its majority-owned subsidiaries and have been prepared from records maintained by the Company and its subsidiaries in their respective countries of operation. Losses attributable to non-controlling interests in subsidiary companies are included in minority interest in the Company’s Consolidated Statements of Operations to the extent of the basis of the non-controlling investment in the subsidiary company. Losses in excess of that basis are allocated entirely to the Company. Subsequent profits are allocated entirely to the Company until such excess losses are recovered. All other profits attributable to non-controlling interests in subsidiary companies are included in minority interest in the Company’s Consolidated Statements of Operations. At March 31, 2007, December 31, 2006 and December 31, 2005, the Company maintained an ownership interest of 76% in Global Energy Europe Limited and 77% in Global Energy de Mexico, S.A. de C.V. Cumulative losses for Global Energy Europe Limited and Global Energy de Mexico, S.A. de C.V. have exceeded the Company’s basis in the subsidiaries. Accordingly, losses incurred by Global Energy Europe Limited and Global Energy de Mexico, S.A. de C.V. of $681 and $474 for the three months ended March 31, 2007 and 2006, respectively, and $1,002, $2,455 and $621 for the years ended December 31, 2006, 2005 and 2004, respectively, have been allocated entirely to the Company. The 24% minority interest in Global Energy Europe Limited is owned by an entity controlled by the Company’s Chief Executive Officer. The 23% interest in Global Energy de Mexico, S.A. de C.V. is owned by the cousin of the Company’s Chief Executive Officer.

Investments in 20% to 50% owned affiliates over which the Company exercises or has the ability to exercise significant influence are accounted for by the equity method of accounting. The Company does not hold any interest in variable interest entities.

The Company’s principal gasification facility was previously owned and operated through the Company’s wholly owned subsidiary, WRE. On January 14, 2005, the Company contributed the net assets of WRE to SG Solutions, a joint venture between the Company and Wabash Valley Power Association, Inc. (WVPA). The Company and WVPA each have a 50% interest in SG Solutions. See Note 3 for additional discussion. As a result of the formation of this joint venture,

Global Energy, Inc.

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except per share amounts)

(Information pertaining to the three months ended March 31, 2006 and 2007 is unaudited)

the Company changed its method of accounting for the business conveyed to SG Solutions to the equity method effective January 14, 2005. For accounting purposes, reclassification of prior period financial statements is not permitted under U.S. GAAP. As a result, the Company’s financial statements for 2006 and 2005 are not comparable to the Company’s financial statements for 2004.

All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified in the consolidated financial statements and accompanying notes to conform to current period presentation.

The unaudited information as of and for the three month periods ended March 31, 2007 and 2006 includes all adjustments necessary for the fair presentation of the results of operations, financial position, and cash flows. All adjustments are of a normal and recurring nature.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Although management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, actual results could differ significantly from the estimates under different assumptions and conditions.

Revenue Recognition and Concentration of Revenues

Revenues recognized in 2004 from the sale of synthetic gas and byproducts produced by the gasification process at WRE’s gasification facility were entirely attributable to sales made under contract by WRE to Public Service of Indiana (now Duke Energy Indiana), a subsidiary of Cinergy Corp. (now Duke Energy Corporation). Revenues are recognized when pervasive evidence of an arrangement exists, delivery has occurred, the buyer’s price is fixed and determinable and collection is reasonably assured. Costs associated with revenues, including shipping and handling costs, are included in cost of goods sold. With the formation of the SG Solutions joint venture in 2005 (as discussed in Note 3), the Company ceased recognizing revenues from the gasification facility previously owned by WRE but began applying dividends received associated with the Company’s ownership interest in SG Solutions against the investment value of the Company’s ownership interest recorded on the balance sheet. During 2006, cash dividends received from SG Solutions exceeded the Company’s basis in its investment in the joint venture, reducing the investment balance to zero at December 31, 2006. Dividends received in excess of the Company’s basis in its investment in the joint venture are recognized as dividend income in the Company’s Consolidated Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents consist of all cash on hand, deposits and funds invested in short-term investments with original maturities of three months or less at the time of purchase.

Global Energy, Inc.

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except per share amounts)

(Information pertaining to the three months ended March 31, 2006 and 2007 is unaudited)

Information about significant investing and financing activities of the Company that affect recognized assets or liabilities but that do not result in cash receipts or payments are presented below:

	December 31,			March 31,
	2004	2005	2006	2006	2007

Conversion of accounts payable to debt	$ —	$ —	$1,643	$—	$—
Purchase of property, plant and equipment in exchange for note payable	—	—	(250)	—	—

Issuance of note payable in exchange for property, plant and equipment	—	—	250	—	—
Liabilities assumed by SG Solutions in connection with the formation of joint venture (Note 3)	—	17,635	—	—	—
Liabilities assumed by WVPA in connection with the sale of air separation unit (Note 4)	—	29,335	—	—	—
Purchase of Indiana coal lands and mineral rights (Note 6)	(9,283)	—	—	—	—

Total non-cash investment and financing activities	$(9,283)	$46,970	$1,643	$—	$—

Property, plant, and equipment

Coal lands and mineral rights

The Company records purchased coal lands and mineral rights based on the purchase price at the date of acquisition. A significant portion of the Company’s coal reserves are controlled through leasing arrangements. Amounts paid to acquire reserves are capitalized. Coal reserves are depleted over the life of those reserves that are proven and probable. Depletion of coal reserves is computed using the units-of-production method, and the rights are assumed to have no residual value. The leases are generally long-term in nature, in Wyoming, state statutes contain provisions that allow for extension of the lease term as long as mining continues and certain other conditions are met. Mining has not yet commenced on the Company’s coal reserves.

Other property, plant and equipment

Purchases of other property, plant, and equipment are recorded at cost to the Company, which includes the purchase price, duties and other directly attributable costs of bringing the assets to useable condition for the intended use. Expenditures for major replacements are capitalized while expenditures for normal maintenance and repairs to maintain facilities in operating condition are expensed as incurred.

Depreciation of the recorded cost of depreciable property, plant and equipment is provided by using straight-line rates over the estimated useful lives of the assets, as follows:

Estimate Useful Lives

Office equipment	3-7
Aircraft	7
Buildings, machinery and equipment	20

Global Energy, Inc.

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except per share amounts)

(Information pertaining to the three months ended March 31, 2006 and 2007 is unaudited)

Upon the retirement or sale of assets, the cost of such assets and the related accumulated depreciation are removed from the balance sheet and the gain or loss, if any, is credited or charged to the Company’s Consolidated Statements of Operations.

The Company evaluates long-lived assets, such as property, plant and equipment, (principally construction-in-progress), when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is based on an estimate of undiscounted cash flows attributable to the assets, as compared to the carrying value of the assets. If an impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value of the assets and recording a loss if the carrying value is greater than its estimated fair value.

During 2006, the Company modified its future gasification project construction plans. One of the Company’s projects, Kentucky Pioneer Energy, has been suspended and is no longer considered probable of completion in the near term. Accordingly, the Company evaluated the ongoing value of the construction-in-progress associated with Kentucky Pioneer Energy and determined that the associated long-lived assets with a carrying value of $903 were no longer recoverable and, as a result, were written down to a fair value of zero in 2006. No impairment charges were recorded during 2005 or 2004.

Income taxes

Income taxes are accounted for under Financial Accounting Standards Board (FASB) Statement No. 109 (FAS 109), “Accounting for Income Taxes.” The provision for income taxes includes income taxes paid, currently payable or receivable, and those deferred. Under FAS 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities, and are measured using enacted tax rates and laws that are expected to be in effect when the differences reverse. Deferred tax assets are also recognized for the estimated future effects of tax loss carry-forwards. The effect on deferred taxes of changes in tax rates is recognized in the period in which the enactment date changes. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

In the ordinary course of business, there are transactions and calculations where the ultimate tax determination is uncertain. Accruals for tax contingencies are provided for in accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 5, “Accounting for Contingencies.” The FASB has recently issued Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes”. This Interpretation is effective for fiscal years beginning after December 15, 2006 and prescribes a framework for recognizing and measuring income tax benefits for inclusion in the consolidated financial statements. This interpretation also provides guidance on derecognition, classification, interest and penalties. FIN 48 provides that an income tax benefit is recognized in the financial statements when it is more likely than not that the benefit claimed or to be claimed on an income tax return will be sustained upon examination. The amount of income tax benefit recognized is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Global Energy, Inc.

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except per share amounts)

(Information pertaining to the three months ended March 31, 2006 and 2007 is unaudited)

The Company has adopted FIN 48 as of January 1, 2007. The cumulative effect of adopting FIN 48 was not material to the Company’s consolidated financial statements.

Our total unrecognized tax benefits at January 1, 2007 were $1,077, the full amount of which would affect the effective tax rate, if recognized. It is expected that the amount of unrecognized tax benefits will change in the next twelve months; however, the Company does not expect any change to have a significant impact on the results of operations or the financial position of the Company.

The Company recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense. As of January 1, 2007, such accrued interest and penalties totaled $544.

The Company’s federal and state corporate income tax return filings are generally subject to a three-year statute of limitations from date of filing. However, because of the Company’s failure to file any federal or state tax return since 2000, the Company’s federal and state income tax returns are subject to examination for tax years 2001 through 2006. The Company is not currently under examination by the IRS or any state or local taxing jurisdiction.

The statute of limitations also remains open for prior tax years because the Company utilized net operating losses that were generated in prior years during 2005. The net operating loss carryforwards from these prior tax years are subject to adjustment for three years after the filing of the income tax return for the year in which the net operating losses are utilized.

There has been no material change in the liability for unrecognized tax benefits from January 1, 2007 to March 31, 2007.

Foreign currency

The functional currencies for the Company’s foreign subsidiaries are their local currencies. These amounts consist principally of the Company’s operations in the United Kingdom, for which the functional currency is the British Pound. The foreign subsidiaries’ balance sheets are translated into U.S. dollars at the period end exchange rates and results of operations are translated at weighted average exchange rates for the period. Translation adjustments resulting from this process are recorded directly in Accumulated Other Comprehensive Loss in the Company’s Consolidated Statements of Shareholders’ Deficit.

Transaction gains and losses are recognized in the Company’s Consolidated Statements of Operations based on differences between the foreign exchange rates on the transaction date and on the settlement date. Net foreign exchange gains/(losses) totaled $24 and $102 for the three months ended March 31, 2007 and 2006, respectively, and $1,516, ($1,080) and $749 for the years ended December 31, 2006, 2005 and 2004, respectively. Substantially all of the foreign exchange gains/(losses) are derived from U.S. Dollar denominated third-party debt with the Company’s British based subsidiary, Global Energy Europe Limited, whose functional currency is the British Pound.

Accounting for stock-based compensation

The Company has a stock-based compensation plan as more fully described in Note 14. In December 2004, the FASB issued Statement No. 123R (FAS 123R), which revised FAS 123,

Global Energy, Inc.

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except per share amounts)

(Information pertaining to the three months ended March 31, 2006 and 2007 is unaudited)

“Accounting for Stock-Based Compensation,” by requiring the expensing of share-based compensation over the vesting period of the award based on the grant-date fair value of the award. FAS 123 had provided companies the option of expensing such awards or disclosing the pro forma effects of such expensing in the notes to financial statements. The Company has historically expensed employee stock-based compensation in accordance with FAS 123 and its related amendments. The Company adopted FAS 123R on January 1, 2006 and elected the modified prospective method of adoption, under which compensation costs recorded in the years ended December 31, 2005 and 2004 were the same as that which would have been recorded had the recognition provisions of FAS 123 been applied from its original effective date. Results for prior periods were not restated. The Company’s stock-based compensation plan consists solely of awards of restricted stock units which require no payment by the employee. Restricted stock units generally vest over a two year period conditioned on the employee’s continued employment through that period. The fair value of restricted stock units at the grant date is amortized on a straight-line basis over the vesting period. The vested restricted stock units give the recipient the right to receive shares of Company stock upon termination of employment. Amounts expensed totaled $1,979, and $1,617 for the three months ended March 31, 2007 and 2006, respectively, and $8,603, $2,262 and $503 for the years ended December 31, 2006, 2005 and 2004, respectively.

The adoption of FAS 123R during 2006 did not have a material effect on the Company’s financial position, results of operations or cash flows.

Earnings (Loss) per Share

Basic (loss) earnings per common shareholder is based on the weighted average number of common shares outstanding and the number of fully vested restricted stock units outstanding under the Company’s Profit Sharing Trust Plan (see Note 14). Fully vested restricted stock units are included in basic weighted average shares outstanding because such items are exercisable for no additional consideration.

Diluted (loss) earnings per common shareholder is based on the combination of basic shares outstanding and potentially dilutive shares. Potentially dilutive shares consisted of outstanding non-vested restricted stock units under the Company’s Profit Sharing Trust Plan (see Note 14), convertible debt (see Note 7), convertible preferred stock (see Note 10) and stock option issued in connection with the acquisition of the Wyoming coal lands and mineral rights (through May 12, 2006 at which time common stock was issued) (see Note 6).

Global Energy, Inc.

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except per share amounts)

(Information pertaining to the three months ended March 31, 2006 and 2007 is unaudited)

The following is the computation of basic and diluted (loss) earnings per share from net income.

	Year ended December 31,			Three months ended March 31,
(in thousands except per share data)	2004	2005	2006	2006	2007

Numerator
Net (loss) income	$(20,334)	$30,976	$(15,796)	$3,624	$(4,560)
Dividends on cumulative convertible redeemable preferred stock	(48)	(48)	(48)	(11)	(11)

Numerator for basic (loss) earnings per share—income available to common shareholders	$(20,382)	$30,928	$(15,844)	$3,613	$(4,571)

Effect of dilutive securities:
Dividends on cumulative convertible redeemable preferred stock	—	48	—	11	—
Interest expense, net of tax, on convertible debt	—	253	—	—	—

	—	301	—	11	—

Numerator for diluted (loss) earnings per share—income available to common shareholders after assumed conversions	$(20,382)	$31,229	$(15,844)	$3,624	$(4,571)

Denominator
Denominator for basic (loss) earnings per share—Weighted average common shares and fully vested restricted stock units outstanding	5,739	5,810	6,032	5,857	6,222

Effect of dilutive securities:
Restricted stock units	—	53	—	37	—
Stock option issued in connection with the acquisition of Wyoming coal lands and mineral rights	—	55	—	—	—
Convertible redeemable preferred stock	—	185	—	185	—
Convertible debt	—	55	—	—	—

	—	348	—	222	—

Denominator for diluted (loss) earnings per share—Adjusted weighted average shares outstanding and assumed conversions	5,739	6,158	6,032	6,079	6,222

Basic (loss) earnings per common shareholder	$(3.55)	$5.32	$(2.63)	$0.62	$(0.73)
Dilutive (loss) earnings per common shareholder	(3.55)	5.07	(2.63)	0.60	(0.73)

Global Energy, Inc.

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except per share amounts)

(Information pertaining to the three months ended March 31, 2006 and 2007 is unaudited)

For fiscal 2006, 482,218 potentially dilutive securities were excluded from the computation of diluted (loss) earnings per common shareholder as their effect was antidilutive. Of that amount, 114,750 shares related to stock-based compensation, 185,449 shares related to convertible preferred stock, 97,945 related to the stock option issued in connection with the acquisition of the Wyoming coal lands and mineral rights, and 84,074 shares related to convertible debt. For fiscal 2004, 325,057 potentially dilutive securities were excluded from the computation of diluted (loss) earnings per common shareholder as their effect was antidilutive. Of that amount, 85,060 shares related to stock-based compensation, 184,882 shares related to convertible preferred stock and 55,116 shares related to convertible debt.

For the three months ended March 31, 2007, 415,733 potentially dilutive securities were excluded from the computation of diluted (loss) earnings per common shareholder as their effect was antidilutive. Of that amount, 146,455 shares related to stock-based compensation, 185,449 shares related to convertible preferred stock and 83,829 related to convertible debt. For the three months ended March 31, 2006, 56,606 potentially dilutive securities were excluded from the computation of diluted (loss) earnings per common shareholder as their effect was antidilutive. All of these shares related to convertible debt.

2. Going concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates realization of assets and payments of liabilities in the ordinary course of business.

The Company’s historical operating results have resulted in losses and the Company currently has a working capital deficit. However, the Company has managed to secure additional debt and equity funding or sell assets to meet liquidity needs. Current liabilities consist of third party trade obligations, employee related liabilities, and unpaid debt and interest that are currently in default or due upon demand. Several of the Company’s outstanding debt balances relate to the conversion of trade payables to structured note agreements due to the Company’s inability to make timely payments on outstanding trade payable balances. At December 31, 2006 and March 31, 2007, the Company is in default on several of its structured debt agreements due to the Company’s inability to make timely principal and interest payments as a result of insufficient cash flows from operating activities. The Company does not have facilities currently in operation. At December 31, 2006 and March 31, 2007, the Company’s only source of operating cash flows comes from monthly dividend payments from SG Solutions (see Note 3) and licensee payments from ConocoPhillips in connection with the Company’s sale of its E-Gas™ Technology (see Note 17).

The Company is preparing for an initial public offering for its Common Stock and hopes to raise an amount sufficient to cover its outstanding debt that is in default, to provide working capital for general and administrative expenses, and to provide equity to support new plant construction and development. The Company hopes that future prices for the Company’s products will be meaningfully higher than have been experienced in the Company’s history, which will produce greater income and cash flow. There can be no assurance that these prospects can be achieved.

Global Energy, Inc.

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except per share amounts)

(Information pertaining to the three months ended March 31, 2006 and 2007 is unaudited)

3. Formation of SG Solutions, LLC

On January 14, 2005, the Company contributed the net assets of WRE to SG Solutions, a joint venture between the Company and WVPA. The Wabash River facility was previously owned and operated through the Company’s wholly owned subsidiary WRE. WVPA has a 50% interest in SG Solutions and the Company holds a 50% interest, which is accounted for using the equity method of accounting. The Company exercises significant influence in the operations of SG Solutions through its 50% ownership interest and participation on the Management Board where Company representatives comprise two of the five Board seats.

WVPA contributed cash of $17,000 to SG Solutions. The Company contributed $3,868 in fixed assets and inventory to SG Solutions as well as liabilities of $17,635. The cash proceeds contributed by WVPA were used to pay-off liabilities assumed by SG Solutions in the transaction. The Company’s $15,383 pre-tax gain on its contribution of net liabilities to SG Solutions is limited by the Company’s retained economic interest in the venture. Accordingly, the Company’s initial basis in its investment in SG Solutions totaled $1,617.

Under the terms of the operating agreement of SG Solutions, the Company does not share in any profits or losses of SG Solutions. Although the Company does not share in any of the profits or losses of SG Solutions, it is guaranteed a monthly payment of $220 related to the operating productivity of the facility. The guaranteed payment may be reduced by 50% in the following year under certain performance conditions in the current year. The Company is also eligible to receive bonus payments at the discretion of the Management Board of SG Solutions. During 2005, the Company received $1,393 in payments from SG Solutions, reflecting the Company’s guaranteed monthly payment of $220 per month for six full months and $73 for a partial month of operating during 2005. The cash received reduced the Company’s basis in its underlying investment in SG Solutions. During 2006, the Company received $1,320 in payments from SG Solutions, reflecting the 50% reduction in the guaranteed monthly payment. SG Solutions did not meet the required performance conditions in 2005 as a result of a six-month idle period following the formation of the joint venture. SG Solutions met the required performance conditions during the 2006 calendar year and the Company expects that payments with respect to the joint venture will increase back to $220 per month in 2007 (less amounts being repaid under an outstanding loan with SG Solutions described in Note 7). For the three months ended March 31, 2007 the Company received $660 in payments from SG Solutions. The Company’s carrying value of its equity method investment in SG Solutions is $17,000, $17,000 and $16,776 less than the Company’s proportionate share of the investee’s underlying net assets at March 31, 2007, December 31, 2006 and December 31, 2005, respectively.

In the event of liquidation of SG Solutions, WVPA will act as liquidator and shall liquidate the assets of the joint venture and make final distributions following a predetermined order of priority. Liquidated value shall first be utilized for the payment of the outstanding debts and liabilities of SG Solutions and to the creation of any reserves which may be necessary for the payment of contingent or unforeseen liabilities related to the closing of the facility. Once completed, WVPA has the right to 100% of the cumulative operating profits not previously distributed. Finally, any remaining proceeds are returned to WVPA and the Company in the proportion of each member’s original investment after taking into account any loans SG Solutions has made to either WVPA or the Company.

Global Energy, Inc.

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except per share amounts)

(Information pertaining to the three months ended March 31, 2006 and 2007 is unaudited)

At March 31, 2007, December 31, 2006 and December 31, 2005, the Company has an outstanding loan from SG Solutions as more fully described in Note 7.

4. Sale of air separation unit

On January 14, 2005, in a transaction separate from the formation of SG Solutions described more fully in Note 3, the Company sold its air separation unit (ASU) to WVPA for a pre-tax gain of $29,301. An ASU is a large piece of equipment that separates ambient air into its various molecular components to provide high purity oxygen for the gasification process. In consideration for the ASU, WVPA paid $20,000 directly to a third party creditor of the Company to satisfy fully all outstanding claims of the creditor against the Company. At the time of the ASU sale, the book value of the outstanding claims totaled $29,335 ($14,883 in the form of a secured note plus $14,452 in accrued interest) and the Company’s book basis in the ASU was $34. The ASU had previously served as collateral on this third party claim.

5. Property, plant and equipment

Property, plant and equipment consist of the following:

	December 31,		March 31,
	2005	2006	2007

Coal lands and mineral rights	$ 9,283	$ 9,283	$ 9,283

Other property, plant and equipment:
Office equipment	141	134	163
Aircraft	2,800	2,800	2,800
Construction-in-progress	2,987	6,336	6,336
Land	1,372	1,548	1,551

Total other property, plant and equipment	7,300	10,818	10,850

	16,583	20,101	20,133
Less—accumulated depreciation	(1,385)	(1,771)	(1,874)

Net property, plant and equipment	$15,198	$18,330	$18,259

The Company is currently building a gasification and IGCC facility in Lima, Ohio. The amount of the associated design, engineering and construction costs comprise a significant portion of capitalized construction-in-progress cost at March 31, 2007, December 31, 2006 and December 31, 2005. Interest costs capitalized as a component of the construction-in-progress costs incurred in 2006 totaled $324. At December 31, 2006, the City of Lima, Ohio (the “City”) owns the land upon which the gasification and IGCC facility is being constructed. Under an agreement with the City, the land may be purchased by the Company once the Company obtains the necessary financing to complete construction in its entirety. The Company is currently in discussions with the City regarding the purchase of the land. The Company maintains full access to the property for purposes of planning and construction activities. In the event the Company is unable to complete construction of the gasification and IGCC facility, the Company will be required to remove any and all facilities installed and return the property to its original state.

Global Energy, Inc.

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except per share amounts)

(Information pertaining to the three months ended March 31, 2006 and 2007 is unaudited)

Legal obligations associated with the retirement of long-lived assets are required to be recognized at fair value at the time the obligations are incurred. Obligations are incurred as construction commences. Upon initial recognition of an asset retirement liability, a corresponding amount is capitalized as part of the carrying amount of the related long-lived asset. Based on current plans and discussions with the City, the Company believes that it will not be required to incur costs associated with returning the property to its original state. Accordingly, the fair value of the Company’s conditional asset retirement obligation associated with the construction of its gasification and IGCC facility in Lima, Ohio is zero at March 31, 2007, December 31, 2006 and December 31, 2005.

6. Coal lands and mineral rights

The Company owned or has rights to, as of December 31, 2006 and March 31, 2007, approximately 452 million tons of proven and probable recoverable coal reserves in Wyoming and Indiana. Certain of these coal reserves are subject to the resolution of contingencies further described below. Recoverable reserves include only saleable coal and do not include coal that would remain unextracted, such as support pillars, and processing losses, such as washery losses. Reserve maps and tonnage estimates were prepared by an independent firm of mining, geology and energy consultants. To date, no coal has been mined from either location but once mining begins the Company expects these estimates will be periodically updated to reflect mining activities, analysis of new engineering and geological data, changes in reserve holdings and other factors.

The Indiana coal reserves are located in Fayette Township, Vigo County, in southwestern Indiana within approximately 2 miles of the Wabash gasification facility and are part of the Illinois Basin of coal deposits. The Indiana coal reserves are anticipated to be mined via underground mining methods. The Company purchased this coal from Midwest Minerals, Inc. (Midwest Minerals) on January 20, 2004 through a fuel reserve agreement in which the Company owns the mineral rights to approximately 71 million tons of coal contained in three seams. The Company has, through a coal supply agreement with Midwest Mining Inc., an affiliate of Midwest Minerals (Midwest Mining), the right to receive 50 million tons of coal with the following standards:

•	Heat Content average 10,500 with minimum 10,200 Btus per pound delivered.

•	Moisture content on average shipment shall not exceed 16%

•	Ash content on shipment weighted average shall not exceed 16%

•	Sulfur content on a weighted average received basis shall exceed 2.3% and not exceed 5.9%

Under the terms of the coal supply agreement with Midwest Mining, the Company has agreed to accept minimum coal shipments of 500,000 tons per calendar year. These shipments were scheduled to commence on April 1, 2004 and continue through 2029, at an agreed upon price of $21.00 per delivered ton. Through December 31, 2006, no coal has been supplied by Midwest

Global Energy, Inc.

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except per share amounts)

(Information pertaining to the three months ended March 31, 2006 and 2007 is unaudited)

Mining to the Company and accordingly no amounts are owed to Midwest Mining as of December 31, 2006. The Indiana reserves are subject to royalties in favor of third parties. As a result such third parties are entitled to royalty payments from us in various amounts in certain circumstances.

In consideration for the Indiana coal reserves, the Company agreed to pay Midwest Minerals $3,000 ($350 in closing costs and $2,650 taken in the form of a note payable as further discussed in Note 7) and issued 96,667 shares of the Company’s Common Stock. In addition, the terms of the coal supply agreement require the Company to utilize the services of Midwest Mining as its sole and exclusive supplier of coal at agreed-upon rates. The Company has committed to enter into a mining lease with an affiliate of Midwest Mining for the purpose of mining coal from its Indiana coal reserves as one of the sources of coal to be supplied pursuant to its coal supply agreement. The carrying value of the Company’s Indiana coal reserves total $9,283 at March 31, 2007, December 31, 2006 and December 31, 2005. Due to the non-monetary consideration paid in connection with the Company’s acquisition of the Indiana coal reserves, the carrying value is based on the estimated fair value of the Company’s Common Stock at the date of acquisition as well as $3,000 in additional consideration paid in the form of cash and debt as noted above.

The Wyoming coal reserves are located in eastern Wyoming in Johnson County, about 70 miles west of Gillette, Wyoming and 2 miles east of Buffalo, Wyoming. This area is part of the Powder River Basin coal production region. The Wyoming coal reserves represent approximately 402 million tons of proven and probable coal reserves on 8,640 acres of coal land leased from the state of Wyoming and assigned to the Company from Deane H. Stoltz and those acting on his behalf (“Stoltz”). The Wyoming coal reserves are anticipated to be mined via surface mining methods. Based on independent engineering reports, the proven and probable Wyoming coal reserves represent low sulfur and low Btu per pound coal. These leases expire in 2015, subject to renewal under state law. Royalties are paid to Stoltz and to the state of Wyoming as a percentage of the gross sales price of the mined coal. The leases are further subject to overriding royalty interests in favor of third parties in varying amounts and payable by us. Under current mining plans, all reported leased reserves will be mined out within the period of existing leases or within the time period of expected lease renewals.

The Company obtained the lease assignments for the Wyoming coal reserves from Stoltz on October 12, 2005 and again on February 1, 2007 to meet official state requirements. As consideration for the lease assignment, the Company granted Stoltz an irrevocable right and option to purchase up to 250,000 shares of the Company’s Common Stock and the right to receive a 7.5% royalty based on the percentage of the gross sales price of the mined coal (the state of Wyoming will receive a 12.5% royalty payment). Under the terms of the Stock Option Agreement and the lease assignment, Stoltz could have exercised the option at any time but prior to the earlier of 18 months from the closing date, the termination or expiration of the lease assignment (the lease is assigned for an initial 18 month period and so long thereafter as coal is produced in paying quantities or is capable of being produced in paying quantities) or the closing date of an initial public offering of the Company’s Common Stock. Upon expiration or

Global Energy, Inc.

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except per share amounts)

(Information pertaining to the three months ended March 31, 2006 and 2007 is unaudited)

termination of the Stock Option Agreement, the Company must assign and transfer all of the Company’s right, title and interest in the Wyoming coal reserve leases back to Stoltz.

On May 12, 2006, Stoltz fully exercised his options under the Stock Option Agreement and received 250,000 shares of the Company’s Common Stock. Under the terms of the Stockholders Agreement governing the exercise of the stock option, as amended on March 1, 2007, Stoltz has assigned the lease with the state of Wyoming to the Company free and clear of any of the previously described restrictions except for Stoltz’s right to receive the 7.5% royalty payment. In the event that the Company does not consummate an initial public offering of its Common Stock by July 31, 2007, Stoltz has the option to require the Company to redeem the 250,000 shares, as adjusted by any stock split, for $200 per share. If the Company does not pay the redemption provision within 30 days of such election by Stoltz, the Company must assign and transfer all of the Company’s right, title and interest in and to the Wyoming coal reserve leases back to Stoltz with the outstanding Stoltz stock reverted back to the Company. In the event that an initial public offering of the Company’s Common Stock has been consummated on or prior to July 31, 2007, Stoltz shall have a put right which would require the Company to repurchase 10% of the then issued and outstanding stock held by Stoltz, as adjusted by any stock split, less any shares of stock held by Stoltz previously repurchased by the Company, at a price equal to the initial public offering price. On May 31, 2007, the terms of the Stockholders Agreement were amended, extending the date for the closing of an initial public offering to October 31, 2007 in the event that the Company files a registration statement in accordance with the Securities Act of 1933 by June 15, 2007. On June 8, 2007, the terms of the Stockholders Agreement were amended, reducing the royalty owed to Stoltz by 2.5% in exchange for 3,125 shares of the Company’s Common Stock. On June 19, 2007, the terms of the Stockholders Agreement were amended, extending the date for the closing of an initial public offering to October 31, 2007 in the event that the Company files a registration statement in accordance with the Securities Act of 1933 by June 20, 2007.

The Company’s agreements with Stoltz are conditional in that the Company’s lease rights to the Wyoming coal reserves are dependent upon the occurrence of specified future events (either the closing of an initial public offering by October 31, 2007 or the payment of cash proceeds of $50,000), neither of which is certain to occur. Accordingly, the Wyoming coal lands and mineral rights asset and the value of the redeemable stock, both valued at $18,750, have been classified outside of shareholders’ equity, but not as a liability in the Company’s Consolidated Balance Sheets.

The Company must obtain permits from applicable state regulatory authorities before it begins to mine particular reserves. Applications for permits require extensive engineering and data analysis and presentation, and must address a variety of environmental, health and safety matters associated with a proposed mining operation. These matters include the manner and sequencing of coal extraction, the storage, use and disposal of waste and other substances and other impacts on the environment, the construction of overburden fills and water containment areas, and reclamation of the area after coal extraction. The Company would generally begin

Global Energy, Inc.

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except per share amounts)

(Information pertaining to the three months ended March 31, 2006 and 2007 is unaudited)

preparing applications for permits for areas that it intends to mine as much as three years in advance of their expected issuance date. Regulatory authorities have considerable discretion in the timing of permit issuance and the public has rights to comment on and otherwise engage in the permitting process, including through intervention in the courts. It is currently the Company’s plan to hire a professional mining company to mine any of its coal reserves.

The Company’s reported coal reserves are those that could be economically and legally extracted or produced at the time of their determination. In determining whether Company reserves meet this standard, the Company takes into account, among other things, its potential inability to obtain a mining permit, the possible necessity of revising a mining plan, changes in estimated future costs, changes in future cash flows caused by changes in costs required to be incurred to meet regulatory requirements and obtaining mining permits, variations in quantity and quality of coal, and varying levels of demand and their effects on selling prices. Although inherent uncertainties exist, the Company is not currently aware of matters which would significantly hinder its ability to obtain future mining permits or governmental approvals with respect to its reserves.

Global Energy, Inc.

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except per share amounts)

(Information pertaining to the three months ended March 31, 2006 and 2007 is unaudited)

7. Debt

The following table summarizes our debt:

	December 31,		March 31,
	2005	2006	2007

Fixed rate instruments:
10.00% (2006) 7% (2005) Unsecured note from an unrelated party*	$ 2,300	$ 2,300	$ 2,300
17.00% Secured note from an unrelated party*	3,696	3,696	3,696
7.00% Secured note from a financial institution (9.00% effective July 2006)	2,000	2,000	2,000
6.00% Secured note from SG Solutions	7,432	6,833	7,038
14.00% Unsecured note from a vendor*	—	854	699
10.00% Secured note from an unrelated party*	—	500	500
Other	566	667	623

Total debt with fixed rates	$15,994	$16,850	$16,856

Variable rate instruments:
Libor + 5.00% Secured note from an unrelated party (9.83% at December 31, 2006)*	2,800	2,800	2,800
Prime + 1.50% Secured note from a financial institution (9.25% at December 31, 2006)*	4,000	4,000	4,000

Total debt with variable rates	6,800	6,800	6,800

Total debt:	22,794	23,650	23,656

Less notes payable	2,566	2,667	2,623
Less current maturities due to SG Solutions	599	636	679
Less debt in default	12,796	14,150	13,995

Total long-term debt (due to SG Solutions)	$ 6,833	$ 6,197	$ 6,359

*	The Company is currently in default with respect to this debt or the debt has a cross-over default provision. Accordingly, the balance is due upon demand and has been classified as a current maturity.

As of December 31, 2006, aggregate maturities of debt are $17,453 in 2007, $674 in 2008, $717 in 2009, $761 in 2010, $808 in 2011, and $3,237 thereafter.

Fixed rate instruments

On January 20, 2004, the Company entered into a fuel reserve supply agreement with Midwest Minerals, Inc. to purchase certain coal reserves in Vigo County, Indiana. In connection with this agreement, the Company issued 96,667 shares of Common Stock of the Company and agreed to pay $3,000 ($350 in closing costs and $2,650 in the form of a note payable). On March 9, 2005, the Company signed an unsecured promissory note in the amount of $2,650 due December 31,

Global Energy, Inc.

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except per share amounts)

(Information pertaining to the three months ended March 31, 2006 and 2007 is unaudited)

2005 at a fixed annual interest rate of 7.00%. On August 3, 2005, the Company made a principal payment on this note of $350. On December 31, 2005, the Company did not repay the $2,300 remaining balance of the unsecured promissory note to Midwest Minerals, Inc. and incurred late fees totaling $1,150. Due to the Company’s default on scheduled payments, this note became due on demand and is therefore reflected in current maturities. The annual interest rate was increased to 10.00% effective January 1, 2006. Accrued penalties and late fees are classified as a component of accrued interest in the Company’s Consolidated Balance Sheets.

In September 1998, a subsidiary of Global Energy Europe Limited (a consolidated subsidiary of the Company) converted accounts payable due to an unrelated party for a promissory note in the amount of $3,696. This debt accrued a fixed annual interest rate of 15.00% on the outstanding principal and was due September 25, 2000. The fixed annual interest rate increased to 17% on the combined outstanding principal and interest balance after the due date. At March 31, 2007 and December 31, 2006, total remaining principal plus unpaid interest was $13,291 and $12,749, respectively. Due to the Company’s default on scheduled payments, this note became due on demand and is therefore reflected in current maturities. The note is secured by the Company’s interest in the Westfield Development Centre property in Fife, Scotland that at March 31, 2007 and December 31, 2006 had a book value of $1,558 and $1,582, respectively, consisting principally of the book value of land. The Company is obligated to receive written approval from the note holder for any proposed construction and/or demolition work to be done on the site.

On January 19, 2004, Lima Energy Company, a wholly-owned subsidiary of the Company, issued a promissory note for $2,000 to an unrelated party. The debt accrued a fixed annual interest rate of 7.00%, was due January 19, 2005, and was secured by a guarantee by the Company and a personal guarantee by the Company’s Chief Executive Officer. On January 19, 2005 the due date of the note was amended to January 19, 2006. On January 19, 2006, Lima Energy Company and the lender agreed to an amendment to extend the due date of the promissory note to April 30, 2006. On the date of the amendment, the Company paid interest due of $140. On April 19, 2006, Lima Energy Company and the lender agreed to an amendment to extend the due date of the promissory note to July 31, 2006. On July 28, 2006, Lima Energy Company and the lender agreed to an amendment to extend the due date of the promissory note to September 30, 2006 and to increase the annual interest rate to 9.00%. On October 31, 2006, Lima Energy Company and the lender agreed to an amendment to extend the due date of the promissory note to December 31, 2006. On December 28, 2006, Lima Energy Company and the lender agreed to an amendment to extend the due date of the promissory note to February 28, 2007. On March 5, 2007, Lima Energy Company and the lender agreed to amend the payment terms so that the note would be payable on demand, with accrued interest to be paid quarterly in arrears beginning March 31, 2007. If the Company completes a public or private placement or sale of any notes, bonds or debt to be used in whole or in part for the Lima Energy gasification and IGCC project, or if the Company completes an initial public offering of its Common Stock or bonds then the entire principal and interest, including a bond sale fee of $2,000, is due to the lender. On July 28, 2006, the bond fee was amended to be due and payable along with the accrued interest and principal of the note. The bond fee has been accrued in the Company’s Consolidated Balance Sheets as of March 31,

Global Energy, Inc.

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except per share amounts)

(Information pertaining to the three months ended March 31, 2006 and 2007 is unaudited)

2007 and December 31, 2006 and included as a component of interest expense, financing fees and penalties in the Company’s Consolidated Statements of Operations for the period ended December 31, 2006. The lender has the right to convert at any time the outstanding amounts owed into 13.3334 shares of common stock of the Company per one thousand dollars of all outstanding balances owed. On January 7, 2004 and May 1, 2006, the Company issued 53,334 and 29,756, respectively, shares of common stock to the lender as additional security for the loan. The associated cost has been included within interest expense, financing fees, and penalties in the Company’s Consolidated Statements of Operations.

During 2004, WVPA and SG Solutions agreed to assume certain liabilities of WRE in exchange for a note payable between the Company and SG Solutions. The assumption of these liabilities was made by WVPA and SG Solutions in anticipation of the Company agreeing to jointly own SG Solutions, which became effective on January 14, 2005 as described in Note 3. WVPA and SG Solutions agreed to assume two existing notes payable between WRE and its third party vendors with an outstanding principal balance of $6,880 and accrued interest of $1,560. WVPA and SG Solutions were able to negotiate a final settlement amount with WRE’s lenders at an amount below WRE’s carrying value. As a result, the note payable between the Company and SG Solutions totaled $7,944, resulting in a $494 gain on the extinguishment of debt which is included in other income in 2004. On January 14, 2005 when the Company agreed to jointly own SG Solutions, the Company and WVPA agreed that the Company would continue to borrow money from SG Solutions for all remaining unpaid WRE liabilities. These amounts to the Company are repayable over a period of ten years at an annual interest rate of 6.00%. On February 15, 2007, SG Solutions loaned WRE an additional $365. The original repayment schedule was revised to include this additional loan amount, which carries the same terms and conditions. The notes are secured by the Company’s investment in SG Solutions.

On September 26, 2006, the Company converted $1,793 of accounts payable with a vendor into a note payable. This note was due on March 31, 2007 and accrues interest at an annual rate of 14%. The Company made a $1,000 payment ($939 in principal and $61 in accrued interest) on December 28, 2006 and a $165 payment ($155 in principal and $10 in accrued interest) in January 2007. The Company did not make its scheduled debt payment on March 31, 2007, and accordingly it is in default. Due to the Company’s default on scheduled payments, the note became due on demand and is therefore reflected in current maturities.

On November 7, 2006, the Company entered into a secured promissory note for $500 with an unrelated party. The debt includes a fixed financing fee of $125. The entire principal and fee amount was due and payable no later than January 31, 2007 and payable upon demand thereafter. The Company did not make its scheduled payment by January 31, 2007. As a result, a penalty of 10% of the outstanding principal will be applied to the remaining balance. Interest will accrue on the new balance at the rate of 10% per year. The note is secured by the Company’s interest in the Westfield Development Centre property in Fife, Scotland that at March 31, 2007 and December 31, 2006 had a book value of $1,558 and $1,582, respectively, consisting principally of the book value of land.

Global Energy, Inc.

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except per share amounts)

(Information pertaining to the three months ended March 31, 2006 and 2007 is unaudited)

In September 2006 the Company entered into an agreement to borrow up to $400 from Lynne R. Graves, who has served as Secretary and as a member of the board of directors prior to this offering. Under the terms of the demand note providing for the loan, the Company was permitted to borrow up to $400 from Mrs. Graves until January 31, 2007. Amounts drawn under the note were payable upon demand and with a facility fee of $8, and if the principal was not paid in full at January 31, 2007, a penalty of 10% of the outstanding principal was to be applied to the remaining balance with interest accruing on this new balance at the rate of 10% per year. In addition, for each draw on the note, the Company incurred a financing fee of 25% of the amount drawn. Payments to Mrs. Graves under the demand note in 2006 totaled $400 in principal. $108 and $110 of interest and fees remain due and outstanding at December 31, 2006 and March 31, 2007, respectively.

Variable rate instruments

On December 30, 2002, the Company issued a secured promissory note for $2,800 to an unrelated party. The principal amount of the note and any accrued interest is payable upon the fifth anniversary of the note. There was an initial annual interest rate of 7.00% on the principal and any unpaid interest during the first year of the note. The interest rate increased or decreased annually thereafter to equal LIBOR plus 5.00% (9.84% at December 31, 2005). On April 19, 2006 this note was amended to begin repayments in equal monthly installments of principal and interest sufficient to amortize the principal and unpaid accrued interest in 240 months. The interest rate and monthly installment amortization payment will adjust on the 1st day of February of each calendar year to equal LIBOR plus 5.00% (9.83% at December 31, 2006). The scheduled monthly installment from May 1, 2006 through January 31, 2007 was $34. The Company has not made the scheduled monthly payments. Accordingly, the note has become payable upon the demand of the lender and has therefore been classified as a current liability in the Company’s Consolidated Balance Sheets. The lender has the right to convert the outstanding amount of principal and accrued interest under this note at any time into common stock of the Company at a conversion rate of 8.2988 shares per one thousand dollars of principal and interest owed. As of December 31, 2006, the lender has not exercised this right. The note is secured by a Company owned aircraft with a net book value of $1,067 and $1,167 at March 31, 2007 and December 31, 2006, respectively.

On April 14, 2005, a bank provided a term loan to the Company in the amount of $4,000. The loan requires payments of a variable interest rate equal to the lender’s prime commercial lending rate plus 100 basis points and was due October 14, 2005 unless an extension was granted, in which case the loan would be due April 14, 2006. The loan is secured by a first priority, perfected lien on 50 million tons of coal reserves owned by the Company in Vigo County, Indiana, in addition to a blanket lien on all assets of the Company. An extension request was granted on December 21, 2005 to April 14, 2006 and the variable interest rate was increased to the lender’s prime commercial lending rate plus 200 basis points (9.25% at December 31, 2006 and March 31, 2007). On April 14, 2006, the lender further extended the due date of the note to November 1, 2006. The Company paid an extension fee to the lender of $40. On November 1, 2006, the lender further extended the due date of the note to December 31, 2006. On December 31, 2006, the

Global Energy, Inc.

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except per share amounts)

(Information pertaining to the three months ended March 31, 2006 and 2007 is unaudited)

lender agreed to further extend the due date of the note to April 30, 2007. The Company owes an extension fee of $40 in connection with the April 30, 2007 extension. No principal payment or additional extension was made on April 30, 2007. Accordingly, the Company is currently in default and payment is due upon demand.

8. Fair values

The carrying amounts and fair values of the Company’s financial instruments at March 31, 2007, December 31, 2006 and 2005 are shown below. The fair value of cash and cash equivalents approximate their carrying amounts. The fair values of long-term debt are based on the present values of the underlying cash flows discounted at the Company’s incremental borrowing rate as quoted market prices are not available. The Company has not utilized derivative instruments in any period presented.

	2005		2006		March 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value

Assets
Cash and cash equivalents	$ 282	$ 282	$ 944	$ 944	$ 74	$ 74

Liabilities
Long-term debt (including current portion)	22,794	22,861	23,650	21,384	23,656	22,057

9. Other information

Prepaid and other current assets

The components of prepaid and other current assets follow:

	December 31,		March 31,
	2005	2006	2007

Deposits, advances and retainer payments	$308	$265	$380
Other	25	81	15

	$333	$346	$395

Accrued other liabilities

The components of accrued other liabilities follow:

	December 31,		March 31,
	2005	2006	2007

Litigation contingency reserve (see Note 18)	$2,623	$ —	$ —
Accrued expenses	1,319	2,711	2,915

	$3,942	$2,711	$2,915

Global Energy, Inc.

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except per share amounts)

(Information pertaining to the three months ended March 31, 2006 and 2007 is unaudited)

10. Redeemable preferred stock

The Company has 500,000 authorized shares of 7% Cumulative Convertible Redeemable Preferred Stock with a zero per share par value and a liquidation preference of $100 per share. Through March 31, 2007, December 31, 2006 and 2005, the Company had issued 105,086 shares of its 7% Cumulative Convertible Redeemable Preferred Stock. The 7% Cumulative Convertible Redeemable Preferred Stock holders maintain voting rights equal to the number of shares of the Company’s Common Stock into which the Preferred Stock is convertible. In the event of liquidation or other dissolution of the Company, Preferred Stock holders are entitled to the liquidation value of their shares plus an amount equal to accrued but unpaid cumulative dividends. Payment of these amounts ranks in preference to any distribution of assets to the holders of the Common Stock.

Each holder of the 7% Cumulative Convertible Redeemable Preferred Stock has the right to convert any or all of their shares into Common Stock of the Company at any time based on a predetermined conversion rate equal to the original issue price divided by the conversion price at the time of conversion. The initial conversion price as stated in the Company’s Articles of Incorporation is equal to the original issue price divided by 1.719565. Under this formula, the 105,086 shares of 7% Cumulative Convertible Redeemable Preferred Stock were initially convertible into 180,703 shares of Common Stock of the Company. The holders of the 7% Cumulative Convertible Redeemable Preferred Stock maintain conversion rights which require adjustment to the conversion price for any diluting issues of Common Stock. As a result of these anti-dilution protections, the holders of the 7% Cumulative Convertible Redeemable Preferred Stock have the right to convert their Preferred Shares into 185,449 shares of the Company’s Common Stock at March 31, 2007 and December 31, 2006.

Beginning January 15, 2005, holders of the 7% Cumulative Convertible Redeemable Preferred Stock have the election to cause the Company to redeem all shares of the 7% Cumulative Convertible Preferred Stock in two annual installments providing that holders of no less than a majority of the outstanding 7% Cumulative Convertible Redeemable Preferred Stock have elected in favor of redemption. No shares of the 7% Cumulative Convertible Redeemable Preferred Stock have been converted or redeemed. All outstanding shares of the 7% Cumulative Convertible Redeemable Preferred Stock shall be deemed automatically converted upon the closing of a public offering of the securities of the Company where the net proceeds to the Company resulting from the sale of such securities are not less than $20,000 at a price per share indicating a total market equity capitalization of at least $60,000.

Each issued and outstanding share of 7% Cumulative Convertible Redeemable Preferred Stock is entitled to receive dividends paid quarterly in arrears at a rate of 7%. Unpaid dividends will compound quarterly at the rate of 7%. As of March 31, 2007, December 31, 2006 and 2005, accrued but unpaid dividends plus accrued interest totaled $391, $373 and $302, respectively.

The Company’s 7% Cumulative Convertible Redeemable Preferred Stock is redeemable at the option of the holder and accordingly it is not considered mandatorily redeemable under FASB

Global Energy, Inc.

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except per share amounts)

(Information pertaining to the three months ended March 31, 2006 and 2007 is unaudited)

Statement No. 150 (FAS 150), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” because the redemption is conditional (contingent upon the holders not exercising their option to convert into Common Shares). As a result of this and other features of the Company’s 7% Cumulative Convertible Redeemable Preferred Stock, the Company has classified its value outside of permanent equity, but not as a liability, in its Consolidated Balance Sheets.

A progression of the Company’s 7% Cumulative Convertible Redeemable Preferred Stock follows:

	Preferred stock outstanding	Preferred stock

Balance, January 1, 2004	105,086	$526
Dividends		(48)

Balance, December 31, 2004	105,086	$478
Dividends		(48)

Balance, December 31, 2005	105,086	$430
Dividends		(48)

Balance, December 31, 2006	105,086	$382
Dividends		(11)

Balance, March 31, 2007	105,086	$371

11. Capital stock

The Company has ten million (10,000,000) authorized shares of Common Stock with no par value. As of March 31, 2007 and December 31, 2006 there were 5,580,112 shares of Common Stock issued and outstanding. The Company also has five hundred thousand (500,000) authorized shares of 7% Cumulative Convertible Redeemable Preferred Stock as described in Note 10 above. As of March 31, 2007 and December 31, 2006, there were 105,086 shares of 7% Cumulative Convertible Redeemable Preferred Stock issued and outstanding. As of March 31, 2007 and December 31, 2006, 185,449 shares of Common Stock have been reserved for issuance to the holders of the 7% Cumulative Convertible Redeemable Preferred Stockholders.

On August 4, 2006, the Company entered into a Commercial Alliance Agreement with an unrelated party to provide services for an integrated carbon dioxide management program at the Company’s selected project sites. In exchange for $2,000 of services to be rendered by the third party to the Company under the Commercial Alliance Agreement, the Company will issue 10,000 shares of its common stock. As of March 31, 2007 and December 31, 2006, no services have been performed and no shares have been issued. Accordingly, these shares of Company Common Stock have been reserved for issuance at March 31, 2007 and December 31, 2006.

The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Subject to preferential rights that may be applicable

Global Energy, Inc.

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except per share amounts)

(Information pertaining to the three months ended March 31, 2006 and 2007 is unaudited)

to any Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors in its discretion, out of funds legally available.

Shares of Common Stock have been used by the Company to pay for certain services received. Typically the value of the stock issued was equal to the value of the services rendered. If the value of the services rendered was undetermined, the estimated Company stock value at the time of issuance was used.

In January 2006, the Board of Directors authorized future special dividends in response to a shareholder vote at the 2004 Annual Meeting concerning license revenue from the sale of E-Gas™ licenses. Receipt of future license revenue will be treated as a special dividend to all shareholders of record at the time of receipt. The terms of the distribution of the dividend will be specified by the Board of Directors at that time if the Board of Directors declares the dividend. No dividend on the Company’s Common Stock has been declared by the Board of Directors through March 31, 2007 and December 31, 2006.

12. Lease commitments

WRE was party, in 2004, to a ground lease and for leases of equipment under operating lease agreements expiring at various dates through 2017. Pursuant to the formation of SG Solutions as described in Note 3, the rights and obligations of the ground lease and equipment operating lease agreements were transferred from WRE to SG Solutions.

The Company leases office space for its corporate headquarters. On December 11, 2006, the Company amended the lease agreement for an additional 10-year term through January 31, 2017.

Rent expense was $68 and $21 for the three months ended March 31, 2007 and 2006, and $83, $82, and $114 for the years ended December 31, 2006, 2005, and 2004, respectively.

Estimated future minimum lease payments under operating leases having initial or remaining non-cancelable lease terms at December 31, 2006, were as follows:

2007	$177
2008	262
2009	277
2010	284
Thereafter	2,075

3,075

13. Employee benefit plan

The Company maintains a defined contribution savings and investment plan, which was initiated in 2000 and is designed to meet the requirements of Section 401(k) of the Internal Revenue Code. The savings and investment plan covers substantially all full-time employees in the United States

Global Energy, Inc.

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except per share amounts)

(Information pertaining to the three months ended March 31, 2006 and 2007 is unaudited)

who have completed six months of service and 1,000 hours of service during a plan year. Until January 1, 2003, the Company matched employee contributions to the savings and investment plan up to 5% of the employees’ salary. Effective January 1, 2003, the match of employees’ salary became at the discretion of the Company. Since January 1, 2003, there have been no Company matches under the plan. Employees vest in Company contributions to the savings and investment plan over a period of four years and are fully vested in these contributions.

14. Stock-based compensation plans

The Company maintains a Profit Sharing Trust Plan (the “PST”) in which certain employees may be granted restricted stock units based on performance or at the inception of employment. The restricted stock units give the recipient the right to receive shares of Company Common Stock upon the lapse of restriction periods. The restrictions generally lapse over a two-year vesting period. Shares of the Company’s Common Stock are not issued to employees with vested restricted stock units until the employee either retires or their employment has terminated. Information relating to awards of restricted stock units is presented below:

	Number of Shares	Weighted- Avg. Price at Grant Date	Range of Grant Date Prices

Unvested shares at December 31, 2003	94,000	$10.50	$ 10.50-10.50
Shares awarded in 2004	54,700	74.55	65.79-74.63
Shares vested in 2004	(51,500)	10.50	10.50-10.50
Shares forfeited in 2004	—
Unvested shares at December 31, 2004	97,200	46.54	10.50-74.63
Shares awarded in 2005	49,832	75.00	75.00-75.00
Shares vested in 2005	(42,500)	10.50	10.50-10.50
Shares forfeited in 2005	—
Unvested shares at December 31, 2005	104,532	74.76	65.79-75.00
Shares awarded in 2006	137,867	86.52	75.00-200.00
Shares vested in 2006	(55,867)	74.55	65.79-75.00
Shares forfeited in 2006	—
Unvested shares at December 31, 2006	186,532	$83.51	75.00-200.00
Shares awarded in 2007	—
Shares vested in 2007	(1,000)	200.00	200.00-200.00
Shares forfeited in 2007	—
Unvested shares at March 31, 2007	185,532	$82.88	$ 75.00-200.00

At March 31, 2007, December 31, 2006 and 2005, 641,677, 640,677 and 606,909 restricted stock units granted were fully vested and not issued (not considered outstanding in the Company’s Consolidated Balance Sheets), respectively. Holders of fully vested yet not issued restricted stock units do not maintain voting rights.

The fair value of the restricted stock unit at the grant date is amortized on a straight-line basis over the vesting period. Compensation expense recognized from the amortization of the

Global Energy, Inc.

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except per share amounts)

(Information pertaining to the three months ended March 31, 2006 and 2007 is unaudited)

restricted stock units fair value amounted to $1,979, $1,617, $8,603, $2,262 and $503 for the three months ended March 31, 2007 and 2006; the years ended December 31, 2006, 2005 and 2004, respectively.

As of March 31, 2007 and December 31, 2006, there was $7,112 and $9,091, respectively, of total unrecognized pre-tax compensation cost related to non-vested restricted stock units. This cost is expected to be recognized over a weighted-average period of approximately 8 months.

15. Income taxes

The provision for income tax consists of current U.S. federal tax expense of $334, $962 and $34 for the years ended December 31, 2006, 2005 and 2004, respectively. The provision for income taxes for the year ended December 31, 2006 also includes current state and local tax expense of $42. The provision for income taxes consists of current U.S. federal tax expense of $0 and $94 for the three months ended March 31, 2007 and 2006, respectively. The March 31, 2006 provision for income taxes relates principally to interest and penalties incurred in connection with the Company’s failure to file certain of its U.S. tax returns on a timely basis as further discussed below.

The U.S. and foreign components of (loss) income before income taxes and a reconciliation of the statutory federal income tax with the provision for income taxes follow:

	Year ended December 31,
(Dollars in thousands)	2004	2005	2006

(Loss) income before income taxes:
United States	$(19,603)	$34,696	$(14,418)
United Kingdom	(697)	(2,758)	(1,002)

	$(20,300)	$31,938	$(15,420)

Income tax (benefit) provision computed at U.S. statutory rate (35%)	(7,105)	$11,178	$(5,397)

Increase (decrease) in amount computed resulting from:
Permanent differences, net	1	284	319
State income tax (benefit) provision, net of federal benefit	(792)	1,246	(601)
Net impact of foreign items	272	1,073	390
Contingency reserves	9	720	357
Federal and state adjustment of net operating loss carryforwards to returns as filed	—	—	2,812
Other	—	—	21
Change in valuation allowances	7,649	(13,539)	2,475

Provision for income taxes	$34	$962	$376

As of December 31, 2006, the Company had federal net operating loss carryforwards of $23,116 and state net operating loss carryforwards of $14,404 for tax purposes, which will be available to offset future taxable income. If not used, these carryforwards will expire between 2021 and 2026.

Global Energy, Inc.

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except per share amounts)

(Information pertaining to the three months ended March 31, 2006 and 2007 is unaudited)

The Company’s income tax provision was computed based on the federal statutory rate and the average state statutory rates, net of the related federal benefit.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2005	2006

Deferred tax assets:

Current:
Deferred revenue	$ 97	$ 97
Accrued salaries, wages and bonuses	4,611	5,160
Uncollectible accounts receivable	64	—
Accrued expenses and other	142	293

	4,914	5,550
Valuation allowance	(4,914)	(5,550)

Net current deferred tax assets	$ —	$ —

Non-current:
Net operating loss carryforwards	$9,258	$8,652
Alternative minimum tax credit	267	277
Investment in unconsolidated affiliate	683	770
Stock-based compensation	2,552	5,899
Litigation contingency reserve	1,020	—

	13,780	15,598
Valuation allowance	(13,410)	(15,249)

Net non-current deferred tax assets	370	349

Deferred tax liabilities:
Non-current:
Property, plant and equipment	370	349

Total non-current deferred tax liabilities	370	349

Net non-current deferred tax assets	$ —	$ —

When realization of the deferred tax asset is more likely than not to occur, the benefit related to the deductible temporary differences attributable to operations is recognized as a reduction of income tax expense. Valuation allowances are provided against deferred tax assets when, based on all available evidence, it is considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. The Company cannot be certain that future taxable income will be sufficient to realize its deferred tax assets, and

Global Energy, Inc.

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except per share amounts)

(Information pertaining to the three months ended March 31, 2006 and 2007 is unaudited)

accordingly a full valuation allowance has been provided on its deferred tax assets. The Company continues to maintain the underlying tax benefits to offset future taxable income and to monitor the need for a valuation allowance based on the profitability of its operations.

During 2006, the Company fulfilled its U.S. and state income and franchise tax filing obligations by preparing and filing with the appropriate taxing authorities all delinquent tax returns since 2000. As a result of the Company’s failure to file its U.S. and state tax returns on a timely basis, the Company has incurred interest and penalties both of which have been accrued for in the Company’s Consolidated Financial Statements. The Company maintains tax contingency reserves of $1,077, $1,077 and $720 at March 31, 2007, December 31, 2006 and 2005, respectively, for these matters. For tax years 2001 through 2003 and in 2006, the Company generated net operating losses and therefore had no income tax liability. In 2005 and 2004, the Company utilized prior period net operating loss carryforwards to offset taxable income. However, the Company was subject to the alternative minimum tax in both 2005 and 2004 for which the tax liability and associated interest have been provided for in the Company’s Consolidated Financial Statements.

16. Industry segment and operations by geographic areas

The Company expects to operate in one industry segment, the production of synthetic gas using gasification technology to produce synthetic gas, synthetic natural gas, electric power, hydrogen, and transportation fuels. The geographic distributions of the Company’s identifiable assets, operating loss and revenues are summarized in the following table:

	December 31,			March 31,
	2004	2005	2006	2006	2007

Total revenues:
United States	$ 6,591	$ —	$ —	$ —	$ —
United Kingdom	—	—	—	—	—

Total revenues	$ 6,591	$ —	$ —	$ —	$ —

Operating loss:
United States	$(9,672)	$ (8,048)	$(17,600)	$(3,487)	$ (3,925)
United Kingdom	(287)	(289)	(781)	(141)	(197)

Total operating loss	$(9,959)	$ (8,337)	$(18,381)	$(3,628)	$(4,122)

Assets:
United States		$14,662	$ 18,069		$ 17,201
United Kingdom		1,417	1,582		1,558

Total assets		$16,079	$ 19,651		$ 18,759

Global Energy, Inc.

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except per share amounts)

(Information pertaining to the three months ended March 31, 2006 and 2007 is unaudited)

17. Sale of E-Gas™ technology and royalty payments

In 2003, the Company sold the rights to the E-Gas™ (Dow/Destec) gasification technology and patents to ConocoPhillips. In January 2006, the Company and ConocoPhillips agreed to amend the terms of the Asset Purchase and Sale Agreement. Under the terms of the amended agreement, the Company agreed to reduce its share of future third party net license fees otherwise due to the Company for cash proceeds of $7,760. Under the terms of the amended Asset Purchase and Sale Agreement, the Company will be required to remit to ConocoPhillips the contracted license fee (currently set at $16,000 for the Company’s gasification facility at Lima, Ohio) for each E-Gas™ license at the contractually agreed-upon time. The Company will receive an 85% share of this net license fee for up to eleven E-Gas™ licensed gasification plants which are at least 50% owned by the Company and in commercial operation by December 31, 2015. These amounts will be received from ConocoPhillips once the gasification plant meets its required performance conditions. In addition, the Company will receive a 20% share of the net license fee for each license sold to parties other than the Company after the fifth license sold and received by ConocoPhillips in any individual year from January 2006 to December 31, 2020. Under the prior agreement, the Company was entitled to receive a 30% share of the net license fee for each license sold to parties other than the Company upon the sale of the first license. Net license fee is defined as an amount paid for an E-Gas™ Technology license by a third party less certain engineering design costs and costs associated with the U.S. Department of Energy repayment obligation.

As part of the sale agreement, ConocoPhillips agreed to retain and be liable for all obligations stemming from ownership of the E-Gas™ Technology from and after the effective date of the agreement. These liabilities include the contingent repayment obligation to the United States Department of Energy. Under the terms of the Company’s acquisition of the Wabash gasification facility in 1999, the Company was required to assume a contingent repayment obligation to the United States Department of Energy for a maximum of $219,000. The obligation required payments to be made to the U. S. Department of Energy if and when the licenses and/or equipment specific to the E-Gas™ Technology were sold. The contingent obligation served as repayment to the Department of Energy for its early economic support of the technology and the operations at the Wabash gasification facility.

Concurrently with the sale of the E-Gas™ technology in 2003, certain employees directly involved with the technology transferred to ConocoPhillips agreed to become employees or agents of ConocoPhillips. Under the Employee Group Agreement, twenty-three employees (collectively the “Employee Group”) transferred their employment from the Company to ConocoPhillips. As individual signatories to the Employee Group Agreement, each of these employees agreed to release the Company of any then outstanding employment-related liabilities. In consideration for this release, the employees agreed to be paid an amount contingent on future licensing transactions between the Company and ConocoPhillips, but in no event to exceed $4,900. In connection with the January 2006 amendment of the Asset Purchase and Sale Agreement, the Employee Group received $1,700. In connection with this payment, the Employee Group agreed to release the Company from any future obligation stemming from the E-Gas™ technology license transaction between the Company and ConocoPhillips.

Global Energy, Inc.

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except per share amounts)

(Information pertaining to the three months ended March 31, 2006 and 2007 is unaudited)

In an arrangement similar to that in the Employee Group Agreement, certain individuals who were employees at WRE at the time of the E-Gas™ Technology sale will receive twenty-three percent of net license revenue received by the Company from the sale of an E-Gas™ license by ConocoPhillips up to a total amount of $142. As any of these payments are viewed as sums directly relating to the success of an individual license sale event, they are not yet legal liabilities of the Company and therefore have not yet been accrued in the Company’s Consolidated Balance Sheets.

18. Quarterly Financial Information (unaudited)

The following table presents quarterly financial information and per share data relative to the Company’s common stock.

	March 31,		June 30,		September 30,		December 31,
Quarters ended	2005	2006	2005	2006	2005	2006	2005	2006

Product Sales	$—	$—	$—	$—	$—	$—	$—	$—
Operating loss	(2,547)	(3,628)	(1,702)	(7,228)	(1,191)	(4,127)	(2,897)	(3,398)
Net income (loss)	43,080	3,624	(2,628)	(9,437)	(2,051)	(6,134)	(7,425)	(3,849)

Basic earnings (loss) per common shareholder	$7.42	$0.62	$(0.45)	$(1.58)	$(0.35)	$(1.00)	$(1.28)	$(0.63)
Diluted earnings (loss) per common shareholder	7.08	0.60	(0.45)	(1.58)	(0.35)	(1.00)	(1.28)	(0.63)

19. Commitments and contingent matters

Commitments

In December 2006, the Company entered into a Strategic Alliance Agreement with Oxbow Carbon & Minerals LLC (“Oxbow”), a leader in petroleum coke trading, marketing, sales and shipping (“Oxbow Agreement”). As part of that agreement, Oxbow acquired 25,000 shares of Company Common Stock for $5,000 in cash and Oxbow and the Company agreed to designate each other as their preferred supplier of certain goods and services. This investment gave Oxbow the right to designate one member to the Company’s Board of Directors so long as Oxbow continues to own at least 15,000 shares of the Company’s Common Stock.

As part of the Oxbow Agreement, Oxbow will make an additional $10,000 investment (“Lima Investment”) in the Company’s gasification and IGCC facility currently under construction in Lima, Ohio if certain events occur, including the Company obtaining a firm commitment for at least $217,000 of equity funding for the Lima project. In the event Oxbow makes the Lima Investment, Oxbow will receive the following:

(i) Four percent (4%) of the Lima project’s pre-tax project cash flow after debt service and operation and maintenance (O&M) expenses (subject to satisfaction of lender covenants on distributions to equity investors);

Global Energy, Inc.

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except per share amounts)

(Information pertaining to the three months ended March 31, 2006 and 2007 is unaudited)

(ii) Two percent (2%) of the non-O&M revenues of the Company’s subsidiary, Gasification Engineering Corporation, Inc. (“GEC”) related to the Lima project; and

(iii) A seat on the Board of Directors of GEC or any subsidiary or affiliate of GEC which is responsible for the engineering, procurement and construction of the Company’s gasification facility in Lima, Ohio.

In addition, if Oxbow makes the Lima Investment, Oxbow and the Company will enter into a fuel management and supply agreement for all fuel to be utilized by the Lima project, which would include the following provisions:

(i) Oxbow would manage all fuel coke and coal supply and logistics for the Lima project;

(ii) Oxbow would be paid a management fee of $1,000 per year;

(iii) As fuel supply manager, Oxbow would receive a base commission of $0.12 per MMBtu consumed by the Lima project, independent of the fuel type (“Base Commission”). In addition, Oxbow would be entitled to one-third of the cost savings for fuel delivered to the Project below $1.07 per MMBtu (to be adjusted annual based upon the Consumer Price Index) (“Price Basis”). The commission would be reduced should the delivered fuel price be above the Price Basis; and

(iv) If the Company provides up to ten percent (10%) of the annual fuel requirements from renewable sources, Oxbow would receive a similar commission.

(v) In the event the Lima project has not obtained financial closing by December 15, 2007 or there is a delay of twelve months or more in any specified project milestones, then Oxbow would have certain rights to take over the development and management of the Lima project.

The Oxbow Agreement has a five year term and will then automatically renew for an additional five years unless earlier terminated in accordance with the terms of the Oxbow Agreement. Under the terms of the Oxbow Agreement, if any time prior to the earlier of December 31, 2007 or the date on which the Company completes an initial public offering of its common stock, the Company sells additional common shares at a price less than $200 per share, the Company will issue additional common shares to Oxbow such that Oxbow’s adjusted per-share price for its stockholdings is no greater than the lowest price paid for any subsequent purchases of the Company’s Common Stock.

The Company has recorded Oxbow’s initial investment of $5,000 as a component of shareholders equity. At March 31, 2007 and December 31, 2006, Oxbow has not made its Lima Investment. Accordingly, the terms and conditions pertaining to the Lima Investment are currently not in force. Because the terms of the anti-dilution protection afforded to Oxbow relative to its initial investment in the Company can only be settled through the issuance of additional shares of the Company’s Common Stock and is embedded within the Oxbow Agreement, separate accounting for the anti-dilutive provision has not been provided in the Company’s Consolidated Financial Statements.

Global Energy, Inc.

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except per share amounts)

(Information pertaining to the three months ended March 31, 2006 and 2007 is unaudited)

Contingent matters

In 2004, an action was filed in Vigo County Superior Court in Indiana on behalf of a group of employees of WRE seeking recovery of certain benefits, statutory damages and reasonable attorney’s fees under Indiana’s prompt wage payment statute. The group of former employees alleged that during 2004, the Company was not in compliance with Indiana’s prompt wage payment statute and did not appropriately compensate the employee group for various employment related amounts allegedly owed the employees in connection with the Company’s 2004 temporary idling of its Wabash gasification facility and related employee lay-offs. In connection with this matter, the Company established a reserve for probable loss of $2,623 in 2004. During December 2006, this case was settled for the amount previously reserved. All matters pertaining to this claim are now closed.

In addition to the aforementioned, the Company, in the normal course of business, is subject to claims, both asserted and unasserted. Although it is not possible to predict with certainty the outcome or cost of these matters, the Company believes the likelihood is remote that any sum required to be paid in connection with liabilities recorded relating to these matters will have a material adverse effect on its financial position, results of operations or cash flows.

20. Subsequent events

On April 10, 2007, the Company issued additional debt to an unrelated party in the amount of $300. The debt includes a fixed financing fee of $75 and is due and payable no later than July 10, 2007. The debt is secured by the Company’s coal reserves in Indiana. Also on April 10, 2007, the Company obtained $65 in additional debt financing from its Chief Executive Officer. The debt includes a fixed financing fee of $16 and is due and payable no later than September 15, 2007.

In May 2007, the Company issued two promissory notes each to an unrelated party. These notes, for $237 and $250, include a fixed financing fee of $75 for each note and are due and payable no later than October 15, 2007. The Company’s rights to the E-Gas™ Technology serve as collateral for these promissory notes.

             shares

Global Energy, Inc.

Common Stock

Prospectus

JPMorgan

                        , 2007

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until                         , 2007, all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution

The following table sets forth the estimated expenses (excluding the underwriting discount) expected to be incurred in connection with the issuance and distribution of the common stock registered hereby:

SEC registration fee		$10,745
NASD filing fee		35,500
Nasdaq Global Market listing fee		100,000
Blue sky fees and expenses		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and Registrar fees and expenses		*
Miscellaneous		*

Total	$	*

The amounts set forth above, except for the SEC registration fee and the NASD filing fee, are estimated.

*	To be completed by amendment.

Item 14. Indemnification of directors and officers

Pursuant to Section 1701.13(E) of the Ohio Revised Code, an Ohio corporation is permitted to indemnify directors, officers, and other persons under certain circumstances. In some circumstances, an Ohio corporation is required to indemnify directors and officers. An Ohio corporation is required to indemnify a director or officer against expenses actually and reasonably incurred to the extent that the director or officer is successful in defending a lawsuit brought against him or her by reason of the fact that the director or officer is or was a director or officer of the corporation.

If a director or officer is not successful in an action brought against the director or officer, he or she still may be indemnified under certain circumstances. In actions brought against a director or officer by any person (other than the corporation or on behalf of the corporation), the defendant director or officer may be indemnified for expenses, judgments, fines, and amounts paid in settlement if it is determined that the defendant was acting in good faith, in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in a criminal proceeding, that he or she had no reasonable cause to believe his or her conduct was unlawful. The determination of whether to indemnify an unsuccessful director or officer may be made by any of the following: (i) a majority vote of a quorum of disinterested directors; (ii) independent legal counsel if the quorum of disinterested directors is not available or if a majority of independent directors so directs; (iii) the shareholders; or (iv) a court of competent jurisdiction.

If a director or officer is not successful in an action brought by or on behalf of the corporation against the director or officer, the defendant director or officer may be indemnified only for expenses if it is determined that the defendant was acting in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. In an action brought by or on behalf of the corporation, if the director or officer is adjudged to be liable for negligence or misconduct, no indemnification for expenses is permitted unless authorized by court order. Similarly, if a director is not successful in an action brought by or on behalf of the corporation against the director where the only liability asserted is for authorizing unlawful loans, dividends, distributions or purchase of the corporation’s own shares, no indemnification for expenses is permitted under the statute.

Unless otherwise provided in the articles of incorporation or code of regulations of a corporation and unless the only liability asserted against a director is for authorizing unlawful loans, dividends, distributions, or purchase of the corporation’s own shares, directors (but not any other person) are entitled to mandatory advancement of expenses incurred in defending any action, including derivative actions, brought against the director, provided that the director agrees to cooperate with the corporation concerning the matter and to repay the amount advanced if it is proved by clear and convincing evidence in a court of competent jurisdiction that his or her act or failure to act was done with deliberate intent to cause injury to the corporation or with reckless disregard to the corporation’s best interests.

Unless otherwise provided in the articles of incorporation or code of regulations of a corporation and except to the extent liability is asserted for authorizing unlawful loans, dividends, distributions or purchases of the corporation’s shares, a director is not liable for monetary damages unless it is proved by clear and convincing evidence in a court of competent jurisdiction that his or her action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation. There is, however, no comparable provision limiting the liability of officers, employees, or agents of a corporation.

The statutory right of indemnification is not exclusive in Ohio, and a corporation may, among other things, grant rights to indemnification under the corporation’s articles of incorporation, code of regulations or by agreement. Ohio corporations are also specifically authorized to procure insurance against any liability that may be asserted against directors and officers, whether or not the corporation would have the power to indemnify such officials. -+

As permitted by the Ohio Revised Code, our Code of Regulations provides that (1) we are required to indemnify our directors and officers to the fullest extent permitted by the Ohio Revised Code, (2) we may indemnify other employees as set forth in our Code of Regulations, and (3) the rights conferred in our code of regulations are not exclusive.

The indemnification provisions in our Code of Regulations may be sufficiently broad to permit indemnification of our directors and executive officers for liabilities arising under the Securities Act.

We have not obtained liability insurance for our directors and officers.

Item 15. Recent sales of unregistered securities

Set forth below is information regarding all unregistered securities sold by us within the past three years. The information below does not give effect to the          -for-1 split of our common stock to be effected prior to the effectiveness of this offering.

From time to time between December 31, 2004 and the date hereof, we have awarded an aggregate of 244,149 restricted stock units that are subject to certain forfeiture restrictions to certain of our directors and employees under our profit sharing trust plan, which we have amended and restated as our stock incentive plan, subject to receipt of shareholder approval. Each restricted stock unit represents the right to receive one share of our common stock, subject to the terms and conditions of the plan.

On June 7, 2004, we issued 15,366 shares of our common stock to Treading Investments (Bahamas) Ltd. for a total purchase price of $1,010,929.

On June 18, 2004, we issued 3,000 shares of our common stock to Joan G. Loiello Revocable Trust in consideration for financial advisory services rendered by Lawrence P. Loiello.

On November 1, 2004, we issued 134 shares of our common stock to Mr. Weyand for a total purchase price of $10,000.

On February 28, 2005, we issued 1,334 shares of our common stock to Baird Rubber & Trading Co. for a total purchase price of $100,000.

On May 25, 2005 we issued 700 shares of our common stock to John B. Fullerton as consideration for advisory services rendered to us under the terms of a December 14, 2004 letter agreement between Mr. Fullerton and us.

On May 25, 2005, we issued 2,000 shares of our common stock to The Dow Chemical Co. in consideration for financial advisory services rendered.

On November 15, 2005, we issued 4,000 shares of our common stock to James R. Bowden in consideration for his past service as our chairman of the board in 2001 and 2002.

On December 30, 2005, we issued 3,147 shares of our common stock to Alan Leitch, a former employee of ours, pursuant to the terms of our profit sharing trust plan.

On May 1, 2006, we issued 29,756 shares of our common stock to Ohio National Financial Services, Inc. as additional security for a $2,800,000 loan made to us by its predecessor in interest in December 2002.

On May 1, 2006, we issued shares of our common stock to six of our former employees pursuant to our profit sharing trust plan as follows: 5,000 shares to Richard A. Bailey; 7,334 shares to Alec Henderson; 2,500 shares to H. Peter Luessen; 3,500 shares to Stuart T. McLean; 500 shares to Connie Cortez; and 3,000 shares to Jennifer Williams-Moore.

On May 24, 2006, we issued 250,000 shares of our common stock to The Estate of Deane H. Stoltz pursuant to the exercise by the Estate of an option granted by us under a stock option agreement dated October 12, 2005, as modified by a subsequent Stockholders Agreement between The Estate of Deane H. Stoltz and us.

On December 20, 2006, we issued 5,000 shares of our common stock to ALTENERGY, LP for a total purchase price of $1,000,000.

On December 22, 2006 we issued 25,000 shares of our common stock to Oxbow Carbon & Minerals LLC under the terms of a strategic alliance agreement between us and Oxbow, for a total purchase price of $5,000,000.

On December 30, 2006 we issued 265 shares of our common stock to Douglas Strickland, a former employee of ours, pursuant to the terms of our profit sharing trust plan.

On June 8, 2007, we issued 175 shares to Michael R. Walker in consideration for his service as a member of our board of directors in 2006.

On June 8, 2007, we issued 1,000 shares to James H. Burnley IV in consideration for his longstanding informal advisory services to us.

On June 8, 2007, we issued 3,125 shares to The Estate of Deane H. Stoltz in consideration for the assignment by The Estate of Deane H. Stoltz to us of a 2.5% royalty interest in connection with the Wyoming coal leases.

The issuances described in this Item 15 of restricted stock units and shares of our common stock under our profit sharing trust plan were made pursuant to a written compensatory plan in reliance on the exemption provided by Rule 701 promulgated under Section 3(b) of the Securities Act, as well as Section 4(2) of the Securities Act. All recipients either received adequate information about us or had access, through employment or other relationships, to that information.

All other issuances described above were exempt from registration pursuant to Section 4(2) of the Securities Act. With respect to each transaction listed above, no general solicitation was made either by us or by any person acting on our behalf; the securities sold are subject to transfer restrictions, and the certificates for the shares contained an appropriate legend stating that such securities have not been registered under the Securities Act and may not be offered or sold absent registration or pursuant to an exemption therefrom. No underwriters were involved in connection with the sales of securities referred to in this Item 15.

Item 16. Exhibits

(a) Exhibits

Exhibit No.	Description
1.1*	Form of Underwriting Agreement

3.1	Articles of Incorporation of Global Energy, Inc., as currently in effect

3.2*	Amended and Restated Articles of Incorporation of Global Energy, Inc., to become effective upon closing of this offering

3.3	Amended and Restated Code of Regulations of Global Energy, Inc., as currently in effect

3.4*	Second Amended and Restated Code of Regulations of Global Energy, Inc., to become effective upon closing of this offering

4.1*	Specimen certificate for shares of common stock

5.1*	Opinion of Thompson Hine LLP

10.1+	Employment Agreement, dated as of January 1, 2006, between Global Energy, Inc. and Harry H. Graves

10.2+	Amendment, effective June 1, 2007, to Employment Agreement, dated as of January 1, 2006, between Global Energy, Inc. and Harry H. Graves

Exhibit No.	Description

10.3+	Employment Agreement, dated as of February 1, 2006, between Global Energy, Inc. and Steven G. Rolls

10.4+	Amendment, effective June 1, 2007, to Employment Agreement, dated as of February 1, 2006, between Global Energy, Inc. and Steven G. Rolls

10.5	Asset Purchase and Sale Agreement, dated July 30, 2003, between Global Energy, Inc., Wabash River Energy Ltd. and Gasification Engineering Corporation, as Sellers, and ConocoPhillips Company, as Buyer

10.6

First Amendment, dated January 20, 2006, to Asset Purchase and Sale Agreement, dated July 30, 2003, between Global Energy, Inc., Wabash River Energy Ltd. and Gasification Engineering Corporation and ConocoPhillips Company

10.7	License Agreement, dated April 18, 2003, between Gasification Engineering Corp. and Lima Energy Company

10.8	Lima License Letter Revision, dated July 30, 2003, between Gasification Engineering Corp., Lima Energy Company and ConocoPhillips Company

10.9	Wabash License Letter Revision, dated July 30, 2003, between Gasification Engineering Corp., Wabash River Energy Ltd. and ConocoPhillips Company

10.10	Engineering, Procurement and Construction Agreement, dated April 18, 2006, by and between Lima Energy, Inc. and Gasification Engineering Corporation

10.11	Engineering, Procurement and Construction Agreement, dated April 18, 2006, by and between Gasification Engineering Corporation and Industrial Construction Company, Inc.

10.12	Contract to Install Material Handling Equipment, dated September 16, 2004, by and between Lima Energy, Inc. and Roberts & Schaefer Company

10.13	Synthetic Natural Gas Purchase and Sale Agreement, dated February 5, 2007, by and between Lima Energy, Inc. and The Procter & Gamble Paper Products Company

10.14	Letter Agreement, dated May 11, 2004, between Global Energy, Inc. and Columbia Gas Transmission Corporation

10.15	Letter Agreement, dated June 3, 2005, between Global Energy, Inc. and Columbia Gas Transmission Corporation

10.16	Operating Agreement of SG Solutions, LLC, dated January 14, 2005, between Wabash Valley Power Association, Inc. and Wabash River Energy, Ltd.

10.17	Synthetic Natural Gas Purchase and Sale Agreement, dated February 13, 2007, between Eagle Energy Partners I, L.P. and SNG Export, LLC

10.18	Master Agreement, dated January 14, 2005, between Wabash Valley Power Association, Inc. and Wabash River Energy, Ltd.

10.19	Asset Purchase Agreement, dated as of January, 2005, between Wabash River Energy, Ltd. and SG Solutions, LLC

10.20	General Services Agreement, dated March 29, 2006, by and between Global Energy, Inc. and Stone & Webster, Inc.

10.21	Fuel Reserve Agreement, dated January 20, 2004, by and between Global Energy, Inc. and Midwest Minerals, Inc.

Exhibit No.	Description

10.22	First Amendment, dated January 19, 2005, to Fuel Reserve Agreement, dated January 20, 2004, by and between Global Energy, Inc. and Midwest Minerals, Inc.

10.23	Coal Supply Agreement, dated January 20, 2004, by and between Wabash River Energy, Ltd. and Midwest Mining Company, LLC

10.24	License Agreement, dated August 7, 1995 by and among British Gas plc, Lurgi Energie und Umwelt, GmBH and Fife Energy Limited

10.25	General Services Agreement, dated March 2006, between Fife Energy Limited and Stone & Webster Limited

10.26	Strategic Alliance Agreement, dated December 21, 2006, between Global Energy, Inc. and Oxbow Carbon & Minerals LLC

10.27	Alliance Agreement, dated as of April 3, 2003, between Porvair Filtration Group Ltd. and Global Energy, Inc.

10.28	Strategic Alliance Agreement, dated February 23, 2007, between Stone & Webster Ltd. and Global Energy, Inc.

10.29	Commercial Alliance Agreement, dated August 4, 2006, between Global Energy Inc. and HTC Hydrogen Technologies Corp.

10.30	Share Issuance Agreement, dated September 30, 2006, between Global Energy Inc. and HTC Hydrogen Technologies Corp.

10.31	Promissory Note, dated September 26, 2006, from Global Energy, Inc. to Industrial Construction Company

10.32	Assignments of Coal Mining Leases, dated February 1, 2007, from the estate of Deane H. Stoltz to Global Energy, Inc.

10.33	Stockholders Agreement, dated as of May 12, 2006, between Global Energy, Inc. and the Stockholders listed therein

10.34a	First Amendment, dated March 1, 2007, to the Stockholders Agreement, dated as of May 12, 2006, between Global Energy, Inc. and the Stockholders listed therein

10.34b	Second Amendment, dated May 31, 2007, to the Stockholders Agreement, dated as of May 12, 2006, between Global Energy, Inc. and the Stockholders listed therein

10.34c	Third Amendment, dated June 8, 2007, to the Stockholders Agreement, dated as of May 12, 2006, between Global Energy, Inc. and the Stockholders listed therein

10.35	Loan and Security Agreement, dated as of April 14, 2005, between Global Energy, Inc., and LaSalle Bank National Association, L.P.

10.36	Promissory Note, dated January 19, 2004, from Lima Energy Company to Ohio National Financial Services, Inc.

10.37	Promissory Note, dated December 2002, from Global Energy, Inc. to OnFlight, Inc.

10.38	Security Agreement and Assignment, dated as of January 19, 2004, by Lima Energy Company in favor of Ohio National Financial Services, Inc.

10.39	Pledge and Assignment Agreement, dated as of January 19, 2004, between Global Energy, Inc., H.H. Graves and Ohio National Financial Services, Inc.

10.40	Promissory Note, dated March 9, 2005, between Global Energy, Inc. and Midwest Minerals, Inc.

Exhibit No.	Description

10.41	Guaranty, dated January 19, 2004, by Global Energy, Inc. in favor of Ohio National Financial Services, Inc.

10.42+	Profit Sharing Trust Plan

10.43+*	Global Energy, Inc. 2007 Omnibus Incentive Plan

10.44*	Form of Indemnification Agreement entered into by and between Global Energy, Inc. and each of its executive officers and directors

10.45	Secured Promissory Note, dated September 24, 1998, from Fife Energy Limited to El Paso Energy International Company

10.46	Standard Security Agreement, dated September 1998, by Fife Energy Limited in favor of El Paso Energy International Company (for itself and as trustee)

10.47	Bond and Floating Charge, dated September 25, 1998, by Fife Energy Limited in favor of El Paso Energy International Company

10.48	Ranking Agreement, dated September 25, 1998 among Fife Energy Limited, the Governor and Company of the Bank of Scotland and El Paso Energy International Company

10.49	Demand Promissory Note, dated November 7, 2006, from Global Energy, Inc. to T.R. Doyle

14.1	Code of Conduct and Ethics, to become effective upon filing

21.1	Subsidiaries of Global Energy, Inc.

23.1	Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Thompson Hine LLP (included in Exhibit 5.1)

24.1	Powers of Attorney (included on page II-10)

99.1	Consent of Director Nominee pursuant to Rule 438 under the Securities Act of 1933

99.2	Consent of Director Nominee pursuant to Rule 438 under the Securities Act of 1933

99.3	Consent of Director Nominee pursuant to Rule 438 under the Securities Act of 1933

99.4	Consent of Director Nominee pursuant to Rule 438 under the Securities Act of 1933

99.5	Consent of Director Nominee pursuant to Rule 438 under the Securities Act of 1933

99.6	Consent of Director Nominee pursuant to Rule 438 under the Securities Act of 1933

99.7	Consent of Director Nominee pursuant to Rule 438 under the Securities Act of 1933

*	To be filed by amendment.

†	Confidential treatment is requested for certain confidential portions of this exhibit pursuant to Rule 406 under the Securities Act. In accordance with Rule 406, these confidential portions have been omitted from this exhibit and filed separately with the Commission.

+	Indicates management contract or compensatory plan.

(b) Financial statement schedules

Schedule II. Valuation and Qualifying Accounts and Reserves. All other financial statement schedules have been omitted because the required information is either inapplicable or presented in the consolidated financial statements.

Global Energy, Inc.

Schedule II—Valuation and Qualifying Accounts

(in thousands)	Balance at beginning of year	Provisions charged to earnings	Reserves utilized	Other changes	Balance at end of year
Year ended December 31, 2006
Reserves deducted from asset accounts
Accounts receivable	$111	$—	$(111)	$—	$—
Deferred tax assets	18,324	2,475	—	—	20,799
Year ended December 31, 2005
Reserves deducted from asset accounts
Accounts receivable	$111	$—	$—	$—	$111
Deferred tax assets	31,863	(13,539)	—	—	18,324
Year ended December 31, 2004
Reserves deducted from asset accounts
Accounts receivable	$111	$—	$—	$—	$111
Deferred tax assets	24,214	7,649	—	—	31,863

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the completion of the offering specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be sellers to the purchaser and will be considered to offer or sell such securities to such purchaser:

(A) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(B) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(C) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or their securities provided by or on behalf of the undersigned registrant; and

(D) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cincinnati, State of Ohio, as of June 19, 2007.

GLOBAL ENERGY, INC.

By	/s/ Harry H. Graves
Harry H. Graves President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Harry H. Graves and Steven G. Rolls, and each of them, his true and lawful attorney-in-fact and agents, with full powers of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all (i) amendments (including post-effective amendments) and additions to the Registration Statement and (ii) Registration Statements, and any and all amendments thereto (including post-effective amendments), relating to the offering contemplated pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated as of June 19, 2007.

Signature	Title

/s/ Harry H. Graves Harry H. Graves	President, Chief Executive Officer, Chairman and Director (principal executive officer)

/s/ Steven G. Rolls Steven G. Rolls	Chief Financial Officer (principal financial and accounting officer)

/s/ Lynne R. Graves Lynne R. Graves	Director

/s/ Michael R. Walker Michael R. Walker	Director

Exhibit index

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

3.1	Articles of Incorporation of Global Energy, Inc., as currently in effect

3.2*	Amended and Restated Articles of Incorporation of Global Energy, Inc., to become effective upon closing of this offering

3.3	Amended and Restated Code of Regulations of Global Energy, Inc., as currently in effect

3.4*	Second Amended and Restated Code of Regulations of Global Energy, Inc., to become effective upon closing of this offering

4.1*	Specimen certificate for shares of common stock

5.1*	Opinion of Thompson Hine LLP

10.1+	Employment Agreement, dated as of January 1, 2006, between Global Energy, Inc. and Harry H. Graves

10.2+	Amendment, effective June 1, 2007, to Employment Agreement, dated as of January 1, 2006, between Global Energy, Inc. and Harry H. Graves

10.3+	Employment Agreement, dated as of February 1, 2006, between Global Energy, Inc. and Steven G. Rolls

10.4+	Amendment, effective June 1, 2007, to Employment Agreement, dated as of February 1, 2006, between Global Energy, Inc. and Steven G. Rolls

10.5	Asset Purchase and Sale Agreement, dated July 30, 2003, between Global Energy, Inc., Wabash River Energy Ltd. and Gasification Engineering Corporation, as Sellers, and ConocoPhillips Company, as Buyer

10.6

First Amendment, dated January 20, 2006, to Asset Purchase and Sale Agreement, dated July 30, 2003, between Global Energy, Inc., Wabash River Energy Ltd. and Gasification Engineering Corporation and ConocoPhillips Company

10.7	License Agreement, dated April 18, 2003, between Gasification Engineering Corp. and Lima Energy Company

10.8	Lima License Letter Revision, dated July 30, 2003, between Gasification Engineering Corp., Lima Energy Company and ConocoPhillips Company

10.9	Wabash License Letter Revision, dated July 30, 2003, between Gasification Engineering Corp., Wabash River Energy Ltd. and ConocoPhillips Company

10.10	Engineering, Procurement and Construction Agreement, dated April 18, 2006, by and between Lima Energy, Inc. and Gasification Engineering Corporation

10.11	Engineering, Procurement and Construction Agreement, dated April 18, 2006, by and between Gasification Engineering Corporation and Industrial Construction Company, Inc.

10.12	Contract to Install Material Handling Equipment, dated September 16, 2004, by and between Lima Energy, Inc. and Roberts & Schaefer Company

10.13	Synthetic Natural Gas Purchase and Sale Agreement, dated February 5, 2007, by and between Lima Energy, Inc. and The Procter & Gamble Paper Products Company

Exhibit No.	Description

10.14	Letter Agreement, dated May 11, 2004, between Global Energy, Inc. and Columbia Gas Transmission Corporation

10.15	Letter Agreement, dated June 3, 2005, between Global Energy, Inc. and Columbia Gas Transmission Corporation

10.16	Operating Agreement of SG Solutions, LLC, dated January 14, 2005, between Wabash Valley Power Association, Inc. and Wabash River Energy, Ltd.

10.17	Synthetic Natural Gas Purchase and Sale Agreement, dated February 13, 2007, between Eagle Energy Partners I, L.P. and SNG Export, LLC

10.18	Master Agreement, dated January 14, 2005, between Wabash Valley Power Association, Inc. and Wabash River Energy, Ltd.

10.19	Asset Purchase Agreement, dated as of January, 2005, between Wabash River Energy, Ltd. and SG Solutions, LLC

10.20	General Services Agreement, dated March 29, 2006, by and between Global Energy, Inc. and Stone & Webster, Inc.

10.21	Fuel Reserve Agreement, dated January 20, 2004, by and between Global Energy, Inc. and Midwest Minerals, Inc.

10.22	First Amendment, dated January 19, 2005, to Fuel Reserve Agreement, dated January 20, 2004, by and between Global Energy, Inc. and Midwest Minerals, Inc.

10.23	Coal Supply Agreement, dated January 20, 2004, by and between Wabash River Energy, Ltd. and Midwest Mining Company, LLC

10.24	License Agreement, dated August 7, 1995 by and among British Gas plc, Lurgi Energie und Umwelt, GmBH and Fife Energy Limited

10.25	General Services Agreement, dated March, 2006, between Fife Energy Limited and Stone & Webster Limited

10.26	Strategic Alliance Agreement, dated December 21, 2006, between Global Energy, Inc. and Oxbow Carbon & Minerals LLC

10.27	Alliance Agreement, dated as of April 3, 2003, between Porvair Filtration Group Ltd. and Global Energy, Inc.

10.28	Strategic Alliance Agreement, dated February 23, 2007, between Stone & Webster Ltd. and Global Energy, Inc.

10.29	Commercial Alliance Agreement, dated August 4, 2006, between Global Energy Inc. and HTC Hydrogen Technologies Corp.

10.30	Share Issuance Agreement, dated September 30, 2006, between Global Energy Inc. and HTC Hydrogen Technologies Corp.

10.31	Promissory Note, dated September 26, 2006, from Global Energy, Inc. to Industrial Construction Company

10.32	Assignments of Coal Mining Leases, dated February 1, 2007, from the Estate of Deane H. Stoltz to Global Energy, Inc.

10.33	Stockholders Agreement, dated as of May 12, 2006, between Global Energy, Inc. and the Stockholders listed therein

10.34a	First Amendment, dated March 1, 2007, to the Stockholders Agreement, dated as of May 12, 2006, between Global Energy, Inc. and the Stockholders listed therein

Exhibit No.	Description

10.34b	Second Amendment, dated May 31, 2007, to the Stockholders Agreement, dated as of May 12, 2006, between Global Energy, Inc. and the Stockholders listed therein

10.34c	Third Amendment, dated June 8, 2007, to the Stockholders Agreement, dated as of May 12, 2006, between Global Energy, Inc. and the Stockholders listed therein

10.35	Loan and Security Agreement, dated as of April 14, 2005, between Global Energy, Inc., and LaSalle Bank National Association, L.P.

10.36	Promissory Note, dated January 19, 2004, from Lima Energy Company to Ohio National Financial Services, Inc.

10.37	Promissory Note, dated December 2002, from Global Energy, Inc. to OnFlight, Inc.

10.38	Security Agreement and Assignment, dated as of January 19, 2004, by Lima Energy Company in favor of Ohio National Financial Services, Inc.

10.39	Pledge and Assignment Agreement, dated as of January 19, 2004, between Global Energy, Inc., H.H. Graves and Ohio National Financial Services, Inc.

10.40	Promissory Note, dated March 9, 2005, between Global Energy, Inc. and Midwest Minerals, Inc.

10.41	Guaranty, dated January 19, 2004, by Global Energy, Inc. in favor of Ohio National Financial Services, Inc.

10.42+	Profit Sharing Trust Plan

10.43+*	Global Energy, Inc. 2007 Omnibus Incentive Plan

10.44*	Form of Indemnification Agreement entered into by and between Global Energy, Inc. and each of its executive officers and directors

10.45	Secured Promissory Note, dated September 24, 1998, from Fife Energy Limited to El Paso Energy International Company

10.46	Standard Security Agreement, dated September 1998, by Fife Energy Limited in favor of El Paso Energy International Company (for itself and as trustee)

10.47	Bond and Floating Charge, dated September 25, 1998, by Fife Energy Limited in favor of El Paso Energy International Company

10.48	Ranking Agreement, dated September 25, 1998 among Fife Energy Limited, the Governor and Company of the Bank of Scotland and El Paso Energy International Company

10.49	Demand Promissory Note, dated November 7, 2006, from Global Energy, Inc. to T.R. Doyle

14.1	Code of Conduct and Ethics, to become effective upon filing

21.1	Subsidiaries of Global Energy, Inc.

23.1	Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Thompson Hine LLP (included in Exhibit 5.1)

24.1	Powers of Attorney (included on page II-10)

99.1	Consent of Director Nominee pursuant to Rule 438 under the Securities Act of 1933

99.2	Consent of Director Nominee pursuant to Rule 438 under the Securities Act of 1933

99.3	Consent of Director Nominee pursuant to Rule 438 under the Securities Act of 1933

Exhibit No.	Description

99.4	Consent of Director Nominee pursuant to Rule 438 under the Securities Act of 1933

99.5	Consent of Director Nominee pursuant to Rule 438 under the Securities Act of 1933

99.6	Consent of Director Nominee pursuant to Rule 438 under the Securities Act of 1933

99.7	Consent of Director Nominee pursuant to Rule 438 under the Securities Act of 1933

*	To be filed by amendment.

†	Confidential treatment is requested for certain confidential portions of this exhibit pursuant to Rule 406 under the Securities Act. In accordance with Rule 406, these confidential portions have been omitted from this exhibit and filed separately with the SEC.

+	Indicates management contract or compensatory plan.